     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1999

                                                 REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                BR HOLDING, INC.
             (Exact name of registrant as specified in its charter)

               GEORGIA                                 6719                                58-2458679
   (State or other jurisdiction of               (Primary Standard                      (I.R.S. Employer
   incorporation or organization)         Industrial Classification Code               Identification No.)
                                                      Number)

          4370 PEACHTREE ROAD, N.E.                       ROBERT S. PRATHER, JR.
           ATLANTA, GEORGIA 30319                         4370 PEACHTREE ROAD, NE
               (404) 266-8333                             ATLANTA, GEORGIA 30319
                                                              (404) 266-8333
 (Address, including zip code, and telephone      (Name, address, including zip code, and
number, including area code, of registrant's     telephone number, including area code, of
        principal executive offices)                        agent for service)

                                    COPY TO:

                            HENRY O. SMITH III, ESQ.
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000
                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective and the effective time of the proposed mergers of wholly owned subsidiaries of BR Holding, Inc. into each of Capital Sports Properties, Inc., Host Communications, Inc. and Universal Sports America, Inc., as described in the Restated Agreement and Plan of Merger attached as Appendix A to the proxy statement/prospectus forming a part of this registration statement.

                             ---------------------

    If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ]

    If this form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF EACH CLASS OF SECURITIES TO BE     AMOUNT TO BE        OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
              REGISTERED                     REGISTERED            PER UNIT            PRICE(1)(2)      REGISTRATION FEE(2)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share.........................             11,327,000               --               $48,945,407          $13,606(3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


(1) Estimated solely for purposes of calculation of the registration fee.

(2) Calculated pursuant to Rule 457(f)(2).


(3) The registrant has previously paid a registration fee of $6,217 in connection with the filing of its preliminary proxy materials contained in this Registration Statement.


                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              BULL RUN CORPORATION

                           4370 PEACHTREE ROAD, N.E.
                             ATLANTA, GEORGIA 30319

                          YOUR VOTE IS VERY IMPORTANT

     The board of directors of Bull Corporation has approved an agreement and plan of merger that provides for the acquisition by Bull Run of Capital Sports Properties, Inc., Host Communications, Inc. and Universal Sports America, Inc. Capital is a holding company which currently owns a substantial interest in Host, Host is a sports marketing and association management company and Universal is a sports marketing company. If the acquisition is completed, Capital, Host and Universal will become wholly owned subsidiaries of Bull Run. At a special stockholders meeting of Bull Run, stockholders will be asked to vote to approve a number of proposals relating to this proposed acquisition as well as other matters.

     This proxy statement/prospectus provides stockholders of Bull Run with detailed information about the matters to be considered at the special meeting. Stockholders are encouraged to read this entire document carefully.

     THE BOARD OF DIRECTORS OF BULL RUN BELIEVES THAT THE ACQUISITION OF CAPITAL, HOST AND UNIVERSAL AND THE OTHER MATTERS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF BULL RUN AND ITS STOCKHOLDERS. THEREFORE, THE BOARD OF DIRECTORS URGES STOCKHOLDERS TO VOTE IN FAVOR OF EACH OF THE PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING.

                                          Robert S. Prather, Jr.
                                          President and Chief Executive Officer

     YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 12 OF THIS PROXY STATEMENT/PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT/PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     PROXY STATEMENT/PROSPECTUS DATED AUGUST 11, 1999, AND FIRST MAILED TO STOCKHOLDERS ON AUGUST 13, 1999.

                              BULL RUN CORPORATION


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Time:       10:00 a.m., local time

Date:       September 14, 1999
            ------------------------------

Place:     Bull Run Corporation
            4370 Peachtree Rd., N.E.
            Atlanta, Georgia 30319

Purpose: Each of the following three proposals is conditioned upon the other, so that all three of these proposals must be approved by stockholders or, if one or more of these proposals are not so approved, none of these proposals will be approved.

            - Creation of a Holding Company Structure. Vote to approve the proposed creation of a holding company structure for Bull Run whereby a subsidiary of BR Holding, a newly formed Georgia corporation, will be merged into Bull Run, and each outstanding share of Bull Run common stock will be converted automatically into one share of BR Holding common stock. As a result, BR Holding, which will then be a publicly held Georgia corporation, will be owned by the stockholders of Bull Run immediately prior to the merger, and Bull Run and its subsidiaries will become subsidiaries of BR Holding. BR Holding will then change its name to Bull Run Corporation.

            - Acquisition of Capital, Host and Universal. Vote to approve the issuance of shares of BR Holding common stock to stockholders of Capital, Host and Universal pursuant to an agreement and plan of merger.

            - Amendment of 1994 Long-Term Incentive Plan. Vote to approve the amendment of the 1994 Long-Term Incentive Plan to increase the number of shares issuable thereunder.

            Stockholders will also be asked at the special meeting to:

            - Elect directors.

            - Vote to confirm the appointment of Ernst & Young LLP as the independent auditors.

            - Conduct other business if properly raised.

     YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND, IN ORDER TO ENSURE THAT YOUR INTERESTS ARE REPRESENTED, PLEASE SIGN, DATE AND MAIL PROMPTLY THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE.

                                          By Order of the Board of Directors,

                                          Robert S. Prather, Jr.
                                          President and Chief Executive Officer

Atlanta, Georgia

August 11, 1999

                               TABLE OF CONTENTS


Questions and Answers About the Mergers.....................    1
Summary.....................................................    3
  The Bull Run Stockholders' Meeting........................    3
  Recommendation to Stockholders............................    3
  Required Votes............................................    3
  The Reorganization of Bull Run............................    4
  Acquisition of Capital, Host and Universal................    4
  Organizational Charts.....................................   10
Risk Factors................................................   12
  Risks Relating to Bull Run's Current Businesses...........   12
  Risks Relating to Host and Universal......................   14
  Risks Relating to the Combined Company....................   15
The Bull Run Meeting........................................   17
  Purpose of the Meeting....................................   17
  Votes Required............................................   17
  Record Date and Voting Rights.............................   17
  Voting and Revocation of Proxies..........................   18
Proposal 1: Approval of the Creation of a Holding Company
  Structure.................................................   19
  Recommendation of the Bull Run Board of Directors and
     Reasons for the Recommendation.........................   19
  Material Federal Income Tax Consequences..................   20
  No Appraisal Rights Available to Bull Run Stockholders....   20
Comparison of the Stockholders' Rights, Articles of
  Incorporation and Bylaws of Bull Run and BR Holding.......   21
Proposal 2: Approval of the Issuance of BR Holding Shares in
  the Mergers...............................................   22
  Recommendation of the Bull Run Board of Directors and
     Reasons for the Recommendation.........................   22
  Reasons of Capital, Host and Universal for the Mergers....   22
  Background of the Mergers.................................   23
  The Merger Agreement......................................   26
  Material Federal Income Tax Consequences..................   33
  Accounting Treatment......................................   35
  Operations of Host and Universal After the Mergers........   35
  Regulatory Matters........................................   35
  Financing of the Mergers..................................   35
  Resale of BR Holding Common Stock Following the Mergers...   37
  Stockholders' Agreement...................................   37
  Capital Written Consent...................................   37
  Host Voting Agreement.....................................   37
  Universal Voting Agreement................................   38
  Interests of Certain Persons in the Mergers...............   38
  No Appraisal Rights Available to Bull Run Stockholders....   40
Selected Financial Information of Bull Run..................   41
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Bull Run.....................   43
  Overview..................................................   43
  Results of Operations.....................................   43
  Liquidity and Capital Resources...........................   47
  Interest Rate Risk Management.............................   50
  Recently-Issued Accounting Standard.......................   51
  Impact of Year 2000.......................................   51

Selected Financial Information of Capital...................   53
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Capital......................   54
  Overview..................................................   54
  Results of Operations.....................................   54
  Liquidity and Capital Resources...........................   55
  Impact of Year 2000.......................................   55
Selected Financial Information of Host......................   56
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Host.........................   58
  Overview..................................................   58
  Results of Operations.....................................   58
  Liquidity and Capital Resources...........................   60
  Interest Rate Risks.......................................   61
  Impact of Year 2000.......................................   61
Selected Financial Information of Universal.................   63
Management's Discussion and Analysis of Financial Condition
  and Results of Operations of Universal....................   65
  Overview..................................................   65
  Results of Operations.....................................   65
  Liquidity and Capital Resources...........................   67
  Year 2000 Compliance......................................   68
  Interest Rate Risk........................................   69
Unaudited Pro Forma Financial Data..........................   70
Business of Bull Run........................................   78
Business of Host............................................   85
Business of Universal.......................................   88
Market Prices and Related Matters...........................   91
  Bull Run..................................................   91
  Capital, Host and Universal...............................   92
Principal Stockholders......................................   93
  Bull Run..................................................   93
  Capital...................................................   95
  Host......................................................   95
  Universal.................................................   96
Certain Transactions........................................   97
Comparison of the Stockholders' Rights, Articles of
  Incorporation and Bylaws of BR Holding, Capital, Host and
  Universal.................................................   97
  General...................................................   97
  Authorized Capital Stock..................................   97
  Directors.................................................   98
  Removal of Directors......................................   99
  Special Meetings of Stockholders..........................   99
  Amendment of Bylaws.......................................   99
  Amendments to the Articles of Incorporation...............  100
  Dividends, Redemptions and Repurchases....................  100
  Transactions with Interested Directors....................  101
  Indemnification...........................................  102
  Appraisal Rights..........................................  102
Proposal 3: Amendment of Bull Run 1994 Long-Term Incentive
  Plan......................................................  103
  Vote Required and Board Recommendation....................  107

Proposal 4: Election of Directors...............................................................        108
  Nominees......................................................................................        108
  Compliance with Section 16(a) of the Securities Exchange Act of 1934..........................        111
  Additional Appointees to the Board of Directors of Bull Run...................................        111
  Stockholders' Agreement.......................................................................        111
  Board Committees and Membership...............................................................        112
  Compensation..................................................................................        112
  Compensation Committee Interlocks and Insider Participation...................................        113
  Employment Agreements.........................................................................        113
  Stock Options.................................................................................        113
  Report of the Compensation and Stock Option Committee.........................................        114
  Members of the Management Compensation and Stock Option Committee.............................        116
  Certain Transactions..........................................................................        116
  Performance Graph.............................................................................        117
Proposal 5: Confirmation of Appointment of Auditors.............................................        118
Experts.........................................................................................        119
Legal Matters...................................................................................        120
Relationship with Independent Auditors..........................................................        120
Stockholder Proposals...........................................................................        120
Where Stockholders Can Find More Information....................................................        121
Forward-Looking Statements......................................................................        122
Index to Financial Statements...................................................................        F-1
Appendix A -- Agreement and Plan of Merger among BR Holding, Bull Run and a wholly owned subsidiary of BR Holding
Appendix B -- Amended and Restated Agreement and Plan of Merger among BR Holding, Bull Run,
              Capital, Host, Universal and three wholly owned subsidiaries of BR Holding

                    QUESTIONS AND ANSWERS ABOUT THE MERGERS

Q.   WHY IS BULL RUN REORGANIZING ITSELF INTO A HOLDING COMPANY STRUCTURE?

A. We believe that the reorganization of Bull Run and the creation of a holding company structure will improve and streamline the administrative functions of its various businesses, offer opportunities to increase efficiencies and reduce costs, and may facilitate Bull Run's ability to obtain financing in connection with its business and any future acquisitions.

Q.   WHY ARE BULL RUN, CAPITAL, HOST AND UNIVERSAL PROPOSING TO MERGE?

A. We believe that the mergers of Capital, Host and Universal will create a stronger, unified company and will diversify the service and product ranges of the individual companies.

Q. WHEN DO YOU EXPECT THAT THE HOLDING COMPANY REORGANIZATION AND THE MERGERS WILL BE COMPLETED?

A. We hope to complete these transactions shortly after the special meeting of Bull Run stockholders.

Q.   WHY IS AN AMENDMENT TO THE 1994 LONG-TERM INCENTIVE PLAN BEING
     PROPOSED?

A.   An amendment to the 1994 Long-Term Incentive Plan will enable BR
     Holding to assume the currently outstanding Host and Universal stock options if the mergers are completed and to assume the currently outstanding Bull Run stock options if the holding company reorganization is completed. In addition, the new plan will enable BR Holding to grant options and other incentives in the future to attract and retain key personnel.

Q.   WHAT IS THE RELATIONSHIP AMONG THE PROPOSALS TO APPROVE THE HOLDING
     COMPANY REORGANIZATION, THE MERGERS AND THE AMENDMENT TO THE 1994 LONG-TERM INCENTIVE PLAN?

A. Each of these steps is conditioned on the occurrence of the other steps, so that all of them must be approved to accomplish the acquisition by Bull Run of Capital, Host and Universal.

Q.   WHAT DO I NEED TO DO NOW?

A. After carefully reading and considering this document and its appendices, indicate on your proxy card how you want to vote, and sign and mail the proxy card in the enclosed return envelope as soon as possible, so that your shares will be represented at the meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of the proposals to be voted upon at the meeting. If you do not vote or you abstain, it will have the effect of a vote against the proposals presented at the meeting. The board of directors recommends voting in favor of the proposals and the election of directors described in this proxy statement/prospectus.

Q. IF MY BROKER HOLDS MY SHARES IN "STREET NAME," WILL MY BROKER VOTE MY SHARES FOR ME?

A. You should instruct your broker to vote your shares according to your directions. Without instructions, your broker will not vote your shares, with certain exceptions.

Q. IF I AM NOT GOING TO ATTEND THE STOCKHOLDERS' MEETING, SHOULD I RETURN MY PROXY CARD INSTEAD?

A. Yes. Please fill out your proxy card and mail it to us in the enclosed return envelope as soon as possible. Returning your proxy card ensures that your shares will be represented at the stockholders' meeting.

Q.   WHAT DO I DO IF I WANT TO CHANGE MY VOTE?

A. You should send in a later-dated, signed proxy card to Bull Run's corporate secretary before the meeting or you should attend the meeting and vote in person.

Q.   WHO CAN HELP ANSWER MY QUESTIONS?

A. If you would like additional copies of this proxy statement/prospectus or if you have questions, you can contact us at Bull Run Corporation, 4370 Peachtree Road, N.E., Atlanta, Georgia 30319, Attention: Investor Relations or you can call MacKenzie Partners, Inc., which has been retained to assist in the solicitation of proxies at (212) 929-5500.

                                    SUMMARY


     This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to stockholders. To understand better the holding company reorganization, the mergers and related transactions and for a more complete description of the legal terms of such transactions, stockholders should read carefully this entire document and the documents to which stockholders are referred. See "Where Stockholders Can Find More Information" on page 121. Bull Run has included page references parenthetically to direct stockholders to a more complete description of the topics presented in this Summary.


                  THE BULL RUN STOCKHOLDERS' MEETING (PAGE 17)

     At the special meeting of Bull Run stockholders, holders of Bull Run common stock will consider and vote upon:

     - a proposal to create a holding company structure for Bull Run, whereby a subsidiary of BH Holding, a newly formed Georgia corporation, will be merged into Bull Run and each outstanding share of Bull Run common stock will be converted automatically into one share of common stock of BR Holding, Inc., as a result of which, BR Holding will be owned by the stockholders of Bull Run immediately prior to the merger (see page 19);

     - a proposal to approve the issuance of shares of BR Holding common stock in accordance with the merger agreement among BR Holding, Bull Run, Capital Sports Properties, Inc., Host Communications, Inc., Universal Sports America, Inc. and three wholly owned subsidiaries of BR Holding (see page 22);


     - a proposal to amend the 1994 Long-Term Incentive Plan to increase the number of shares issuable thereunder (see page 103);



     - the election of directors (see page 108);



     - a proposal to confirm the appointment of Ernst & Young LLP as the independent auditors (see page 118); and


     - any other matters that may properly come before the meeting.

                         RECOMMENDATION TO STOCKHOLDERS

     The Bull Run board of directors believes that (1) the reorganization of Bull Run into a holding company structure, (2) the issuance of shares of BR Holding common stock in the mergers, (3) the amendment of the 1994 Long-Term Incentive Plan, (4) the election of the directors described in this proxy statement/prospectus and (5) the confirmation of Ernst & Young LLP as the independent auditors are in the best interests of its stockholders and recommends that stockholders vote "for" each of the foregoing proposals.

                                 REQUIRED VOTES

     Approval of the reorganization of Bull Run into a holding company structure requires the affirmative vote of the holders of a majority of the outstanding shares of Bull Run common stock entitled to vote on the proposal.

     Approval of each of the issuance of shares of BR Holding common stock in the Capital, Host and Universal mergers, the confirmation of Ernst & Young LLP as the independent auditors and the amendment of the 1994 Long-Term Incentive Plan requires the affirmative vote of the holders of a majority of the shares of Bull Run common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal.

     Election of directors is by a plurality of votes cast.

                    THE REORGANIZATION OF BULL RUN (PAGE 19)

     If the proposal is adopted by stockholders, a holding company structure for Bull Run will be created and each outstanding share of Bull Run common stock will automatically be converted into one share of common stock of BR Holding. It will not be necessary for Bull Run stockholders to exchange their certificates representing Bull Run common stock for certificates representing BR Holding common stock. As a result of the reorganization, BR Holding will be a public company owned by the current stockholders of Bull Run and Bull Run and its subsidiaries will become subsidiaries of BR Holding. BR Holding will then change its name to Bull Run Corporation.

                   ACQUISITION OF CAPITAL, HOST AND UNIVERSAL

THE MERGER AGREEMENT (PAGE 26)

     The merger agreement governs the terms of the proposed acquisition by Bull Run of Capital, Host and Universal. Under the merger agreement, a separate wholly owned subsidiary of BR Holding will merge with and into each of Capital, Host and Universal and the stockholders of Capital, Host and Universal will receive cash and BR Holding common stock in exchange for their shares. As a result of the mergers, Capital, Host and Universal will become wholly owned subsidiaries of BR Holding.


THE PARTIES TO THE MERGER AGREEMENT (PAGES 78, 85 AND 88)


Bull Run Corporation
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
(404) 266-8333

     Bull Run is currently engaged in manufacturing and marketing heavy-duty dot matrix and thermal printers for industrial applications through Datasouth Computer Corporation, Bull Run's wholly owned subsidiary. Bull Run also owns, directly and/or indirectly, interests in Gray Communications Systems, Inc., an owner and operator of television stations and newspapers, Rawlings Sporting Goods Company, Inc., a manufacturer of sports marketing services and team sports equipment, Sarkes Tarzian, Inc., an owner and operator of television and radio stations, Total Sports, Inc., a sports content Internet company, as well as Capital, Host and Universal.

Capital Sports Properties, Inc.
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
(404) 266-8333

     Capital is a holding company which currently owns approximately 48% of the outstanding common stock and all of the outstanding preferred stock of Host.

Host Communications, Inc.
546 East Main Street
Lexington, Kentucky 40508
(606) 226-4678

     Host is a sports marketing and association management company that is the primary marketer for the National Collegiate Athletic Association. Host also has national marketing relationships with the National Association of Collegiate Directors of Athletics, the National Basketball Coaches Association, the Women's Basketball Coaches Association, the American Football Coaches Association, NCAA Football USA, Inc., and the National Football Foundation and College Football Hall of Fame, Inc. Host manages the operations of various trade associations such as the National Tour Association, the National Limousine Association, the International Spa and Fitness Association and QUEST. Host also has significant printing, publishing, broadcast and Internet operating divisions which support Host's Sports marketing and trade association management businesses.

Universal Sports America, Inc.
4006 Beltline Road, Suite 230
Dallas, Texas 75244
(972) 392-5700

     Universal is a sports marketing company that specializes in developing integrated marketing programs and events on the professional, collegiate and high school levels. In 1998, Universal oversaw the management and production of more than 270 events in conjunction with NBC Sports, the National Basketball Association, the National Football League, the National Hockey League, Major League Baseball and the Professional Golfers' Association Tour. Universal also is a marketing and broadcast partner for many leading schools and conference athletic programs.

WHAT CAPITAL, HOST AND UNIVERSAL STOCKHOLDERS AND OPTION HOLDERS WILL RECEIVE (PAGE 26)

     Upon completion of the mergers, Capital, Host and Universal stockholders will receive the following:


     - for each share of Capital common stock: (1) $194,085.24 in cash, plus an amount in cash equal to 1% of the dividends on the Host Communications preferred stock owned by Capital accrued and unpaid to the closing date and (2) 40,640.57 shares of BR Holding common stock;



     - for each share of Host common stock: (1) $35.02 in cash and (2) 9.0925 shares of BR Holding common stock; and



     - for each share of Universal common stock and preferred stock: (1) $27,477.28 in cash and (2) 4,187.5 shares of BR Holding common stock.


     The merger agreement also provides that Host and Universal will amend all outstanding unexercised options to purchase shares of Host and Universal common stock granted under their respective companies' plans to provide that, upon consummation of the mergers, for each share of Host or Universal common stock for which such options were formerly exercisable, each such option will entitle its holder to receive cash and/or shares of BR Holding common stock as follows:


     - for each Host Class A option: (1) $35.02 in cash and (2) an option to purchase 9.0925 shares of BR Holding common stock;

     - for each Host Class B option: an option to purchase 9.0925 shares of BR Holding common stock;



     - for each Universal Class A option: (1) $27,477.28 in cash and (2) an option to purchase 4,187.5 shares of BR Holding common stock; and



     - for each Universal Class B option: 4,187.5 shares of BR Holding common stock.


     The amounts payable in respect of the shares of Capital, Host and Universal and Host and Universal options were determined after negotiations between Bull Run and such companies and were based on qualitative and quantitative factors relating to their respective businesses, operating results and prospects, as considered by their respective boards of directors. See "Proposal 2: Approval of the Issuance of BR Holding Shares in the Mergers -- Background of the Mergers."


FACTORS UPON WHICH THE PARTIES' OBLIGATIONS DEPEND (PAGE 28)


     The obligation of each party to complete the mergers depends upon the satisfaction or waiver of the following conditions:

     - the adoption by the stockholders of Bull Run, Capital, Host and Universal of the merger agreement;

     - the approval of the holding company reorganization by Bull Run stockholders and the completion of such reorganization;

     - the approval by the stockholders of Bull Run of the proposal to amend the 1994 Long-Term Incentive Plan to increase the number of shares issuable thereunder;

     - the procurement of sufficient financing to fund the cash portion of the merger consideration;

     - that the holders of not more than seven percent of the outstanding shares of Capital, Host or Universal exercise their appraisal rights under applicable law;

     - the termination of agreements relating to voting, repurchase and registration of Host and Universal securities and related matters; and

     - the absence of any injunction or other court order that would prohibit or prevent the mergers.

CIRCUMSTANCES UNDER WHICH THE MERGERS MAY BE ABANDONED (PAGE 31)

     The merger agreement provides that it may be terminated and the mergers may be abandoned at any time before the effective time of the Capital merger, even if all requisite stockholders have approved the mergers:

     - by mutual written consent of the parties;

     - by any of the parties not in material breach of the merger agreement (1) if the mergers have not been completed on or before September 30, 1999, provided, however, that in certain circumstances any party may extend such date to a date not after October 31, 1999, or (2) if any governmental entity has issued an order prohibiting the mergers;

     - by BR Holding and Bull Run (1) if any of Capital, Host or Universal has materially breached any representation or covenant and has not cured such breach within 15 days, (2) if the requisite approval of Host stockholders is not obtained or

       (3) if the requisite approvals of Capital or Universal stockholders have not been obtained by September 30, 1999; or

     - by Capital, Host or Universal if BR Holding or Bull Run has materially breached any representation or covenant and has not cured such breach within 15 days.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE HOLDING COMPANY REORGANIZATION AND MERGERS (PAGE 33)

     Bull Run stockholders will not recognize gain or loss upon the holding company reorganization or the mergers. Capital, Host and Universal stockholders who receive cash and BR Holding common stock in exchange for their stock will recognize gain, but not loss, in connection with the mergers.


NO APPRAISAL RIGHTS AVAILABLE TO BULL RUN STOCKHOLDERS (PAGE 40)


     Under Georgia law, Bull Run stockholders who object to the proposal to approve the issuance of shares of BR Holding common stock in the mergers in accordance with the merger agreement will not be afforded statutory appraisal rights.

HART-SCOTT-RODINO REGULATORY APPROVAL HAS BEEN OBTAINED (PAGE 35)

     The Hart-Scott-Rodino Antitrust Improvements Act of 1976 prohibits parties to a transaction that is reportable under the Act, as this one was, from completing the transaction until after the expiration of a statutory waiting period. The parties filed the required documents, the waiting period has expired, and the transaction may be completed.

MARKET PRICE INFORMATION


     Bull Run common stock is traded in the over-the-counter market and listed on the Nasdaq Stock Market. On February 12, 1999, the last trading day before Bull Run, Capital, Host and Universal publicly announced the execution of the merger agreement, the last reported sales price per share of Bull Run common stock was $4 1/8. On August 10, 1999, the last trading day before the printing of this proxy statement/prospectus, the last reported sales price per share of
Bull Run common stock was $[               ]. Since the securities of Capital,
Host and Universal are not publicly traded, they have no readily ascertainable market value.


UNAUDITED COMPARATIVE PER SHARE DATA

     The following summary presents per share information for Bull Run, Capital, Host and Universal on a historical, pro forma combined and pro forma diluted equivalent basis for the periods and as of the dates indicated below. The pro forma information gives effect to the mergers accounted for using the purchase method of accounting. This information should be read in conjunction with the companies' historical financial statements and related notes and pro forma combined condensed financial data included elsewhere herein. The pro forma information should not be relied upon as being indicative of the historical results the companies would have had if the mergers had occurred before such periods or the future results that the companies will experience after the mergers.

     The pro forma combined income per diluted share has been computed based on the diluted average number of outstanding shares and common equivalent shares of Bull Run, adjusted for the common shares and common share equivalents to be issued in connection with the acquisition of Capital, Host and Universal. The merger equivalent income per diluted share of Capital, Host and Universal is based on the number of shares of BR Holding common stock into which each share of Capital, Host and Universal common stock will be converted in the mergers as follows, Capital: 36,124.95 shares; Host: 8.0822 shares; and Universal: 3,722.22 shares. The foregoing assumes that the shares of Bull Run common stock to be issued will have a value of $4.00 per share, which approximates the current market value of Bull Run common stock and is the minimum value of the range of values provided in the merger agreement.


     Capital stockholders (other than Bull Run) will receive in the mergers cash in the amount of $9,413,134 plus accrued and unpaid dividends on Host preferred stock (totaling $718,885 through March 31, 1999), and 1,971,068 shares of BR Holding common stock having an aggregate value of $7,884,270. Host stockholders and optionholders (other than Bull Run and Capital) will receive in the mergers cash in the amount of $22,458,361 and 3,271,569 shares of BR Holding common stock having an aggregate value of $14,886,277 and options to purchase 2,454,975 shares of BR Holding common stock. Universal stockholders and optionholders (other than Bull Run and Host) will receive in the mergers cash in the amount of $40,267,954 and 5,634,281 shares of BR Holding common stock having an aggregate value of $22,537,125 and options to purchase 703,500 shares of BR Holding common stock. The total value ascribed to Host and Universal optionholders for their options to purchase shares of BR Holding common stock is approximately $9,500,000.


     The pro forma combined book value per share is based upon the pro forma combined equity of Bull Run, divided by the pro forma number of outstanding shares of the combined companies as of March 31, 1999. The merger equivalent book value per share of Capital, Host and Universal are based on the number of shares of BR Holding common stock into which each share of Capital, Host and Universal common stock will be converted in the merger, as follows, Capital:
36,124.95 shares; Host: 8.0822 shares; and Universal: 3,722.22 shares. The foregoing assumes that the shares of Bull Run common stock to be issued will have a value of $4.00 per share, which approximates the current market value of Bull Run common stock, and is the minimum value of the range of values provided in the merger agreement.

                                              THREE MONTHS ENDED      YEAR ENDED
                                                MARCH 31, 1999     DECEMBER 31, 1998
                                              ------------------   -----------------
Statement of Operations Data:
  Income (loss) per diluted share:
     Bull Run...............................      $     (.05)         $      .10
     Capital................................       23,100.00            7,490.00
     Host...................................            7.11                1.28
     Universal..............................       18,036.61              461.86
     Bull Run pro forma.....................             .98                 .00
     Capital merger equivalent..............       35,515.34               28.46
     Host merger equivalent.................            7.95                 .01
     Universal merger equivalent............        3,659.41                2.93

                                                                  AS OF
                                                              MARCH 31, 1999
                                                              --------------
Balance Sheet Data:
  Net book value per share:
     Bull Run...............................................    $     1.29
     Capital................................................     85,560.00
     Host...................................................         15.24
     Universal..............................................     28,657.12
     Bull Run pro forma.....................................          2.49
     Capital merger equivalent..............................     89,857.53
     Host merger equivalent.................................         20.10
     Universal merger equivalent............................      9,258.68

     No dividends were declared or paid on the capital stock of Bull Run, Capital, Host or Universal during the year ended December 31, 1998 or the three months ended March 31, 1999.

                             ORGANIZATIONAL CHARTS


     Set forth below are charts showing the ownership structure of Bull Run before and after the completion of the holding company reorganization and the mergers. Percentage ownership may not equal 100% due to beneficial ownership of shares being attributed to more than one individual or entity. See "Principal Stockholders" on page 93. Ownership percentages of Host Communications, Inc. and Universal Sports America, Inc. do not include preferred stock.

                              (COPY EDGAR PCN 899)

STRUCTURE AFTER THE HOLDING COMPANY REORGANIZATION AND THE MERGERS

                                BR HOLDING, INC.
                             (WHICH WILL CHANGE ITS
                                NAME TO BULL RUN
                                  CORPORATION)
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                                       |
                                       |
                                       |
                              BULL RUN CORPORATION
                             (WHICH WILL CHANGE ITS
                           NAME TO BR HOLDING, INC.)
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                                       |
                                       |
                                 CAPITAL SPORTS
                                PROPERTIES, INC.
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                                       |
                                       |
                                      HOST
                                COMMUNICATIONS,
                                      INC.
                                       |
                                       |
                                       |
                                      100%
                                       |
                                       |
                                UNIVERSAL SPORTS
                                 AMERICA, INC.

                                  RISK FACTORS

     In addition to the other information contained in this proxy statement/prospectus, Bull Run stockholders should consider the following risk factors before they decide whether or not to vote in favor of the proposals described in this proxy statement/prospectus.

RISKS RELATING TO BULL RUN'S CURRENT BUSINESSES

     THE FCC'S SUSPENSION OF OR FAILURE TO RENEW GRAY'S TELEVISION STATION LICENSES WOULD IMPAIR GRAY'S ABILITY TO CONDUCT ITS BUSINESS. Bull Run owns approximately 17% of the outstanding common stock of Gray, which owns and operates television stations. The operation of television stations is subject to regulation by the Federal Communications Commission, which has the power to suspend, or refuse to renew, television stations' licenses. The FCC's suspension of, or failure to renew, Gray's licenses would impair Gray's ability to conduct its business and therefore would decrease the value of Bull Run's investment in Gray.

     BULL RUN'S AND GRAY'S LEVERAGE MAY ADVERSELY AFFECT THEIR ABILITY TO OBTAIN FINANCING, THEREBY IMPAIRING THEIR ABILITY TO EXPAND OR WITHSTAND ECONOMIC DOWNTURNS OR COMPETITIVE PRESSURES. Bull Run and Gray have substantial indebtedness and, upon the completion of the mergers, Bull Run's indebtedness will increase. Bull Run and Gray may incur substantial indebtedness in the future, including acquisition-related indebtedness. The degree to which Bull Run and Gray will be leveraged may have important consequences to holders of Bull Run stock, including the following:

     - Bull Run's and Gray's ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes may be impaired;

     - a substantial portion of each of Bull Run's and Gray's cash flow must be dedicated to the payment of principal and interest on its indebtedness and, in the case of Gray, the payment of cash dividends on its common and preferred stock;

     - a high degree of leverage may limit Bull Run's or Gray's ability to react to changes in its industry, making each of them more vulnerable to economic downturns and limiting its ability to withstand competitive pressures; and

     - the inability of Gray to pay dividends on its stock would significantly impair Bull Run's cash flow. During the year ended December 31, 1998, Bull Run received $985,136 in dividends on Gray stock owned by Bull Run (and accrued an additional $208,000). In addition, Gray paid Bull Run $1,980,000 in fees for services provided by Bull Run to Gray in connection with an acquisition and a disposition by Gray.

     BECAUSE GRAY'S BUSINESS RELIES ON ADVERTISING REVENUES, WHICH MAY BE AFFECTED BY RECESSIONARY LOCAL AND REGIONAL MARKET CONDITIONS, GRAY'S TELEVISION AND NEWSPAPER BUSINESS IS CYCLICAL IN NATURE AND IS AFFECTED BY PREVAILING ECONOMIC CONDITIONS. Since Gray relies on sales of advertising time at its television stations and in its publications for substantially all of its revenues, Gray's operating results are sensitive to general economic conditions and regional conditions in each of the local markets served by its television stations and publications. In addition, most of Gray's stations and publications are located in the Southeast and most of them derive a substantial portion of their revenues from local advertisers. As a result, Gray's results of operations and therefore the value of Bull Run's investment in Gray may be adversely affected by national, regional or local recessionary economic conditions.

     GRAY'S BUSINESS DEPENDS ON ITS RELATIONSHIPS WITH, AND THE SUCCESS OF, ITS NATIONAL NETWORK AFFILIATES. All of Gray's television stations are affiliated with national networks. The television viewership levels for each of Gray's stations are materially dependent upon programming provided by the network with which each station is affiliated. The lack of success of any network with which Gray's stations are affiliated would adversely affect Gray's business and therefore the value of Bull Run's investment in Gray.

     DATASOUTH'S LACK OF PATENT OR OTHER PROPRIETARY PROTECTION MAY ALLOW OTHER COMPANIES TO DEVELOP THE SAME TECHNOLOGY, THEREBY INCREASING COMPETITION AND DECREASING THE DEMAND FOR DATASOUTH'S PRODUCTS. Datasouth, Bull Run's wholly owned subsidiary which manufactures and markets computer printers, possesses certain proprietary information which it uses in the development and manufacture of its products. Because Datasouth does not possess any patents or other proprietary protection for such information, other companies may develop the same or similar technology or otherwise obtain access to Datasouth's information. These companies could develop products similar to Datasouth's products, which may decrease the demand for Datasouth's products and therefore, decrease the value of Bull Run's investment in Datasouth.

     ADVERSE EVENTS IN THE BASEBALL INDUSTRY, SUCH AS NEGATIVE PUBLICITY OR STRIKES, MAY DECREASE RAWLINGS' REVENUE. Bull Run owns approximately 11% of the outstanding common stock of Rawlings, which supplies team sports equipment in North America. Sales of baseball-related products constituted approximately 55% of the total net revenues of Rawlings in the year ended August 31, 1998. Negative publicity or news coverage regarding professional or amateur baseball or strikes or other stoppages in play by athletes or umpires may decrease Rawlings' revenue and therefore decrease the value of Bull Run's investment in Rawlings.

     BECAUSE RAWLINGS' BUSINESS DEPENDS SUBSTANTIALLY ON FOREIGN MANUFACTURING, IT IS SUBJECT TO THE RISKS OF DOING BUSINESS ABROAD. A significant portion of Rawlings' revenue is derived from the sale of products manufactured in Rawlings' plants outside the United States and products manufactured by third parties in Asia and Latin America. Therefore, a large part of Rawlings' business is subject to the risks of doing business abroad, such as changes in import duties, trade restrictions, work stoppages, labor laws, political instability, foreign currency fluctuations and other factors that may not affect competitors which do not depend upon foreign manufacturing.

     BECAUSE RAWLINGS' BUSINESS DEPENDS LARGELY ON BASEBALL, ITS BUSINESS IS SEASONAL. Customers generally place orders with Rawlings for baseball-related products beginning in August for shipment beginning in November. Because Rawlings' sales of baseball-related products exceed those of its other products, Rawlings' business is seasonal, with its highest net revenues and profitability recognized between November 1 and March 31, although this may shift in the future.

     RAWLINGS' BUSINESS RELIES ON CERTAIN MAJOR CUSTOMERS WITH WHICH IT HAS SHORT-TERM CONTRACTS AND THE FAILURE TO RENEW OR EXTEND THESE CONTRACTS COULD ADVERSELY AFFECT RAWLINGS' BUSINESS. Sales to the 10 largest customers of Rawlings constituted approximately 32% of the total net revenues of Rawlings in the year ended August 31, 1998, including one customer, Wal-Mart, which accounted for approximately 12% of 1998 net revenues. Rawlings does not have long-term supply contracts with these customers. The inability of Rawlings' to renew or extend these contracts would have a material adverse effect on Rawlings' business and therefore on Bull Run's investment in Rawlings.

     BULL RUN'S BUSINESSES ARE VERY COMPETITIVE AND SOME OF ITS COMPETITORS HAVE GREATER FINANCIAL AND OTHER RESOURCES. The businesses engaged in by Bull Run and by companies in which Bull Run has significant investments are highly competitive. Competitors include companies with considerably greater financial, technical and marketing resources. These larger competitors may be able to make acquisitions or otherwise increase their market share in such a way as to affect Bull Run's business adversely.

     IT IS UNLIKELY THAT BULL RUN WILL PAY DIVIDENDS IN THE FUTURE. Bull Run has never declared or paid cash dividends on its common stock. Bull Run expects that, following the mergers, it will not pay cash dividends on its common stock for the foreseeable future.

RISKS RELATING TO HOST AND UNIVERSAL

     HOST'S AND UNIVERSAL'S BUSINESSES DEPEND UPON SHORT-TERM SPONSORSHIP CONTRACTS AND THE INABILITY OF HOST OR UNIVERSAL TO RENEW OR EXTEND THESE CONTRACTS MAY ADVERSELY AFFECT THEIR REVENUES. Each of Host and Universal derives a significant portion of its revenues from short-term sponsorship contracts and advertising sales which in turn depend on national and local economic conditions, the relative popularity of the events, demographic characteristics of each company's markets and other factors which are outside of Host's and Universal's control. After the mergers, Host or Universal may not be successful in obtaining contract renewals or attracting new sponsors. Host's and Universal's revenues would be adversely affected by the nonrenewal of a significant number of sponsorship contracts, the inability of Host or Universal to attract additional sponsors or the loss or reduction of revenues from one or more of Host's or Universal's major clients.

     HOST'S AND UNIVERSAL'S BUSINESSES RELY ON CONTRACTS WITH THE NCAA, UNIVERSITIES AND ATHLETIC CONFERENCES AND THE INABILITY OF HOST OR UNIVERSAL TO RENEW OR EXTEND THESE MAJOR CONTRACTS MAY ADVERSELY AFFECT THEIR REVENUES. Host derives a significant portion of its revenues from a contract with the NCAA, which will expire on August 31, 2002. Similarly, Universal derives a significant portion of its revenues from marketing services agreements with universities and athletic conferences. A number of these agreements are with public universities, which are required by law to solicit public bids for these agreements and the renewals of these agreements. After the mergers, Host or Universal may not be successful in obtaining contract renewals or securing additional marketing services agreements with the NCAA, universities or athletic conferences. Host's and Universal's revenues would be adversely affected by the nonrenewal of the NCAA contract or a significant number of university or athletic conference contracts.

     HOST AND UNIVERSAL MAY LOSE MONEY ON SOME OF THEIR CONTRACTS BECAUSE THEY GUARANTEE PAYMENTS TO OTHER PARTIES. Host's agreement with the NCAA requires that Host guarantee the NCAA a royalty for Host's right to provide marketing and production services. A significant number of Universal's agreements with universities and athletic conferences require Universal to guarantee the other party a fee for Universal's right to provide marketing and production services. Universal's ability to generate revenues depends, in part, on the performance of the collegiate teams that participate in the events for which they provide sponsorship opportunities. Significant shortfalls in revenues under these agreements without a corresponding reduction in expenses could affect Host's and Universal's profitability and therefore adversely affect Bull Run's results of operations after the mergers.

     POTENTIAL LIABILITIES ASSOCIATED WITH SPORTS EVENTS MANAGED BY UNIVERSAL MAY AFFECT UNIVERSAL'S REPUTATION AND MAKE IT MORE DIFFICULT TO OBTAIN CLIENTS IN THE FUTURE. A significant portion of Universal's revenue is derived from its management of sporting events. During or following events, some participants report various medical complaints, including injuries, heat exhaustion and heart attacks. Further, large numbers of participants and spectators attend Universal's events. From time to time, hostile exchanges between participants or spectators have led to physical confrontations and other unruly behavior. A determination of liability of Universal in a material amount for injury to persons or damage to property resulting from unruly crowd behavior or damage to Universal's reputation from such problems could decrease Universal's profitability.

     UNIVERSAL'S FAILURE TO MAINTAIN CONTINUING RELATIONSHIPS WITH PROFESSIONAL SPORTS LEAGUES MAY DIMINISH ITS REVENUES AFTER THE MERGERS. Universal's business is dependent in part on its relationships with various professional sports leagues in securing sponsors and attracting participants for its grass roots events. The termination of any of these relationships could diminish Universal's revenue.

     UNIVERSAL'S INABILITY TO OBTAIN VOLUNTEERS AND INDEPENDENT CONTRACTORS FOR ITS EVENTS MAY INCREASE ITS LABOR COSTS AND THEREFORE DIMINISH ITS PROFITABILITY. Universal utilizes the services of a significant number of volunteers and independent contractors in connection with its events. The inability of Universal to obtain a sufficient number of volunteers or the requisite number of independent contractors to supply services to Universal's events would increase the labor costs associated with the production of these events and reduce its profitability.

     THE SEASONAL NATURE OF HOST'S AND UNIVERSAL'S BUSINESSES COULD ADVERSELY AFFECT THEIR QUARTERLY RESULTS. Each of Host and Universal experiences quarterly variations in revenues and operating income as a result of many factors, including the seasonal nature of sporting events, the timing of clients' marketing campaigns and the implementation of new products or services. Host's revenues typically decline during certain periods of each year as a result of the college basketball and football off-seasons. Each of Host's and Universal's quarterly results of operations also may fluctuate based upon the number and timing of managed events, the performance level of new and existing managed events or marketing contracts, competitive factors and general economic conditions. In connection with certain contracts, each of Host and Universal could incur costs in periods prior to recognizing revenues under those contracts. In addition, each of Host and Universal must plan its operating expenditures based on forecasts of revenues, and a shortfall in revenues below such forecast in any quarter would be likely to affect adversely Bull Run for that quarter.

     HOST'S AND UNIVERSAL'S BUSINESSES ARE VERY COMPETITIVE AND SOME OF THEIR COMPETITORS HAVE GREATER FINANCIAL AND OTHER RESOURCES. As a provider of marketing services, each of Host and Universal competes with suppliers of traditional advertising in broadcast and print media as well as with other marketing service providers and internal marketing department programs. This competition is very intense and highly fragmented, and some competitors of Host and Universal have capabilities and resources comparable to, and greater than, those of Host and Universal. As a result, the financial strength of these competitors may prevent Host and Universal from capturing these markets and expanding our command of the markets Host and Universal already hold.

RISKS RELATING TO THE COMBINED COMPANY

     IF BULL RUN CANNOT SUCCESSFULLY INTEGRATE THESE ACQUISITIONS, BULL RUN'S BUSINESS COULD BE ADVERSELY AFFECTED. To combine Bull Run, Capital, Host and Universal, we will need to integrate and coordinate the management and administrative functions, product and service offerings and sales, marketing, and research and development efforts of each company. Combining these companies will present a number of challenges, including the management of businesses with different customer bases and different approaches to manufacturing, sales and service, and the integration of a number of geographically separated facilities. Management will be occupied with integrating these companies' operations following the mergers and this may temporarily distract management from our its day-to-day business. As a result, Bull Run may not be able to operate these businesses efficiently and effectively.

     THE FAILURE TO ATTRACT, OR THE LOSS OF, SENIOR MANAGEMENT PERSONNEL COULD ADVERSELY AFFECT BULL RUN'S ABILITY TO CONDUCT ITS BUSINESSES SUCCESSFULLY. The success of the combined company will depend to a significant extent on the efforts of senior management. The loss of one or more of these individuals could adversely affect Bull Run's ability to operate its businesses efficiently after the mergers. Bull Run's continued success will depend on its ability to retain existing, and attract additional, qualified senior management personnel. Bull Run may not be successful in accomplishing this goal.

                              THE BULL RUN MEETING

     This proxy statement/prospectus is being furnished to the holders of Bull Run common stock in connection with the solicitation of proxies by the Bull Run board of directors for use at a special meeting of stockholders to be held at 10:00 a.m., local time, on September 14, 1999, at Bull Run's corporate offices, 4370 Peachtree Rd., N.E., Atlanta, Georgia 30319, or any adjournment or postponement thereof.

     This proxy statement/prospectus is first being mailed to stockholders of Bull Run on or about August 13, 1999.

PURPOSE OF THE MEETING

     The meeting has been called to consider and vote upon:

     - a proposal to create a holding company structure for Bull Run, pursuant to a merger agreement by and among BR Holding, Bull Run and a wholly owned subsidiary of BR Holding, whereby each outstanding share of Bull Run common stock will be converted automatically into one share of common stock of BR Holding, as a result of which BR Holding will be owned by the stockholders of Bull Run immediately prior to the merger;

     - a proposal to approve the issuance of shares of BR Holding common stock in accordance with a merger agreement among Bull Run, BR Holding, Capital, Host, Universal and three wholly owned subsidiaries of BR Holding;

     - a proposal to amend the 1994 Long-Term Incentive Plan to increase the number of shares issuable thereunder;

     - the election of directors;

     - a proposal to confirm the appointment of Ernst & Young LLP as the independent auditors; and

     - any other matters that may properly come before the meeting.

VOTES REQUIRED

     Approval of the creation of a holding company structure for Bull Run requires the affirmative vote of the holders of a majority of the outstanding shares of Bull Run common stock entitled to vote on the proposal.

     Approval of each of the issuance of shares of BR Holding common stock in the Capital, Host and Universal mergers, the confirmation of Ernst & Young LLP as the independent auditors and the amendment of the 1994 Long-Term Incentive Plan requires the affirmative vote of the holders of a majority of the shares of Bull Run common stock present in person or represented by proxy at the meeting and entitled to vote on the proposal.

     Election of directors is by a plurality of votes cast.

RECORD DATE AND VOTING RIGHTS

     The Bull Run board of directors has fixed the close of business on August 10, 1999 as the record date for determining holders of Bull Run common stock entitled to notice of, and to vote at, the meeting. Only holders of record of Bull Run common stock on that date will be entitled to notice of, and to vote at, the meeting. On the record date,

22,441,267 shares of Bull Run common stock were outstanding and entitled to vote. Each record holder of Bull Run common stock on the record date is entitled to cast one vote per share, exercisable in person or by properly executed proxy, on each matter properly submitted for the vote of the stockholders at the meeting.


     The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Bull Run common stock entitled to vote at the meeting is necessary to constitute a quorum and transact business at the meeting. Abstentions will be counted for purposes of determining a quorum, but will have the effect of a vote against the matters being voted upon. If a broker holding shares in street name returns an executed proxy that indicates that the broker does not have discretionary authority to vote certain shares on one or more matters, those shares will count towards determining a quorum, but will have the effect of a vote against the matters being voted upon.


     On the record date, August 10, 1999, Bull Run's directors, executive officers and affiliates, beneficially owned in the aggregate 9,832,752 shares, or approximately 42.7% of the outstanding shares, of Bull Run common stock. Except for stockholders identified under "The Companies -- Principal Stockholders -- Bull Run," to the knowledge of Bull Run, no other person beneficially owned more than five percent of the outstanding Bull Run common stock as of the record date.


VOTING AND REVOCATION OF PROXIES


     All shares of Bull Run common stock that are entitled to vote and are represented at the meeting by properly executed proxies received before or at the meeting, and not duly and timely revoked, will be voted at the meeting in accordance with the instructions indicated on the proxies. If no instructions are indicated, the proxies will be voted "for" approval of the creation of a holding company structure for Bull Run, the issuance of shares of BR Holding common stock in the mergers, the amendment of the 1994 Long-Term Incentive Plan, the election of directors specified on page 108 of this proxy statement/prospectus and the confirmation of Ernst & Young LLP as the independent auditors of Bull Run. If any other matters are properly presented for consideration at the meeting, including consideration of a motion to adjourn or postpone the meeting to another time or place, the persons named in the enclosed form of proxy will have discretion to vote on those matters in accordance with their best judgment.


     A Bull Run stockholder may revoke his, her or its proxy at any time before its use by delivering to the Secretary of Bull Run, a signed notice of revocation or a later, dated, signed proxy or by attending the meeting and voting in person. Attendance at the meeting will not, in itself, constitute the revocation of a proxy. All written notices of revocation and other communications with respect to revocation of proxies should be sent to: Bull Run Corporation, 4370 Peachtree Road, N.E., Atlanta, Georgia 30319, Attention:
Corporate Secretary.


     The cost of solicitation of proxies will be paid by Bull Run. In addition to solicitation by mail, proxies may be solicited in person by directors, officers and employees of Bull Run, without additional compensation, and by telephone, telegram, facsimile or similar method. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxy material to beneficial owners. Bull Run will, upon request, reimburse them for their reasonable expenses in doing so. Bull Run has retained Mackenzie Partners, Inc. to assist in the solicitation of proxies in person and by telephone, telegram, facsimile or similar method. The fee for such services will be approximately $4,000, plus reimbursement of out-of-pocket expenses.

                                  PROPOSAL 1:
                         APPROVAL OF THE CREATION OF A
                           HOLDING COMPANY STRUCTURE

RECOMMENDATION OF THE BULL RUN BOARD OF DIRECTORS AND REASONS FOR THE RECOMMENDATION

     Immediately prior to the completion of the Capital, Host and Universal mergers and as a condition to the occurrence of these mergers, the merger agreement contemplates that a wholly owned subsidiary of BR Holding will merge with and into Bull Run. At the effective time of that merger, each outstanding share of Bull Run common stock will be converted automatically into one share of BR Holding common stock. It will not be necessary for holders of Bull Run common stock to exchange their certificates representing Bull Run common stock for certificates representing BR Holding common stock. As a result of that merger, BR Holding will be a publicly held company owned by the stockholders of Bull Run immediately prior to the merger, and Bull Run and its subsidiaries will become wholly owned subsidiaries of BR Holding. BR Holding will then change its name to Bull Run Corporation.


     The Bull Run board of directors has approved and declared advisable the creation of such a holding company structure and determined that such merger was fair to and in the best interest of the stockholders. Therefore, the Bull Run board of directors recommends that its stockholders vote in favor of the proposal to approve the creation of a holding company structure.


     In reaching its decision to approve the creation of a holding company structure, the Bull Run board considered a number of material factors, including:

     - the formation of a holding company structure whereby Bull Run and its subsidiaries will allow Bull Run to improve and streamline the administrative functions of its various businesses, including cash management, risk management and financial and tax planning, reporting and compliance;

     - the formation of a holding company structure will offer the potential to increase efficiencies and reduce costs through consolidation of certain services, including those related to employee benefits, legal and financial matters and procurement activities;

     - the formation of a holding company structure reorganization will facilitate Bull Run's ability to obtain financing in connection with its business and any future acquisitions; and

     - Bull Run believes that the advantages of forming a holding company structure outweigh the extra cost relating to the formation and maintenance of another corporate entity.

     The foregoing discussion of the factors considered by the Bull Run board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the mergers and the reorganization, the Bull Run board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Bull Run board may have given different weight to different factors.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     If the holding company reorganization is approved and effected, a holder of Bull Run common stock whose shares are converted into shares of BR Holding will not recognize gain or loss. The aggregate tax basis of a stockholder's shares of BR Holding common stock will equal the aggregate tax basis of the Bull Run shares so converted, and the holding period of the BR Holding common stock will include the holding period of the Bull Run shares so converted. Each Bull Run stockholder whose shares are converted into shares of BR Holding common stock in the holding company reorganization will be required to retain records and file with such holder's federal income tax return a statement setting forth certain facts relating to the holding company reorganization.

     Proskauer Rose LLP, counsel to BR Holding and Bull Run, is of the opinion that the foregoing accurately sets forth the material federal income tax consequences of the holding company reorganization. Counsel's opinion is based upon current provisions of the Internal Revenue Code, Treasury Regulations, judicial decisions and administrative rulings and a representation letter provided by BR Holding, containing customary statements relating to technical requirements that must be satisfied for the tax consequences of the holding company reorganization and mergers to be governed by Section 351 of the Internal Revenue Code. Future changes in applicable law may adversely affect the tax consequences described in this proxy statement/prospectus.

     This federal income tax discussion is for general information only. Stockholders are urged to consult their own tax advisors as to the specific tax consequences of the holding company reorganization.

NO APPRAISAL RIGHTS AVAILABLE TO BULL RUN STOCKHOLDERS

     Under Georgia law, stockholders of Bull Run who object to the proposal to create a holding company structure as described in this proposal will not be afforded statutory appraisal rights.

COMPARISON OF THE STOCKHOLDERS' RIGHTS, ARTICLES OF INCORPORATION AND BYLAWS OF BULL RUN AND BR HOLDING


     If the creation of a holding company structure is completed through the merger of Bull Run with a subsidiary of BR Holding, stockholders of Bull Run will become stockholders of BR Holding. Their rights as stockholders will continue to be governed by the laws of Georgia, which is the jurisdiction of incorporation of both Bull Run and BR Holding. Their rights as stockholders will be governed by the articles of incorporation and bylaws of BR Holding which are substantially identical to the articles of incorporation and bylaws of Bull Run, except for the authorized capitalization of the companies as described below. For information as to how the articles of incorporation and bylaws of Bull Run and BR Holding may be obtained, see "Where Stockholders Can Find More Information" on page 121.


     BULL RUN. The authorized capital stock of Bull Run is 100,000,000 shares of common stock, par value $.01 per share. Each holder of Bull Run common stock is entitled to one vote per share held of record on all matters to be voted upon by stockholders. Holders do not have cumulative voting rights. Each share of Bull Run common stock has an equal and ratable right to receive dividends when, if and as declared from time to time by the Board of Directors out of funds legally available therefor. Bull Run's current credit agreement restricts the payment of dividends. In the event of the liquidation, dissolution or winding up of Bull Run, holders of Bull Run common stock are entitled to share ratably in all assets remaining after payments to creditors. Holders of Bull Run common stock do not have preemptive rights.

     BR HOLDING. The authorized capital stock of BR Holding is 105,000,000 shares, consisting of 100,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The board of directors of BR Holding has the authority to issue, at any time or from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock and to determine the powers, rights, privileges and preferences of those shares, which may be senior to the rights of holders of BR Holding common stock. Such issuance could adversely affect the holders of BR Holding common stock and could have the effect of making more difficult the acquisition of control of BR Holding by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. There are no present plans or intentions to issue shares of preferred stock. Under Georgia law, stockholders have no preemptive rights unless these rights are provided for in the corporation's articles of incorporation or in certain other limited circumstances. Each holder of BR Holding common stock is entitled to one vote per share held of record on all matters to be voted upon by stockholders. Holders of BR Holding common stock do not have cumulative voting rights. Subject to the preferential rights of any BR Holding preferred stock that may be outstanding, each share of BR Holding common stock has an equal and ratable right to receive dividends when, if and as declared from time to time by the Board of Directors out of funds legally available therefor. BR's credit agreement will restrict the payment of dividends. In the event of the liquidation, dissolution or winding up of Bull Run, holders of Bull Run common stock are entitled to share ratably in all assets remaining after payments to creditors and after the satisfaction of the liquidation preference, if any, of any BR Holding preferred stock that may be outstanding. Holders of BR Holding common stock do not have preemptive rights.

                                  PROPOSAL 2:
                          APPROVAL OF THE ISSUANCE OF
                        BR HOLDING SHARES IN THE MERGERS

RECOMMENDATION OF THE BULL RUN BOARD OF DIRECTORS AND REASONS FOR
THE RECOMMENDATION


     The Bull Run board of directors has approved and declared advisable the issuance of shares of BR Holding common stock in the mergers and determined that the terms of the issuance of such shares were fair to and in the best interests of the stockholders. Therefore, the Bull Run board recommends that its stockholders vote in favor of the proposal to approve the issuance of such shares.


     In reaching its decision to approve the issuance of shares of BR Holding common stock, the Bull Run board considered the following material factors:

     - the mergers will create a stronger, unified company and will diversify the range of services and products provided by the individual companies;

     - because of Bull Run's familiarity with the operations of each company and the principal managers of each company, including their management philosophy, integrity and strategic outlook, the board believed that the acquisition of the remainder of the companies was in Bull Run's best interests;

     - the mergers provide Bull Run access to additional operating cash flow for the purposes of funding debt service, as well as future acquisitions and investments; and

     - the mergers simplify Bull Run's organizational structure for the investing public as a result of consolidating the operating results, cash flows and financial position of Capital, Host and Universal into Bull Run's financial statements, instead of reporting only Bull Run's investment and equity in earnings of Capital, Host and Universal in the Bull Run financial statements.

     The foregoing discussion of the factors considered by the Bull Run board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the mergers and the reorganization, the Bull Run board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Bull Run board may have given different weight to different factors.

REASONS OF CAPITAL, HOST AND UNIVERSAL FOR THE MERGERS

     In evaluating the mergers, the Capital, Host and Universal boards considered the following material factors:

     - the mergers provide Host and Universal with improved access to capital to finance future growth opportunities;

     - stockholders' liquidity will be improved by the receipt of cash and shares in BR Holding, which will trade on the Nasdaq Stock Market and which will have a readily determinable value;

     - Host's and Universal's experience with Bull Run as a principal stockholder of Host and Universal and with Mr. Prather as a board member of Host and Universal the similarity of their business philosophies and the ability of the companies and their managements to work together;

     - the cash merger consideration to be paid by Bull Run was greater than in the recently terminated transaction with Southwest Sports Group, Inc. described below;

     - the belief by the boards that Host and Universal would be significant assets of Bull Run after the mergers and their growth would be a priority of Bull Run;

     - the mergers provide access to individuals experienced in mergers and acquisitions activities, having knowledge and experience in the sports and media industries;

     - the mergers result in a more direct relationship with Gray Communication Systems, Inc., a media company in which Bull Run has a significant stake, which has television stations in many of the same cities as Host and Universal have, or desire to have, contracts with major universities;

     - the combined company could have significant growth potential and, therefore, the shares of BR Holding common stock could increase in value in the future;

     - the fact that all of the Universal stockholders and the Host stockholders who hold approximately 72% of the outstanding Host common stock and all of the outstanding Host preferred stock entitled to vote in respect of the mergers have agreed to vote in favor of the merger agreement and the mergers pursuant to certain voting agreements;

     - the fact that all of the Capital stockholders entitled to vote in respect of the mergers have already adopted the merger agreement and approved the mergers; and

     - the belief that the stockholders will receive an attractive value for their shares while being given the opportunity to participate in the future growth of Host, Universal and the other Bull Run businesses through the receipt of BR Holding common stock.

     The foregoing discussion of the factors considered by the Capital, Host and Universal boards is not intended to be exhaustive. In view of the variety of factors considered in connection with their respective evaluation of the mergers, the Capital, Host and Universal boards did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their respective determinations. In addition, individual members of the Capital, Host and Universal boards may have given different weight to different factors.

BACKGROUND OF THE MERGERS

     Founded in 1972, Host developed a limited service relationship with the National Tour Association, a package travel association, into a comprehensive sports marketing and association management company with over $46 million in annual revenues for the year ended June 30, 1998. As Host grew in size and complexity, management sought additional capital and professional management support. In 1992, Capital made an investment in Host and currently holds approximately 48% of Host's outstanding common stock and 100% of Host's preferred stock. As part of this investment, Capital named three directors to Host's board of directors. In 1995, Bull Run became a significant stockholder of Capital and Capital designated Bull Run's president and chief executive officer, Robert S. Prather, Jr., as a member of the Host board. Since 1995, Bull Run has purchased shares of Host common stock and, as of the date hereof, Bull Run directly owns 7.7% of the outstanding shares of Host common stock and 52% of the outstanding shares of Capital, so that its combined interest in Host is 32.5% of the outstanding common stock. Mr. Prather continues to serve as a director of Host and chairs the Audit and Compensation Committees.

     Universal is the successor to a number of businesses formed to operate and market grass roots participatory sports events. Host's 34% interest in Universal resulted from its contribution in 1995 of its university and collegiate marketing assets to a partnership subsequently acquired by Universal. As part of this transaction, Bull Run purchased approximately 13% of Universal's preferred stock and Mr. Prather was elected to Universal's board of directors, together with W. James Host, chairman of the board and chief executive officer of Host, and Charles L. Jarvie, president and chief operating officer of Host.

     In addition to the transactions described above, in order to further their long-term growth objectives and develop their assets, Host and Universal continued to seek additional capital and alliances. In 1997, Universal pursued an initial public offering of its common stock, which ultimately was not effected. In 1997, potential strategic investors expressed interest in Host and Host began exploring the possibility of raising additional capital with these investors. However, these discussions terminated without any investments being made, since such investments would involve aligning Host and Universal with a single national television network. Host's board believed these investments would potentially restrict and harm Host's and Universal's relationships with other networks, with many of which Host and Universal have ongoing relationships.

     In early 1998, another strategic investor, Thomas Hicks of Dallas, Texas, approached Host and Universal and expressed interest in acquiring Host and Universal in connection with the formation of a privately held regional sports and media company. After a series of negotiations among Host, Universal and Mr. Hicks, the parties agreed on a transaction that would involve the acquisition of Host and Universal in exchange for cash and stock of Southwest Sports Group, Inc., an entity controlled by Mr. Hicks. Because of the business, stockholder and director interrelationships between Host and Universal, the boards of directors of Host and Universal together determined the allocation of the merger consideration between the companies. Based upon quantitative and qualitative factors, the boards determined that 45% of such merger consideration was allocable to Host and 55% of such merger consideration was allocable to Universal, excluding the value of Universal's investment in broadcast.com inc., which was allocable only to Universal. The factors considered by the boards included the actual and projected results of operations of each of the companies, the future growth potential of each of the companies and the dependence of Host upon its contract with the NCAA for a substantial portion of its revenues and the scheduled expiration of such contract in 2002. In June 1998, each of the boards of Host and Universal approved a merger agreement with Southwest Sports Group. In the course of reaching its decision to approve this merger, each of the boards considered the following material factors:

     - the board's belief that the combined company could have significant growth potential, and, therefore, the stock of the resulting company could increase in value in the future;

     - the board's belief that the size and diversity of assets and businesses in the resulting company provided a possibility for a higher valuation in the event of a public offering; and

     - the acquisition by Southwest Sports Group would not involve Host's or Universal's alignment with a single television network which could potentially restrict Host's or Universal's other business relationships.

     Subsequent to the execution of the merger agreement with Southwest Sports Group, there occurred additional discussions among Southwest Sports Group, Host and Universal with respect to the integration of their respective businesses and planning and development of the combined companies. In the course of these discussions, which continued over several months, it became apparent that the business strategies and objectives of the parties were fundamentally different and that the growth of Host's and Universal's assets might not be a priority of Southwest Sports Group. As a result, in November 1998, the parties mutually agreed to terminate the merger agreement. No party has paid, or is obligated to pay, any termination or similar fees as a result of the termination of the transaction.

     In December 1998 subsequent to the termination of the merger agreement with Southwest Sports Group, Bull Run expressed an interest in acquiring Host and Universal and on December 15, 1998, Bull Run made a presentation to the board of each of Host and Universal, describing Bull Run's proposal to acquire Host and Universal for a combination of cash and Bull Run common stock. This proposal was based on the terminated transaction with Southwest Sports Group and was intended to approximate the total consideration offered in that transaction and similarly contemplated the acquisition of Host and Universal for a combination of stock and cash having an aggregate value of approximately $158 million. Each of the boards discussed the terms of Bull Run's proposal and authorized their respective managements to negotiate a definitive merger agreement with Bull Run. In determining that 45% of the merger consideration was allocable to Host and 55% of such merger consideration was allocable to Universal (excluding the value of Universal's investment in broadcast.com inc., which was allocable solely to Universal and the value of Host's investment in Total Sports which was allocable solely to Host), the boards of Host and Universal used the same qualitative and quantitative factors that they had used in connection with their consideration of the recently terminated agreement with Southwest Sports Group.

     Following the negotiation of a definitive merger agreement, a Host board meeting was held on February 5, 1999 and a Universal board meeting was held on February 9, 1999. Each board reviewed the terms of the merger and consulted with outside legal counsel and their respective financial and accounting officers.

     The board of directors of Host and Universal did not seek fairness opinions with respect to the mergers. The merger consideration proposed by Bull Run for each of Host and Universal was greater and more liquid than the merger consideration proposed in the transaction with Southwest Sports Group. Moreover, an analysis of the proposed merger consideration prepared by the internal financial staffs of each company was presented to and reviewed by each board. In the case of Host, members of the board represent 72% of the outstanding shares of Host and 100% of the shareholders of Capital. In the case of Universal, members of the board represent 100% of the shareholders of Universal. Based on the foregoing, the boards did not believe that it was necessary to bear the expense of obtaining a fairness opinion.


     Each board approved the merger agreement, determined that it was in the best interests of its stockholders and recommended that its stockholders approve the merger agreement. Thereafter, negotiations continued concerning various terms of the merger agreement and, on February 15, 1999, all parties executed the merger agreement. The parties subsequently executed amendments to the merger agreement in order to extend the termination date of the merger and make other technical changes. The description of the merger agreement in this proxy statement/prospectus and the merger agreement attached hereto as Appendix B give effect to such amendments.


THE MERGER AGREEMENT

     Set forth below is a summary of the material terms and provisions of the merger agreement, which is attached as Appendix A to this proxy statement/prospectus. Bull Run stockholders are urged to read the merger agreement in its entirety for a more complete description of the mergers.

     THE CAPITAL, HOST AND UNIVERSAL MERGERS. Immediately after the completion of the Bull Run holding company reorganization and on the terms and subject to the conditions of the merger agreement:

     - a wholly owned subsidiary of BR Holding will merge with and into Capital;

     - a wholly owned subsidiary of BR Holding will merge with and into Host;
       and

     - a wholly owned subsidiary of BR Holding will merge with and into Universal.

     As a result of the mergers, Capital, Host and Universal will become wholly owned subsidiaries of BR Holding. In the mergers, Capital, Host and Universal stockholders will receive a combination of cash and shares of BR Holding common stock in exchange for their shares.

     EFFECTIVE TIME. The Capital, Host and Universal mergers will become effective upon the filing of certificates of merger and articles of merger with the Secretaries of State of the States of Delaware and Kentucky. These filings are anticipated to take place as soon as practicable after the receipt of Bull Run, Capital, Host and Universal stockholder approvals and all required regulatory approvals and the satisfaction or waiver of the other conditions to the mergers. It is currently anticipated that the effective time of the mergers will occur as soon as practicable after the special meeting of Bull Run stockholders.

     MERGER CONSIDERATION FOR CAPITAL, HOST AND UNIVERSAL STOCKHOLDERS. Upon completion of the mergers, Capital, Host and Universal stockholders other than dissenting stockholders will receive the following:


     - holders of Capital common stock will receive, in exchange for each share they hold, (1) $194,085.24 in cash, plus an amount in cash equal to 1% of the dividends on Host preferred stock accrued and unpaid to the closing date and (2) 40,640.57 shares of BR Holding common stock;



     - holders of Host common stock and preferred stock will receive, in exchange for each share they hold, (1) $35.02 in cash and (2) 9.0925 shares of BR Holding common stock;



     - holders of Universal common stock and preferred stock will receive, in exchange for each share they hold, (1) $27,477.28 in cash and (2) 4,187.5 shares of BR Holding common stock.

     TREATMENT OF STOCK OPTIONS AND BENEFIT PLANS. The merger agreement provides that Host and Universal will amend all outstanding unexercised options to purchase shares of Host and Universal common stock granted under their respective companies' plans to provide that, upon consummation of the mergers, for each share of Host or Universal common stock for which such options were formerly exercisable, each such option will entitle its holder to receive cash and/or shares of BR Holding common stock as follows:


     - holders of Host Class A options will receive, in exchange for each option they hold, (1) $35.02 in cash and (2) an option to purchase 9.0925 shares of BR Holding common stock;



     - holders of Host Class B options will receive, in exchange for each option they hold, an option to purchase 9.0925 shares of BR Holding common stock;



     - holders of Universal Class A options will receive, in exchange for each option they hold, (1) $27,477.28 in cash and (2) an option to purchase 4,187.5 shares of BR Holding common stock; and



     - holders of Universal Class B options will receive, in exchange for each option they hold, an option to purchase 4,187.5 number of shares of BR Holding common stock.


     The merger agreement also provides that the new options to purchase shares of BR Holding common stock received in the mergers will have an exercise price per share of BR Holding common stock equal to the amount determined by dividing
(x) the aggregate exercise price for shares of Host or Universal common stock with respect to which the corresponding option was exercisable immediately prior to the effective time of the mergers by (y) the number of shares of BR Holding common stock for which such new option is exercisable. Any repurchase rights in favor of the optionholder under any option will be eliminated and all unvested options will vest immediately prior to the effective time of the mergers. The duration and other terms of each new option will be the same as the corresponding Host or Universal options, as the case may be, that were in effect immediately before the effective time of the mergers, unless otherwise agreed by the holder of such new option.

     PROCEDURES FOR EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES. As soon as practicable after the effective time of the mergers, BR Holding will cause to be sent to each stockholder of record of Capital, Host and Universal as of the effective time of the mergers transmittal materials for use in exchanging certificates of Capital, Host and Universal common stock for the merger consideration to which such stockholder is entitled in the mergers. The transmittal materials will contain information and instructions on how to surrender Capital, Host and Universal stock certificates for the merger consideration. Until a holder of Capital, Host or Universal stock surrenders his certificates representing shares of Capital, Host or Universal stock, the certificates will, after the effective time of the mergers, represent for all purposes only the right to receive the merger consideration specified in the merger agreement.

     No fractional shares of BR Holding common stock will be issued to holders of Capital, Host or Universal stock. Instead, the stockholders otherwise entitled to a fractional share of BR Holding common stock will receive the cash value of the fractional share.

     OFFICERS AND DIRECTORS. The merger agreement provides that the directors and officers of the wholly owned subsidiaries of BR Holding that merge with and into Capital, Host and Universal will be the initial directors and officers of Capital, Host and Universal, as applicable, as the surviving corporations.

     CONDITIONS TO THE MERGERS. Under the merger agreement, the respective obligations of each party to effect the mergers are subject to the satisfaction or waiver of each of a number of conditions, including the following:

          (1) the representations and warranties of the other parties in the merger agreement are true and correct as of the closing date in all material respects and the other parties have performed in all material respects their obligations required to be performed by them under the merger agreement;

          (2) there has not occurred any material adverse effect with respect to the other parties;

          (3) no stop order suspending the effectiveness of the registration statement of which this proxy statement/prospectus is a part has been issued by the Securities and Exchange Commission and no proceedings for that purpose, and no similar proceeding in respect of this proxy statement/prospectus, have been initiated or threatened by the Securities and Exchange Commission;

          (4) the merger agreement and the transactions contemplated by the merger agreement have been approved and adopted by the requisite vote of the stockholders of Bull Run, Capital, Host and Universal;

          (5) no temporary restraining order, injunction or other order, binding legal restraint or prohibition preventing the consummation of the mergers is in effect; there has not been any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the mergers, that makes the completion of the mergers illegal;

          (6) the receipt of legal opinions with respect to certain aspects of the mergers;

          (7) approval by the stockholders of Bull Run of the amendment of Bull Run's 1994 Long-Term Incentive Plan to increase the number of shares issuable thereunder;

          (8) the reorganization of Bull Run into a holding company structure has been approved by the stockholders of Bull Run and such reorganization has been completed; and

          (9) Charles L. Jarvie, Douglas L. Jarvie and W. James Host, principal stockholders of Host, and the Robinson-Prather Partnership, a principal stockholder of Bull Run, have entered into a stockholders agreement under which they agree to voting arrangements relating to their shares of BR Holding stock, including matters relating to the election of directors of BR Holding.

     In addition, the obligations of Host and Universal to effect the mergers are subject to the following conditions:

          (1) a legal opinion with respect to the tax consequences of the mergers shall have been delivered; and

          (2) Host and Universal shall have received the requisite approval of the lenders under certain credit facilities or all outstanding amounts under such facilities have been repaid or refinanced concurrently with the completion of the mergers.

     In addition, the obligations of BR Holding and Bull Run to effect the mergers are subject to the following conditions:

          (1) the legal opinions, consents, waivers, clearances and approvals necessary to complete the mergers have been obtained;

          (2) Bull Run has obtained financing sufficient to fund the cash to be paid as consideration in the mergers on terms and conditions satisfactory to it in its sole discretion;

          (3) holders of less than seven percent of the outstanding shares of Capital stock, Host stock or Universal stock have exercised appraisal rights with respect to their shares;

          (4) certain Host and Universal employees have entered into employment and non-competition agreements;

          (5) all Host options and Universal options have been or will, at the time of the mergers, be exercised, terminated or converted into an option to purchase BR Holding common stock as contemplated by the merger agreement; and


          (6) Host and Universal have terminated agreements relating to voting, the repurchase of securities, the registration of securities and related matters among Capital, Host, Universal and their respective stockholders.


     REPRESENTATIONS AND WARRANTIES. The merger agreement contains various customary representations and warranties of the parties, including representations and warranties made by each of the parties with respect to its:

     - organization, standing and power

     - capital structure

     - financial statements

     - absence of undisclosed liabilities

     - absence of certain changes or events

     - authority relative to the merger agreement

     - consents and approvals

     - absence of litigation

     - compliance with law and permits

     - employee benefit plans

     - absence of brokers

     - state takeover statutes

     - certificate of incorporation and bylaws

     In addition, each of Host and Universal made representations and warranties with respect to its:

     - subsidiaries

     - contracts and commitments

     - real property

     - environmental, health and safety matters

     - personnel information

     - board recommendation concerning the mergers

     - books of account

     - title to and condition of assets

     - intellectual property

     - insurance

     - taxes

     - certain business practices and potential conflicts of interest

     In addition, Bull Run made a representation and warranty with respect to the accuracy and completeness of its filings with the Securities and Exchange Commission.

     COVENANTS. The merger agreement contains a number of covenants concerning the conduct of the parties including the following:

          Non-Solicitation of Acquisition Proposals. The merger agreement provides that Capital, Host and Universal may not, without the prior written consent of BR Holding and Bull Run, solicit or take any other action to facilitate any proposal or offer from any person for a merger, consolidation, dissolution or similar transaction involving Capital, Host or Universal or any of their respective subsidiaries, or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, Capital, Host or Universal or any of their respective subsidiaries. In addition, the merger agreement provides that Capital, Host and Universal may not enter into or participate in any discussions or negotiations regarding any such acquisition proposal and that they will promptly notify BR Holding of any such acquisition proposal.

          BR Holding Will Assume Certain Existing Employment Agreements. The merger agreement provides that the existing employment agreements between Host or Universal and each of Charles L. Jarvie, Douglas L. Jarvie and W. James Host will remain in full force and effect after the mergers. Prior to the effective time of the mergers, the merger agreement provides that Host and Universal will cause each such agreement to be amended to eliminate the provisions which provide for the grant of stock options to these individuals.

          If Any Employee Benefits Plans Are Discontinued, BR Holding Will Provide Substantially the Same Coverage Under Replacement Plans. The merger agreement provides that, if BR Holding elects to discontinue any of Capital's, Host's or Universal's employee benefit plans, BR Holding will provide, or will cause its subsidiaries to provide, employees with coverage under replacement or alternative benefit plans which is substantially the same, in the aggregate, to the coverage provided under such discontinued plans.


          BR Holding Will Appoint Charles L. Jarvie and W. James Host As Members of Its Board of Directors. At or prior to the effective time of the Universal merger, BR Holding will increase the size of its board of directors to seven members and each of Charles L. Jarvie and W. James Host will be appointed to the BR Holding board of directors to serve as members during any period that the Stockholders Agreement among Charles L. Jarvie, Douglas L. Jarvie, Hilton H. Howell, Jr., W. James Host and Robinson-Prather Partnership remains in effect.


          Host Will Hold A Meeting of Its Stockholders To Approve the Merger Agreement. The merger agreement provides that Host will call and hold a meeting of its stockholders for the purpose of voting upon the merger agreement and the Host merger and that Host's board of directors will recommend that its stockholders approve the merger agreement.

          Bull Run Will Hold A Stockholders Meeting To Approve Matters Related To the Mergers. The merger agreement provides that Bull Run will call and hold a meeting of its stockholders to authorize:

             - the reorganization of Bull Run into a holding company structure;

             - the issuance of shares of BR Holding common stock in the mergers;
               and

             - the amendment of the 1994 Long-Term Incentive Plan to increase the authorized shares available for issuance thereunder.

          The merger agreement provides that Bull Run's board of directors will recommend that its stockholders approve the mergers and the holding company reorganization and the transactions contemplated thereby.

          Host and Universal Will Terminate Certain Existing Agreements Prior to the Mergers. The merger agreement provides that Host and Universal will use their reasonable best efforts to terminate, prior to the effective time of the mergers, specific agreements relating to voting, the repurchase of securities, the registration of securities and related matters among Capital, Host, Universal and their respective stockholders.

     OTHER COVENANTS. The merger agreement contains other covenants relating to:

     - preparation and filing of proxy statements and information statements;

     - access to information;

     - notice of certain events;

     - coordination and cooperation with respect to stockholders' meetings;

     - preparing and filing of disclosure documents;

     - actions and filings with governmental bodies, agencies, officials or other authorities and third parties;

     - public announcements;

     - letters from persons deemed "affiliates" for purposes of Rule 145 under the Securities Act of 1933;

     - filing of a Form S-4 registration statement;

     - government authorizations; and

     - cooperation with respect to obtaining financing for the mergers.

     FURTHER ACTION. The merger agreement provides that each of the parties to the merger agreement will in good faith use all commercially reasonable efforts to take all actions and to do all other things necessary, proper or advisable to:

     - consummate and make effective as promptly as practicable the transactions contemplated by the merger agreement;

     - obtain in a timely manner all necessary waivers, consents and approvals;

     - effect all necessary registrations and filings; and

     - otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under the merger agreement.

     TERMINATION. The merger agreement provides that it may be terminated and the mergers may be abandoned at any time before the effective time of the Capital merger, even if all requisite stockholders have approved the mergers:

          (1) by mutual written consent of the parties;

          (2) by any of the parties not in material breach of the merger agreement:

             - if the mergers have not been completed on or before September 30,
               1999, provided, however, that if conditions relating to the expiration of the waiting period under the Hart-Scott-Rodino Act and the effectiveness of the registration statement relating to the exchange offer have not been satisfied or waived, or if the meeting of Host stockholders to approve the mergers has not been held, prior to September 30, 1999, either party may extend such date by written notice to the others to such later date, but not after October 31, 1999, as may be specified by such extending party; or

             - if any governmental entity has issued an order or taken any other action prohibiting the mergers and such order or other action has become final and nonappealable;

          (3) by BR Holding and Bull Run if not then in material breach of the merger agreement:

             - if any of Capital, Host or Universal has breached its agreement not to solicit acquisition proposals or materially breached any representation or other agreement and has not cured such breach within 15 days after a notice of default is served by BR Holding and Bull Run on such breaching party;

             - if the requisite approval of Host stockholders is not obtained at the meeting of Host stockholders; or

             - if the requisite approvals of Capital or Universal stockholders have not been obtained by September 30, 1999;

          (4) by Capital, Host or Universal if not then in material breach of the merger agreement:

             - if BR Holding or Bull Run is in material breach of any
               representation or agreement and has not cured such breach within 15 days after a notice of default is served by the terminating party on such breaching party.

     If the merger agreement is terminated, the merger agreement provides that it will become void and there will be no liability on the part of any party except that if BR Holding or Bull Run terminates the merger agreement because the mergers have not been completed by October 31, 1999, the merger agreement provides that Bull Run will reimburse Host and Universal for their out of pocket expenses (including attorneys' fees, accountants' fees and filing fees) in connection with the merger agreement.

     AMENDMENT; WAIVER. The merger agreement may be amended in writing by the parties at any time, except that no amendment may be made which reduces the consideration payable in the mergers or adversely affects the rights of Capital's, Host's or Universal's stockholders under the merger agreement without the requisite approval of their respective stockholders. In addition, once any of Capital's Host's or Universal's stockholders have approved the merger agreement, no amendment that by applicable law requires further approval by such stockholders may be made without such further approval.

     At any time before the effective time of the mergers, a party may in writing:

          (1) extend the time for performance of any of the obligations or other acts of the other parties;

          (2) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement; or

          (3) waive compliance, where permissible, with any of the agreements or conditions contained in the merger agreement.

     If a party waives the right to receive a legal opinion with respect to certain tax consequences of the mergers and if the tax consequences of the mergers are materially different from those described herein, Bull Run intends to recirculate revised proxy material describing such different tax consequences.

     FEES AND EXPENSES. Whether or not the mergers are consummated, each party will pay its own costs and expenses in connection with preparing for, entering into and carrying out the merger agreement and related transactions, except that if BR Holding or Bull Run terminates the merger agreement because the mergers have not been completed by October 31, 1999, Bull Run will reimburse Host and Universal for their out-of-pocket expenses.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

     The following describes the material federal income tax consequences applicable to:

          (1) the Capital stockholders who will exchange Capital common stock for cash and common stock of BR Holding pursuant to the merger agreement;

          (2) the Host stockholders who will exchange Host common and preferred stock, as the case may be, for cash and common stock of BR Holding pursuant to the merger agreement; and

          (3) the Universal stockholders who will exchange Universal common and preferred stock, as the case may be, for cash and common stock of BR Holding pursuant to the merger agreement.

     Proskauer Rose LLP, counsel to BR Holding and Bull Run, is of the opinion that the following accurately sets forth the material federal income tax consequences of the Capital, Host and Universal mergers. Counsel's opinion is based upon current provisions of the Internal Revenue Code of 1986, Treasury Regulations, judicial decisions and administrative rulings and a representation letter provided by BR Holding, containing customary statements relating to technical requirements that must be satisfied for the tax consequences of the Capital, Host and Universal mergers to be governed by Section 351 of the Internal Revenue Code. Future changes in applicable law may adversely affect the tax consequences described in this proxy statement/prospectus.

     The following discussion does not address all aspects of federal income taxation that may be relevant to particular holders in light of their personal circumstances, or to taxpayers subject to special rules under the federal income tax laws. For example, certain financial institutions, life insurance companies, foreign purchasers, tax-exempt entities and the holders of options to acquire stock in Capital, Host or Universal may be subject to special rules. This discussion also does not address any aspect of state, local or foreign tax laws or consequences. This discussion also assumes that the Capital, Host and Universal shares exchanged, as the case may be, are held as capital assets as of the date of the Capital, Host and Universal mergers.

     Prior to the mergers, Bull Run and BR Holding will effect the holding company reorganization. As a result of the holding company reorganization and the mergers, each Bull Run stockholder will receive one share of BR Holding common stock in exchange for each share of Bull Run common stock and each stockholder of Capital, Host and Universal will receive cash and shares of BR Holding common stock for the Capital, Host and Universal stock exchanged, each in the ratios set forth in merger agreement. For federal income tax purposes, the exchanges will be treated as transfers of property, the Bull Run, Capital, Host and Universal stock, as the case may be, to BR Holding in exchange for BR Holding common stock and, where applicable, cash in an exchange governed by
Section 351 of the Internal Revenue Code.

     Cash received by a Universal stockholder to the extent attributable to the proceeds of the broadcast.com stock sale, may be treated as a redemption in payment of Universal stock, resulting in capital gain or loss equal to the difference between the amount of cash received and such stockholders' tax basis in the stock of Universal exchanged therefor.

     Universal stockholders who receive BR Holding stock and cash (to the extent not attributable to the proceeds of the broadcast.com stock sale) and Capital and Host stockholders will recognize gain, but not loss, equal to the lesser of
(1) the amount of cash received and (2) the amount of gain realized, measured by
(A) the excess of the sum of the cash and the fair market value of BR Holding common stock received over (B) the tax basis of the Capital, Host or Universal shares exchanged in the mergers. The tax basis of the BR Holding common stock received in the mergers will be the same as the Capital, Host or Universal, stock surrendered, decreased by the amount of cash received and increased by the amount of any gain recognized. The holding period of the BR Holding common stock will include the holding period of the shares surrendered.

     A Capital or Host stockholder who receives only cash in the mergers, as a result of exercising appraisal rights, will recognize gain or loss on the exchange equal to the difference between the cash received and the tax basis of shares exchanged.

     Gain or loss, if any, that is required to be recognized on the exchange will be capital gain or loss. Capital, Host or Universal stockholders who are individuals and who have held their shares as a capital asset for more than 12 months at the time of the mergers are entitled to a preferential tax rate of 20% on long-term capital gains. Any loss recognized by a Capital or Host stockholder who exercises appraisal rights will be a capital loss. In general, capital losses can only be applied to a limited extent to offset ordinary income for federal income tax purposes.

     A Capital, Host or Universal stockholder who receives cash in lieu of a fractional share of stock, will be treated as having received such fractional share and then having exchanged such share for cash in a redemption by BR Holding. Any gain or loss attributable to fractional shares will generally be capital gain or loss, in an amount equal to the difference between the cash received and the tax basis of the fractional share exchanged.

     Certain noncorporate Capital, Host or Universal stockholders may be subject to backup withholding at a rate of 31% on cash payments made in the mergers. Backup withholding will apply only if a stockholder:

     - fails to furnish his or her Taxpayer Identification Number, which, in the case of an individual, would be his or her Social Security number;

     - furnishes an incorrect Taxpayer Identification Number;

     - is notified by the IRS that it has failed to properly report payments of interest and dividends; or

     - has failed to certify, under penalty or perjury, that it has furnished a correct Taxpayer Identification Number and has not been notified by the IRS that it is subject to backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be credited against United States federal income tax liability of the individual or refunded, provided that the required information is furnished to the IRS.

     Each Bull Run, Capital, Host and Universal stockholder that receives BR Holding common stock in the mergers will be required to retain records and file with such holder's federal income tax return a statement setting forth specific facts relating to the mergers.

     This federal income tax discussion is for general information only and may not apply to all holders of Capital, Host and Universal shares. Stockholders are urged to consult their own tax advisors as to the specific tax consequences of the mergers.

ACCOUNTING TREATMENT

     The acquisitions of Capital, Host and Universal will be accounted for under the purchase method of accounting. Generally, under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their fair value. If the mergers are completed, it is anticipated that BR Holding will adopt a fiscal year end of June 30. Bull Run's current fiscal year end is December 31.

OPERATIONS OF HOST AND UNIVERSAL AFTER THE MERGERS

     Bull Run does not currently intend to make any substantive changes in the business, operations or personnel of Host or Universal after the mergers. On a pro forma basis, after giving effect to the mergers, the revenues of Host and Universal would have represented approximately 34% and 48%, respectively, of Bull Run's consolidated revenues for the year ended December 31, 1998 and 50% and 35%, respectively, for the quarter ended March 31, 1999. On a pro forma basis, the total assets of Host and Universal would have accounted for 22% and 37%, respectively, of Bull Run's consolidated total assets as of March 31, 1999.

REGULATORY MATTERS

     Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules under that Act, the mergers may not be consummated unless notification has been given and specified information has been furnished to the Antitrust Division of the United State Department of Justice and the United States Federal Trade Commission. Specified waiting period requirements must also be satisfied. The required notification has been given, and the required information has been furnished, to both the Antitrust Division and the Federal Trade Commission. The required waiting period under the Hart-Scott-Rodino Act for the mergers expired on May 14, 1999. At any time before or after the effective time of the mergers, the Federal Trade Commission or the Antitrust Division could take any action under the United States antitrust laws that it deems necessary or desirable in the public interest. This could include seeking to enjoin the mergers or seeking the divestiture of Capital, Host or Universal by Bull Run, in whole or in part, or the divestiture or compulsory licensing of substantial assets of Bull Run, Capital, Host or Universal or their respective subsidiaries. State attorneys general and private parties may also bring legal actions under the federal or state antitrust laws in some cases.

FINANCING OF THE MERGERS

     The total amount of funds required by Bull Run to consummate the mergers and pay related fees and expenses is estimated to be approximately $74 million. Of such amount, Bull Run will use $35.5 million of Universal's cash on hand subsequent to the merger, representing the net proceeds (after a provision for taxes) from Universal's sale of its investment in broadcast.com inc. in January 1999. Bull Run expects to refinance all of its existing indebtedness, as well as the existing bank indebtedness of Host. In the aggregate, Bull Run expects that approximately $70 million of indebtedness of Bull Run and Host will be refinanced. In order to obtain sufficient additional funds to complete the mergers, refinance existing indebtedness of the companies and provide for the combined companies' cash needs after the mergers, Bull Run expects to enter into a new credit agreement. As of the date of this proxy statement/prospectus, Bull Run has not yet entered into a new credit agreement. Bull Run is currently negotiating certain specific terms of its new credit agreement. In connection with Bull Run's current credit agreement, J. Mack Robinson, Bull Run's Chairman of the Board, executed a put agreement in favor of the bank (as described on page 116). In connection with its new credit agreement, Bull Run is currently negotiating the following terms:
(1) the extent to which a similar put agreement will be necessary, (2) fees and expenses to be paid to the lender or lenders and (3) the quantitative amounts of the covenants; the general types of covenants having been agreed upon. Bull Run expects that a term sheet will be executed upon completion of these negotiations. The following summary of the material terms and conditions of the new credit agreement does not purport to be complete and is subject to the detailed provisions of the credit agreement and the various related documents to be entered into in connection with the credit agreement.


     The credit agreement is expected to provide for total borrowings of up to $137 million, available under Facility A, Facility B and Facility C. Approximately $38.6 million of borrowings will be used to consummate the merger and to pay related fees and expenses. Approximately $80 million of additional borrowings will be used to refinance Bull Run's and Host's indebtedness.

     The credit agreement is expected to be comprised of a term loan and revolving credit facility tranche (Facility A) and two tranches of term loans (Facility B and Facility C). Interest on amounts outstanding under the facilities will be based on the London Interbank Offered Rate (LIBOR) plus an applicable margin not expected to exceed 2.5%. Facility A is expected to be subject to a commitment fee of .375% on the unused portion of the revolving credit facility.

     It is expected that Facility A will consist of a $40 million revolving credit facility and a $4.4 million term note. Borrowings under Facility A will be limited to the sum of specified percentages of eligible accounts receivable and inventories. The revolving credit facility will mature and all amounts outstanding thereunder will be due and payable in full on the third anniversary of the closing date of the credit agreement. The $4.4 million term note will be amortized $220,000 per quarter until maturity in three years.

     It is expected that Facility B will consist of a $32.6 million term loan to be amortized in the amount of $1,000,000 per quarter beginning 21 months following the closing date of the credit agreement, with all amounts outstanding due and payable in full on the third anniversary of the closing date of the credit agreement.

     It is expected that Facility C will consist of a $60 million term note and that the facility will mature and all amounts outstanding thereunder will be due and payable in full on the third anniversary of the closing date of the credit agreement, however, it is expected that Facilities B or C will be required to be paid down a minimum of $20 million within 18 months after the closing date of the credit agreement.

     It is expected that the credit facilities will be collateralized by all present and future assets of Bull Run and its subsidiaries, as well as with a pledge of the shares in both public and private companies owned by Bull Run and its subsidiaries. The credit facilities will require Bull Run to adhere to normal and customary debt covenants on a quarterly basis, such as debt service coverage ratios and minimum net worth requirements. The availability of funds under the new credit agreement and the ability of Bull Run to declare dividends on its common stock will also be subject to certain conditions, including the maintenance by Bull Run of financial ratios consisting, but not limited to, of debt service coverage ratios and minimum net worth requirements. On a pro forma basis after giving effect to the mergers and the related anticipated borrowings under the new credit agreement, Bull Run's notes payable and long-term debt would have increased from $67.4 million at March 31, 1999 to $108.2 million and, assuming the mergers had occurred on January 1, 1998, Bull Run's annual debt service for the year ended December 31, 1998 would have increased from $5.2 million to $11.8 million.

RESALE OF BR HOLDING COMMON STOCK FOLLOWING THE MERGERS

     The shares of the Bull Run common stock issuable upon conversion of the Capital, Host and Universal stock in the mergers will be freely transferable. However, securities retained by any stockholder who is an "affiliate" of Capital, Host or Universal for purposes of Rule 145 under the Securities Act of 1933 will not be transferable, except pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act of 1933. An affiliate, as defined under the Securities Act of 1933, generally includes, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of capital stock.

STOCKHOLDERS' AGREEMENT

     Charles L. Jarvie, Douglas L. Jarvie, W. James Host, principal stockholders of Host, the Robinson-Prather Partnership, a principal stockholder of Bull Run, and Hilton H. Howell, Jr., a director of Bull Run, have entered into a stockholders' agreement under which they have agreed, for a period of seven years, to vote all of their shares of BR Holding in favor of the election or re-election of Robert S. Prather, Jr., J. Mack Robinson, Hilton H. Howell, Jr., Charles L. Jarvie, W. James Host and any designee of the Robinson-Prather Partnership to the board of directors of BR Holding. If any of Messrs. Prather, Robinson, Howell, C. Jarvie, D. Jarvie or Host ceases beneficially to own BR Holding capital stock representing 50% or more of the total voting power of capital stock of the BR Holding capital stock that was beneficially owned by him immediately after giving effect to the mergers, he will cease to be entitled to be elected a director, and will no longer have any rights, under the stockholders' agreement. In addition, the stockholders agreement provides that, during its term, Messrs. C. Jarvie, D. Jarvie and Host will vote all of their shares of BR Holding in the manner designated by the Robinson-Prather Partnership.

CAPITAL WRITTEN CONSENT

     By written consent, all of the stockholders of Capital have approved the merger agreement and the merger of a wholly owned subsidiary of BR Holding with Capital.

HOST VOTING AGREEMENT

     Pursuant to a Voting and Support Agreement with BR Holding and Bull Run, holders of Host common stock representing approximately 72% of the outstanding Host common stock and the holder of all of the outstanding Host preferred stock have agreed to vote their shares in favor of the merger agreement and the merger of a wholly owned subsidiary of BR Holding with Host and to take actions in support of the transactions contemplated by the merger agreement including a decision to vote against any action or agreement that would either breach any agreement of Host or impede the merger.

UNIVERSAL VOTING AGREEMENT

     Pursuant to a Voting and Support Agreement with BR Holding and Bull Run, all of the Universal stockholders have agreed to vote their shares of Universal common stock and preferred stock in favor of approval and adoption of the merger agreement and the merger of Universal with a wholly owned subsidiary of BR Holding and to take actions in support of the transactions contemplated by the merger agreement including a decision to vote against any action or agreement that would either breach any agreement of Universal or impede the merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGERS

     In considering the recommendation of the Bull Run board of directors in favor of the issuance of shares of Bull Run common stock in the mergers, stockholders should be aware that executive officers and directors of Bull Run, Capital, Host and Universal may be deemed to have interests in the mergers that are in addition to or different from the interests of the stockholders of Bull Run, including the ones referred to below. The board was aware of these potential interests and considered them, among other matters, in approving the issuance of shares.

     Robert S. Prather, Jr., the President, Chief Executive Officer and a director of Bull Run, is also a director of Capital, Host and Universal.

     The merger agreement provides that, at or prior to the effective time of the mergers, BR Holding will increase the size of its board of directors to seven members and W. James Host, who is currently the chairman of the board of directors and chief executive officer of Host, and Charles L. Jarvie, chairman of the board of directors of Universal, will be appointed to the board of directors of BR Holding to serve as a member thereof.

     The merger agreement also provides that the employment agreements between Host and each of W. James Host and Charles L. Jarvie, and between Universal and Douglas L. Jarvie, will remain in full force and effect, and will be assumed at the effective time of the mergers by BR Holding. However, such agreements will be amended by Host and Universal prior to the effective time of the mergers to eliminate provisions which provide for the grant of options to such individuals. A summary of the material terms of these employment agreements is set forth below.

     W. JAMES HOST EMPLOYMENT AGREEMENT. Host entered into an employment agreement with W. James Host dated March 1, 1994, as amended on January 1, 1997 and July 1, 1997. Mr. Host's employment agreement provides that Mr. Host will be employed as Chief Executive Officer of Host until June 30, 2002 and is entitled to receive:

     - an annual base salary of not less than $260,000, subject to adjustments;

     - an annual performance bonus based upon criteria established by the Host board;

     - annual contributions to his retirement plan in an amount of not less than $40,000; and

     - other customary perquisites.

     Mr. Host's employment agreement generally requires Host to pay Mr. Host's salary through June 30, 2002, unless Mr. Host voluntarily terminates his employment prior to such date, dies, becomes disabled or is terminated by Host for good cause.

     Mr. Host's employment agreement provides that he will not compete with Host during his employment with Host and for eight years thereafter. During such eight year period, Mr. Host is entitled to receive $200,000 per year and has agreed to provide consulting services to Host not to exceed 200 hours per year.

     CHARLES L. JARVIE EMPLOYMENT AGREEMENT. Host entered into an employment agreement with Charles L. Jarvie on March 1, 1994, as amended on January 1, 1997 and July 1, 1997. Mr. Jarvie's employment agreement provides that Mr. Jarvie will be employed as president and chief operating officer of Host until June 30, 2002 and is entitled to receive:

     - an annual base salary of not less than $260,000, subject to adjustments;

     - an annual performance bonus based upon criteria established by the Host board;

     - annual contributions to his retirement plan in an amount of not less $40,000; and

     - other customary perquisites.

     Mr. Jarvie's employment agreement generally requires Host to pay Mr. Jarvie's salary through June 30, 2002, unless Mr. Jarvie voluntarily terminates his employment prior to such date, dies, becomes disabled or is terminated by Host for good cause. In addition, if for any reason Mr. Host resigns or is removed as chief executive officer and Host does not appoint Mr. Jarvie as chief executive officer of Host within 30 days thereafter, Mr. Jarvie may terminate his employment within 10 days after the end of such 30-day period and be entitled to receive any salary earned to the date of termination, one year's annual base compensation and the maximum bonus Mr. Jarvie could have earned for the year in which his employment was terminated.

     Mr. Jarvie's employment agreement provides that he will not compete with Host during his employment with Host and for eight years thereafter. During such eight-year period, Mr. Jarvie is entitled to receive $200,000 per year and has agreed to provide consulting services to Host not to exceed 200 hours per year.

     DOUGLAS L. JARVIE EMPLOYMENT AGREEMENT. Universal entered into an employment agreement with Douglas L. Jarvie on May 1, 1998. The employment agreement provides that Mr. Jarvie will be employed as president and chief executive officer of Universal for an employment period ending on November 30, 2001 and is entitled to receive:

     - (A) for the seven months ended November 30, 1998, a base salary equal to $200,000 per annum, (B) for the 12 months ending November 30, 1999, an annual base salary of $220,000 and (C) for each year beginning December 1, 1999, a base salary as determined by the compensation committee of Universal;

     - an annual performance bonus based upon criteria established by the board of directors of Universal; and

     - other customary perquisites. Mr. Jarvie's employment agreement generally requires Universal to pay Mr. Jarvie's accrued but unpaid salary through the date Mr. Jarvie's employment with Universal is terminated, unless Mr. Jarvie is terminated by Universal in connection with a suspension or discontinuance of Universal's operations, in which event Mr. Jarvie is entitled to an amount equal to two months' base salary or Mr. Jarvie is terminated without cause, in which event Mr. Jarvie is entitled to an amount equal to two years' base salary.

     Mr. Jarvie has agreed not to compete with Universal or any affiliated company during his employment with Universal and for 18 months thereafter.

NO APPRAISAL RIGHTS AVAILABLE TO BULL RUN STOCKHOLDERS

     Under Georgia law, Bull Run stockholders who object to the proposal to approve the issuance of shares of BR Holding common stock in the mergers in accordance with the merger agreement will not be afforded statutory appraisal rights. See "Comparison of the Stockholders' Rights, Certificates of Incorporation and Bylaws of BR Holding for a discussion of appraisal rights available to Host and Universal stockholders in the mergers.

                   SELECTED FINANCIAL INFORMATION OF BULL RUN

     The following table sets forth selected consolidated financial data of Bull Run. The selected consolidated financial data as of and for each of the years in the five-year period ended December 31, 1998 are derived from the audited consolidated financial statements of Bull Run. The consolidated financial statements as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, which financial statements and the auditors' report thereon are included elsewhere in this proxy statement/prospectus. The selected financial data as of March 31, 1999 and for the three-month periods ended March 31, 1999 and 1998 are derived from the unaudited condensed consolidated financial statements of Bull Run included elsewhere in this proxy statement/prospectus which, in the opinion of management of Bull Run, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results of operations for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.


                                     THREE MONTHS
                                   ENDED MARCH 31,               FISCAL YEAR ENDED DECEMBER 31,
                                  ------------------   ---------------------------------------------------
OPERATING RESULTS:                  1999      1998       1998       1997       1996       1995      1994
------------------                --------   -------   --------   --------   --------   --------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenue from printer
  operations....................  $  7,533   $ 6,614   $ 29,848   $ 21,639   $ 23,810   $ 26,432   $ 2,751
Cost of goods sold..............    (5,375)   (4,970)   (22,103)   (15,967)   (17,170)   (18,649)   (1,853)
                                  --------   -------   --------   --------   --------   --------   -------
  Gross profit..................     2,158     1,644      7,745      5,672      6,640      7,783       898
Other operating revenue.........       195         2      1,618        681        844        721       323
Operating expenses..............    (2,480)   (2,128)    (8,593)    (6,852)    (6,255)    (6,764)   (1,174)
                                  --------   -------   --------   --------   --------   --------   -------
  Income (loss) from
    operations..................      (127)     (482)       770       (499)     1,229      1,740        47
Equity in earnings (losses) of
  affiliated companies..........      (470)     (270)     6,734       (599)     1,731        107       266
Gain on issuance of shares by
  affiliated company............        --        --         --         --      8,179         --        --
Interest expense and other,
  net...........................      (981)     (752)    (3,290)    (1,614)    (1,250)      (944)      (11)
                                  --------   -------   --------   --------   --------   --------   -------
  Income (loss) before income
    taxes, extraordinary item
    and cumulative effect of
    accounting change...........    (1,578)   (1,504)     4,214     (2,712)     9,889        903       302
Income tax benefit
  (provision)...................       521       421     (1,854)       939     (4,012)      (180)      (86)
                                  --------   -------   --------   --------   --------   --------   -------
Income (loss) before
  extraordinary item and
  cumulative effect of
  accounting change.............    (1,057)   (1,083)     2,360     (1,773)     5,877        723       216
Extraordinary loss..............        --        --         --         --       (295)        --        --
Cumulative effect of accounting
  change........................        --        --         --         --       (274)        --        --
                                  --------   -------   --------   --------   --------   --------   -------
  Net income (loss).............  $ (1,057)  $(1,083)  $  2,360   $ (1,773)  $  5,308   $    723   $   216
                                  ========   =======   ========   ========   ========   ========   =======
Earnings (loss) per
  share -- Basic:
  Income (loss) before
    extraordinary item and
    cumulative effect of
    accounting change...........  $  (0.05)  $ (0.05)  $   0.11   $  (0.08)  $   0.26   $   0.03   $  0.02
  Net income (loss).............  $  (0.05)  $ (0.05)  $   0.11   $  (0.08)  $   0.24   $   0.03   $  0.02
Weighted average shares
  outstanding -- Basic..........    22,264    22,029     22,189     21,302     22,013     22,127    13,350
Earnings (loss) per
  share -- Diluted
  Income (loss) before
    extraordinary item and
    cumulative effect of
    accounting change...........  $  (0.05)  $ (0.05)  $   0.10   $  (0.08)  $   0.25   $   0.03   $  0.02
  Net income (loss).............  $  (0.05)  $ (0.05)  $   0.10   $  (0.08)  $   0.23   $   0.03   $  0.02
Weighted average shares
  outstanding -- Diluted........    22,264    22,029     23,182     21,302     22,945     23,236    13,534

                                   AS OF MARCH 31,                     AS OF DECEMBER 31,
                                  ------------------   ---------------------------------------------------
FINANCIAL POSITION:                 1999      1998       1998       1997       1996       1995      1994
-------------------               --------   -------   --------   --------   --------   --------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Working capital (deficiency)....  $ (7,676)  $ 3,312   $  3,312   $  2,513   $  3,990   $  3,739   $ 4,813
Investment in affiliated
  companies.....................    84,254    73,346     73,346     61,551     53,752     29,246    15,709
Total assets....................   105,746    95,172     95,172     76,832     67,851     44,300    30,756
Long-term obligations...........    53,378    51,848     51,848     41,998     31,364     14,896     2,775
Stockholders' equity............    28,792    29,791     29,791     25,056     28,318     24,079    23,584
Current ratio...................       0.6       1.4        1.4        1.4        2.1        1.9       2.6
Book value per share............  $   1.29   $  1.35   $   1.34   $   1.18   $   1.30   $   1.09   $  1.07

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BULL RUN

     The following discussion should be read in conjunction with Bull Run's financial statements and notes thereto attached to this proxy statement/prospectus.

OVERVIEW

     Bull Run, based in Atlanta, Georgia, sells computer printers and provides service worldwide to distributors, value-added resellers and large volume end users through its wholly owned subsidiary, Datasouth Computer Corporation. Bull Run also makes significant investments in sports and media companies, including Gray Communications Systems, Inc., the owner and operator of 10 television stations and four daily newspapers; Host Communications, Inc., a sports marketing and association management company; Rawlings Sporting Goods Company, Inc., a supplier of team sports equipment in North America; Universal Sports America, Inc., a sports marketing company; and Total Sports, Inc., a sports content Internet company. In January 1999, Bull Run made an investment in Sarkes Tarzian, Inc., the owner and operator of two television stations and four radio stations.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

     Total revenue for the three months ended March 31, 1999, primarily from the printer manufacturing operations of Datasouth, was $7,728,000 compared to $6,616,000 for the same period in 1998. Revenue from printer operations was $7,533,000 for the three months ended March 31, 1999, representing a 14% increase from such revenue for the same period in 1998. Short term revenue trends in Bull Run's printer business fluctuate due to variable ordering patterns of large customers. The increase in 1999 first quarter revenue compared to 1998 was due in part to sales of an airline ticket/boarding pass printer, the marketing rights for which were acquired in September 1998, and an increase in consulting fee income in the first quarter of 1999 compared to 1998. Printer sales to The Sabre Group, Inc., Bull Run's largest customer, were approximately $1.9 million for the first quarter of 1999, compared to approximately $2.0 million for the first quarter of 1998.

     Gross profit from printer operations of 28.6% for the first quarter of 1999 increased from the 24.9% realized for the same period in 1998, primarily due to: a different mix of products sold and initial production costs associated with the introduction of a new printer line in 1998, which collectively increased gross profit 3.9% of revenue; costs incurred in the first quarter of 1998 by Bull Run immediately following the acquisition of the CodeWriter product line (acquired on January 2, 1998 as discussed in "Liquidity and Capital Resources" and in note 3 to Bull Run's consolidated financial statements on page F-12), prior to the integration of CodeWriter manufacturing operations into Bull Run's existing product manufacturing facility in the second quarter of 1998, representing 0.2% of the 3.7% increase in the gross profit percentage from the first quarter of 1998. An increase in freight costs on inventory purchases resulted in a 0.5% decrease in gross profit for the first quarter of 1999 compared to the same period in 1998.

     A portion of the income from consulting fees for services provided to Gray is deferred and recognized over 40 years as a result of Bull Run's equity investment in Gray. As of March 31, 1999, consulting fees of $734,000 were deferred for future revenue recognition. Consulting fee income of $195,000 was recognized in the first quarter of 1999 compared to

$2,000 in the same period in 1998, primarily due to fees attributable to Gray's acquisition of a newspaper operation in March 1999. There can be no assurance that Bull Run will earn any consulting fees in the future, other than recognition of currently deferred fees.

     Operating expenses of $2,480,000 for the three months ended March 31, 1999 represented a 17% increase from the same period in 1998, due primarily to: a $151,000 increase in research and development costs attributable to software development activities for the airline ticket/boarding pass printer (the marketing rights for which were acquired in September 1998); a $76,000 increase in advertising expense in the first quarter of 1999 compared to the same period in 1998; and expenses of $138,000 associated with Bull Run's European sales office established in October 1998. Operating expenses include non-cash goodwill amortization expense of $132,000 for the three months ended March 31, 1999 and $120,000 for the same period in 1998.

     Equity in losses of affiliated companies, totaling $470,000 and $270,000 for the three months ended March 31, 1999 and 1998, respectively, included Bull Run's proportionate share of the earnings or losses of Gray, Host, Capital and Rawlings, net of goodwill amortization totaling $275,000 and $194,000, respectively.

     Interest and dividend income of $226,000 and $287,000 for the three months ended March 31, 1999 and 1998, respectively, was primarily derived from dividends accrued on Bull Run's investment in Gray's series A and series B preferred stock. Interest expense, totaling $1,205,000 and $1,032,000 for the three months ended March 31, 1999 and 1998, respectively, was incurred primarily in connection with bank term loans and notes payable, the proceeds of which were used to finance Bull Run's investments in Gray, Host, Capital, Universal and Rawlings and the CodeWriter acquisition in January 1998; and for the three months ended March 31, 1999, Bull Run's investments in Total Sports in August 1998 and January 1999 and Bull Run's investment in Sarkes Tarzian in January 1999.

     Nondeductible goodwill amortization reduced Bull Run's tax benefit for the three month periods ended March 31, 1999 and 1998, resulting in an effective tax rate of 33.0% for the first quarter of 1999 and 28.0% for the same period in 1998.

1998 COMPARED TO 1997

     Total revenue for 1998, primarily from the printer manufacturing operations of Datasouth, was $31,466,000 compared to $22,320,000 in 1997. Revenue from Datasouth's printer operations was $29,848,000 in 1998, representing a 38% increase from such revenue in 1997 of $21,639,000. CodeWriter products contributed revenue of approximately $4,400,000 in 1998. Printer sales to The Sabre Group, Inc., Bull Run's largest customer, were approximately $9,200,000 in 1998 and $7,200,000 in 1997. Short term revenue trends in Bull Run's printer business fluctuate due to variable ordering patterns of large customers. The increase in 1998 revenue compared to 1997 was also due in part to a $931,000 increase in consulting fee income in 1998 compared to 1997.

     Gross profit from printer operations of 25.9% for 1998 decreased slightly from the 26.2% realized in 1997, primarily due to: a different mix of products sold which increased gross profit 1.8% of revenue; less the impact of costs incurred by Bull Run immediately following the CodeWriter acquisition, prior to the integration of manufacturing operations into Bull Run's existing product manufacturing facility which decreased gross profit 0.1% of revenue; and an increase in freight costs and increases in inventory reserves, offset by some manufacturing overhead efficiencies gained as a result of higher unit volumes which collectively reduced gross profit by 2.3% of revenue.

     Operating expenses of $8,593,000 in 1998 represented a 25% increase from 1997, due primarily to expenses of $245,000 associated with an increase in sales and marketing personnel attributable to Bull Run's expanded printer line; expenses of $75,000 associated with Bull Run's European sales office opened in October 1998; a $175,000 increase in advertising expenses primarily relating to the introduction of new products in 1998; an increase in personnel and administrative costs of $560,000 resulting from the CodeWriter acquisition; and goodwill amortization expense and nonrecurring post-acquisition transition costs of $225,000 in 1998 associated with the CodeWriter acquisition. Operating expenses include non-cash goodwill amortization expense of $488,000 in 1998 and $301,000 in 1997, associated with the acquisition of Datasouth and, in 1998 only, the CodeWriter acquisition.

     Equity in earnings (losses) of affiliated companies, totaling $6,734,000 in 1998 and ($599,000) in 1997, includes Bull Run's proportionate share of the earnings of Gray, Host, Capital and, in 1998 only, Rawlings, net of goodwill amortization totaling $777,000 and $610,000, respectively. In 1998, Gray disposed of WALB-TV, its NBC affiliate in Albany, Georgia, fulfilling a Federal Communications Commission divestiture order. As a result of the gain on the disposition of WALB-TV, Bull Run's equity in Gray's earnings was favorably impacted by approximately $6,900,000 in 1998.

     Interest and dividend income of $1,085,000 in 1998 and $1,102,000 in 1997 was primarily derived from dividends accrued on Bull Run's investment in Gray's series A and series B preferred stock. Interest expense, totaling $4,247,000 in 1998 and $2,716,000 in 1997, was incurred primarily in connection with bank term loans, the proceeds of which were used to finance Bull Run's investments in Gray, Host, Capital and USA; Bull Run's investments in Rawlings from November 1997 through January 1998; the CodeWriter acquisition in January 1998; and Bull Run's investment in Total Sports in August 1998.

     As of December 31, 1998, Bull Run had a net operating loss carryforward for tax purposes of approximately $1,500,000 to reduce Federal taxable income in the future, an alternative minimum tax credit carryforward of approximately $500,000 and a business credit carryforward of approximately $115,000, to reduce regular Federal tax liabilities in the future. Nondeductible goodwill amortization increased Bull Run's tax provision in 1998 and reduced Bull Run's tax benefit in 1997, resulting in an effective tax rate of 44.0% in 1998 and 34.5% in 1997.

1997 COMPARED TO 1996

     Total revenue for 1997, primarily from the printer manufacturing operations of Datasouth, was $22,320,000 compared to $24,654,000 in 1996. Revenue from Datasouth's printer operations of $21,639,000 in 1997 represented a 9% decrease from such revenue in 1996 of $23,810,000. Printer sales to The Sabre Group, Inc., Bull Run's largest customer, were approximately $7,200,000 in 1997 and 1996. Sales to two significant distributors were approximately $980,000 lower in 1997 than in 1996, and a product line generating sales of $1,230,000 of sales in 1996 was discontinued in 1997. Short term revenue trends in Bull Run's printer business fluctuate due to variable ordering patterns of large customers.

     Gross profit from printer operations of 26.2% for 1997 decreased from the 27.9% realized in 1996, primarily due to: a different mix of products sold and initial production costs associated with the introduction of a new printer line, which collectively reduced gross profit 0.5% of revenue; and greater manufacturing overhead efficiencies gained in 1996 as a result of higher unit volumes, representing 0.7% of the 1.7% decrease in the gross profit percentage from 1996.

     Consulting fee income on services provided to Gray in connection with Gray's acquisitions and dispositions was $681,000 in 1997, as compared to $844,000 in 1996.

     Operating expenses of $6,852,000 in 1997 represented a 10% increase from 1996, due primarily to an increase in research and development expenses of $850,000 incurred primarily for the design of a new printer introduced in the fourth quarter of 1997 and an increase in certain general and administrative expenses, such as compensation costs and professional fees, of $130,000, offset by a decrease in sales and marketing expense of $230,000. Operating expenses included non-cash goodwill amortization associated with the acquisition of Datasouth of $301,000 in 1997 and $292,000 in 1996.

     Equity in earnings (losses) of affiliated companies totaled ($599,000) in 1997 and $1,731,000 in 1996, net of goodwill amortization totaling $610,000 and $487,000, respectively. Approximately $975,000 of the decrease from 1996 to 1997 in equity in earnings of affiliated companies can be attributed to Gray's gain on the sale of a television station and Host's gain on the sale of assets to Universal in 1996. Additional decreases in Gray's earnings for 1997 compared to 1996 are attributable to increased interest expense and amortization of goodwill associated with Gray's acquisitions.

     In 1996, Gray consummated a public offering of 3.5 million shares of class B common stock, resulting in net proceeds to Gray of $67,100,000. As a result of this issuance, Bull Run's common equity ownership of Gray was reduced from 27.1% to 15.2%, resulting in a pretax gain for Bull Run of approximately $8,200,000 or $5,000,000 after tax. This offering also reduced Bull Run's common equity voting power in Gray from 27.1% to 25.1%. There is no assurance that such sales or such gains of a material nature will occur in the future.

     Interest and dividend income in 1997 of $1,102,000 was primarily derived from dividends accrued on Bull Run's investment in Gray's series A and series B preferred stock. Interest expense, totaling $2,716,000 in 1997, was incurred primarily in connection with bank term loans, the proceeds of which were used to finance Bull Run's investments in Gray, Host, Capital and Universal and Bull Run's investments in Rawlings beginning in November 1997.

     Bull Run recognizes its equity in earnings of Host on a six month lag basis, in order to align Host's fiscal year ending June 30 with Bull Run's fiscal year. Effective July 1, 1995 (Host's 1996 fiscal year), Host adopted a new accounting policy for the recognition of corporate sponsor license fee revenue and guaranteed rights fee expenses, since the nature of Host's contracts was changing to include revenue-sharing or net profit split arrangements, rather than guaranteed rights fee payments. As a result, the rights fee expense associated with this type of contract could not be accurately measured until the expiration of each contract period when the revenue-sharing or net profit split amount was determined. Under the new policy, license fee revenue and rights fee expense are recognized on a straight-line basis over the life of the contract, instead of recognizing revenue and expense in their entirety on the effective date of the contract, thereby providing for the uniform matching of revenue and expenses. As a result of the change in accounting policy, Host recognized a $4,559,000 charge against its earnings, representing the after-tax cumulative effect of the accounting change. Bull Run reported 9.1% of the charge, or $415,000, less a $141,000 deferred tax benefit, as a charge against its 1996 earnings.

     In 1996, Gray retired certain debt with the proceeds from its public offerings of class B common stock and notes, and the sale of its series B preferred stock. As a result, Gray incurred an after-tax extraordinary loss of $3,159,000 related to costs associated with retired debt. Bull Run therefore recognized 15.2% of Gray's charge, or $480,000, less a $185,000 deferred tax benefit, as an extraordinary loss.

     As of December 31, 1997, Bull Run had an alternative minimum tax credit carryforward of approximately $500,000 to reduce regular Federal tax liabilities in the future. In part resulting from the carryback of the 1997 taxable loss to 1995, Bull Run had a business credit carryforward of approximately $115,000 to reduce regular Federal tax liabilities in the future. Nondeductible goodwill amortization reduced Bull Run's tax benefit in 1997 and increased Bull Run's tax expense in 1996, thereby reducing Bull Run's effective tax rate to 34.5% in 1997 from 40.6% in 1996. The valuation allowance on deferred tax assets was reduced in 1996, thereby reducing the 1996 income tax provision by approximately $47,000 and goodwill by approximately $131,000.

LIQUIDITY AND CAPITAL RESOURCES

     Bull Run amended its long-term debt agreements with two banks in 1998 and further amended the agreements in February, March and June 1999. Under an agreement amended on March 20, 1998, and further amended February 24, 1999, March 22, 1999 and March 24, 1999, Bull Run has outstanding four term notes payable to a bank, requiring no principal payments prior to maturity on January 1, 2003, bearing interest at the London Interbank Offered Rate ("LIBOR") plus 1.75%, under which $43,488,744 was outstanding as of March 31, 1999; and a revolving bank credit facility for borrowings of up to $3,500,000 expiring May 1, 2000, bearing interest at the bank's prime rate, under which $3,208,552 was outstanding as of March 31, 1999. Under an agreement amended on March 5, 1999 and further amended June 30, 1999, Bull Run has outstanding a $4,000,000 term note bearing interest at LIBOR plus 3%, payable in quarterly installments of $250,000 through March 31, 2000, with the remainder due June 30, 2000, under which $3,750,000 was outstanding on March 31, 1999; and a revolving bank credit facility for borrowings of up to $5,000,000 until September 30, 1999, and $4,000,000 thereafter until expiration on June 30, 2000, under which $4,930,000 was outstanding as of March 31, 1999.

     Bull Run also has a bank note in the amount of $10,000,000 due August 26, 1999 with interest at the bank's prime rate, and a demand bank note due June 30, 1999 for borrowings of up to $2,000,000 bearing interest at the bank's prime rate, under which $2,000,000 was outstanding as of March 31, 1999. The $10,000,000 note was issued in connection with the Company's investment in Sarkes Tarzian on January 28, 1999. The $2,000,000 demand note is expected to be extended or refinanced under terms similar to the existing note.

     Bull Run is a party to two interest rate swap agreements, effectively modifying the interest characteristics of $24,000,000 of Bull Run's outstanding long-term debt. The agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreements, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. Under the first agreement, $20,000,000 of long-term debt is subject to a one-year forward swap agreement, whereby beginning January 1, 1999 and for the following nine years, Bull Run will be subject to a fixed rate of 7.83%, instead of LIBOR plus 1.75%, the rate in effect until then. Under the second agreement, $4,000,000 of long-term debt is subject to a fixed rate of no more than 8.66% beginning September 30, 1998 through December 31, 2004, instead of LIBOR plus 3%. In aggregate, the estimated cost of terminating the swap agreements, if Bull Run elected to do so, was approximately $384,000 as of March 31, 1999.

     Cash provided by operating activities was $197,000 for the three months ended March 31, 1999, compared to cash used in operating activities of $1,066,000 for the same period in 1998. In the first quarter of 1999, receivables decreased $712,000, due in part to a reduction in the receivable from Gray of $558,000; inventories increased by $290,000 due to an increase in finished goods; and accounts payable and accrued expenses, increased $561,000, due in part to accruals of deferred acquisition costs attributable to the mergers and an increase in accrued interest. In the first quarter of 1998, receivables decreased by $302,000 whereas inventories increased by $783,000 due to the stocking of raw materials associated with a newly-introduced airline ticket/boarding pass printer.

     Cash used in investing activities was $11,739,000 for the three months ended March 31, 1999, compared to $6,973,000 for the same period in 1998. In the first quarter of 1999, Bull Run acquired shares of Total Sports series C1 preferred stock for $1,000,000 and acquired shares of the outstanding common stock of Sarkes Tarzian from the estate of Mary Tarzian for $10,000,000. In the first quarter of 1998, Bull Run acquired shares of Rawlings' common stock for $4,953,000 and acquired a printer company for cash of $1,903,000, net of cash acquired, and shares of Bull Run's common stock valued at $2,500,000.

     The acquisition of Total Sports series C1 preferred shares increased Bull Run's investment in Total Sports to 9.0% of Total Sports' total outstanding capital stock. Like the shares of Total Sports series C preferred stock acquired by Bull Run in August 1998, series C1 preferred shares are convertible into Total Sports common stock. Bull Run will acquire Host's investment in an additional 8.3% of Total Sports' total outstanding capital stock in connection with the mergers.

     The acquired Sarkes Tarzian shares represent 33.5% of the total outstanding common stock of Sarkes Tarzian both in terms of the number of shares of common stock outstanding and in terms of voting rights, but such investment represents 73% of the equity of Sarkes Tarzian for purposes of dividends, as well as distributions in the event of any liquidation, dissolution or other termination of Sarkes Tarzian. Sarkes Tarzian owns and operates two television stations and four radio stations: WRCB-TV Channel 3 in Chattanooga, Tennessee, an NBC affiliate; KTVN-TV Channel 2 in Reno, Nevada, a CBS affiliate; WGCL-AM and WTTS-FM in Bloomington, Indiana; and WAJI-FM and WLDE-FM in Fort Wayne, Indiana. On March 1, 1999, Bull Run executed an option agreement with Gray, whereby Gray has the option until May 31, 1999 to acquire the Sarkes Tarzian investment from Bull Run for $10,000,000 plus related costs. Gray has the ability to extend the option period in 30 day increments at a fee of $66,700 per extension and has extended this option through September 30, 1999. Bull Run received from Gray warrants to acquire 100,000 shares of Gray's class B common stock at $13.625 per share, in connection with the option agreement. The warrants will vest immediately upon Gray's exercise of the option. The warrants expire 10 years following the date on which Gray exercises its option.

     Cash provided by financing activities was $11,587,000 and $8,183,000 for the three months ended March 31, 1999 and 1998, respectively. In the first quarter of 1999, Bull Run financed its investments in Total Sports and Sarkes Tarzian with bank debt. In the first quarter of 1998, Bull Run financed its investments in Rawlings and its acquisition of the printer company with bank debt.

     Inventories increased to $5,167,000 as of December 31, 1998 from $3,757,000 at December 31, 1997, as a result of the CodeWriter acquisition, which added inventories of $538,000 at the acquisition date; an increase in raw materials on hand associated with Bull Run's new internally-developed Journey Automated Ticket/Boarding Pass Version 2 airline ticket printer introduced in December 1997; and the purchase of assets, consisting primarily of inventories associated with the Sigma-Data 7200 high-speed ATB2 printer, from a Japanese company in September 1998, in a transaction valued at approximately $750,000. As of December 31, 1998, Bull Run had open purchase commitments totaling approximately $8,500,000, primarily for raw materials inventories.

     Bull Run's total working capital increased to $3,312,000 as of December 31, 1998 from $2,513,000 as of December 31, 1997, primarily as a result of the CodeWriter acquisition, which added $409,000 in working capital as of the acquisition date; the increase in raw materials for Journey, discussed above; the Sigma-Data 7200 purchase, which added approximately $750,000 in working capital as of the acquisition date; and an increase of $1,100,000 in accounts receivable due to the increase in product sales, net of an increase of $500,000 in the demand note payable; a $1,000,000 increase in the current portion of long-term debt attributable to the CodeWriter acquisition financing, as modified; and an increase of $319,000 in accounts payable attributable to an increase in raw materials inventories.

     During 1998, Bull Run repurchased 40,500 shares of its common stock for $150,000 under a stock repurchase program authorized by its board of directors for the repurchase of up to 2,000,000 shares. Of the 40,500 shares repurchased in 1998, 40,000 shares were repurchased in a private transaction.

     Effective January 2, 1998, Bull Run acquired all of the outstanding common stock of CodeWriter Industries, Inc. and all of the outstanding membership interests of CodeWriter's affiliate, CW Technologies, LLC, in a transaction valued at approximately $6,200,000, of which $5,000,000 was paid at closing in the form of $2,500,000 in cash and $2,500,000 in Bull Run's common stock. In addition, Bull Run is obligated to pay quarterly to the sellers of CW Technologies, a specified percentage of revenue generated by Bull Run from CodeWriter's and CW Technologies' products and services during each calendar quarter through December 31, 2001, but in no event will the aggregate payments exceed $1,200,000.

     In 1997, Bull Run entered into an investment purchase agreement with Rawlings. Pursuant to this agreement, Bull Run acquired warrants to purchase 925,804 shares of Rawlings' common stock, and has the right, under certain circumstances, to purchase additional warrants. Bull Run's total cost to purchase the warrants pursuant to this agreement (excluding the additional warrants) was $2,842,000. Fifty percent of the purchase price, or $1,421,000, was paid to Rawlings in 1997. The remaining fifty percent of the purchase price, plus interest at 7% per annum from November 21, 1997 until the date of payment, will be due on the earlier of the date of exercise and the date of expiration of the warrants. In the event of a partial exercise of the warrants, a pro rata portion of the purchase price with interest accrued thereon will be payable. The warrants have a four-year term and an exercise price of $12.00 per share, but are exercisable only if Rawlings' common stock closes at or above $16.50 for twenty consecutive trading days during the four-year term. In addition, under the terms of the agreement, Bull Run purchased 10.4% of the outstanding shares of Rawlings' common stock in the open market from November 1997 through January 1998.

     Dividends on the series B preferred stock of Gray owned by Bull Run are payable in cash at an annual rate of $600 per share or, at Gray's option, payable in additional shares of series B preferred stock. During 1998, Gray redeemed 435.94 shares of its series B preferred stock owned by Bull Run, including 110.94 shares previously issued in-kind as dividends on the series B preferred stock, for a total of $3,805,000. Bull Run anticipates that dividends on the series B preferred stock will be paid in cash for the foreseeable future.

     In order to obtain sufficient additional funds to complete the mergers (approximately $38.6 million), refinance existing indebtedness of Bull Run and Host (approximately $70 million) and provide for the combined companies' cash needs after the mergers, Bull Run expects to enter into a new credit agreement. Although no new credit agreement has yet been executed, the credit agreement is expected to provide for total borrowings of up to $137 million under three facilities and an interest rate based upon either LIBOR plus an applicable margin. The facilities will mature $220,000 per quarter for the first 18 months following the closing date of the credit agreement, and $1,220,000 per quarter until due and payable in full on the third anniversary of the closing date of the credit agreement. In addition, it is expected that $20 million will be required to be paid within 18 months after the closing date of the credit agreement. Bull Run expects that to collateralize the facilities with all present and future assets of Bull Run and its subsidiaries, as well as a pledge of the shares in both public and private companies owned by Bull Run and its subsidiaries. Bull Run also expects that the facilities will contain normal and customary debt covenants, such as debt service coverage ratios and minimum net worth requirements.

     Bull Run's capital expenditures are expected to total approximately $600,000 in 1999. Bull Run anticipates that its current working capital, funds available under its revolving credit facilities, quarterly cash dividends on the Gray preferred stock and Gray class A common stock, anticipated redemption of some amount of Gray preferred stock, anticipated extension fees on the option agreement with Gray, and cash flow from operations will be sufficient to fund its debt service, working capital requirements and capital spending requirements for at least the next twelve months. Any capital required for potential additional business acquisitions would have to be funded by issuing additional securities or by entering into other financial arrangements.

INTEREST RATE RISK MANAGEMENT

     Bull Run is exposed to changes in interest rates due to Bull Run's financing of its acquisitions, investments and operations. Interest rate risk is present with both fixed and floating rate debt. Bull Run uses interest rate swap agreements to manage its debt profile.

     Interest rate swap agreements generally involve exchanges of underlying face (notional) amounts of designated hedges. Bull Run continually evaluates the credit quality of counterparties to interest rate swap agreements and does not believe there is a significant risk of nonperformance by any of the counterparties.

     Based on Bull Run's debt profile at March 31, 1999 and 1998 and December 31, 1998 and 1997, a 1% increase in market interest rates would increase interest expense and decrease the income before income taxes (or alternatively, increase interest expense and increase the loss before income taxes) by $107,000 and $132,000 for the three months ended March 31, 1999 and 1998, respectively, and by $517,000 in 1998 and $353,000 in 1997. These amounts were determined by calculating the effect of the hypothetical interest rate on Bull Run's floating rate debt, after giving consideration to Bull Run's interest rate swap agreements. These amounts do not include the effects of increased interest rates, such as a reduced level of overall economic activity or other actions management may take to mitigate the risk. Furthermore, this sensitivity analysis does not assume changes in Bull Run's financial structure that could occur if interest rates were higher.

RECENTLY-ISSUED ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. Bull Run expects to adopt this new Statement effective January 1, 2001. This Statement will require Bull Run to recognize all derivatives on the balance sheet at fair value. Bull Run does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

IMPACT OF YEAR 2000

     Some of Bull Run's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     During 1997, Bull Run completed an assessment and determined (a) that its printer products did not contain time-sensitive software that make them susceptible to the Year 2000 Issue; however, (b) there were portions of Bull Run's internal systems software and some hardware that would have to be modified or replaced so that its computer systems would function properly with respect to dates in the year 2000 and thereafter. The most significant computer systems, which pertain to Bull Run's manufacturing and financial accounting systems, were upgraded in 1998 and are currently Year 2000 compliant. Expense incurred in 1998 related to Year 2000 upgrades and modifications was approximately $100,000, including equipment lease rent expense. Future equipment rent expense will not differ materially from depreciation expense attributed to the replaced equipment. Although management expects to replace some personal computers and other computer hardware during 1999 which are not Year 2000 compliant, management does not expect the cost of these additional expenditures to exceed $50,000, nor does it expect that any of the necessary modifications or replacements will have a material impact on the results of any future financial reporting period. The remaining modifications and replacements are expected to be completed by mid-1999, prior to any anticipated impact on its operating systems. Bull Run believes that with the completed and anticipated modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems.

     Bull Run has had communications with most of its major vendors and sole source suppliers to determine the extent to which Bull Run may be vulnerable to those third parties' failure to remedy their own Year 2000 issues. These communications include both oral communications, as well as the receipt of written Year 2000 compliance statements, and focus on certain key vendors and suppliers from whom Bull Run receives unique materials, products and services. Bull Run expects to complete its assessment of its major vendors and sole source suppliers by mid-1999. Most raw materials used in the manufacture of Bull Run's computer printers are available from more than one supplier.

     Bull Run also plans to assess Year 2000 readiness of alternative vendors through written and oral communications, as part of management's contingency planning for the assurance of inventory availability. In addition, Bull Run plans to evaluate the need to increase inventories of raw materials and finished goods prior to December 31, 1999 to assure timely fulfillment of customer orders and decrease its reliance on the availability of parts and products, particularly from sole source suppliers. None of Bull Run's machinery used in the assembly of computer printers has been found to contain time-sensitive software. However, Bull Run plans to evaluate the need to increase its inventories of assemblies and sub-assemblies used in its products. Likewise, Bull Run will assess the need to have available back-up power sources, such as electricity generators, to compensate for the risk of unavailable power. If, due to the Year 2000 issue, certain sole source suppliers are unable to provide products, parts or vital manufacturing supplies or if electricity is unavailable for more than a few weeks, timely fulfillment of customer orders could be jeopardized and product sales could be unfavorably impacted. Also, if customers are unable to remit payments to Bull Run or if Bull Run can not generate customer invoices as a result of the Year 2000 issue, Bull Run's operating cash flow could be negatively impacted.


     Bull Run anticipates that Host and Universal will continue to utilize their existing computer systems and that no significant changes will be required to be made to Bull Run's computer systems as a result of the acquisition of Capital, Host and Universal for at least the next 12 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Capital -- Impact of Year 2000" on page 55, "Management's Discussion and Analysis of Financial Condition and Results of Operations of Host -- Impact of Year 2000" on page 61, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Universal -- Year 2000 Compliance" on page 68.


     The costs of the project and the date on which Bull Run believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the availability of suitable replacement hardware, the ability to locate and correct all relevant computer codes, and similar uncertainties. Furthermore, it is too early to determine to what extent, if any, contingency plans will have to be implemented. Although Bull Run expects to be Year 2000 compliant by mid-1999 and does not expect to be materially impacted by the external environment, such future events cannot be known with certainty.

                   SELECTED FINANCIAL INFORMATION OF CAPITAL

     The following table sets forth certain selected financial data of Capital. The selected financial data as of and for each of the years ended June 30, 1998 and 1997; as of and for the six month period ended June 30, 1996; and as of and for each of the years ended December 31, 1995, 1994 and 1993, are derived from the audited financial statements of Capital. The financial statements as of and for the years ended June 30, 1998 and 1997 have been audited by Ernst & Young LLP, independent auditors. The financial statements for the six months ended June 30, 1996 and for the year ended December 31, 1995 have been audited by KPMG LLP, independent auditors. The financial statements as of and for the years ended June 30, 1998 and 1997, for the six months ended June 30, 1996 and for the year ended December 31, 1995 and the auditors' reports thereon are included elsewhere in this proxy statement/prospectus. The selected financial data as of March 31, 1999 and for the nine-month periods ended March 31, 1999 and 1998 are derived from the unaudited condensed financial statements of Capital included elsewhere in this proxy statement/prospectus which, in the opinion of management of Capital, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results of operations for the nine months ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending June 30, 1999.

                                        NINE MONTHS
                                           ENDED         YEAR ENDED JUNE    SIX MONTHS          YEAR ENDED
                                         MARCH 31,             30,            ENDED            DECEMBER 31,
                                      ----------------   ----------------    JUNE 30,    ------------------------
                                       1999      1998     1998     1997        1996       1995     1994     1993
                                      -------   ------   ------   -------   ----------   ------   ------   ------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS:
Dividend revenue....................  $   225   $  225   $  300   $   400     $  200     $  400   $  400   $  400
Equity in earnings (losses) of Host
  Communications, Inc...............    3,200      705      869       624         --         --       --       --
Expenses............................       --       --       --        (4)        (2)        (3)      --       --
                                      -------   ------   ------   -------     ------     ------   ------   ------
Income (loss) before income taxes...    3,425      930    1,169     1,020        198        397      400      400
Income taxes (benefit)..............   (1,115)    (267)    (330)     (231)        (6)       (27)     (28)     (28)
                                      -------   ------   ------   -------     ------     ------   ------   ------
Net income (loss)...................  $ 2,310   $  663   $  839   $   789     $  192     $  370   $  372   $  372
                                      =======   ======   ======   =======     ======     ======   ======   ======
Earnings (loss) per share --Basic...  $23,100   $6,630   $8,390   $ 7,890     $1,920     $3,700   $3,720   $3,720
Weighted average shares
  outstanding -- Basic..............      100      100      100       100        100        100      100      100
Earnings (loss) per
  share -- Diluted..................  $23,100   $6,630   $8,390   $ 7,890     $1,920     $3,700   $3,720   $3,720
Weighted average shares
  outstanding -- Diluted............      100      100      100       100        100        100      100      100
Cash dividends per share............  $    --   $   --   $   --   $17,040     $   --     $   --   $   --   $   --

                                     AS OF            AS OF JUNE 30,           AS OF DECEMBER 31,
                                   MARCH 31,     ------------------------   ------------------------
                                      1999        1998     1997     1996     1995     1994     1993
                                  ------------   ------   ------   ------   ------   ------   ------
                                                            (IN THOUSANDS)
FINANCIAL POSITION:
Total assets....................    $10,498      $7,088   $5,742   $6,418   $6,218   $5,818   $5,418
Total liabilities...............      1,942         842      335       96       88       58       30
Stockholders' equity............      8,556       6,246    5,407    6,322    6,130    5,760    5,388

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CAPITAL

     The following discussion should be read in conjunction with Capital's financial statements and notes thereto included in this proxy statement/prospectus.

OVERVIEW

     The sole business activity conducted by Capital Sports Properties, Inc., a Delaware corporation, is the ownership of stock of Host. As of March 31, 1999, Capital owned 447,002 shares of Host common stock and 37,500 shares of Host series B cumulative preferred stock, representing approximately 48% of the Host common stock and all of the Host series B cumulative preferred stock then outstanding. Host, based in Lexington, Kentucky, and Host's 33.8%-owned affiliate, Universal, provide media and marketing services to universities, athletic conferences and various associations representing collegiate sports and, in addition, market and operate amateur participatory sporting events.

     When used in this section, "fiscal 1998" means the fiscal year ended June 30, 1998 and "fiscal 1997" means the fiscal year ended June 30, 1997.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1999 COMPARED TO NINE MONTHS ENDED
MARCH 31, 1998

     Total revenue for the nine months ended March 31, 1999 consisted of dividends of $225,000 on Host preferred stock, and equity in earnings of Host in the amount of $3,200,000, compared to dividends of $225,000 and equity in earnings of Host in the amount of $705,000 for the nine months ended March 31, 1998. The increase in Capital's equity in earnings of Host was a result of an increase in Host's income attributable to common stockholders for the nine months ended March 31, 1999 compared to the nine months ended March 31, 1998.

     Capital's effective tax rate increased to 32.6% for the nine months ended March 31, 1999 from 28.7% for the nine months ended March 31, 1998 due to dividend revenue not subject to tax having a greater impact on the prior year effective tax rate.

YEAR ENDED JUNE 30, 1998 COMPARED TO YEAR ENDED JUNE 30, 1997

     Total revenue for fiscal 1998 consisted of dividends of $300,000 on Host preferred stock and equity in the earnings of Host in the amount of $869,000 compared to dividends of $400,000 on Host preferred stock and equity in earnings of Host of $624,000 for fiscal 1997. The decrease in dividend revenue was a result of Host's redemption on June 30, 1997 of 12,500 shares of series B cumulative preferred stock owned by Capital. The increase in equity in earnings of Host was a result of an increase in Host's income attributable to common stockholders for fiscal 1998 compared to fiscal 1997.

     Capital's effective tax rate increased to 28.2% for fiscal 1998 from 22.6% for fiscal 1997 due to a decrease in the amount of dividend revenue not subject to tax.

YEAR ENDED JUNE 30, 1997 COMPARED TO SIX MONTHS ENDED JUNE 30, 1996

     Total revenue for fiscal 1997 consisted of dividends of $400,000 on Host preferred stock and equity in the earnings of Host in the amount of $624,000, compared to dividends of $200,000 on Host series B cumulative preferred stock and no equity in earnings of Host for the six months ended June 30, 1997. The increase in dividend revenue was due to the accrual of dividend income over a 12-month period in 1997 compared to the six-month period in 1996. Prior to fiscal 1997, Capital's investment in Host was accounted for under the cost method. Under the cost method, no equity in earnings or losses of an investee are reported in the financial statements.

     Capital's effective tax rate increased to 22.6% for fiscal 1997 from 3.0% for the six months ended June 30, 1997. Capital excludes 80% of its dividend income for income tax purposes. In accounting periods in which all of Capital's income is derived from dividends, the effective tax rate will be low.

LIQUIDITY AND CAPITAL RESOURCES

     Capital derives all of its cash for the payment of taxes and other expenses from its stockholders, primarily General Electric Capital Corporation and Bull Run. Amounts due stockholders are non-interest bearing and have no fixed repayment date. Capital has no intention of making any capital expenditures for the foreseeable future.

     Capital paid no dividends to its stockholders during the nine months ended March 31, 1999 or 1998. In fiscal 1997, Capital paid dividends to its stockholders in the amount of $1,704,000, representing the proceeds from Host's redemption of 12,500 shares of Host preferred stock for $1,250,000, plus accrued and unpaid dividends on Host preferred stock of $454,000. Capital paid no dividends during fiscal 1998 or during the six months ended June 30, 1996.

     In fiscal 1997, Capital exercised warrants to purchase 447,002 shares of Host common stock for $.01 per share.

     There is no assurance that Host will pay any dividends on its preferred stock or redeem any of its preferred stock prior to its mandatory redemption on December 15, 1999. Any capital required in the future for the payment of taxes and expenses, payment of dividends or to make additional investments, would require additional funding by Capital's stockholders, sales of investments, receipt of accrued dividends from Host, or the redemption of Host preferred stock.

IMPACT OF YEAR 2000

     Capital does not maintain computerized accounting records or any other computerized data or information, therefore Capital has no computer programs which have time-sensitive software that might recognize a date using "00" as the year 1900 rather than the year 2000. Capital has no products, vendors, suppliers or customers, therefore management does not believe that Capital currently has any material risk in connection with the Year 2000. Although Capital does not expect to be materially impacted by any Year 2000 problems, the impact on Capital from external environment factors or future events cannot be known with certainty.

                     SELECTED FINANCIAL INFORMATION OF HOST

     The following table sets forth selected consolidated financial data of Host. The selected consolidated financial data as of and for the end of each of the years in the five-year period ended June 30, 1998 are derived from the audited consolidated financial statements of Host. The consolidated financial statements as of and for the years ended June 30, 1998 and 1997, have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements for the year ended June 30, 1996 have been audited by KPMG LLP, independent auditors. The financial statements as of June 30, 1998 and 1997 and for each of the years in the three-year period ended June 30, 1998 and the auditors' reports thereon are included elsewhere in this proxy statement/prospectus. The selected consolidated financial data as of March 31, 1999 and for the nine-month periods ended March 31, 1999 and 1998 are derived from the unaudited condensed consolidated financial statements of Host included elsewhere in the proxy statements/prospectus which, in the opinion of management of Host, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results of operations for the nine months ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending June 30, 1999.

                           NINE MONTHS ENDED   SIX MONTHS ENDED
                               MARCH 31,         DECEMBER 31,                   YEARS ENDED JUNE 30,
                           -----------------   -----------------   -----------------------------------------------
                            1999      1998      1998      1997      1998      1997      1996      1995      1994
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues.................  $42,467   $37,113   $19,651   $17,641   $46,337   $39,591   $40,129   $47,110   $48,727
Cost of revenues.........   30,087    24,194    13,418    10,491    27,801    23,702    23,855    28,997    30,703
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Gross profit.............   12,380    12,919     6,233     7,150    18,536    15,889    16,274    18,113    18,024
Selling, general and
  administrative
  expenses...............   13,478    10,356     8,522     8,133    16,973    13,577    14,327    15,532    14,399
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Operating income
  (loss).................   (1,098)    2,563    (2,289)     (983)    1,563     2,312     1,947     2,581     3,625
Interest expense.........     (566)     (531)     (363)     (297)     (725)     (417)     (562)     (546)     (385)
Equity in earnings of
  affiliates.............   13,654       567        55       245       459       677       678
Gain (loss) on sale of
  businesses.............               (271)               (216)    2,567               6,726
Other, net                      81        74        44
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before
  income taxes and
  cumulative effect of
  accounting change......   12,071     2,402    (2,553)   (1,251)    3,864     2,572     8,789     2,035     3,240
Income tax provision
  (benefit)..............    5,151     1,033      (951)     (429)    1,756       946     3,392       742     1,337
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before
  cumulative effect of
  accounting change......    6,920     1,369    (1,602)     (822)    2,108     1,626     5,397     1,293     1,903
Cumulative effect of
  accounting change......                                                               (4,559)
                           -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss)........  $ 6,920   $ 1,369   $(1,602)  $  (822)  $ 2,108   $ 1,626   $   838   $ 1,293   $ 1,903
                           =======   =======   =======   =======   =======   =======   =======   =======   =======
Earnings (loss) per
  share -- Basic
  Income (loss) before
    cumulative effect of
    accounting change,
    net of preferred
    dividends............  $  7.25   $  1.25   $ (1.89)  $ (1.12)  $  1.98   $  1.44   $ 11.54   $  2.03   $  3.38
  Net income (loss), net
    of preferred
    dividends............  $  7.25   $  1.25   $ (1.89)  $ (1.12)  $  1.98   $  1.44   $  1.01   $  2.03   $  3.38
  Weighted average
    shares -- Basic......      924       912       926       911       913       849       433       439       445
Earnings (loss) per
  share -- Diluted
  Income (loss) before
    cumulative effect of
    accounting change,
    net of preferred
    dividends............  $  6.08   $  1.15   $ (1.89)  $ (1.12)  $  1.77   $  1.40   $ 11.54   $  2.03   $  3.38
  Net income (loss), net
    of preferred
    dividends............  $  6.08   $  1.15   $ (1.89)  $ (1.12)  $  1.77   $  1.40   $  1.01   $  2.03   $  3.38
  Weighted average
    shares -- Diluted....    1,102       991       926       911     1,020       875       433       439       445

FINANCIAL POSITION AS OF:

                                                   MARCH 31,                      JUNE 30,
                                                   ---------   -----------------------------------------------
                                                     1999       1998      1997      1996      1995      1994
                                                   ---------   -------   -------   -------   -------   -------
                                                                         (IN THOUSANDS)
Working capital (deficiency).....................   $(4,383)   $(3,702)  $(4,111)  $(1,581)  $ 1,873   $   739
Property and equipment, net......................     5,269      5,872     6,093     5,400     5,033     5,354
Investment in affiliates.........................    26,111     12,274     8,762     8,008        --        --
Total assets.....................................    56,225     32,536    25,707    26,259    27,101    29,216
Long-term obligations............................     2,069      2,170     2,524     1,617     2,601     5,052
Cumulative redeemable preferred stock............     5,598      5,333     4,980     6,046     5,646     5,246
Stockholders' equity.............................    14,142      6,125     2,712     1,540     1,107       572

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HOST

     The following should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

OVERVIEW

     Host, together with its subsidiaries, all of which are wholly owned, provides multimedia, promotional marketing, and event management services to universities, athletic conferences and associations, the most prominent of which is the NCAA. Host manages the production, sales and syndication of basketball and football broadcasts on radio and television, as well as the publishing and printing of sports publications for a number of client universities and conferences. Through these activities, Host provides targeted marketing opportunities to corporations to supplement their sales and marketing activities, particularly in sports. Host also manages the affairs of significant associations by providing services in the areas of marketing, publishing, government affairs, business, education and membership growth.

     When used in this section, "fiscal 1998" means the fiscal year ended June 30, 1998, "fiscal 1997" means the fiscal year ended June 30, 1997 and "fiscal 1996" means the fiscal year ended June 30, 1996.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1999 COMPARED TO NINE MONTHS ENDED MARCH 31, 1998

     Net revenues increased $5.3 million, or 14.4%, to $42.4 million for the nine months ended March 31, 1999 compared to $37.1 million for the nine months ended March 31, 1998. Approximately $4.3 million, or 12%, of the total increase relates to advertising sales primarily related to increased corporate partner sales. The remaining differences are due pay per view video revenues of $0.6 million associated with the production of two pay per view games and $0.4 million associated with other production revenues.

     Cost of revenues increased $5.9 million, or 24.4%, to $30.1 million for the nine months ended March 31, 1999 compared to $24.2 for the nine months ended March 31, 1998. Approximately 2.5 million, or 10.3%, is associated with contractual guaranteed rights fees associated with the NCAA corporate partner program. Profit split expenses account for $0.6 million of the difference, or 2%. The remaining differences relate to unissued costs commensurate with growth of this business.

     Selling, general and administrative expenses increased $3.0 million, or 29%, to $13.4 million for the nine months ended March 31, 1999 compared to $10.4 million for the nine months ended March 31, 1998. Approximately $1.0 million, or 10%, of this difference is associated with increased compensation expense associated with the issuance of stock options. Fulfillment cost associated with increased sales accounted for $0.2 million, or 10.2%, of tax increase while approximately $0.4 million, or 4%, was associated with increased employment costs. Approximately $0.6 million, or 6%, of the increase represents additional allowances associated with potential future losses associated with certain contracts and receivables and $0.3 million, or 3%, related to a legal reserve. The remaining difference is associated with the increased administrative costs associated with the growth in the advertising sales.

     The increase in equity in earnings of affiliates of $13.1 million is attributed to the Company's investment in Universal, and specifically, the gain on sale Universal recognized associated with its investment in broadcast.com, inc. The loss of sale of assets of $0.3 million for the nine months ending March 31, 1998 related to the Company's sale of specific assets associated with AdCraft. The provision for income taxes expenses as a percentage of income before taxes was 43% for the nine months ended March 31, 1999 and 1998.

FISCAL YEAR ENDED JUNE 30, 1998 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1997

     Net revenues increased $6.7 million, or 17%, to $46.3 million in fiscal 1998 as compared to $39.6 million in fiscal 1997. This increase resulted principally from higher advertising sales and licensing revenues associated with Host's NCAA corporate partner program.

     Cost of revenues increased $4.1 million, or 17%, to $27.8 million in fiscal 1998 as compared to $23.7 million in fiscal 1997. This increase was a result of increased rights fees expenses associated with the NCAA corporate partner program.

     Selling, general and administrative expenses increased $3.4 million, or 25%, to $17.0 million in fiscal 1998 as compared to $13.6 in fiscal 1997. As a percentage of net revenues, selling, general and administrative expenses increased to 37% in fiscal 1998 from 34% in fiscal 1997. This percentage increase was principally due to increased compensation expense associated with stock options issued during fiscal 1998 as well as additional administrative costs incurred to start up a new program (NCAA Football).

     Interest expense increased $0.3 million, or 74%, to $0.7 million in fiscal 1998 as compared to $0.4 million in fiscal 1997. Interest was incurred primarily in connection with Host's revolving line of credit, the borrowings under which were used to finance working capital needs. Interest was also incurred in connection with bank notes, the proceeds of which were used for equipment purchases and indebtedness primarily associated with Host's acquisition of AdCraft.

     The provision for income taxes as a percentage of income before taxes was 46% in 1998 as compared to 37% in 1997. These rates differ from year to year and the statutory rate primarily as a result of differences arising from the equity in earnings of affiliates and state income taxes.

FISCAL YEAR ENDED JUNE 30, 1997 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1996

     Net revenues decreased $0.5 million, or 1.3%, to $39.6 million in fiscal 1997 as compared to $40.1 million in fiscal 1996. The fiscal 1996 results included approximately $4.8 million in revenues associated with advertising and sponsorship revenues from USA Collegiate, L.P., which was sold to Universal on October 1, 1995. Excluding the decrease in revenues associated with the sale of USA Collegiate, overall revenues increased in fiscal 1997 by approximately $4.3 million, or 12%, due primarily to increased revenues associated with higher advertising sales and licensing revenues associated with Host's NCAA corporate partner program, as well as incremental revenues associated with AdCraft, which was acquired on August 1, 1996.

     Cost of revenues decreased $0.2 million, to $23.7 million in fiscal 1997 as compared to $23.9 million in fiscal 1996. The fiscal 1996 results included approximately $3.4 million in costs associated with USA Collegiate. Excluding the costs of USA Collegiate, cost of revenues in fiscal 1997 increased by approximately $3.2 million, or 16%, due principally to additional costs associated with AdCraft.

     Selling, general and administrative expenses decreased $0.7 million, or 5%, to $13.6 million in fiscal 1997 as compared to $14.3 million in fiscal 1996. The fiscal 1996 results included approximately $0.9 million in selling, general and administrative expenses related to USA Collegiate. Excluding the costs relating to USA Collegiate, selling, general and administrative expenses increased $0.2 million in fiscal 1997 as compared to fiscal 1996. This increase related to administrative costs associated primarily with Host's acquisition of AdCraft offset by bonuses of approximately $1.8 million, which were paid in fiscal 1996 but not granted in fiscal 1997.

     Interest expense decreased $0.2 million, or 33%, to $0.4 million in fiscal 1997 as compared to $0.6 million in fiscal 1996. Interest was incurred primarily in connection with Host's revolving line of credit, the borrowings under which were used to finance working capital needs. Interest was also incurred on bank notes, the proceeds of which were used for equipment purchases. In fiscal 1997, Host also recorded interest of $0.1 million related to certain indebtedness primarily associated with Host's acquisition of AdCraft.

     The provision for income taxes expressed as a percentage of income before taxes was 37% in fiscal 1997 as compared to 39% in fiscal 1996.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash used in operations for the nine months ended March 31, 1999 was $1.3 million. The cash used in operating activities during this period principally resulted from a $9.7 million increase in accounts receivable offset by a $5.7 million increase in accrued expense and accounts payable and $2.7 million increase in deferred income. The increases in accounts receivable, accrued expenses, accounts payable and deferred income during this period reflect normal seasonal fluctuation.

     Net cash used in investing activities for the nine months ended March 31, 1999 was $0.8 million, reflecting $0.6 million in capital expenditures and $0.2 million associated with investments in new businesses.

     Net cash provided by financing activities for the nine months ended March 31, 1999 reflected the Company's borrowings under its revolving line of credit necessary to fund its working capital and investing activities.

     During the nine months ended March 31, 1999, the Company granted stock options which had a market volume in excess of the option price at the date of grant. Compensation expense of $1.2 million was recorded associated with these grants with a corresponding increase to the Company's stockholders' equity.

     Net cash used in operations was $3.8 million in fiscal 1998. The cash used in operations during this period principally resulted from a $3.0 million increase in accounts receivable, a $3.0 million decrease in accounts payable and accrued expenses, offset by operating income of $2.2 million.

     Net cash used in investing activities was $1.4 million in fiscal 1998 compared to $1.2 million in fiscal 1997. The difference was primarily attributed to a $0.4 million reduction in capital expenditures, offset by investments in other businesses.

     Net cash provided by financing activities was $5.2 million in fiscal 1998 as compared to $1.4 million net cash used in financing activities in fiscal 1997. The net cash provided by financing activities in fiscal 1998 was the result of borrowings under the Company's revolving line of credit to fund working capital and investment activities.

     On June 25, 1998, Host amended its revolving line of credit agreement which permits Host to borrow up to $10 million to fund its working capital needs. The amended line of credit provides for borrowings at either a floating rate (prime) or fixed rate financing at

LIBOR plus 1.75%. LIBOR advances may be extended for a term of 30, 60 or 90 days at which time the principal is payable. There were no advances under LIBOR at June 30, 1998. Approximately $6.5 million was advanced under LIBOR at December 31, 1998. Principal balances on the floating rate advances may be repaid at any time. Interest on both the floating advances and fixed rate advances are payable monthly in arrears. The revolving line of credit agreement terminates and all amounts outstanding thereunder and interest must be repaid on December 31, 1999. Borrowing under the line of credit was $9.8 million at December 31, 1998, $6.8 million at June 30, 1998 and $1.2 million at June 30, 1997.

     Other debt on June 30, 1998 of $2.7 million compared to $3.1 million at June 30, 1997 consisted of bank notes secured by equipment and other obligations primarily related to Host's acquisition of AdCraft. This decrease was primarily a result of the amortization of the term loan obligations.

     Capital expenditures for fiscal 1998 were approximately $1.1 million as compared to $1.5 million in fiscal 1997. Host estimates that capital expenditures in fiscal 1999 will approximate $1.2 million. Host anticipates using cash from operations and its borrowings under its revolving line of credit facility to fund these projects.

     If the merger with Bull Run is not consummated, Host believes that it will be able to extend its revolving line of credit facility and that borrowings thereunder, together with its operating cash flow, will be sufficient to fund its working capital, debt service and capital spending requirements for at least the next 12 months.

INTEREST RATE RISKS

     Host's revolving line of credit bears interest at variable rates and, accordingly, will be affected by interest rate changes. At December 31, 1998, Host had $9,769,000 of debt subject to variable interest rates under its revolving line of credit. For illustration purposes, an increase of 1.0% in interest rate payable with respect to Host's revolving line of credit during the 12 months ended December 31, 1998 would have increased interest expense for the year by approximately $49,000.

     At June 30, 1998, Host had $6,756,000 of debt subject to variable interest rates. For illustration purposes, an increase of 1.0% in interest rate payable with respect to Host's revolving line of credit during the fiscal year ended June 30, 1998 would have increased interest expense for the year by approximately $68,000.

IMPACT OF YEAR 2000

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather that the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     Host completed an assessment of its computer programs equipment and determined that it would have to modify or replace portions of its hardware and software so that those systems would function properly with respect to dates beyond December 31, 1999. A significant portion of Host's software systems has been upgraded to become Year 2000 compliant. Several remaining systems, primarily associated with billing and manufacturing cost systems, are currently being evaluated with specific plans to modify such systems to become Year 2000 compliant. Current plans call for the modification of those systems by no later than September 1999. Host believes that with the modification to the existing software and conversion to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

     Host made inquiries of its important suppliers and subcontractors that do not share information systems with Host. Host has received assurances from a majority of these external agents that their major systems impacting Host will be Year 2000 compliant. Based on these responses to date, Host is not aware of any external agent Year 2000 issue that would materially impact Host's results of operations, liquidity or capital resources. However, Host has no means of ensuring that external agents will be Year 2000 ready if such assurances are not received. Most inventory and supplies used in Host's business, primarily in the printing operation, are available from more than one supplier and therefore, management's contingency plans include, but are not limited to, evaluating alternative vendors who are Year 2000 compliant, as well as evaluating supply and inventory levels.

     Host is utilizing both internal and external resources to reprogram, replace, test and implement the software and hardware equipment for the Year 2000 modification. The total cost of the Year 2000 project is not expected to exceed $500,000, of which $125,000 relates to a three year operating lease associated with the installation of new computers. The costs associated with the project are being funded through operating cash flows. To date, Host has incurred approximately $275,000 in connection with its Year 2000 compliance program, the majority of which has been capitalized as part of the software modifications.

     Host plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of necessary resources and other factors. Estimates on the status of completion and the expected completion dates are based on costs incurred to date compared to total expected costs. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially form those plans. Specific factors that might cause such material differences include, but are no limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

                  SELECTED FINANCIAL INFORMATION OF UNIVERSAL

     The following table sets forth selected consolidated financial data of Universal. The selected consolidated financial data as of and for each of the years in the four-year period ended June 30, 1998 are derived from the audited consolidated financial statements of Universal. The consolidated financial statements as of and for the years ended June 30, 1998 and 1997 have been audited by Ernst & Young LLP, independent auditors. The consolidated financial statements for the years ended June 30, 1996 and 1995 have been audited by KPMG LLP, independent auditors. The financial statements as of June 30, 1998 and 1997 and for each of the years in the three-year period ended June 30, 1998 and the auditors' reports thereon are included elsewhere in this proxy statement/prospectus. The selected consolidated statement of operations and balance sheet data presented below as of and for the year ended December 31, 1994 have been derived from the unaudited financial statements of Universal's predecessors. The selected consolidated financial data as of March 31, 1999 and for the nine-month periods ended March 31, 1999 and 1998 are derived from the unaudited condensed consolidated financial statements of Universal included elsewhere in this proxy statement/prospectus which, in the opinion of management of Universal, include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the data for such periods. The results of operations for the nine months ended March 31, 1999 are not necessarily indicative of the results to be expected for the year ending June 30, 1999.

                              NINE MONTHS                FISCAL YEAR ENDED
                            ENDED MARCH 31,                  JUNE 30,                  FISCAL YEAR ENDED
                           -----------------   -------------------------------------     DECEMBER 31,
                            1999      1998      1998      1997      1996      1995           1994
                           -------   -------   -------   -------   -------   -------   -----------------
                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues.................  $58,703   $49,099   $62,939   $52,872   $37,079   $ 9,005        $9,051
Cost of revenues.........   41,979    34,077    38,536    35,204    24,418     4,638         5,266
                           -------   -------   -------   -------   -------   -------        ------
         Gross profit....   16,724    15,022    24,403    17,668    12,661     4,367         3,785
Selling, general and
  administrative
  expenses...............   17,628    12,403    19,665    15,335    11,006     4,380         2,889
                           -------   -------   -------   -------   -------   -------        ------
Operating income
  (loss).................     (904)    2,619     4,738     2,333     1,655       (13)          896
Interest expense, net....      (63)     (382)     (572)     (140)     (172)      (40)          (16)
Equity in earnings (loss)
  of affiliates..........      (33)       71       221       101       317       437           437
Gain on sale of
  marketable
  securities.............   61,471
Other income (expense),
  net....................        0         0      (382)      183        78        --            14
                           -------   -------   -------   -------   -------   -------        ------
Income before income
  taxes..................   60,471     2,308     4,005     2,477     1,878       384         1,331
Income tax provision.....   21,727       877     1,567       880       642        --            --
                           -------   -------   -------   -------   -------   -------        ------
Net income...............  $38,744   $ 1,431   $ 2,438   $ 1,597   $ 1,236   $   384        $1,331
                           =======   =======   =======   =======   =======   =======        ======
Basic earnings per common
  share..................  $24,558   $   872   $ 1,486   $   973   $ 1,007   $    (a)       $   (a)
                           =======   =======   =======   =======   =======   =======        ======
Diluted earnings per
  common share...........  $18,910   $   672   $ 1,145   $   749   $   776   $    (a)       $   (a)
                           =======   =======   =======   =======   =======   =======        ======

                                     AS OF
                                   MARCH 31,              AS OF JUNE 30,                   AS OF
                                   ---------   -------------------------------------    DECEMBER 31,
                                     1999       1998      1997      1996      1995          1994
                                   ---------   -------   -------   -------   -------    ------------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital..................   $42,864    $10,586   $ 3,867   $   653   $(1,078)      $  534
Total assets.....................    96,156     34,690    26,073    19,744     3,675        2,758
Long-term debt...................        --      7,245     3,020        --        --           --
Stockholders' equity.............    47,012      8,268     5,830     4,233       800        1,348

---------------
(a) Earnings per common share for the years ended June 30, 1995 and 1994 are not presented, because Universal's predecessors were composed principally of partnerships.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UNIVERSAL

     The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this document.

OVERVIEW

     Universal is a provider of specialized marketing services to corporate clients, with a focus on sports-related affinity groups. Universal produces and manages grass roots participatory sporting events and provides professional marketing and other management services to university athletic departments, athletic conferences and high school associations, among others. Through these activities, Universal provides targeted marketing opportunities to corporations seeking to supplement their sales and marketing activities. Universal identifies high-value consumer segments with attractive demographic characteristics, and designs and implements marketing programs and sports-based events to reach these specific affinity groups. Universal's corporate clients are primarily large corporations with significant sales and marketing budgets that are facing competitive pressures to retain or expand market share.

     When used in this section, "fiscal 1998" means the fiscal year ended June 30, 1998, "fiscal 1997" means the fiscal year ended June 30, 1997 and "fiscal 1996" means the fiscal year ended June 30, 1996.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1999 COMPARED TO NINE MONTHS ENDED MARCH 31, 1998

     Net revenues increased $9.6 million, or 19.5%, to $58.7 million for the nine months ended March 31, 1999 as compared to $49.1 million for the comparable period in the prior year. This increase resulted from a $6.9 million increase in revenues from Universal's growth in collegiate and high school marketing programs. The remaining revenue growth was the result of increased sponsorship revenue at existing events and higher participant entry fees and merchandising, food and beverage sales.

     Cost of revenues increased $7.8 million, or 22.8%, to $41.9 million for the nine months ended March 31, 1999 from $34.1 million for the comparable period in the prior fiscal year. This increase resulted from additional costs incurred to support additional sports marketing activities at the collegiate and high school level, along with additional production costs associated with new events and sponsors. In addition, these costs of revenues included higher guaranteed rights fees and profit splits under Universal's marketing agreements.

     Selling, general and administrative expenses increased $3.7 million, or 29.8%, to $16.1 million for the nine months ended March 31, 1999 from $12.4 million for the comparable period in the prior fiscal year. As a percentage of net revenues, selling, general and administrative expenses increased to 27.4% for the nine months ended March 31, 1999 from 25.3% for the comparable period in the prior fiscal year. This increase reflected planned increases in selling, general and administrative cost, including a $1.3 million increase in salaries to increase sales and marketing efforts along with resources required to support Universal's higher sponsorship base.

     Interest expense was $0.5 million for the nine months ended March 31, 1999 as compared to $0.4 million for the comparable period in the prior fiscal year. This change was primarily the result of increased borrowings against Universal's revolving line of credit.

     The provision for income taxes for the nine months ended March 31, 1999 was $21.7 million resulting in an effective tax rate of 35.0% compared to $0.9 million and an effective tax rate of 38.0% for the comparable period in the prior fiscal year. This was primarily the result of tax on the gain of $61.5 million from the sale of marketable securities.

FISCAL 1998 COMPARED TO FISCAL 1997

     Net revenues increased $10.0 million, or 19.0%, to $62.9 million in fiscal 1998 from $52.9 million in fiscal 1997. The increase resulted from additional sponsorship revenues from new events and sponsors, increased sponsorship revenues at existing events, and higher participant entry fees at existing grass roots sporting events.

     Cost of revenues increased $3.4 million, or 9.5%, to $38.5 million in fiscal 1998 from $35.1 million in fiscal 1997. As a percentage of net revenues, cost of revenues decreased to 61.2% in fiscal 1998 from 66.6% in fiscal 1997. The increase in cost of revenues was primarily the result of higher guaranteed rights fees and profit splits under Universal's marketing agreements along with additional production expenses related to new events and sponsors.

     Selling, general and administrative expenses increased $4.4 million, or 28.2%, to $19.7 million in fiscal 1998 from $15.3 million in fiscal 1997. The primary reason for the increase was employment costs which accounted for $2.5 million of the increase. Another $0.3 million of the increase represented costs associated with the consolidation of a subsidiary in fiscal 1998, that was not consolidated in fiscal 1997, because of a change in ownership requiring consolidation. The remaining increase of $1.6 million related to an increase in the number of new projects or grass roots participatory events which yield incremental growth in selling, general and administrative expenses commensurate with revenue growth. As a percentage of net revenues, selling, general and administrative expenses increased to 31.2% in fiscal 1998 from 29.0% in fiscal 1997.

     Interest expense increased $0.4 million to $0.6 million in fiscal 1998 as compared to $0.2 million in fiscal 1997. This increase was due to increased borrowings by Universal under its revolving line of credit. Other expense of $0.4 million in fiscal 1998 was a result of Universal's decision to write off deferred costs relating to Universal's proposed public offering which was not completed.

     The provision for income taxes in fiscal 1998 was $1.6 million resulting in an effective tax rate of 39.1% compared to $0.9 million and an effective tax rate of 35.5% in fiscal 1997. The effective tax rate in fiscal 1997 was favorably affected by the adjustment in the amount of deferred taxes in such year.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net revenues increased $15.8 million, or 42.6%, to $52.9 million in fiscal 1997 from $37.1 million in fiscal 1996. Most of the increase resulted from additional sponsorship revenues from new sponsors, increased revenues from existing sponsors and the inclusion of a full year of sponsorship revenues from USA Collegiate, which was acquired in fiscal 1996. The remainder of the increase was attributable to higher participant entry fees, reflecting greater participation in Universal's grass roots sporting events, and higher revenues as a result of additional management fees from more events and increased merchandise sales in fiscal 1997.

     Cost of revenues increased $10.8 million, or 44.2%, to $35.2 million in fiscal 1997 from $24.4 million in fiscal 1996. As a percentage of net revenues, cost of revenues increased to 66.6% in fiscal 1997 from 65.8% in fiscal 1996, as a result of additional direct expenses associated with the production of grass roots sporting events and costs incurred under Universal's contracts with colleges. In general, collegiate contracts have higher levels of cost of revenues as a percentage of revenues than grass roots sporting events, primarily as a result of the inclusion of rights fees. Consequently, the fiscal 1997 increase in cost of revenues, in both dollar and percentage terms, largely reflected a full year of USA Collegiate operations, as compared to only nine months of USA Collegiate operations in fiscal 1996.

     Selling, general and administrative expenses increased $4.3 million, or 39.3%, to $15.3 million in fiscal 1997 from $11.0 million in fiscal 1996. This increase was largely attributable to a full year of administrative costs associated with USA Collegiate. As a percentage of net revenues, selling, general and administrative expenses decreased to 29.0% in fiscal 1997 from 29.7% in fiscal 1996. In general, collegiate contracts have lower levels of selling, general and administrative expenses than grass roots sporting events.

     Equity in earnings of affiliates decreased $0.2 million to $0.1 million in fiscal 1997 as compared to $0.3 million in fiscal 1996. The decrease reflected a reduction in equity earnings from Street Hoops International.

     The provision for income taxes increased $0.2 million to $0.9 million in fiscal 1997 from $0.7 million in fiscal 1996. Universal's effective tax rates were 35.5% and 34.2% in fiscal 1997 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

     Net cash provided by operations for the nine months ended March 31, 1999 was $47.4 million. The cash provided by operating activities during this period primarily resulted from income from operations, a gain on the sale of marketable securities of $61.5 million, and an increase of accounts payable of $29.9 million offset by a $20.8 million increase in accounts receivable, and a $2.1 million increase in prepaid expenses. The increase in accounts payable is a result of normal seasonal fluctuations and an income tax payable of $21.3 million resulting from the gain on the sale of marketable securities. The increase in accounts receivable reflects normal seasonal fluctuations and an $8.0 million note receivable from an affiliated party, which note is due to Universal on demand.

     Net cash used in investing activities for the nine months ended March 31, 1999 was $0.3 million, reflecting normal capital expenditures for purchases of property and equipment.

     Net cash used in financing activities for the nine months ended March 31, 1999 was $7.3 million as a result of payments against Universal's line of credit.

     As of March 31, 1999, Universal had repaid all borrowings on its revolving line of credit agreement.

     Net cash used in operations during fiscal 1998 was $2.8 million compared to $1.7 million in fiscal 1997. The increase in cash used in operating activities in fiscal 1998 primarily resulted from a $6.0 million increase in accounts receivable, a $2.0 million increase in prepaid expenses and a $1.4 million decrease in deferred revenue, partially offset by a $3.1 million increase in accounts payable and accrued expenses and income from operations.

     Net cash used in investing activities during fiscal 1998 was $0.5 million compared to $1.2 million in fiscal 1997. The decrease in cash used in investing activities in fiscal 1998 and fiscal 1997 was the result of a decrease in purchases of property and equipment (primarily computer support systems in fiscal 1997).

     Net cash provided by financing activities during fiscal 1998 was $4.1 million compared to $2.4 million in fiscal 1997. The net cash provided by financing activities in fiscal 1998 and fiscal 1997 was the result of borrowings of long-term debt.

     Universal expects to meet its future financial obligations by utilizing its cash on hand, together with cash provided by operations. If the merger with Bull Run is not consummated, Universal believes these funds will be sufficient to funds its working capital and capital spending requirements for at least the next 12 months.

YEAR 2000 COMPLIANCE

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Universal completed an assessment of its computer and other systems and equipment and determined that it would have to modify or replace portions of its hardware and software so that those systems would function properly with respect to dates beyond December 31, 1999. A significant portion of our software systems have been upgraded to become Year 2000 compliant. Several remaining systems primarily associated with Universal's contract management and event systems are currently being evaluated with specific plans to modify such systems to become Year 2000 compliant. Current plans call for the modification of those systems no later than July 1, 1999. Universal believes with modification to the existing software and conversion to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

     Universal intends to make inquiries of its important suppliers and subcontractors that do not share information systems with Universal (external agents) as to their Year 2000 compliance. Universal expects to complete these inquiries by September 30, 1999. Universal expects to receive assurances from those external agents that their major systems impacting Universal will be Year 2000 compliant. Because of the service nature of Universal's business and the fact that Universal's revenues are not dependent upon the receipt and sale of inventory, Universal does not believe that the failure of a significant number of its external agents to be Year 2000 compliant would materially impact Universal's results of operations, liquidity or capital resources. Therefore, management has not developed a contingency plan and does not believe such a plan is necessary.

     Universal will use both internal and external resources to reprogram, replace, test and implement the software and hardware equipment for the Year 2000 modification. The total cost of Universal's Year 2000 project is not expected to exceed $200,000. This cost will be funded through operating cash flows. To date, Universal has incurred approximately $30,000, the majority of which has been capitalized as part of the software modifications.

     Universal plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of necessary resources, and other factors. Estimates on the status of completion and the expected completion dates are based on costs incurred to date compared to total expected cost. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

INTEREST RATE RISK

     Universal maintains a portion of its cash and cash equivalents in short-term financial instruments which are subject to interest rate risks and, accordingly, will decline in value if interest rates decline. Due to the relatively small investment in such instruments and the short duration of such instruments, fluctuations in the interest rates with respect to such investments would not materially affect Universal's financial condition.

     Universal's outstanding debt bears interest at variable rates and accordingly, will be affected by interest rate changes.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma combined condensed financial statements give effect to the merger and related financing by and among Bull Run, BR Holding, Capital, Host and Universal as if such transactions had occurred as of January 1, 1998 with respect to the statement of operations for the year ended December 31, 1998, as if such transactions had occurred as of January 1, 1999 with respect to the statement of operations for the three months ended March 31, 1999, and as of March 31, 1999 with respect to the balance sheet data as of such date.

     The unaudited pro forma financial data reflect a purchase price of $128,866,000, of which $72,858,000 is payable in cash, $45,308,000 is payable in the form of BR Holding common stock (11,327,000 shares at an estimated value of $4.00 per share), $9,500,000 represents the value of BR Holding stock options to be issued in exchange for Host and Universal stock options, and $1,200,000 represents estimated expenses of the mergers.

     The mergers are reflected using the purchase method of accounting for business combinations. The pro forma financial information is provided for comparative purposes only and does not purport to be indicative of the results that actually would have been obtained if the events set forth above had been effected on the dates indicated or of those results that may be obtained in the future. The pro forma financial statements are based on preliminary estimates of values and transaction costs. The actual recording of the transactions will be based on final appraisals, values and transaction costs. Accordingly, the actual recording of the transactions can be expected to differ from these pro forma financial statements. If the mergers are completed, it is anticipated that BR Holding will adopt a fiscal year end of June 30.

     The historical statements of operations of Capital, Host and Universal for the year ended December 31, 1998 include the financial results for Capital, Host and Universal for the fiscal year ended June 30, 1998 with the addition of their financial results for the six months ended December 31, 1998 and the deduction of their financial results for the six months ended December 31, 1997.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS
                                 MARCH 31, 1999
                                 (IN THOUSANDS)

                                     BULL RUN   CAPITAL     HOST     UNIVERSAL   ADJUSTMENT     PRO FORMA
                                     --------   -------    -------   ---------   ----------     ---------
                                                 ASSETS
Cash and cash equivalents..........  $    103   $          $    45    $41,371     $(35,528)(c)  $  5,991
Accounts and notes receivable......     5,268               19,401     34,231       (8,877)(a)    50,023
Inventories........................     5,457                                                      5,457
Prepaid project costs and
  expenses.........................                          1,511      9,480                     10,991
Other current assets...............       180       162        109        517                        968
                                     --------   -------    -------    -------     --------      --------
  Total current assets.............    11,008       162     21,066     85,599      (44,405)       73,430

Property and equipment, net........     2,598                5,269      1,321                      9,188
Investments in affiliated
  companies........................    84,254    10,336     26,111        640      (13,368)(c)
                                                                                   (33,393)(c)    74,580
Contract investment................                                     5,267       (5,267)(c)
Goodwill...........................     7,501                1,537      3,099       (3,099)(c)
                                                                                    91,190(c)    100,228
Other assets.......................       384                2,242        230                      2,856
                                     --------   -------    -------    -------     --------      --------
  Total assets.....................  $105,745   $10,498    $56,225    $96,156     $ (8,342)     $260,282
                                     ========   =======    =======    =======     ========      ========

                                  LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current portion
  of long-term debt................  $ 14,000   $          $ 9,465    $           $ (8,000)(a)
                                                                                   (14,585)(e)  $    880
Accounts payable...................     2,772                1,111      3,441         (552)(a)     6,772
Deferred income taxes..............                                     2,619                      2,619
Deferred income....................                          5,613        812                      6,425
Accrued income taxes...............                                    21,301                     21,301
Accrued and other current
  liabilities......................     1,912       334      9,260     14,562         (325)(a)
                                                                                     1,200(c)     26,943
                                     --------   -------    -------    -------     --------      --------
  Total current liabilities........    18,684       334     25,449     42,735      (22,262)       64,940
Long-term debt.....................    53,377                2,069                  51,915(e)    107,361
Deferred income taxes..............     4,892     1,608      8,967      1,509      (10,359)(c)
                                                                                    (2,236)(c)     4,381
Convertible preferred stock........                          5,598      4,900      (10,498)(c)
Stockholders' equity, other........    28,792     8,556     14,142     47,012       45,308(c)
                                                                                     9,500(c)
                                                                                   (69,710)(c)    83,600
                                     --------   -------    -------    -------     --------      --------
  Total liabilities and
    stockholders' equity...........  $105,745   $10,498    $56,225     96,156     $ (8,342)     $260,282
                                     ========   =======    =======    =======     ========      ========

See accompanying notes to unaudited pro forma combined condensed financial statements.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                            BULL RUN   CAPITAL    HOST     UNIVERSAL   ADJUSTMENT     PRO FORMA
                            --------   -------   -------   ---------   ----------     ---------
Net revenues..............  $31,466    $         $48,347    $68,929     $(4,639)(a)   $144,103
Cost of revenues..........   22,103               30,728     43,957      (4,639)(a)     92,149
                            -------              -------    -------     -------       --------
     Gross profit.........    9,363               17,619     24,972          --         51,954
                            -------              -------    -------     -------       --------
Operating expenses:
  Research and
     development..........    2,323                                                      2,323
  Selling, general and
     administrative.......    5,538        35     16,136     21,133      (2,656)(f)     40,186
  Depreciation and
     amortization.........      732                1,226      1,046        (403)(b)
                                                                          4,535(d)       7,136
                            -------    ------    -------    -------     -------       --------
                              8,593        35     17,362     22,179       1,476         49,645
                            -------    ------    -------    -------     -------       --------
     Operating income.....      770       (35)       257      2,793      (1,476)         2,309
Other income (expense):
  Equity in earnings
     (losses) of
     affiliated
     companies............    6,734       752        269        113      (1,039)(b)
                                                                           (371)(d)      6,458
  Gain (loss) on sale of
     assets, net..........     (128)               2,783                                 2,655
  Interest and dividend
     income...............    1,085       300                              (300)(b)      1,085
  Interest expense........   (4,247)                (791)      (742)     (2,986)(e)     (8,766)
  Other expense...........                            44       (412)                      (368)
                            -------    ------    -------    -------     -------       --------
     Income before income
       taxes..............    4,214     1,017      2,562      1,752      (6,173)         3,372
Income tax provision......    1,854       268      1,234        768        (780)(g)      3,344
                            -------    ------    -------    -------     -------       --------
     Net income...........  $ 2,360    $  749    $ 1,328    $   984     $(5,392)      $     29
                            =======    ======    =======    =======     =======       ========
Earnings per share:
  Basic...................  $  0.11    $7,490    $  1.43    $599.82                   $   0.00
  Diluted.................  $  0.10    $7,490    $  1.28    $461.86                   $   0.00
Weighted average shares
  outstanding:
  Basic...................   22,189        .1        927        1.6      11,327(h)      33,516
  Diluted.................   23,182        .1      1,035        2.1      13,627(h)      36,809

See accompanying notes to unaudited pro forma combined condensed financial statements.

         UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                BULL RUN   CAPITAL    HOST     UNIVERSAL   ADJUSTMENT     PRO FORMA
                                --------   -------   -------   ---------   ----------     ---------
Net revenues..................  $ 7,728    $         $22,816    $16,322     $   (788)(a)   $46,078
Cost of revenues..............    5,375               16,669     11,599         (788)(a)    32,855
                                -------              -------    -------     --------       -------
    Gross profit..............    2,353                6,147      4,723                     13,223
                                -------    -------   -------    -------     --------       -------
Operating expenses:
  Research and development....      706                                                        706
  Selling, general and
    administrative............    1,573                4,662      6,379                     12,614
  Depreciation and
    amortization..............      201                  294        282         (101)(b)
                                                                               1,140(d)      1,816
                                -------    -------   -------    -------     --------       -------
                                  2,480                4,956      6,661        1,039        15,136
                                -------    -------   -------    -------     --------       -------
    Operating income (loss)...     (127)               1,191     (1,938)      (1,039)       (1,913)
Other income (expense):
  Equity in earnings (losses)
    of affiliated companies...     (470)     3,200    13,599         42      (17,156)(b)
                                                                                 326(d)       (459)
  Gain on sale of marketable
    securities................                                   61,471                     61,471
  Interest and dividend
    income....................      226        225                               (75)(b)       376
  Interest expense............   (1,205)                (203)       351         (747)(e)    (1,804)
  Other income (expense)......       (2)                  37        (38)                        (3)
                                -------    -------   -------    -------     --------       -------
    Income (loss) before
      income taxes............   (1,578)     3,425    14,624     59,888      (18,690)       57,669
Income tax provision
  (benefit)...................     (521)     1,115     6,102     21,461       (6,725)(g)    21,432
                                -------    -------   -------    -------     --------       -------
    Net income (loss).........  $(1,057)   $ 2,310   $ 8,522    $38,427     $(11,965)      $36,237
                                =======    =======   =======    =======     ========       =======
Earnings (loss) per share:
  Basic.......................  $ (0.05)   $23,100   $  9.19    $23,424                    $  1.08
  Diluted.....................  $ (0.05)   $23,100   $  7.11    $18,037                    $  0.98
Weighted average shares
  outstanding:
  Basic.......................   22,264        0.1       928        1.6       11,327(h)     33,591
  Diluted.....................   23,232        0.1     1,198        2.1       13,627(h)     36,859

See accompanying notes to unaudited pro forma combined condensed financial statements.

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                         CONDENSED FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

PRO FORMA ADJUSTMENTS

     (a) Adjusted to eliminate certain intercompany transactions and balances as follows:

          (1) revenues and costs of revenues of $4,639 for the year ended December 31, 1998 and $788 for the three months ended March 31, 1999;

          (2) accounts receivable of $877, accounts payable of $552 and accrued expenses of $325 as of March 31, 1999 in connection with services provided by Host to Universal, and services provided by Universal to Host; and

          (3) notes receivable and notes payable of $8,000 as of March 31, 1999 in connection with a loan by Universal to Host following Universal's receipt of proceeds on the sale of its investment in broadcast.com in January 1999.

     (b) Adjusted to eliminate the following income and expenses pertaining to Capital's, Host's and Universal's investments in other members of the combined group:

          (1) Capital's equity in the earnings of Host and Host's equity in the earnings of Universal of $1,039 for the year ended December 31, 1998 and $17,156 for the three months ended March 31, 1999;

          (2) Capital's dividend income on its investment in Host preferred stock of $300 for the year ended December 31, 1998 and $75 for the three months ended March 31, 1999; and

          (3) Amortization of Universal's contract investment and goodwill associated with its purchase of certain Host operations in 1996 of $403 for the year ended December 31, 1998 and $101 for the three months ended March 31, 1999.

     (c) Adjusted to account for Bull Run's acquisition of Capital, Host and Universal under the purchase method of accounting, as follows:

Purchase price payable in cash, including $35,528 at March
  31, 1999 representing the portion of the proceeds on
  Universal's sale of its investment in broadcast.com;
  remainder of the purchase price will be paid with
  borrowings of $37,330 in connection with a new credit
  facility as discussed in (e) below........................  $ 72,858
Purchase price payable in common stock; 11,327 shares
  assumed to be issued at an estimated value of $4.00 per
  share.....................................................    45,308
Estimated fair value of options for the purchase of shares
  of BR Holding common stock for the Host and Universal
  stock options to be assumed in the merger; estimated fair
  value is determined using the Black-Scholes option pricing
  model.....................................................     9,500
Estimated expenses of the merger............................     1,200
Carrying value at March 31, 1999 for Bull Run's investments
  in Capital, Host and Universal............................    13,368
                                                              --------
Total cost of Capital, Host and Universal...................   142,234
Net assets of Capital, Host and Universal at March 31,
1999........................................................   (69,710)
Host's and Universal's convertible preferred stock..........   (10,498)
Capital's investment in Host and Host's investment in
  Capital of $33,393, and deferred income taxes associated
  with such investment of $10,359...........................    23,034

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

Universal's contract investment of $5,267 and goodwill of
  $3,099 associated with the purchase of Host operations in
  1996 and $2,236 of deferred taxes attributable to such
  amounts...................................................     6,130
                                                              --------
Excess of cost over net assets acquired, recognized as
goodwill....................................................  $ 91,190
                                                              ========

     The calculation of the estimated fair value of options to purchase shares of BR Holding common stock to be exchanged for Host and Universal stock options assumes a risk-free interest rate ranging from 4.74% to 5.64%, a dividend yield of 0.0%, a volatility factor of .407 and a weighted average expected life for the options of two years. The options will be exchanged in accordance with the terms set forth in "Treatment of Stock Options and Benefit Plans" on page 27. The aggregate value attributable to the Host class A options, Host class B options, Universal class A options and Universal class B options is approximately $7,400, $1,140, $790 and $170, respectively.

     Assuming the Host and Universal stock options will be exchanged for options to purchase BR Holding common stock based on a per share value of $4.00 for Bull Run common stock, the following table summarizes the terms of the options to be issued in the mergers:

NUMBER OF OPTIONS   EXERCISE PRICE   EXPIRATION DATE
-----------------   --------------   ---------------
    1,513,901           $ .344        12/99 - 6/08
      486,449           $ .687         9/04 - 6/08
      345,515           $ .687                1/09
       90,925           $1.237                9/04
      402,000           $2.388                1/04
       18,185           $2.420                9/04
      301,500           $4.060                1/06

     (d) Adjusted to eliminate the following income and expenses pertaining to Bull Run's investments in other members of the combined group:

          (1) elimination of Bull Run's equity in the earnings (losses) of Capital and Host of $371 for the year ended December 31, 1998 and $(326) for the three months ended March 31, 1999; and

          (2) amortization of $4,535 for the year ended December 31, 1998 and $1,140 for the three months ended March 31, 1999 for Bull Run's goodwill attributable to this merger over a 20-year period.

     (e) Adjusted to give effect to Bull Run's proposed new credit facility, as follows:

          (1) increase of $37,330 in long term debt to reflect borrowing necessary to fund cash consideration payable in connection with the mergers and $12,465 to reflect anticipated refinancing of existing debt arrangements as of March 31, 1999; and

          (2) increase of interest expense by $2,986 for the year ended December 31, 1998 and $747 for the three months ended March 31, 1999 at an estimated 8% annual rate, based on the terms of Bull Run's proposed new credit agreement and variable rates in effect during 1998. The new credit agreement will add approximately $38,600 in new indebtedness, and refinance approximately $80,000 in existing indebtedness of Bull Run and Host. Although no new credit agreement has yet been executed, the new credit agreement is expected to provide for total borrowings of up to $137,000 under three facilities and an interest rate based on LIBOR plus an applicable margin. A 1% increase in the assumed interest rate would increase pro forma interest expense, and

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     decrease pro forma income before income taxes by $373 for the year ended December 31, 1998, and by $93 for the three months ended March 31, 1999.

     (f) Adjusted to eliminate Host's compensation expense of $2,656 for the year ended December 31, 1998 associated with nonqualified stock options issued during the period, all of which will be exchanged for options to purchase BR Holding common stock on the effective date of the merger. No such compensation expense was incurred in the quarter ended March 31, 1999.

     (g) Adjusted to recognize the tax effect of the pro forma adjustments.


     (h) The calculation of pro forma basic earnings per share assumes that 11,327 shares will be issued in the merger. Diluted earnings per share adjust such amount for the dilutive effect of stock options to be assumed in the merger. Basic and diluted pro forma earnings per share for the year ended December 31, 1998 would have been $.00, whether the per share value is $4.00 (the minimum market value which the merger agreement provides may be used to determine the shares issuable in the mergers) or whether the per share value is $5.00 (the maximum market value which the merger agreement provides may be used to determine the shares issuable in the mergers.) Basic pro forma earnings per share for the three months ended March 31, 1999 would have been $1.08, if the per share value was $5.00 instead of $4.00. Diluted pro forma earnings per share for the three months ended March 31, 1999 would have been $1.00, if the per share value was $5.00, instead of $4.00.



     A reconciliation between the number of shares used in the computation of basic pro forma earnings per share and diluted pro forma earnings per share follows:



                                                          THREE MONTHS       YEAR ENDED
                                                         ENDED MARCH 31,    DECEMBER 31,
                                                              1999              1998
                                                         ---------------    ------------
Weighted average number of common shares outstanding
  for basic earnings per share.........................      33,591            33,516
Effect of dilutive employee stock options..............       3,268             3,293
                                                             ------            ------
Adjusted weighted average number of common shares and
  assumed conversions for diluted earnings per share...      36,859            36,809
                                                             ======            ======

                     NOTES TO UNAUDITED PRO FORMA COMBINED
                 CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     (i) A reconciliation of historical results for the year ended December 31, 1998 to audited financial statements for the year ended June 30, 1998 appearing elsewhere in this proxy statement/prospectus is set forth below:

                                                         ADD:         DEDUCT:
                                                      SIX MONTHS     SIX MONTHS
                                        YEAR ENDED      ENDED          ENDED        YEAR ENDED
                                         JUNE 30,    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                           1998          1998           1997           1998
                                        ----------   ------------   ------------   ------------
Capital Sports Properties, Inc.:
  Dividend income.....................   $   300       $   150        $   150        $   300
  Equity in earnings (losses) of Host
     Communications, Inc..............       869          (455)          (338)           752
  Net income (loss)...................       839          (169)           (79)           749
Host Communications, Inc.:
  Net revenue.........................   $46,337       $19,651        $17,641        $48,347
  Operating income....................     1,563        (2,289)          (983)           257
  Net income (loss)...................     2,108        (1,602)          (822)         1,328
Universal Sports America, Inc.:
  Net revenue.........................   $62,939       $42,381        $36,391        $68,929
  Operating income....................     4,738         1,034          2,979          2,793
  Net income (loss)...................     2,438           317          1,771            984

                              BUSINESS OF BULL RUN

GENERAL

     Bull Run, a Georgia corporation, was originally incorporated in 1983 under the laws of the State of Washington.

     In November 1994, Bull Run acquired by merger Datasouth Computer Corporation. Datasouth, located in Charlotte, North Carolina, designs, manufactures and markets heavy-duty dot matrix and thermal printers for vertical markets including transportation, distribution, manufacturing and health care. Datasouth sells its products worldwide through distributors and value-added resellers, and directly to large volume major accounts. Since the merger, Datasouth has operated as a wholly-owned subsidiary of Bull Run.

     Bull Run, through Datasouth, owns approximately 17% of the total outstanding common stock or 28% of the voting interest of Gray Communications Systems, Inc. as of December 31, 1998. Bull Run also owns shares of series A and series B preferred stock of Gray and warrants to purchase additional shares of Gray's common stock. Parties affiliated with Bull Run, including officers and directors of Bull Run and companies of which they are principal stockholders and/or executive officers, owned approximately an additional 14% of Gray's common stock or 22% of the voting interest in Gray as of December 31, 1998.

     Gray is a communications company headquartered in Atlanta, Georgia which currently operates:

     - three NBC-affiliated television stations -- WEAU-TV in Eau Claire-La Crosse, Wisconsin, which was acquired during 1998; WJHG-TV in Panama City, Florida; and WITN-TV, in the Greenville-Washington-New Bern, North Carolina market;

     - seven CBS-affiliated television stations -- WCTV-TV in Tallahassee, Florida; WVLT-TV in Knoxville, Tennessee; WKYT-TV in Lexington, Kentucky; WYMT-TV in Hazard, Kentucky; WRDW-TV in Augusta, Georgia; and two stations acquired during 1998, KOLN-TV in Lincoln, Nebraska and KGIN-TV in Grand Island, Nebraska;

     - four daily newspapers, The Albany Herald in Albany, Georgia; The Rockdale Citizen in Conyers, Georgia; The Gwinnett Daily Post in Lawrenceville, Georgia; and The Goshen News in Goshen, Indiana, acquired in March 1999;

     - an advertising weekly shopper in southwest Georgia;

     - Lynqx Communications, a satellite transmission and production services business based in the southeastern United States; and

     - PortaPhone Paging, a communications and paging business in the Southeast. During 1998, Gray disposed of its NBC-affiliated television station in Albany, Georgia, fulfilling a Federal Communications Commission divestiture order in March 1997 following Gray's acquisition of WCTV-TV. J. Mack Robinson, Bull Run's chairman of the board, Hilton H. Howell, Jr., Bull Run's vice president, secretary and a director, and Mr. Prather are members of Gray's board of directors. Mr. Robinson is president and the chief executive officer of Gray, and Mr. Prather is executive vice president of Gray.

     In November 1997, Bull Run entered into an Investment Purchase Agreement with Rawlings Sporting Goods Company, Inc. Pursuant to this agreement, Bull Run acquired warrants to purchase 925,804 shares of Rawlings' common stock, and has the right, under certain circumstances, to purchase additional warrants. The warrants have a four year term and an exercise price of $12.00 per share, but are exercisable only if Rawlings' common stock closes at or above $16.50 for 20 consecutive trading days during the four year term. In addition, under the terms of the agreement, Bull Run purchased approximately 10% of the outstanding shares of Rawlings' common stock in the open market from November 1997 through January 1998. Simultaneously with the execution of the Investment Purchase Agreement, Rawlings and Host entered into a five year strategic marketing alliance, under which Host and Rawlings will jointly market and sell Rawlings' products primarily through corporate promotions, local events and international programs. Bull Run and Rawlings are parties to a standstill agreement, which restricts Bull Run from acquiring additional shares of Rawlings' common stock or participating in corporate events relating to Bull Run, including proxy contests and tender offers, subject to specified exceptions. Rawlings, headquartered near St. Louis, Missouri is a supplier of team sports equipment in North America, and operates eight manufacturing facilities throughout the United States, Canada and Latin America, as well as distribution centers in the United States and Canada.

     In August 1998, Bull Run acquired series C preferred stock of Total Sports, Inc. On January 15, 1999, Bull Run purchased additional shares of Total Sports, Inc. series C1 preferred stock, increasing its investment in Total Sports to approximately 9% of Total Sports' total outstanding capital stock. The shares, like the shares of Total Sports' series C preferred stock acquired by Bull Run in August 1998, are convertible into Total Sports' common stock. Bull Run will acquire Host's investment in approximately an additional 8% of Total Sports' total outstanding capital stock in connection with Bull Run's merger with Host. Based in Raleigh, North Carolina, Total Sports is a sports content Internet company, which owns and adds daily to its proprietary sports content on its web site; powers America Online's Internet portal destination for sports news; publishes, among other print and electronic publications, "Total Baseball," Total Football" and "Total Hockey," the official encyclopedias of Major League Baseball, the National Football League and the National Hockey League, respectively; and, in partnership with Associated Press, publishes the sports section of the "Wall Street Journal Interactive Edition." In conjunction with Host and the NCAA, Total Sports "TotalCasts" (real-time event coverage) on the Internet many college sporting events including the "Final Four" college basketball championship tournament, in addition to its TotalCast coverage of Major League Baseball games.


     Bull Run also owns, directly and indirectly, approximately 32.5% of the outstanding common stock and approximately 51.5% of the outstanding preferred stock of Host. Based in Lexington, Kentucky, Host is a well established sports marketing and association management company and is the primary marketer for the National Collegiate Athletic Association and has significant printing, publishing, broadcast and Internet operating divisions. See "Business of Host" on page 85 for more detailed information concerning Host.



     Bull Run also owns approximately 3% of the outstanding capital stock of Universal. Based in Dallas, Texas, Universal is a sports marketing company that specializes in developing integrated marketing programs and events on the professional, collegiate and high school level. See "Business of Universal" on page 88 for more detailed information concerning Universal.


     In January 1999, Bull Run acquired approximately 34% of the outstanding common stock of Sarkes Tarzian, Inc., which owns and operates two television stations and four radio stations: WRCB-TV in Chattanooga, Tennessee, an NBC affiliate; KTVN-TV in Reno, Nevada, a CBS affiliate; WGCL-AM and WTTS-FM in Bloomington, Indiana; and WAJI-FM and WLDE-FM in Fort Wayne, Indiana. In March 1999, Bull Run executed an

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option agreement with Gray, whereby Gray was granted an option to purchase Bull
Run's investment in Sarkes Tarzian for an amount equal to Bull Run's purchase price for the Sarkes Tarzian investment, plus related costs. In connection with the option agreement, Gray granted to Bull Run warrants to purchase additional shares of Gray's class B common stock.

     As of December 31, 1998, Datasouth represented approximately 22% of Bull Run's total assets; investments in Host, Capital and Universal, collectively, represented approximately 14% of Bull Run's total assets; investments in Gray represented approximately 49% of Bull Run's total assets; investments in Rawlings represented approximately 12% of Bull Run's total assets; and the investment in Total Sports represented approximately 3% of Bull Run's total assets.

PRINCIPAL PRODUCTS AND MARKETS

     Bull Run, through Datasouth, designs, manufactures and markets heavy-duty dot matrix and thermal printers for industrial applications, generally selling under the "Datasouth" name. It has historically targeted the heavy-duty, multipart forms segment of the serial matrix impact printer market in industries such as transportation/travel, healthcare and manufacturing/distribution. Recently, Bull Run has been involved in the industrial thermal printer market through the development and acquisition of Automated Ticket/Boarding Pass version 2 printers for the travel industry, as well as through the acquisition of portable and desktop thermal barcode label printer product lines. The printer business is not seasonal to any significant degree. However, short term revenue trends fluctuate due to variable ordering patterns of large customers.

     Bull Run's impact printers compete in the medium and high speed (i.e., 300 to 600 characters per second) serial impact dot matrix printer markets. Datasouth's dot matrix products distinguish themselves from many lower priced printers in their ability to print forms and reports as thick as nine parts and to withstand rugged duty cycles. These printers are used primarily for forms such as invoices, purchase orders, bills of lading, customs documents, insurance documents, travel documents and patient admission forms. Datasouth currently manufactures two dot matrix product families: Documax and the XL line. A third line, Performax, was discontinued in 1997. Documax, a heavy-duty dot matrix printer designed to provide maximum forms printing capabilities in a minimum amount of space, is a narrow carriage printer intended for printing on demand industry specific documents such as hotel bills, patient admissions/discharge forms, airline tickets, packing slips and invoices. A multipath printer for multipart forms, Documax offers a dual-tractor feature which allows the operator to switch automatically from one form to another. The original Documax versions print at speeds up to 333 characters per second and generate bar codes, OCR and industrial graphics as well. Bull Run also has a 600 cps version of Documax. "Documax" is a registered trademark of Datasouth. The XL line is a family of medium speed wide carriage serial impact dot matrix printers which operate at speeds ranging from 300 to 400 characters per second.

     Bull Run also has provided a line of portable and desktop thermal printers for several years, including the 4-inch wide portable "FreeLiner", and desktop version "FreeLiner DT", both of which take advantage of "liner-free" label adaptations. "Liner-free" labels have no silicone coated liner, offering several advantages over conventional liner-backed labels, including more printable labels per roll, superior print image and durability, and elimination of label liner waste, resulting in lower cost of use and greater efficiency. Bull Run has filed a trademark application for "FreeLiner." In January 1998, Datasouth

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

acquired the CodeWriter product line of direct thermal and thermal transfer desktop and portable bar code label printers. CodeWriter's product line includes the 4500 Series of 4.25" print width desktop thermal/thermal transfer barcode printers and a 4.1" print width portable thermal/thermal transfer barcode printer. "CodeWriter" is a registered trademark of Bull Run.

     Bull Run was awarded a contract by The Sabre Group, Inc. in February 1997 to develop and manufacture a new Automated Ticket/Boarding Pass airline ticket printer. In December 1997, Bull Run began shipping to The Sabre Group, Inc. the resulting product, "Journey", for which Bull Run has filed a trademark application. This printer, which uses direct thermal printing technology, was designed to be compact, easy to use and durable with features such as an easily accessible jam-free paper path and a simpler method to load ticket stock. During the second quarter of 1999, Bull Run plans to introduce the "Journey II" version of the printer which adds features such as a second bin for invoice and receipt printing. In September 1998, Bull Run purchased marketing rights for the Sigma-Data 7200 high speed Automated Ticket/Boarding Pass printer. The SD7200 product line prints up to 24 coupons per minute and allows for either direct thermal or thermal transfer printing.

COMPETITION

     The computer printer industry is very competitive and some of Bull Run's competitors have greater financial and other resources. As the printer market continues to segment by speed, application and technology, Bull Run believes its dot matrix products to be competitive in the medium and high speed serial impact dot matrix printer markets for applications requiring high performance output of text, graphics and bar codes, and believes its thermal printer products to be competitive in the portable and desktop thermal printer markets and in the airline ticket printer market. Bull Run believes that its products do not generally compete in "mass market" dot matrix and thermal printer applications. Bull Run's products are intended for use in industrial markets often avoided by large Japanese and domestic printer manufacturers, which may not deem these markets large enough to pursue.

MANUFACTURING AND QUALITY CONTROL

     Bull Run believes that its printer manufacturing capabilities provide a strategic advantage over most competitors. Focusing on customer response time and high quality customer service, Bull Run's goal is to provide quick, on-time product delivery while maintaining low finished goods inventories. Product configurations are scheduled daily based on customer orders. Raw materials and manufactured assemblies, including PC boards assembled by Bull Run, are transferred to work-in-process as materials and assemblies are consumed in the manufacturing process, thereby eliminating unnecessary inventories and scheduling. After configuration, the units are burned-in and are available for shipment within 24 hours. As a result, the product mix can be altered within hours, allowing Bull Run to deliver its products more quickly than many of its competitors.

     Bull Run assembles products in accordance with Bull Run's designs and specifications. Bull Run utilizes components and sub-assemblies procured from outside suppliers, some of which produce parts from tooling designed and owned by Bull Run. Most of the materials, components and subassemblies are available from a variety of sources and are generally not subject to significant price volatility. Although Bull Run has not experienced any

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significant problems in obtaining materials, components or subassemblies, future shortages could result in production delays which would adversely affect its business.

     Product design reflects an awareness of the practical aspects of manufacturing high quality products. Commonality of components and subassemblies across product lines provides efficiencies in quality control, productivity, material cost and inventory control. Bull Run utilizes automated component insertion, wave soldering and automated test equipment to reduce labor costs while maintaining high quality. Bull Run verifies the quality of its products by thorough testing at various stages of the assembly process.

     Bull Run, in the ordinary course of its business, is subject to various state and federal laws and regulations relating to the protection of the environment. Compliance with these laws and regulations has not been material to Bull Run's business.

WARRANTY AND SERVICE

     Bull Run warrants its printers against defects in workmanship generally for one year, in addition to providing in-house depot repair service. Distributors and national third party service organizations provide on-site repair under service contracts. Bull Run has a technical support staff accessible to all customers through a toll-free telephone number, as well as through Datasouth's Internet web site.

SALES AND DISTRIBUTION

     Printers, parts, accessories and consumables are sold through an international network of approximately 60 independent distributors and directly to large volume major accounts, which consist of end-users and original equipment manufacturers. Distributors typically operate in nonexclusive territories on a local, regional, national or international basis. The distributors carry complementary lines of computers and peripheral products and may carry products competitive with Bull Run's products. The distributors sell principally to large industrial companies, hospitals, banks, government agencies, educational institutions, airlines, rental car companies and travel agencies.

     Bull Run supplies Documax and Journey printers to The Sabre Group, Inc. under contracts that are cancelable at any time by The Sabre Group, Inc. Moreover, The Sabre Group, Inc. is under no contractual obligation to purchase any minimum number of printers from Datasouth during the term of the contracts.

     As the travel market embraces a number of new technologies, such as Internet reservation booking and electronic ticketing, Bull Run believes that travel agencies will require more cost-effective equipment, such as its "Journey" products. Priced at less than $2,000, Journey products provide an attractively priced alternative to traditional Automated Ticket/Boarding Pass printers and will be affordable for even small travel agencies. The addition of the SD7200 product line in 1998 strategically expands Bull Run's Automated Ticket/Boarding Pass product line to offer a wide range of ticket printing solutions for airlines, customer reservation systems and remote locations, such as corporate offices and hotels/motels.

     In 1998, Bull Run established a sales office and distribution point in the United Kingdom following the acquisition of a sales organization that primarily sold the Documax and SD7200 printers to airlines and customer reservation systems in Europe, Asia and Africa. Bull Run intends to expand its sales to customers in these areas of the world and continue to pursue new major account business in 1999, while maintaining and strengthening relationships with distributors.

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

BACKLOG

     Bull Run sells its products to its customers pursuant to cancelable purchase orders and, accordingly, does not require firm quantity commitments. Customers generally issue cancelable purchase orders with short delivery lead times. The time lapse between receipt of a purchase order and shipment of printers generally ranges from one to 90 days. For this reason, Bull Run's production schedule is based substantially on anticipated releases, and management does not regard the backlog of purchase orders at any one time to be indicative of future trends in its revenue.

ADVERTISING AND PROMOTION

     Bull Run participates in numerous regional, national and international trade shows and actively promotes its products through direct mail, telemarketing and cooperative advertising arrangements with distributors. It also advertises its products in publications serving the industrial markets targeted by its products.

RESEARCH AND DEVELOPMENT

     Bull Run employs approximately 25 engineers, technicians and support personnel to engage in basic and applied research. In 1998, Bull Run's engineering team developed and released design enhancements to the CodeWriter 4500 series printer following the acquisition of the CodeWriter product line in January 1998, and substantially completed the design of the "Journey II" product currently expected to be released during the second quarter of 1999. In 1999, Bull Run's primary product development focus will be on expanding the current product lines with complementary products. In addition, engineering efforts are focused on enhancement of existing products to expand market penetration and customization of existing products to meet special printing applications for specific customer needs.

     Although Bull Run holds certain trademarks, patents and related contracts, none is considered to be material to its business.

EMPLOYEES

     As of December 31, 1998, Bull Run had 134 full-time employees, of which, 114 were located at Datasouth's administrative and manufacturing facility in Charlotte, North Carolina. No employees are subject to collective bargaining agreements, and there have been no work stoppages due to labor difficulties.

PROPERTIES

     Bull Run's executive offices are located in Atlanta, Georgia in approximately 2,000 square feet of office space leased from Delta Life Insurance Company, an affiliate of J. Mack Robinson, Bull Run's chairman of the board. The lease expires in December 2002, subject to several renewal options on the part of Bull Run.

     Datasouth's administrative offices and operations are located in Charlotte, North Carolina in approximately 74,000 square feet of fully-utilized leased facilities. Although present facilities are suitable and adequate for its current needs, Datasouth owns approximately eight acres of land contiguous to its Charlotte facility for future expansion, if necessary. Datasouth's main administrative and manufacturing facility is leased through December 2001, and additional office and warehousing space is leased through December 2000. Datasouth's west coast service and distribution center in Vista, California operates in

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a 6,781 square foot fully-utilized facility leased through April 2001.
Datasouth's 608 square foot sales office in Northhampton, England is leased through September 2001.

LEGAL PROCEEDINGS

     On February 12, 1999, Sarkes Tarzian, Inc., filed a complaint in the United States District Court for the Southern District of Indiana against Bull Run and U.S. Trust Company of Florida Savings Bank, as personal representative of the estate of Mary Tarzian. On May 3, 1999, the action was dismissed without prejudice against Bull Run, leaving the estate as the sole defendant. The suit involves Bull Run's acquisition of 301,119 shares of Sarkes Tarzian common stock from the estate for $10 million on January 28, 1999. Sarkes Tarzian claims that it had a binding and enforceable contract to purchase the Sarkes Tarzian shares from the estate prior to Bull Run's purchase of such shares and requests judgment providing that the contract be enforced. Bull Run contends that a binding contract between Sarkes Tarzian and the estate did not exist prior to Bull Run's purchase of the Sarkes Tarzian shares from the estate. Bull Run does not believe that a judgment in favor of Sarkes Tarzian in this litigation would materially adversely affect Bull Run, since Bull Run's purchase agreement with the estate provides that if a court of competent jurisdiction awards title to the shares to a person or entity other than Bull Run, the purchase agreement will be rescinded and the estate will be required to pay Bull Run the full $10 million purchase price, plus interest.

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                                BUSINESS OF HOST

GENERAL

     Host provides specialized marketing and management services to corporate clients focusing primarily on sports-related affinity groups. Host also provides professional marketing and other management services to the NCAA and other groups and associations such as the National Tour Association which is a premier package travel association, Quest which is a J.D. Edwards user group association and the International Spa and Fitness Association. Among other things, Host's responsibilities under these relationships may include the sale of "official sponsorship" rights to corporations, advertising space in game-day or other programs and advertising in television and radio broadcasts of games. Host also produces a broad array of electronic and print media through their broadcasting, printing and publishing divisions and maintains minority investments in service companies which provide marketing and production support to their corporate clients and associations.

     Host identifies and reaches consumer segments with attractive demographic characteristics and designs and implements marketing programs and sports-based events to target these specific affinity groups. Host's corporate clients include large corporations with significant sales and marketing budgets that are facing competitive pressure to retain or expand market share. Host has provided marketing services to numerous corporate clients, including American Express, Compaq, Gillette, General Motors, GTE, Hershey, Nabisco, Pepsi and Sears. Host derives revenue primarily from the sale of advertising and sponsorship rights and other sources, including management fees and merchandise sales.

NCAA MARKETING SERVICES

     A significant portion of Host's revenue is derived from its relationship with the NCAA. In 1997 and 1998, approximately 46% of Host's net revenues arose from sub-licensing NCAA corporate sponsor rights to corporations. Host designed and implemented and has primary responsibility for administering the NCAA's corporate partner program pursuant to which Host provides marketing services for the NCAA, including the exclusive licensing of the NCAA logo. Only 20 corporations are permitted to participate in the program each year, which enhances the marketing position and brand recognition for the corporations admitted to the program. Pursuant to its relationship with the NCAA, Host pays a set fee and shares 70% of revenues in excess of benchmark revenue to the NCAA in exchange for the right to market and sell "official corporate partnerships" of the NCAA and sponsorships and advertising for many NCAA events including the men's and women's Final Four basketball championships, the College World Series, NCAA websites and radio shows for the foregoing championships, printed programs and other specialty publications. In addition, Host also administers radio network broadcasts of the Final Four, the College World Series and "Game of the Week" NCAA football and basketball games in association with CBS Radio/Westwood One.

     A substantial portion of Host's accounts receivable is also derived from its relationship with the NCAA. As of June 30, 1997 and 1998, accounts receivables relating to NCAA corporate sponsors constituted approximately 26% and 35%, respectively, of Host's total billed accounts receivable.

     Host's current agreement with the NCAA is scheduled to expire on August 31, 2002.

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PUBLISHING, PRINTING AND ELECTRONIC MEDIA

     Host produces more than 460 sports related publications annually for a variety of clients including the NCAA, college athletic conferences, universities, the Basketball Hall of Fame and other sports related entities. Host's publications range from magazines with hundreds of pages to two-sided schedule cards. Publications include game programs, media guides, posters and marketing brochures, including programs for 21 NCAA championships such as the men's and women's Final Four, the College World Series, conference championships and college football bowl games. Host also provides high-quality printing services for corporations and not-for-profit organizations nationwide as well as to universities, conferences and other associations that Host represents. Printing projects for Host's clientele include directories, annual reports, brochures, posters, programs and catalogs.

     Host produces television programs, videos, radio broadcasts, commercial audio and Internet related services in the Electronic Media Division. The Mainstreet Productions Division has digital recording studios in Lexington capable of handling network quality soundtracks for radio, television and multi-image presentations. Host contracts with advertising agencies, marketing experts and independent producers as well as using these services to support other Host marketing divisions. The Host Broadcast Center creates, produces, syndicates and distributes large and small radio networks nationwide and across the Internet.

MANAGEMENT SERVICES

     Host provides management services to a number of associations including the National Tour Association, Quest, the International Spa and Fitness Association, the National Grocers Association and the Tour and Travel Research Association. Host administers marketing, publishing, government lobbying, business, education, events management and membership growth of these associations.

MINORITY INVESTMENTS

     Host currently has minority investment interests including approximately 9% of Total Sports, a sports data distribution company focusing primarily on the Internet and 42.5% of Corporate Marketing Associates, a corporate marketing and promotion agency.

CLIENTS

     Host's clients include large corporations. Corporate sponsorship contracts have historically been three years in length. Host has recently signed several sponsors to five-year contracts and intends to continue to seek longer-term sponsorship agreements. Host provides sponsorship opportunities to a variety of corporate clients ranging from consumer products companies to financial services companies and currently has sponsorship contracts with some of the largest companies in the United States.

SALES AND MARKETING

     Host employs a full-time national sales and marketing staff, and has dedicated a senior group of sales and marketing executives to identify potential client relationship opportunities and promote Host's expertise and range of services. Host solicits prospective clients through its managers responsible for business development and through personal contacts by members of Host's senior management. When a new account is established, Host immediately assigns a sales executive to the client to ensure that the client's needs

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are met and to seek out further opportunities to expand the relationship.
Generally, account managers are assigned several different clients.

COMPETITION

     As a provider of marketing services, Host competes with suppliers of traditional advertising in broadcast and print media as well as with other marketing service producers and internal marketing programs. The competition for brand marketing expenditures is very competitive and highly fragmented. Host believes that competitors exist who may have capabilities and resources comparable to and in several respects greater than those of Host. Host's success will depend on its ability to create unique value-added marketing opportunities that attract corporate sponsorship.

PROPERTIES

     Host owns six acres in Lexington, Kentucky, that house its Printing and Publishing Divisions. Buildings on this property contain approximately 25,000 square feet in production, office and storage space. Host also has approximately 50,000 square feet under lease in Lexington, 10,000 square feet under lease in Dallas, Texas and 4,000 square feet under lease in East Rutherford, New Jersey.

EMPLOYEES

     Host has approximately 255 employees. Host is not a party to any collective bargaining agreements and believes good relations exist with its employees.

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                             BUSINESS OF UNIVERSAL

GENERAL

     Universal is a leading provider of specialized marketing and management services to corporate clients focusing primarily on sports-related affinity groups. Universal also produces and manages grass roots participatory sporting events and provides professional marketing and other management services to university athletic departments, athletic conferences and high school associations.

     Universal identifies and reaches consumer segments with attractive demographic characteristics and designs and implement marketing programs and sports-based events to target these specific affinity groups. Universal's corporate clients include large corporations with significant sales and marketing budgets that are facing competitive pressure to retain or expand market share. Universal has provided marketing services to numerous corporate clients, including AT&T, Coca-Cola, Exxon, Gatorade, McDonald's, Nike, Procter & Gamble, Southwest Airlines and Toyota. Universal derives revenue primarily from the sale of advertising and sponsorship rights, participant entry fees and other sources, including management fees and merchandise sales.

     Universal has created unique marketing distribution channels that enable corporate clients to target and reach sports-related affinity groups on a national and international basis. Events produced and managed by Universal include Hoop-It-Up 3-on-3 basketball tournaments, NFL Air-It-Out 4-on-4 football tournaments, NHL Breakout 5-on-5 in-line street hockey tournaments, Golf Skills Challenge tournaments and Spike-It-Up volleyball tournaments. Universal has formed strategic alliances with the National Basketball Association, the National Football League, the National Hockey League and Major League Baseball to manage events promoting their respective sports. In addition, Universal provides marketing services to universities, colleges, athletic conferences and high school associations, including Florida State University, the University of Tennessee, the University of Texas, the University of Kentucky, the Big 12 Conference and the Southeastern Conference. Universal's responsibilities under these relationships may include the sale of "official sponsorship" rights to corporations, advertising space in game-day or other programs, advertising in television and radio broadcasts of games, arena signage rights, advertising during "coaches shows," coaches' endorsements and pay-per-view telecasts.

GRASS ROOTS SPORTING EVENTS

     Universal produces and manages large participatory sporting events throughout the United States and internationally. The events are offered on a seasonal touring basis and generally occur in a different city every weekend. Prior to the event, promotional materials and entry forms are disseminated throughout the market and mailed to participants in Universal's data base. Participants in the event form teams and pay entry fees to participate. The events generally last two days and are managed by Universal's personnel who are assisted by independent contractors and local volunteers. Revenues are derived primarily form national sponsorship contracts with major corporations, local sponsorship contracts with regionally focused companies and, to a lesser extent, event registration fees,

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management fees and merchandise sales. The following table summarizes
Universal's principal events in fiscal 1998:

                                                                       APPROXIMATE
                                                                          NUMBER
EVENT                                    DESCRIPTION               OF PAID PARTICIPANTS
-----                                    -----------               --------------------
Hoop-It-Up................  59 3-on-3 basketball tournaments in          171,693
                            47 US cities, 6 Canadian cities and 4
                            Mexican cities
Street Hoops
  International...........  39 NBA sponsored basketball events in         83,348
                            12 foreign countries
NFL Air-It-Out............  22 NFL sponsored 4-on-4 football              52,415
                            tournaments in 20 US cities
NHL Breakout..............  22 NHL sponsored in-line street               15,789
                            hockey tournament in 22 US cities
Golf Skills Challenge.....  25 golf skills tournaments in 25 US           19,012
                            cities
Spike-It-Up...............  10 2, 4 and 6 person volleyball               11,480
                            tournaments in 10 US cities
MLB Fan Fest..............  6 MLB sponsored baseball fan                  68,000
                            festivals in 3 foreign countries

COLLEGIATE MARKETING SERVICES

     Universal also provides sports marketing services for several NCAA Division I universities. Universal's rights and responsibilities vary by contract but may include the production of television and radio broadcasts of certain athletic events and coaches' shows, the sale of "official sponsor" rights to corporations, advertising space in game-day or other programs and advertising during television and radio broadcasts. Often times, Universal secures broadcast, publication and advertising sales services from Host relative to these contracts. A significant number of the agreements between Universal and the universities require Universal to guarantee the university a rights fee for the right to provide marketing and production services. Most of the agreements involve a sharing of revenues between Universal and the university. The agreements are typically three to five years in length. Set forth below is a list of the NCAA Division I universities to which Universal provided sports marketing or publication services in fiscal 1998:

University of Notre Dame         University of Texas
Florida State University         University of Tennessee
University of Kentucky           Mississippi State University
Southern Methodist University    St. John's University
Texas Tech University            University of South Carolina
Cornell University               San Jose State University
Seton Hall University            University of Georgia

-------------------------

     Universal also has contracts with four athletic conferences: the Southeastern Conference, the Big 12 Conference, the Western Athletic Conference and Metro Atlantic Athletic Conference. Universal's activities under these contracts include the management of marketing services for conference championship games, the production of gameday programs for championship games, and the granting of certain broadcasting, logo, product sampling and "official sponsor" rights. Often times, Universal secures broadcast and

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publication services from Host. Many of these contracts require Universal to pay the conference a rights fee for the right to provide marketing and production services.

OTHER EVENT MANAGEMENT

     Universal produces and manages a number of events for professional athletic leagues such as the NFL Experience "On Tour" which is the National Football League's interactive theme park, NFL Lineman Challenge which is a made for television, National Football League Lineman skills event, Major League Baseball's "Yard Ball" which is a four on four touring baseball competition, the National Hockey League's "Cup Crazy" promotion which consist of interactive hockey events during the NHL Stanley Cup Playoffs and Major League Baseball's International FanFest which was produced in six foreign countries. Universal also produces and manages events for corporate clients. These events have included the NCAA Football Campus Tour which consist of NCAA Football interactive events, G.A.M.E. which is a multi-sport interactive program for middle school students for Champion Paper, the Southwestern Bell Football Fan Festival which is a SBC interactive football event, ESPN Zone grand openings which are multi-sport interactive events, Ocean Spray/Final Four promotions which consist of basketball interactive and sampling programs at the NCAA Final Four Tournament. In addition, Universal markets a number of annual collegiate events including major football rivalry games such as the Red River Shootout between the University of Texas and the University of Oklahoma and the Lone Star Showdown between the University of Texas and Texas A & M University. Universal also markets the Texas high school championship events such as the Texas Bowl high school football championship. In connection with these events, Universal typically receives either a predetermined management fee or shares in event revenues or profits.

MINORITY INVESTMENTS

     Universal sold its 2% interest in broadcast.com inc. in January 1999.

CLIENTS

     Universal's clients also include large corporations. Corporate sponsorship contracts have historically been three years in length. Universal intends to continue to seek longer-term sponsorship agreements. Universal provides sponsorship opportunities to a variety of corporate clients ranging from consumer products companies to financial services companies and currently has sponsorship contracts with some of the largest companies in the United States and abroad.

SALES AND MARKETING

     Universal employs a full-time national sales and marketing staff, and has dedicated a senior group of sales and marketing executives to identify potential client relationship opportunities and promote Universal's expertise and range of services. Universal solicits prospective clients through its managers responsible for business development and through personal contacts by members of Universal's senior management. When a new account is established, Universal immediately assigns a sales executive to the client to ensure that the client's needs are met and to seek out further opportunities to expand the relationship. Generally, account managers are assigned several different clients which may be comprised of a number of businesses or divisions, departments or groups within the same business. In addition, the personnel that staff Universal offices on university campuses and at athletic conference locations are responsible for soliciting local sponsors and advertisers.

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COMPETITION

     As a provider of marketing services, Universal competes with suppliers of traditional advertising in broadcast and print media as well as with other marketing service producers and internal marketing programs. The competition for brand marketing expenditures is very competitive and highly fragmented. Universal believes that competitors may exist who have capabilities and resources comparable to and in several respects greater than those of Universal. Universal's success will depend on its ability to create unique value-added marketing opportunities that attract corporate sponsorship.

PROPERTIES

     Universal has approximately 30,000 square feet of office space and 34,000 square feet of warehouse space under lease in Dallas, Texas and approximately 4,000 square feet under lease in East Rutherford, New Jersey. Universal also has small regional and local field offices primarily located close to the universities and conferences with which it has contracts.

EMPLOYEES

     Universal has approximately 270 employees. Universal is not a party to any collective bargaining agreements and believes good relations exist with its employees.

                       MARKET PRICES AND RELATED MATTERS

BULL RUN

     Bull Run common stock, par value $.01 per share, trades on The Nasdaq Stock Market under the symbol "BULL." The following table sets forth for each period indicated the high and low sale prices for the common stock as reported by The Nasdaq Stock Market.


                                                              HIGH     LOW
                                                              -----   -----
1997
First Quarter...............................................  $3.06   $2.00
Second Quarter..............................................   2.75    2.13
Third Quarter...............................................   2.84    2.25
Fourth Quarter..............................................   3.84    2.56
1998
First Quarter...............................................  $4.25   $2.88
Second Quarter..............................................   5.13    3.63
Third Quarter...............................................   5.00    3.44
Fourth Quarter..............................................   3.81    2.88
1999
First Quarter...............................................  $5.50   $3.25
Second Quarter..............................................   3.50    4.63
Third Quarter (through August 10, 1999).....................   4.19    3.50


     As of August 10, 1999, there were      holders of record of Bull Run common
stock.

     It is the present policy of Bull Run's board of directors to retain all earnings to finance the development and growth of the company's business. Bull Run has never declared or paid a cash dividend on its common stock. Bull Run's future dividend policy will depend upon its earnings, capital requirements, financial condition and other relevant factors.

CAPITAL, HOST AND UNIVERSAL

     The stock of Capital, Host and Universal has no readily ascertainable market value.

                             PRINCIPAL STOCKHOLDERS

BULL RUN

     As of June 30, 1999, Bull Run knew of no person, other than those set forth below, who is the beneficial owner of more than 5% of Bull Run common stock.

                                                     AMOUNT AND
                                                     NATURE OF             PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER            BENEFICIAL OWNERSHIP        OF CLASS
------------------------------------            --------------------       ----------
Robert S. Prather, Jr.........................       3,010,598(1)(2)          13.3%
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
J. Mack Robinson..............................       6,891,706(2)(3)          30.6%
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
Robinson-Prather Partnership..................       2,660,598(2)             11.9%
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
Harriett J. Robinson..........................       6,891,706(2)(3)          30.6%
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
Harriett J. Robinson, Trustee
  Robin M. Robinson Trust.....................       3,085,598(2)             13.7%
  4370 Peachtree Road, N.E.
  Atlanta, Georgia 30319
Harriett J. Robinson, Trustee
  Jill E. Robinson Trust......................       3,168,598(2)             14.1%
  4370 Peachtree Road, N.E.
  Atlanta, Georgia 30319
Gulf Capital Services, Ltd....................       2,660,598(2)             11.9%
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319
James W. Busby(4).............................       2,295,906(4)             10.2%
1936 London Lane
Wilmington, North Carolina 28405
Samuel R. Shapiro.............................       3,620,300(5)             16.1%
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
Shapiro Capital Management Company, Inc.......       3,535,300(5)             15.8%
3060 Peachtree Road, N.W.
Atlanta, Georgia 30305
Hilton H. Howell, Jr..........................       1,916,050(6)              8.5%
4370 Peachtree Road, N.E.
Atlanta, Georgia 30319

-------------------------

(1) Includes 250,000 shares which Mr. Prather has the right to acquire through the exercise of currently exercisable options.

(2) Includes 2,660,598 shares owned by Robinson-Prather Partnership, the general partners of which are Robert S. Prather, Jr.; J. Mack Robinson; Harriett J. Robinson;

    Harriett J. Robinson, as trustee for Robin M. Robinson Trust; Harriett J. Robinson, as trustee for Jill E. Robinson Trust and Gulf Capital Services, Ltd. Gulf Capital Services, Ltd. is controlled by Mr. Robinson. The partnership agreement for Robinson-Prather Partnership provides that Messrs. Prather and Robinson have the exclusive control of the day-to-day operations of the partnership, including the power to vote or dispose of the shares owned by Robinson-Prather Partnership. Each general partner disclaims beneficial ownership of the shares owned by Robinson-Prather Partnership, except to the extent of his pecuniary interest in such shares, which is less than the amount disclosed.

(3) Includes as to each of J. Mack Robinson and his wife, Harriett J. Robinson:
    1,146,358 shares owned directly by Mr. Robinson; 310,500 shares owned directly by Mrs. Robinson; 50,000 shares which Mr. Robinson has the right to acquire through the exercise of currently exercisable options; 425,000 shares owned directly by the Robin M. Robinson Trust and 507,500 shares owned directly by the Jill E. Robinson Trust, of each of which Mrs. Robinson is the trustee; and an aggregate of 1,791,050 shares owned by Delta Fire & Casualty Insurance Co., Delta Life Insurance Company, Bankers Fidelity Life Insurance Co. and Georgia Casualty & Surety Co. Georgia corporations of each of which Mr. Robinson is chairman of the board, president and/or principal stockholder (or the subsidiaries of the same). Each of Mr. and Mrs. Robinson disclaims beneficial ownership of the shares owned by the Robin M. Robinson Trust, the Jill E. Robinson Trust, Delta Fire & Casualty Insurance Co., Delta Life Insurance Company, Bankers Fidelity Life Insurance Co., Georgia Casualty & Surety Co. and each other.

(4) Includes an aggregate of 62,044 shares owned by Mr. Busby's two children and 5,000 shares which Mr. Busby has the right to acquire through the exercise of currently exercisable options.

(5) Mr. Shapiro is the president, a director and majority stockholder of Shapiro Capital Management, Inc., an investment advisor, which has voting and dispositive power for 3,013,800 shares. In addition, Mr. Shapiro has sole voting and dispositive power for 521,500 shares owned by The Kaleidoscope Fund, L.P., a Georgia limited partnership, and 85,000 shares owned by Mr. Shapiro's wife. Mr. Shapiro disclaims beneficial ownership as to those shares in which Shapiro Capital Management, Inc. has voting and dispositive power.

(6) Includes 125,000 shares which Mr. Howell has the right to acquire through the exercise of currently exercisable options; and an aggregate of 1,791,050 shares owned by Delta Fire & Casualty Insurance Co., Delta Life Insurance Co., Bankers Fidelity Life Insurance Co. and Georgia Casualty & Surety Co., Georgia corporations of each of which Mr. Howell is Executive Vice President. Mr. Howell is married to Robin R. Howell, Mr. Robinson's daughter and a beneficiary of the Robin M. Robinson Trust, which is a general partner of Robinson-Prather Partnership. Mr. Howell disclaims beneficial ownership of the shares of common stock owned by Delta Fire & Casualty Insurance Co., Delta Life Insurance Company, Bankers Fidelity Life Insurance Co., Georgia Casualty & Surety Co., Robinson-Prather Partnership and the Robin M. Robinson Trust.

CAPITAL

     As of June 30, 1999, management of Capital knew of no person, other than those below, who is the beneficial owner of more than 5% of Capital common stock.

                                                         AMOUNT AND
                                                         NATURE OF         PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                BENEFICIAL OWNERSHIP    OF CLASS
------------------------------------                --------------------   ----------
Bull Run Corporation..............................          51.5               52%
General Electric Capital Corporation..............          45.5               46%
Charles L. Jarvie.................................             3                3%

HOST

     As of June 30, 1999, management of Host knew of no person, other than those below, who is the beneficial owner of more than 5% of Host common stock.

                                                          AMOUNT AND
                                                          NATURE OF         PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP    OF CLASS
------------------------------------                 --------------------   ----------
Bull Run Corporation(1)............................         71,480               8%
Capital Sports Properties, Inc. ...................        447,002              48%
W. James Host......................................        194,482              19%
Atlantic Venture Partners(2).......................         75,260               8%
Carolyn Host.......................................         66,994               7%
Charles L. Jarvie (in Trust)(3)....................        117,646              12%

-------------------------

(1) Bull Run, directly and indirectly through Capital, owns 32.5% of Host common stock and 51.5% of Host preferred stock.

(2) Edward K. Crawford, the chairman and chief executive officer of the general partner of Atlantic Venture Partners, has sole voting and dispositive power for all of the shares owned by Atlantic Venture Partners.

(3) Charles L. Jarvie, directly and indirectly through Capital, owns 6.4% of Host common stock and 3% of Host preferred stock.

UNIVERSAL

     As of June 30, 1999, management of Universal knew of no person, other than those below, who is the beneficial owner of more than 5% of Universal common stock.

                                                          AMOUNT AND
                                                          NATURE OF         PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP    OF CLASS
------------------------------------                 --------------------   ----------
Host Communications, Inc.(1) ......................          720                44%
Hunt Capital Partners, L.P.(2).....................          425                21%
NBC Sports Ventures Inc............................          384                23%
Charles L. Jarvie..................................          149                 9%
Robert T. Murphy...................................          280                17%
Douglas L. Jarvie..................................          107                 7%

-------------------------
(1) Through its investment in Host, Bull Run indirectly owns 14.3% of Universal's common stock, in addition to its direct beneficial ownership of 3.8% of Universal's common stock.

(2) James Holland, the president of Hunt Capital Partners, L.P., has sole voting and dispositive power for the shares owned by Hunt Capital Partners, L.P.

                              CERTAIN TRANSACTIONS

     During 1998, the Host board, in recognition of the services of W. James Host and Charles L. Jarvie and their prior decisions to forego salary increases, voted to accelerate the granting of options for an additional 36,000 shares of Host common stock to each of Mr. Host and Mr. Jarvie. In addition, the Host board of directors previously voted to extend the term of employment agreements Mr. Host and Mr. Jarvie through June 30, 2002 and to provide for a payment of $200,000 annually in consideration of a consulting and non-compete agreement in the event Mr. Host or Mr. Jarvie is terminated subsequent to June 30, 2002 for any reason other than good cause.

     Mr. Host, who is Host's chief executive officer and who will be appointed to the BR Holding board pursuant to the merger agreement, is a partner in a partnership which leases a building in Lexington, Kentucky to Host at an annual rental rate of $235,920 plus a percentage of operating expenses. After September 30, 1999 the annual rental rate will be $246,098 plus a percentage of operating expenses. The term of the current lease expires on September 30, 2003.

     Mr. Host, together with E.I. Scrivner, Jr. and Charles Moore as tenants-in-common, also lease certain property to Host at an annual rental rate of $254,492.

     Mr. Host has executed a promissory note to Host in the face principal amount of $385,000, which will be repaid in full at the closing of the merger.

     Host and Bull Run have entered into an agreement providing that if the merger agreement is terminated, Bull Run will buy all of the share of Total Sports, Inc. held by Host for $3,976,000.

                    COMPARISON OF THE STOCKHOLDERS' RIGHTS,
                    ARTICLES OF INCORPORATION AND BYLAWS OF
                    BR HOLDING, CAPITAL, HOST AND UNIVERSAL

GENERAL

     If the mergers are completed, stockholders of Capital, Host and Universal will become stockholders of BR Holding, which will result in their rights as stockholders being governed by the articles of incorporation and bylaws of BR Holding. For stockholders of Capital, Host and Universal, this will result in their rights as stockholders also being governed by the law of Georgia rather than the law of Delaware, which governs the rights of stockholders of Capital and Universal or the law of Kentucky, which governs the rights of stockholders of Host. It is not practical to describe all the differences between Georgia law and Kentucky or Delaware law and between the articles of incorporation and bylaws of BR Holding and the certificate of incorporation and bylaws of each of Capital, Host and Universal.


     The following is a summary of certain differences which may affect the rights of stockholders of Capital, Host and Universal. This summary is qualified in its entirety by reference to the full text of such documents. For information as to how such documents may be obtained, see "Where Stockholders Can Find More Information" on page 121.


AUTHORIZED CAPITAL STOCK

     BR HOLDING. The authorized capital stock of BR Holding is 105,000,000 shares, consisting of 100,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. The BR Holding board has the authority to issue, at any time or from time to time, without further stockholder approval, up to 5,000,000 shares of preferred stock and to determine the powers, rights, privileges and preferences of those shares, which may be senior to the rights of holders of BR Holding common stock. Such issuance could adversely affect the holders of BR Holding common stock and could have the effect of making more difficult the acquisition of control of BR Holding by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. Under Georgia law, stockholders have no preemptive rights unless these rights are provided for in the corporation's articles of incorporation or in other limited circumstances. Holders of BR Holding common stock do not have preemptive rights.

     CAPITAL. The authorized capital stock of Capital consists of 200 shares of common stock, par value $.01 per share. Under Delaware law and Capital's certificate of incorporation, holders of Capital common stock do not have preemptive rights.

     HOST. The authorized capital stock of Host is 1,580,000 shares, consisting of 1,500,000 shares of common stock, no par value, and 80,000 shares of preferred stock, no par value. Under Kentucky law, stockholders have no preemptive rights unless these rights are provided for in the corporation's articles of incorporation. Holders of Host common stock do not have preemptive rights.

     UNIVERSAL. The authorized capital stock of Universal is 10,600 shares, consisting of 10,000 shares of common stock, par value $1.00 per share, and 600 shares of preferred stock, par value $1.00 per share. Holders of Universal stock do not have preemptive rights. However, holders of Universal common stock have the right to vote on the issuance of additional shares of capital stock. No additional shares of capital stock may be issued by Universal unless it has the consent of 75% of all directors and the stockholders holding 75% of all outstanding shares of common stock and all of the outstanding shares of convertible preferred stock.

DIRECTORS

     BR HOLDING. The bylaws of BR Holding provide that the BR Holding's board shall consist of between three and seven directors. The BR Holding board of directors is authorized to fix the number of members of the Board, within the permitted range, but no decrease in size may shorten the term of any director. A majority of directors constitutes a quorum for the transaction of business. The bylaws of BR Holding provide that a vacancy among the directors may be filled for the unexpired term by the vote of BR Holding's stockholders or by a majority of the remaining directors in office.

     CAPITAL. The bylaws of Capital provide that the number of directors may be fixed from time to time by the Capital board of directors. A majority of the total number of directors constitutes a quorum for the transaction of business. The bylaws of Capital provide that a vacancy among the directors may be filled by the directors then in office, although less than a quorum, by a majority vote. Capital's stockholders may fill the vacancy if it is not filled by the board of directors.

     HOST. The bylaws of Host provide that the Host board shall consist of seven directors. A majority of the total number of directors constitutes a quorum for the transaction of business. The bylaws of Host provide that a vacancy among the directors may be filled by the directors then in office, although less than a quorum, by a majority vote.

     UNIVERSAL. The bylaws of Universal provide that the number of directors may be fixed from time to time by the Universal board. Two-thirds of the total number of directors constitutes a quorum for the transaction of business. The bylaws of Universal provide that a vacancy among the directors may be filled by a majority vote of the stockholders then entitled to vote on that directorship.

REMOVAL OF DIRECTORS

     Under Georgia law, unless the articles of incorporation provide otherwise, a corporation's stockholders may remove any director, with or without cause, by the vote of the holders of a majority of the outstanding stock entitled to vote. Under Delaware law, any director may be removed, with or without cause, by the holders of a majority of shares entitled to vote for directors. The bylaws of each of BR Holding, Capital and Universal provide that a director may be removed by a vote of at least a majority of all outstanding shares entitled to vote at any meeting thereof.

     Under Kentucky law, the stockholders of a corporation may remove any director, with or without cause unless the articles of incorporation of the corporation provide that directors may be removed only for cause. A director may be removed from office only at a meeting called for the purposes of removing him and the meeting notice must state that the purpose of the meeting is removal of the director. Host's articles of incorporation provide that a director may be removed with or without cause by a majority of the outstanding shares entitled to elect such director.

SPECIAL MEETINGS OF STOCKHOLDERS

     BR HOLDING. The bylaws of BR Holding provide that special meetings of stockholders may be called by the president, the chairman of the board, the board or the holders of shares of capital stock entitled to cast not less than 25% of the votes at such meeting.

     CAPITAL. The bylaws of Capital provide that special meetings of stockholders for any purpose may be called by the President or by the board of directors, and special meetings shall be called by the President or the Secretary whenever stockholders owning a majority of the capital stock issued, outstanding and entitled to vote so request in writing.

     HOST. The bylaws of Host provide that special meetings of stockholders for any purpose may be called by the Chief Executive Officer, by a majority of the members of the board of directors or by holders of not less than one-third of all the shares entitled to vote at the meeting.

     UNIVERSAL. The bylaws of Universal provide that special meetings of stockholders for any purpose may be called by the President and a majority of the board of directors, and shall be called by the President or the Secretary at the request in writing of a majority of the stockholders of record entitled to vote.

AMENDMENT OF BYLAWS

     Georgia law grants the power to amend, repeal, or adopt bylaws to the board and stockholders, unless such power is reserved exclusively to the stockholders by the articles of incorporation. BR Holding's articles of incorporation do not reserve such powers to the stockholders. BR Holding's bylaws provide, however, that the stockholders of Bull Run may provide that any bylaw or bylaws adopted by them may not be altered, amended, or repealed by the board.

     Capital's certificate of incorporation confers upon the Capital board of directors the power to amend, repeal or adopt bylaws. Bylaws adopted by the Capital board of directors may be amended or repealed by the stockholders.

     Universal's certificate of incorporation confers upon the Universal board of directors the power to amend, repeal or adopt bylaws. Bylaws adopted by the Universal board of directors may be amended or repealed by the stockholders.

     Kentucky law grants to stockholders the power to amend or repeal bylaws. Kentucky law also grants the board of directors the power to amend or repeal the corporation's bylaws unless the articles of incorporation reserve this power exclusively to the stockholders, or the stockholders in amending or repealing a particular bylaw expressly provide that the board may not amend or repeal that bylaw. Host's articles of incorporation do not reserve the power to amend or repeal bylaws exclusively to the stockholders. Host's articles of incorporation and bylaws grant the power to amend or repeal to both the Host board and the stockholders. Any bylaws made by the Host board may be amended or repealed by a vote of a majority of the shares of Host.

AMENDMENTS TO THE ARTICLES OF INCORPORATION

     Under Georgia law, the board of directors may amend the articles of incorporation without stockholder approval to delete the names and addresses of the initial directors, initial registered agent or registered office; change each issued and unissued authorized share of an outstanding class of stock into a greater number of whole shares if the corporation has only shares of that class outstanding; change the corporation's name; extend the corporation's duration if it was incorporated at a time the law required limited duration; or change or eliminate the par value of each issued and unissued share of an outstanding class if the corporation has only shares of that class outstanding. Other amendments must be approved by the board of directors and by the stockholders by a majority of the outstanding stock entitled to vote thereon.

     Under Delaware law and Kentucky law, amendments to a corporation's certificate or articles of incorporation must be adopted by the board of directors and approved by a majority of the stock entitled to vote thereon.

DIVIDENDS, REDEMPTIONS AND REPURCHASES

     Georgia law prohibits a Georgia corporation, such as BR Holding, from making a direct or indirect transfer of money or property, other than shares of the corporation, whether in the form of a dividend, redemption, other acquisition of shares, or otherwise if, after giving effect to the distribution, the corporation would be insolvent.

     Delaware law provides that Delaware corporations, such as Capital and Universal, may declare and pay a dividend either out of its capital surplus or, if there is no capital surplus, its net profits for the fiscal year in which the dividend is declared and/or the preceding year. In general, Delaware law prohibits a Delaware corporation from redeeming its shares if the redemption would cause any impairment of the corporation's capital.

     Kentucky law provides that Kentucky corporations may pay dividends to their stockholders subject to restrictions contained in their articles of incorporation. Dividends may not be paid if the corporation would not be able to pay its debts in the usual course of business or if the corporation's assets would be less than its liabilities.

TRANSACTIONS WITH INTERESTED DIRECTORS

     Under Georgia law, a transaction effected or proposed to be effected by a corporation in which a director of the corporation has a conflicting interest may not be enjoined, set aside or give rise to an award of damages or other sanctions on the ground of the director's interest in the transaction, if:

     - the transaction received the affirmative vote of a majority but not less than two of the directors on the board or on a duly empowered committee, following disclosure of such conflicting interest;

     - the transaction received the affirmative vote of the holders of a majority of shares of stock following notice to stockholders describing the transaction and such conflicting interest; or

     - the transaction, judged in the circumstances at the time of commitment, is established to have been fair to the corporation.

     Under Delaware law, a contract or transaction between a corporation and one or more of its directors or officers, or an entity in which one or more of them has a financial interest, is not void or voidable, even if the director or officer is present and participates or votes at the meeting of the board or committee that approved the contract or transaction, if:

     - the material facts of the interest and the contract or transaction are disclosed to or are known by the board or a committee, and a majority of the disinterested members of the board or committee, even though less than a quorum, authorizes the contract or transaction in good faith;

     - the material facts of the interest and the contract or transaction are disclosed to or are known to the stockholders entitled to vote thereon, and the stockholders specifically approve the contract or transaction in good faith; or

     - the contract or transaction is fair to the corporation at the time it is authorized, approved or ratified. There is no provision under Delaware law, however, that absolutely precludes a claim by the corporation or its stockholders against the interested director or officer for damages, if any, even if the contract or transaction has been so authorized or approved.

     Under Kentucky law, a transaction with a corporation in which a director has a direct or indirect interest is not voidable solely because of the director's interest in the transaction if any one of the following are true:

     - the material facts of the transaction and the director's interest were disclosed to the board and the transaction was approved;

     - the material facts of the transaction and the director's interest were disclosed to the stockholders entitled to vote and the transaction was approved; and

     - the transaction was fair to the corporation. There is no provision under Kentucky law, however, that absolutely precludes a claim by the corporation or its stockholders against the interested director or officer for damages, if any, even if the contract or transaction has been so authorized or approved.

INDEMNIFICATION

     Georgia law, Delaware law and Kentucky law contain provisions setting forth conditions under which a corporation may indemnify directors, officers and others who act on behalf of the corporation. If such persons are successful in defending a claim for which indemnification is permitted, Georgia, Delaware and Kentucky require the corporation to provide indemnification of expenses incurred in such defense. Georgia, Delaware and Kentucky law also permit a corporation to advance expenses to such indemnified persons and to purchase insurance on behalf of any such person against any liability asserted against and incurred by him or her in such capacity, regardless of whether the corporation would be permitted to indemnify against such liability. Georgia law requires the corporation to provide notice to its stockholders before or with the notice of the next stockholders' meeting, if indemnification has been paid in connection with any proceeding by or in the right of the corporation.

     The articles of incorporation and bylaws of BR Holding include provisions that make indemnification mandatory to the fullest extent permitted by Georgia law, even if the indemnified person is not successful in defending a claim for which indemnification would be permitted by Georgia law.

     Capital's and Universal's certificate of incorporation provide that Capital and Universal will indemnify, to the fullest extent permitted by Delaware law, any and all persons whom it shall have power to indemnify under Delaware law.

     Host's articles of incorporation provide that Host may indemnify, to the fullest extent permitted by Kentucky law, directors, officers, employees or agents.

APPRAISAL RIGHTS

     Georgia law provides that dissenting stockholders who follow prescribed statutory procedures are entitled to appraisal rights in connection with any plan of merger, any sale, lease, or exchange of all or substantially all the assets for which stockholder approval is required; and select amendments to a corporation's articles of incorporation. These rights are not available in cases where the stockholders hold or will hold after a merger shares that are listed on a national securities exchange or are held of record by more than 2,000 stockholders unless:

     - the articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise; or

     - in a plan of merger or share exchange, the holders of such shares are required to accept anything other than shares of the surviving corporation or another publicly held corporation listed on a national securities exchange or held of record by more than 2,000 stockholders, except for cash in lieu of fractional shares.

     Under Delaware law, no appraisal rights are granted to stockholders who dissent from a sale, lease or exchange of all or substantially all of the assets of a corporation. Delaware law further provides that generally no appraisal rights are granted to stockholders who dissent from a merger or consolidation for which a stockholder vote is required if the shares of the class of stock voting are listed on a national securities exchange or the Nasdaq National Market System or are held of record by more than 2,000 stockholders. However, stockholders who follow prescribed statutory procedures and who have not voted in favor of the applicable transaction nor consented thereto in writing will have appraisal rights if they are required in connection with the merger or consolidation to accept for their stock anything other than:

     - stock of the corporation surviving or resulting from the merger or consolidation;

     - stock of any other corporation listed on a national securities exchange or the Nasdaq National Market System or held of record by more than 2,000 stockholders;

     - cash in lieu of fractional shares; or

     - any combination of the foregoing.

     Under the Universal voting agreement, the stockholders of Universal have waived their appraisal rights. The stockholders of Capital are entitled to appraisal rights in this transaction.

     Under Kentucky law (which governs Host), stockholders who follow prescribed statutory procedures and who have not voted in favor of the applicable transaction or consented thereto in writing will have appraisal rights in connection with a merger or consolidation. Generally, dissenters' rights are a stockholder's sole remedy for objecting to a merger or consolidation under Kentucky law.

     Under the Host voting agreement, the stockholders of Host who are parties thereto have waived their appraisal rights. The other stockholders of Host are entitled to appraisal rights in this transaction.

                                  PROPOSAL 3:
              AMENDMENT OF BULL RUN 1994 LONG-TERM INCENTIVE PLAN

     At the meeting, the Bull Run stockholders will be asked to approve the adoption of an amendment to the 1994 Long-Term Incentive Plan to provide that the aggregate number of shares of Bull Run common stock subject to awards under the 1994 Long-Term Incentive Plan be increased from 3,500,000 to 7,200,000. This amendment will enable BR Holding to assume the currently outstanding Host and Universal stock options if the mergers are completed and to assume the currently outstanding Bull Run stock options if the holding company reorganization is completed. This amendment will also enable BR Holding to grant options and other incentives in the future to attract and retain key personnel. The board approved the amendment to the 1994 Plan, subject to stockholder approval.


     The following description of the 1994 Plan is a summary of the principal provisions of the 1994 Plan. If the proposal to create a holding company structure is approved, all references in the 1994 Plan to Bull Run common stock will be deemed to refer to BR Holding common stock. To obtain a copy of the Amended and Restated 1994 Plan, see "Where Stockholders Can Find More Information" on page 121.


     TYPES OF AWARDS. The Bull Run 1994 Long-Term Incentive Plan provides for the granting of options, restricted stock awards and stock appreciation rights ("SARs") (collectively, the "Plan Awards") to directors, employees, consultants and advisors of Bull Run and its subsidiaries to purchase shares of Bull Run common stock.

     PURPOSE. The 1994 Plan is designed to provide a means of giving existing and potential employees, consultants and advisors an increased opportunity to acquire a proprietary interest in Bull Run, thereby maintaining and strengthening their desire to remain with or join Bull Run.

     ADMINISTRATION. The 1994 Plan is administered by the Compensation Committee which consists of two or more persons appointed by Bull Run's board of directors. Subject to any general guidelines established by the Bull Run board, the Compensation Committee has full and final authority to determine the persons to whom, and the time or times at which, Plan Awards are granted, the number of shares subject to each Plan Award, the number of options which will be treated as incentive stock options, the duration of each option, the specific restrictions applicable to restricted stock awards and other Plan Awards, and other terms and provisions of each Plan Award, provided that, in general, options to purchase no more than 750,000 shares may be granted to an individual in any year. The Compensation Committee also has the authority to accelerate the vesting of a stock option or restricted stock award. In determining persons who are to receive options, restricted stock awards or SARs and the number of shares to be covered by each option and restricted stock award, the list of factors the Compensation Committee considers, includes but is not limited to, among other things, the person's position, responsibilities, service, accomplishments and such person's present and future value to Bull Run.

     STOCK OPTIONS. The term of options granted under the 1994 Plan is fixed by the Compensation Committee. However, such term may not exceed 10 years from the date of grant or five years from the date of grant in the case of incentive stock options granted to any 100% or greater stockholder. The purchase price per share of Bull Run common stock purchasable under any option is such price as is fixed by the Compensation Committee; provided, however, that the purchase price of shares of Bull Run common stock issued to participants, other than 10% stockholders upon the exercise of incentive stock options, may not be less than the fair market value of such shares, and in the case of a 10% stockholder may not be less than 110% of such fair market value. The Compensation Committee may provide that options will be exercisable in full at any time or from time to time during the option term or provide for the exercise thereof in such installments at such times as the Compensation Committee determines, subject to the "Change in Control" provisions of the 1994 Plan. Options may be exercised by payment in full of the purchase price, either in cash or, in whole or in part, in Bull Run common stock having a fair market value on the date the option is exercised equal to the option price. The Compensation Committee has the authority to include within any option agreement a provision entitling the optionee to a further option (a "Reload Option") if the optionee exercises the option evidenced by the option agreement, in whole or in part, by surrendering other shares of Bull Run common stock. Any such Reload Option will be for a number of shares of Bull Run common stock equal to the number of surrendered shares, will be exercisable at a price equal to the market value of the Bull Run common stock on the date of exercise of such original option, will become exercisable if the shares purchased by the optionee pursuant to the option agreement are held for a minimum period of time established by the Compensation Committee, and will be subject to such other terms and conditions as the Compensation Committee may determine.

     STOCK APPRECIATION RIGHTS. Upon the exercise of an SAR, the holder thereof will be entitled to receive the excess of the fair market value as of the exercise date of a specified number of shares over the exercise price of the SAR. The exercise price of the SAR may not be less than the fair market value of the shares on the date of grant. Such exercise price and other terms of the SAR will be determined by the Compensation Committee. Payment by Bull Run upon exercise of an SAR may be in cash, stock or other property, or any combination thereof, as the Compensation Committee determines. Unless otherwise determined by the Compensation Committee, any related stock option will no longer be exercisable to the extent that an SAR has been exercised, and the exercise or termination of an option will cancel the related SAR.

     RESTRICTED STOCK. Restricted stock awards may not be disposed of by the recipient until the specified restrictions established by the Compensation Committee lapse. In general, recipients will not be required to provide cash consideration other than any minimum amount required by law. Recipients will have all of the rights of a stockholder of Bull Run with respect to restricted stock awards including the right to vote the shares and the right to receive any cash dividends, unless the Compensation Committee determines otherwise. Upon termination of employment during the restriction period, the restricted stock award will be forfeited, in whole or in part, subject to such exceptions, if any, as may be authorized by the Compensation Committee.

     ADJUSTMENTS AND AMENDMENTS OF THE 1994 PLAN. Adjustments in the 1994 Plan and in outstanding options will be made to reflect stock dividends, recapitalizations and similar events. The board of directors has the right to amend, suspend or terminate the 1994 Plan at any time; provided, however, that unless first duly approved by the holders of Bull Run common stock entitled to vote thereon, no amendment or change may be made in the 1994 Plan:

     - increasing the total number of shares that may be issued under the 1994 Plan;

     - changing the eligibility requirements; or

     - extending the period during which Plan Awards may be granted or exercised under the 1994 Plan.

     The 1994 Plan is not subject to any of the requirements of the Employee Retirement Income Security Act of 1974, as amended. The 1994 Plan is not, nor is it intended to be, qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended.

     EFFECTIVE DATE AND TERM OF THE 1994 PLAN. The 1994 Plan became effective on August 30, 1994. No awards will be granted under the 1994 Plan after August 29, 2004, but unless otherwise expressly provided in the 1994 Plan or an award agreement, a Plan Award may extend beyond such date.

     CHANGE IN CONTROL. The 1994 Plan provides that an option or restricted stock award will automatically be vested and immediately exercisable in full and any restrictions contained in any restricted stock award will automatically terminate upon the occurrence of any of the following events unless the Bull Run board has resolved that options or restricted stock awards shall not automatically vest and restrictions in restricted stock awards shall not automatically terminate:

     - any person becomes the beneficial owner of 30 percent or more of the combined voting power of Bull Run's then outstanding voting securities, unless such ownership by such person has been approved by the Bull Run board;

     - the first day on which shares of Bull Run common stock are purchased pursuant to a tender offer or exchange offer, unless such offer is made by Bull Run or unless such offer has been approved or not opposed by the Bull Run board; or

     - the stockholders of Bull Run have approved an agreement to merge or consolidate with or into another corporation whereby Bull Run is not the surviving corporation or an agreement to sell or otherwise dispose of all or substantially all of Bull Run's assets, including a plan of liquidation.

     NON-ASSIGNABILITY OF PLAN AWARDS. No Plan Award may be assigned or transferred by the recipient, except by will or by the laws of descent and distribution, provided that such restriction on the transfer or assignment of a restricted stock award will expire upon the date of expiration of the related restriction period. During the lifetime of a recipient, Plan Awards may be exercised only by him or his personal representative or guardian. No Plan Award or interest therein may be pledged, attached or otherwise encumbered other than in favor of Bull Run.

     FEDERAL INCOME TAX CONSEQUENCES. The rules concerning the Federal income tax consequences with respect to stock options, SARS and restricted stock awards granted pursuant to the 1994 Plan are quite technical. Moreover, the applicable statutory provisions are subject to change, as are their interpretations and applications which may vary in individual circumstances. Therefore, the following discussion is designed to provide a general understanding of these tax consequence thereof as of the date of this proxy statement. In addition to the tax consequences described below, officers and directors of Bull Run subject to
Section 16(b) of the Securities Exchange Act of 1934, may be subject to special rules regarding the income tax consequences concerning their incentive stock options; nonqualified stock options and restricted shares. In addition, any entitlement to a tax deduction on the part of Bull Run is subject to the applicable Federal tax rules, including, those relating to the $1 million limitation on deductible compensation.

     INCENTIVE STOCK OPTIONS. Options granted or to be granted under the 1994 Plan will be incentive stock options as defined in the Internal Revenue Code, provided that such options satisfy the requirements under the Internal Revenue Code applicable to incentive stock options. In general, neither the grant nor the exercise of an incentive stock option will result in taxable income to the optionee or a deduction to Bull Run. The sale of Bull Run common stock received upon the exercise of an option which satisfies all the requirements of an incentive stock option, as well as the holding period requirement described below, will result in a long-term capital gain or loss to the optionee equal to the difference between the amount realized on the sale and the option price and will not result in a tax deduction to Bull Run. The exercise of an incentive stock option may have implications in the computation of the optionee's alternative minimum tax. To receive capital gain or loss treatment upon the disposition of Bull Run common stock acquired through exercise of an incentive stock option, the optionee must not dispose of the Bull Run common stock purchased pursuant to the exercise of an incentive stock option within two years after the option is granted and must hold such Bull Run common stock for at least one year after the transfer of such Bull Run common stock to the optionee.

     If all requirements for incentive stock option treatment other than the holding period rules are satisfied, the recognition of income by the optionee is deferred until disposition of the Bull Run common stock, but, in general, any gain in an amount equal to the lesser of (i) the fair market value of the Bull Run common stock on the date of exercise minus the option price or (ii) the amount realized on the disposition minus the option price is treated as ordinary income. Any remaining gain is treated as long-term or short-term capital gain depending on the optionee's holding period for the stock that has been sold. Bull Run will generally be entitled to a deduction at that time equal to the amount of ordinary income realized by the optionee.

     The 1994 Plan provides that an optionee may pay for Bull Run common stock received upon the exercise of any option with other shares of Bull Run common stock. In general, an optionee's transfer of stock acquired pursuant to the exercise of an incentive stock option to acquire other stock in connection with the exercise of an incentive stock option may result in ordinary income if the transferred stock has not met the minimum statutory holding period necessary for favorable tax treatment as an incentive stock option. For example, if an optionee exercises an incentive stock option and uses the stock so acquired to exercise another incentive stock option within the two-year or one-year holding periods discussed above, the optionee may realize ordinary income under the rules summarized above.

     NONQUALIFIED STOCK OPTIONS. An optionee will realize no taxable income upon the grant of a non-qualified stock option and Bull Run will not receive a deduction at the time of such grant unless the option has a readily ascertainable fair market value as determined under applicable tax law at the time of grant. Upon exercise of a non-qualified stock option, the optionee generally will realize ordinary income in an amount equal to the excess of the fair market value of the Bull Run common stock on the date of exercise over the exercise price. Upon a subsequent sale of the Bull Run common stock by the optionee, the optionee will recognize short-term or long-term capital gain or loss depending upon his or her holding period for the Bull Run common stock. Bull Run will generally be allowed a deduction equal to the amount recognized by the optionee as ordinary income.

     SARS. Generally, no Federal income tax consequences are incurred by Bull Run or the holder at the time an SAR is granted pursuant to the 1994 Plan. However, upon the exercise of an SAR, the holder will generally realize ordinary income for Federal income tax purposes equal to the amount of cash or the value of property received by him or her. Bull Run generally will be entitled at such time to a deduction for Federal income tax purposes in the same amount realized as ordinary income. If a holder of an SAR receives Bull Run common stock upon the exercise of such right and subsequently disposes of such Bull Run common stock, any gain or loss realized upon the sale will be either long-term or short-term capital gain or loss, depending on the holder's holding period for the Bull Run common stock that has been sold.

     RESTRICTED STOCK AWARDS. The Federal income tax consequences of a restricted stock award granted under the 1994 Plan will depend, in large measure, on the restrictions placed on the stock.

     In general, if the stock is "not transferable" and subject to a "substantial risk of forfeiture," as described above, then, unless the recipient makes an 83(b) election, he or she will recognize ordinary income equal to the fair market value of the stock in the year the stock is either transferable or not subject to a substantial risk of forfeiture over the price, if any, paid for the stock. If the recipient makes an 83(b) election, he or she will recognize ordinary income equal to the fair market value of the stock at the time of the award over the price, if any, paid for the stock. Any gain or loss on a subsequent sale of the stock will be his or her long- or short-term capital gain or loss depending on the recipient's holding period for the stock disposed. Bull Run will generally be entitled to a deduction equal to the amount of ordinary income recognized by the recipient.

VOTE REQUIRED AND BOARD RECOMMENDATION

     Approval of the amendment to the 1994 Plan requires the affirmative vote of the majority of the shares of Bull Run present in person or represented by proxy at the Bull Run meeting and entitled to vote on the proposal, provided that the total vote cast on such proposal represents over 50% in interest of all shares entitled to vote on the proposal. The approval of the amendment is required in order to effectuate the holding company reorganization and the acquisition by Bull Run of Capital, Host and Universal. For this reason and because the board believes that options are a key element of Bull Run's compensation policy, the board approved and declared advisable the amendment to the 1994 Plan, believes that such amendment is in its stockholders' best interest and recommends that stockholders of Bull Run vote their shares "for" approval of the amendment to the 1994 Plan.

                                  PROPOSAL 4:
                             ELECTION OF DIRECTORS

NOMINEES

     At the Bull Run meeting, five directors are to be elected to hold office (subject to Bull Run's bylaws) until the next annual meeting of stockholders and until their successors have been elected and qualified. In case any nominee listed in the table below should be unavailable for any reason, which management has no reason to anticipate, the proxy will be voted for any substitute nominee or nominees who may be selected by management prior to or at the meeting or, if no substitute is selected by management prior to or at the meeting, for a motion to reduce the membership of the board to the number of nominees available. If the holding company reorganization and the mergers are completed the nominees listed in the table below will thereupon become the directors of BR Holding and will hold office until the next annual meeting of stockholders and until their successors have been elected and qualified.

     Set forth below is information concerning each of the nominees.

                                  PRINCIPAL OCCUPATION                 AMOUNT AND NATURE OF
                                 DURING THE PAST-FIVE-                 BENEFICIAL OWNERSHIP
                                 YEARS, ANY OFFICE HELD   YEAR FIRST    OF BULL RUN COMMON
                                WITH BULL RUN, AND OTHER  ELECTED A        STOCK AS OF        PERCENTAGE
NAME                      AGE        DIRECTORSHIPS         DIRECTOR       JUNE 30, 1999        OF-CLASS
----                      ---   ------------------------  ----------   --------------------   ----------
J. Mack Robinson........  76    Chairman of the Board        1992           6,891,706(1)(2)(3)     30.6%
                                since 1994 and Secretary
                                and Treasurer of Bull
                                Run in 1994; Chairman of
                                the Board and President
                                of Delta Life Insurance
                                Company since 1958;
                                President of Atlantic
                                American Corporation,
                                (an insurance holding
                                company) from 1988 to
                                1995, and Chairman of
                                the Board of Atlantic
                                American Corporation
                                since 1974; director of
                                Gray Communications
                                Systems, Inc., (a media
                                corporation); President
                                and Chief Executive
                                Officer of Gray
                                Communications Systems,
                                Inc. since 1996;
                                director emeritus of
                                Wachovia Corporation

                                  PRINCIPAL OCCUPATION                 AMOUNT AND NATURE OF
                                 DURING THE PAST-FIVE-                 BENEFICIAL OWNERSHIP
                                 YEARS, ANY OFFICE HELD   YEAR FIRST    OF BULL RUN COMMON
                                WITH BULL RUN, AND OTHER  ELECTED A        STOCK AS OF        PERCENTAGE
NAME                      AGE        DIRECTORSHIPS         DIRECTOR       JUNE 30, 1999        OF-CLASS
----                      ---   ------------------------  ----------   --------------------   ----------
Gerald N. Agranoff......  52    General counsel to and a     1990              90,000(1)      less than
                                general 1990 partner of                                            1.0%
                                Plaza Securities Company
                                and Edelman Securities
                                Company, L.P.
                                (investment firms),
                                having been affiliated
                                with such companies
                                since 1982; Vice
                                President, General
                                Counsel and a director
                                of Datapoint Corporation
                                (a hardware and software
                                sales and services
                                company); director of
                                Canal Capital
                                Corporation, Atlantic
                                Gulf Communities
                                Corporation and American
                                Energy Group, Ltd.
James W. Busby..........  45    Retired; President of        1994           2,295,906(1)(4)       10.2%
                                Datasouth Computer
                                Corporation, a
                                subsidiary of Bull Run,
                                from 1984 to 1997; one
                                of the founders of
                                Datasouth in 1977,
                                serving as Secretary
                                from 1977 until 1984
Hilton H. Howell, Jr....  38    Vice President and           1994           1,916,050(1)(5)        8.5%
                                Secretary of Bull Run
                                since 1994; President
                                and Chief Executive
                                Officer of Atlantic
                                American Corporation (an
                                insurance holding
                                company) since 1995 and
                                Executive Vice President
                                from 1992 to 1995;
                                Executive Vice President
                                and General Counsel of
                                Delta Life Insurance
                                Company and Delta Fire &
                                Casualty Insurance Co.
                                since 1991; director of
                                Gray Communications
                                Systems, Inc.

                                  PRINCIPAL OCCUPATION                 AMOUNT AND NATURE OF
                                 DURING THE PAST-FIVE-                 BENEFICIAL OWNERSHIP
                                 YEARS, ANY OFFICE HELD   YEAR FIRST    OF BULL RUN COMMON
                                WITH BULL RUN, AND OTHER  ELECTED A        STOCK AS OF        PERCENTAGE
NAME                      AGE        DIRECTORSHIPS         DIRECTOR       JUNE 30, 1999        OF-CLASS
----                      ---   ------------------------  ----------   --------------------   ----------
Robert S. Prather,        54    President and Chief          1992           3,010,598(1)(2)       13.3%
  Jr....................        Executive Officer of
                                Bull Run since 1992;
                                director of Gray
                                Communications Systems,
                                Inc. since 1993 and
                                Executive Vice President
                                since 1996; director of
                                The Morgan Group, Inc.;
                                director of Rawlings
                                Sporting Goods Company,
                                Inc.

-------------------------

(1) Includes shares subject to currently exercisable options, as follows: Mr. Agranoff -- 90,000 shares; Mr. Prather -- 250,000 shares; Mr.
    Robinson -- 50,000 shares; Mr. Busby -- 5,000 shares; and Mr.
    Howell -- 125,000 shares.

(2) Includes 2,660,598 shares owned by Robinson-Prather Partnership, the general partners of which are Robert S. Prather, Jr., J. Mack Robinson, Harriett J. Robinson (the wife of Mr. Robinson), Harriett J. Robinson, as trustee for the Robin M. Robinson Trust, Harriett J. Robinson, as trustee for the Jill
    E. Robinson Trust; and Gulf Capital Services, Ltd. The partnership agreement for Robinson-Prather Partnership provides that Messrs. Prather and Robinson have the exclusive control of the day-to-day operations of the partnership, including the power to vote or dispose of the shares owned by Robinson-Prather Partnership. Each of Messrs. Robinson and Prather disclaims beneficial ownership of the shares owned by Robinson-Prather Partnership, except to the extent of his pecuniary interest in such shares, which is less than the amount disclosed.

(3) Includes: 1,146,358 shares owned directly by Mr. Robinson; 310,500 shares owned directly by Harriett J. Robinson, Mr. Robinson's wife; 425,000 shares owned directly by the Robin M. Robinson Trust and 507,500 shares owned directly by the Jill E. Robinson Trust, of each of which Mrs. Robinson is the trustee; and an aggregate of 1,791,050 shares owned by Delta Fire & Casualty Insurance Co., Insurance Company, Delta Life Bankers Fidelity Life Insurance Co. and Georgia Casualty and Surety Co., of each of which Mr. Robinson is chairman of the board, president and/or principal stockholder (or the subsidiaries of the same). Each of Mr. and Mrs. Robinson disclaims beneficial ownership of the shares owned by the Robin M. Robinson Trust, the Jill E. Robinson Trust, Delta Fire & Casualty Insurance Co., Delta Life Insurance Company, Bankers Fidelity Life Insurance Co., Georgia Casualty & Surety Co. and each other.

(4) Includes an aggregate of 62,044 shares owned by Mr. Busby's two children.

(5) Represents an aggregate of 1,791,050 shares owned by Delta Fire & Casualty Insurance Co., Delta Life Insurance Co., Bankers Fidelity Life Insurance Co., and Georgia Casualty & Surety Co., of each of which Mr. Howell is Executive Vice President. Mr. Howell is married to Robin R. Howell, Mr. Robinson's daughter and a beneficiary of the Robin M. Robinson Trust, which is a general partner of Robinson-Prather Partnership. Mr. Howell disclaims beneficial ownership of the shares of

Common Stock owned by Delta Fire & Casualty Insurance Co., Delta Life Insurance Company, Bankers Fidelity Life Insurance Co., Georgia Casualty & Surety Co., Robinson-Prather Partnership, and the Robin M. Robinson Trust.

     Except as noted in the footnotes above, (i) none of such shares is known by Bull Run to be shares with respect to which such beneficial owner has the right to acquire such shares and (ii) Bull Run believes that the beneficial holders listed above have sole voting and investment power regarding the shares shown as being beneficially owned by them.

     As of June 30, 1999, all directors and executive officers of Bull Run as a group (six persons) owned 9,832,752 shares of Bull Run common stock, representing 42.7% of the outstanding shares (including 592,000 shares purchasable on or within 60 days from such date pursuant to the exercise of stock options).

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires Bull Run's directors and executive officers, and persons who own more than 10 percent of the Bull Run common stock, to file with the Securities and Exchange Commission initial reports of ownership (Form 3) and reports of changes in ownership (Forms 4 and 5) of Common Stock. To Bull Run knowledge, based solely on review of the copies of such reports furnished to Bull Run and representations that no other reports were required, during the year ended December 31, 1998 all Section 16(a) filing requirements applicable to Bull Run's officers, directors and greater than 10 percent beneficial owners were met.

ADDITIONAL APPOINTEES TO THE BOARD OF DIRECTORS OF BULL RUN

     The merger agreement with Capital, Host and USA provides that, upon the completion of the mergers, Charles L. Jarvie, the president and chief operating officer of Host, and W. James Host, the chief executive officer of Host, will be appointed to the BR Holding board. Set forth below is certain information concerning each of such persons.

     W. JAMES HOST, age 61. Mr. Host has been the Chief Executive Officer and a director of Host since founding the company in 1972, and has been a director of Universal since 1995.

     CHARLES L. JARVIE, age 61. Mr. Jarvie has served as Chairman of the Board of Universal since 1995, previously serving as Chief Executive Officer from 1995 to 1997, and has been President and Chief Operating Officer and a director of Host since 1992. Mr. Jarvie is the father of Douglas L. Jarvie.

STOCKHOLDERS' AGREEMENT

     Charles L. Jarvie, Douglas L. Jarvie, W. James Host, principal stockholders of Host, the Robinson-Prather Partnership, a principal stockholder of Bull Run, and Hilton H. Howell Jr., a director of Bull Run, have entered into a stockholders agreement under which they have agreed, for a period of seven years, to vote all of their shares of BR Holding in favor of the election or re-election of Robert S. Prather, Jr., J. Mack Robinson, Hilton H. Howell, Jr., Charles L. Jarvie, W. James Host and any designee of the Robinson-Prather Partnership to the board of directors of BR Holding. If any of Messrs. Prather, Robinson, Howell, C. Jarvie, D. Jarvie or Host ceases beneficially to own BR Holding capital stock representing 50% or more of the total voting power of capital stock of the BR Holding capital stock that was beneficially owned by him immediately after giving effect to the mergers, he will cease to be entitled to be elected a director, and will no longer have any rights, under the stockholders' agreement. In addition, the stockholders agreement provides that, during its term, Messrs C. Jarvie, D. Jarvie and Host will vote all of their shares of BR Holding in a manner designated by the Robinson-Prather Partnership.

BOARD COMMITTEES AND MEMBERSHIP

     The Bull Run board has an Audit Committee, the purpose of which is to review and evaluate the results and scope of the audit and other services provided by Bull Run's independent auditors, as well as Bull Run's accounting principles and system of internal accounting controls, and to review and approve any transactions between Bull Run and its directors, officers or significant stockholders. The Audit Committee held one meeting during 1998. The members of the Audit Committee are Messrs. Agranoff, Busby and Howell.

     The Bull Run board has a Management Compensation and Stock Option Committee, the purpose of which is to set the compensation of Bull Run's President and Chief Executive Officer and other executive officers and to review executive job performance, as well as the overall management compensation program. The Compensation and Stock Option Committee held one meeting in 1998, and its members are Messrs. Agranoff, Busby and Robinson.

     Bull Run does not have a nominating committee. The Bull Run board held three meetings during 1997. During 1997, each of the directors standing for election attended at least 75% of the aggregate number of meetings of the board and meetings of all committees of the board on which such directors served.

COMPENSATION

     The following table contains information about the compensation earned by Bull Run's President and Chief Executive Officer and the other executive officers of Bull Run who earned more than $100,000 for the year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                                    LONG TERM
                                                               COMPENSATION AWARDS
                                                           ----------------------------
                                     ANNUAL COMPENSATION   RESTRICTED     SECURITIES
                                     -------------------     STOCK        UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR    SALARY     BONUS       AWARDS     OPTIONS SARS(#)   COMPENSATION
---------------------------   ----   --------   --------   ----------   ---------------   ------------
Robert S. Prather, Jr.,       1998   $339,580   $125,000      --                    --       $9,600(1)
  President and Chief         1997   $332,018   $100,000      --        300,000 shares       $9,500(1)
  Executive Officer of Bull   1996   $299,240   $125,000      --                    --       $9,000(1)
  Run
Frederick J. Erickson,        1998   $122,962   $ 22,450      --                    --       $9,600(1)
  Vice President -- Finance   1997   $112,831   $ 12,626      --                    --       $7,854(1)
  of Bull Run and Executive   1996   $100,005   $ 30,063      --                    --       $7,385(1)
  Vice President of
  Datasouth

-------------------------

(1) Consists of employer contributions to the defined contribution retirement plan.

     Robert S. Prather, Jr. a director who is also an employee of Bull Run, receives no fees for his services as a director. Directors who are not employees of Bull Run or its subsidiaries were paid a fee of $2,250 per quarter in 1998 for their services as directors and are reimbursed for their expenses for each meeting attended. Directors who are not employees of Bull Run or its subsidiaries are eligible to receive stock options under Bull Run's Non-Employee Directors' 1994 Stock Option Plan. In 1998, each of Mr. Gerald N. Agranoff and Mr. James W. Busby, directors of Bull Run, was granted an option to purchase up to 5,000 shares of Common Stock at an exercise price of $4.38 per share (the market value of Bull Run common stock on the date of grant) under the 1994 Non-Employee Directors' Plan. In 1997, each of Mr. Alex C. Ritchie (a former director who resigned June 30, 1997) and Mr. Agranoff was granted an option to purchase up to 5,000 shares of Bull Run common stock at an exercise price of $2.38 per share (the market value of Bull Run common stock on the date of grant) under the 1994 Non-Employee Directors' Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     J. Mack Robinson, Gerald N. Agranoff and James W. Busby are the members of Bull Run's Compensation and Stock Option Committee. Mr. Robinson, Chairman of the Company, is also President and Chief Executive Officer of Gray Communications Systems, Inc., Bull Run's 16.9%-owned affiliate, and serves on the Compensation Committee of Gray. Robert S. Prather, Jr., President, Chief Executive Officer and a director of Bull Run, is also Executive Vice President and a director of Gray. Hilton H. Howell, Jr., Vice President, Secretary and a director of Bull Run, is also a director of Gray. Mr. Busby was President of Datasouth Computer Corporation, Bull Run's wholly owned subsidiary, from 1984 until his retirement in 1997.

     Bull Run provides consulting services to Gray from time to time in connection with Gray's acquisitions, dispositions and acquisition financing. During 1998, Bull Run charged Gray fees totaling $1,980,000 for such services.

EMPLOYMENT AGREEMENTS

     Robert S. Prather, Jr. is a party to an employment agreement with Bull Run expiring in December 1999. Mr. Prather's agreement provides that he will serve as President and Chief Executive Officer of Bull Run at an annual salary of $325,000, subject to increase at the discretion of the Bull Run board of directors.

     Datasouth, Bull Run's wholly-owned subsidiary, has entered into an agreement dated March 31, 1997 with Frederick J. Erickson, Datasouth's Executive Vice President -- Finance & Administration, Chief Financial Officer, Treasurer, and Secretary. The agreement is for a term of three years and obligates Datasouth to pay Mr. Erickson 100% of his annual base salary for a 12-month period in the event employment is terminated within 12 months of a "Change of Control" of Datasouth, as defined in the agreement. Furthermore, the agreement obligates Datasouth to continue to provide medical and dental benefits and life insurance coverage to Mr. Erickson for a period of one year following termination.

STOCK OPTIONS

     There were no grants of options by Bull Run to the named executive officers set forth in the table above during the year ended December 31, 1998.

     The following table sets forth information concerning outstanding and unexercised options held by the named executive officers set forth in the table above as of December 31, 1998.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                             VALUE OF      UNEXERCISABLE
                                                                CLOSING    UNEXERCISABLE      IN-THE-
                       EXERCISABLE   UNEXERCISABLE   EXERCISE    PRICE@    IN-THE-MONEY        MONEY
NAME                     OPTIONS        OPTIONS       PRICE     12/31/98      OPTIONS         OPTIONS
----                   -----------   -------------   --------   --------   -------------   -------------
Robert S. Prather,
  Jr. ...............     75,000                      $0.75      $3.38        $    --        $196,875
                          75,000                      $1.48      $3.38             --         142,266
                         200,000        100,000       $2.68      $3.38         69,375         138,750
                         -------        -------                               -------        --------
                         350,000        100,000                               $69,375        $477,891
Frederick J.
  Erickson...........     72,000                      $0.88      $3.38        $    --        $180,000

REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE

     Bull Run's executive compensation program is administered by the Management Compensation and Stock Option Committee of the board of directors, a committee currently composed of Gerald N. Agranoff, James W. Busby and J. Mack Robinson, all of whom are non-employee directors. The Compensation Committee makes recommendations to the board of directors concerning the overall philosophy of Bull Run's executive compensation program, which consists of base salaries, annual incentives and long-term incentives, and makes determinations with respect to the grant of incentive awards, stock options and restricted stock awards to the executive officers and employees of Bull Run and its subsidiaries.

     EXECUTIVE COMPENSATION PHILOSOPHY. Bull Run's executive compensation program is designed to attract, retain and motivate qualified executive personnel by recognizing and rewarding their accomplishments in support of Bull Run and its subsidiaries' businesses. The Compensation Committee's approach to structuring the total compensation package emphasizes base salary and annual incentive opportunities, along with significant long-term incentive opportunities that strongly link executive rewards to long-term stockholder value creation. Bull Run does not provide any significant executive perquisites as part of this total compensation package.

     COMPETITIVE MARKET REVIEWS. Each year the Compensation Committee reviews Bull Run's executive compensation philosophy and the effectiveness and competitiveness of key executive compensation programs. The Compensation Committee determines what changes, if any, are appropriate in the compensation programs for the following year. In conducting this annual review, the Compensation Committee may use salary surveys, reports and other data prepared by independent compensation consultants, although it did not do so in 1998.

     COMPONENTS OF THE EXECUTIVE COMPENSATION PROGRAM. The Compensation Committee's policy for determining an executive's base salary, annual incentive award and long-term incentive compensation is based on the responsibility of such executive, his impact on the operations and profitability of Bull Run or of the business unit for which such executive has operating responsibility and the knowledge and experience of such executive. The following describes the various factors affecting the Compensation Committee's decisions relating to each component of Bull Run's executive compensation package:

          Base Salary. Base salary is intended to provide compensation equal to the average compensation levels at comparable companies for equivalent positions. Although the Compensation comparable, as well believes that its compensation structure is similar to that of other comparable companies, it did not specifically compare such structure with that of other companies in 1998.

          Annual Incentive Awards. Each executive officer is eligible to receive an annual cash incentive award. The amount of the award, like the base salary level, is set with reference to competitive conditions, as will as to the individual's responsibility, knowledge, and experience, and his contribution to Bull Run or to the business unit for which the individual is responsible. Since these determinations are subjective in nature, the Compensation Committee does not assign relative weights to the matters considered. In 1998, the annual incentive award for Messrs. Prather (President and Chief Executive Officer) and Erickson (Vice
     President -- Finance) represented 36% and 17%, respectively, of their base salaries. In settling the amount of these incentive awards, the Corporation Committee considered a number of improvements in the Company's operations and results in 1998 as compared to 1997, including the 38% increase in Bull Run's revenue from printer operations and the 138% increase in Bull Run's consulting fee income.

          Long-Term Incentive Compensation. Bull Run's long-term incentive compensation program is designed to provide equity awards, which are intended to be directly related to the creation of value for Bull Run's stockholders. Long-term incentive compensation consists principally of stock options which generally vest over a period of three to five years. The principal purpose of the long-term incentive compensation program is to reward Bull Run's executives for enhancing the value of Bull Run and, hence, the price of Bull Run common stock and, therefore, stockholders' return. Additionally, this component of the compensation program (through deferred vesting) is designed to create an incentive for the individual to remain with Bull Run. During 1998, no options were granted to the executive officers of Bull Run because such officers had received stock option grants in previous years.

          Benefits. Bull Run offers basic benefits, such as medical, life and disability insurance, which Bull Run believes are comparable to those provided by other companies similar to Bull Run. Bull Run does not have an executive retirement plan nor does it provide other benefits, such as country club memberships, financial counseling or supplemental medical plans.

          Chief Executive Officer. Mr. Prather's base salary for 1998 was set in accordance with his employment agreement and the amount of his annual incentive award for 1998 was based on the philosophy and programs described above. The 1998 annual incentive award principally reflected the achievement of many of Bull Run's 1998 business objectives and also included the Compensation Committee's subjective evaluation of Mr. Prather's performance during 1998.

MEMBERS OF THE MANAGEMENT COMPENSATION AND STOCK OPTION COMMITTEE

     The members of the Management Compensation and Stock Option Committee are:

                               Gerald N. Agranoff
                                 James W. Busby
                                J. Mack Robinson


CERTAIN TRANSACTIONS


     Bull Run leases office space from Delta Life Insurance Company, a company of which J. Mack Robinson is chairman of the board and principal stockholder. Mr. Robinson is the chairman of the board of Bull Run. The term of the lease is for 10 years beginning January 1, 1993 and requires total basic annual rent payments of $164,976 over the 10-year term, plus a pro rata share of expenses.

     In 1998, Bull Run purchased under its previously announced Stock Repurchase Program, 40,000 shares of Bull Run common stock from Gerald N. Agranoff, a director of Bull Run, for $3.69 per share, the market price of the Bull Run common stock on the date of the purchase. Also in 1998, James W. Busby, a director of Bull Run, exercised an option to purchase 225,000 shares of Bull Run common stock at $.96 per share by exchanging 50,956 shares of Bull Run common stock at its then current market price of $4.25 per share. In 1997, Bull Run purchased under the Stock Repurchase Program, 500,000 shares of Bull Run common stock from Mr. Busby for $2.50 per share, the market price of the Bull Run common stock on the date of the purchase.

     In connection with a commitment to lend up to $52.9 million to Bull Run, Mr. Robinson, Bull Run's chairman of the board, executed a put agreement in favor of the bank, for which he received no compensation. Such agreement provides that if Bull Run defaults on its bank loan, Mr. Robinson will repay the amount of such loan to the bank. If Mr. Robinson is obligated to pay such amount, he would have the right to any or all of Bull Run's collateral under such loan as would be necessary for him to recoup his obligation, with such collateral including Bull Run's investments in Gray class A common stock, warrants to purchase Gray class A common stock, and Gray series A and series B preferred stocks, Host common stock, Capital common stock, Sarkes Tarzian common stock, Total Sports preferred stock, common stock of Rawlings and warrants to purchase Rawlings common stock. Mr. Robinson will be released from the put agreement under certain conditions, which could include repayment of some or all of the debt and/or appreciation in value of Gray and Rawlings common stocks, which are publicly-traded securities, in order to achieve the bank's required margin of loan balance to assigned collateral value.

     On March 1, 1999, Bull Run executed an option agreement with Gray, whereby Gray has the option until May 31, 1999 to acquire the Sarkes Tarzian investment from Bull Run for $10 million plus related costs. Gray has the ability to extend the option period in 30 day increments at a fee of $66,700 per extension, and has extended this option through September 30, 1999. In connection with the option agreement, Bull Run received from Gray warrants to acquire 100,000 shares of Gray's class B common stock at $13.625 per share. The warrants will vest immediately upon Gray's exercise of the option. The warrants expire 10 years from the date on which Gray exercises its option.

     Host and Bull Run have entered into an agreement providing that if the merger agreement is terminated, Bull Run will buy all of the share of Total Sports, Inc. held by Host for $3,976,000.

PERFORMANCE GRAPH



     The following graph compares the cumulative total return on Bull Run common stock during the past five years with the cumulative total return during the same period of the stocks which comprise the Nasdaq Stock Market (U.S. companies), Nasdaq Computer and Office Equipment Index and NYSE Television Broadcasting Stations Index.



     The Nasdaq Stock Market (U.S. companies), the Nasdaq Computer and Office Equipment Index and the NYSE Television Broadcasting Stations Index are weighted by market capitalization. Bull Run has selected the NYSE Television Broadcasting Stations Index as a result of its significant investment in Gray Communications and the Nasdaq Computer and Office Equipment Index, which is the industry in which Bull Run's wholly-owned subsidiary, Datasouth, operates.



     The graph reflects the investment of $100 on December 31, 1993 in Bull Run common stock, in the stocks in the Nasdaq Stock Market (U.S. companies), the Nasdaq Computer and Office Equipment Index and the NYSE Television Broadcasting Stations Index. Dividends are assumed to have been reinvested as paid.

       COMPARISON OF TOTAL CUMULATIVE RETURN AMONG BULL RUN CORPORATION,
          NASDAQ STOCK MARKET INDEX (U.S. COMPANIES), NASDAQ COMPUTER
                           AND OFFICE EQUIPMENT INDEX
                AND NYSE TELEVISION BROADCASTING STATIONS INDEX
[LINE GRAPH]

                            Nasdaq            Nasdaq             NYSE
                            Stock            Computer         Television
                            Market          and Office       Broadcasting
 Measurement Period         (U.S.           Equipment          Stations          Bull Run
(Fiscal Year Covered)     Companies)          Index             Index          Corporation
12/31/93                         100.00            100.00            100.00            100.00
12/31/94                          97.75            114.89            123.00            104.00
12/31/95                         138.26            184.62            177.54            185.00
12/31/96                         170.02            254.32            217.63            136.00
12/31/97                         208.30            306.81            421.19            246.00
12/31/98                         293.52            677.37            610.88            216.00

-------------------------

Nasdaq Computer and Office Equipment Index includes companies whose SIC (Standard Industrial Classification) begins with 357.

NYSE Television Broadcasting Stations Index includes companies whose SIC (Standard Industrial Classification) begins with 483.

                                  PROPOSAL 5:
                    CONFIRMATION OF APPOINTMENT OF AUDITORS

     The Bull Run board of directors recommends that the stockholders confirm the appointment of Ernst & Young LLP to audit the books and accounts of Bull Run and, subsequent to the holding company reorganization as contemplated by Proposal 1, BR Holding for the year ending December 31, 1999.

     Representatives of Ernst & Young LLP are expected to be available at the meeting of stockholders to respond to appropriate questions and will be given the opportunity to make a statement if they so desire.

                                    EXPERTS

     The consolidated financial statements of Bull Run Corporation at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Gray Communications Systems, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Rawlings Sporting Goods Company, Inc. at August 31, 1998 and for the year then ended, not separately included in this proxy statement/prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Capital Sports Properties, Inc. at June 30, 1998 and 1997, and for each of the years then ended, included in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Capital Sports Properties, Inc. for the six months ended June 30, 1996 and the year ended December 31, 1995, included in this proxy statement/prospectus, have been audited by KPMG LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Host Communications, Inc. at June 30, 1998 and 1997, and for each of the years then ended included in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Host Communications, Inc. for the year ended June 30, 1996, included in this proxy statement/prospectus, have been audited by KPMG LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Universal Sports America, Inc. at June 30, 1998 and 1997, and for each of the years then ended included in this proxy statement/prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Universal Sports America, Inc. for the year ended June 30, 1996, included in this proxy statement/prospectus, have been included in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the shares of BR Holding common stock to be issued in connection with the reorganization and the mergers have been passed upon for Bull Run and BR Holding by Alston & Bird, LLP, Atlanta, Georgia.

                     RELATIONSHIP WITH INDEPENDENT AUDITORS

     Representatives of Ernst & Young LLP will be present at the meeting and will be available to respond to appropriate questions and have the opportunity to make a statement if they desire.

                             STOCKHOLDER PROPOSALS

     If a Bull Run stockholder notifies Bull Run after January 14, 2000 of an intent to present a proposal at Bull Run's 2000 Annual Meeting, Bull Run will have the right to exercise its discretionary voting authority with respect to such proposal, if presented at the meeting, without including information regarding such proposal in its proxy materials. Stockholder proposals to be presented at the 2000 Annual Meeting must be received by Bull Run on or before December 15, 1999 for inclusion in the proxy statement and proxy card relating to that meeting. Such proposals must also meet the other requirements of the rules of the Securities and Exchange Commission relating to stockholders' proposals.

                  WHERE STOCKHOLDERS CAN FIND MORE INFORMATION

     Bull Run files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Stockholders may read and copy this information at the following locations of the Securities and Exchange Commission:

Securities and Exchange Commission      Securities and Exchange Commission
Judiciary Plaza, Room 1024              Citicorp Center
450 Fifth Street, N.W.                  500 West Madison Street, Suite 1400
Washington, D.C. 20549                  Chicago, Illinois 60661

Securities and Exchange Commission
Seven World Trade Center,
Suite 1300
New York, New York 10048

     Stockholders can also obtain copies of this information by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates.

     The Securities and Exchange Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Bull Run, who file electronically with the Securities and Exchange Commission. The address of that site is http://www.sec.gov.

     No financial information has been provided for BR Holding since it is a newly formed entity that has not, to date, conducted any activities other than those incident to its formation and its execution and documents relating to the reorganization and the mergers.

     BR Holding has filed with the Securities and Exchange Commission a registration statement on Form S-4 that registers the shares of BR Holding common stock to be issued in exchange for shares of Capital, Host and Universal stock upon completion of the mergers. That registration statement, including the attached exhibits and schedules, contains additional relevant information about Bull Run, BR Holding, and the BR Holding common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this proxy statement/prospectus.

     You can obtain any of the documents referred to in this proxy statement/prospectus through Bull Run without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit to this proxy statement/ prospectus. You can obtain documents incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from Bull Run at the following address:

                          Bull Run Corporation
                          4370 Peachtree Road, N.E.
                          Atlanta, Georgia 30319
                          (404) 266-8333
                          Attention: Investor Relations

     If you would like to request documents, please do so by September 3, 1999 to receive them before the Bull Run stockholders' meeting.

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ABOUT THE MERGERS OR OUR COMPANY THAT IS DIFFERENT FROM, OR IN ADDITION TO, THAT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS OR IN ANY OF THE MATERIALS THAT WE HAVE INCORPORATED BY REFERENCE INTO THIS DOCUMENT. THEREFORE, IF ANYONE DOES GIVE YOU INFORMATION OF THIS SORT, YOU SHOULD NOT RELY ON IT. IF YOU ARE IN A JURISDICTION WHERE OFFERS TO EXCHANGE OR SELL, OR SOLICITATIONS OF OFFERS TO EXCHANGE OR PURCHASE, THE SECURITIES OFFERED BY THIS DOCUMENT OR THE SOLICITATION OF PROXIES IS UNLAWFUL, OR IF YOU ARE A PERSON TO WHOM IT IS UNLAWFUL TO DIRECT THESE TYPES OF ACTIVITIES, THEN THE OFFER PRESENTED IN THIS DOCUMENT DOES NOT EXTEND TO YOU. THE INFORMATION CONTAINED IN THIS DOCUMENT SPEAKS ONLY AS OF THE DATE OF THIS DOCUMENT, UNLESS THE INFORMATION SPECIFICALLY INDICATES THAT ANOTHER DATE APPLIES.

                           FORWARD-LOOKING STATEMENTS

     This proxy statement/prospectus contains forward-looking statements. These statements relate to future events or the future financial performance of Bull Run. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. These statements only reflect management's expectations and estimates. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined on pages 12 to 16 under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statements. We are not undertaking any obligations to update any forward-looking statements contained in this proxy statement/prospectus to reflect any future events or developments.

                         INDEX TO FINANCIAL STATEMENTS

Bull Run Corporation
  Report of Independent Auditors............................    F-3
  Report of Independent Public Accountants..................    F-4
  Consolidated Balance Sheets as of December 31, 1998 and
     1997...................................................    F-5
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1997 and 1996.......................    F-6
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1998, 1997 and 1996...........    F-7
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996.......................    F-8
  Notes to Consolidated Financial Statements................   F-10
Condensed Consolidated Balance Sheet as of March 31, 1999
  (Unaudited)...............................................   F-26
Condensed Consolidated Statements of Operations and Retained
  Earnings for the three months ended March 31, 1999 and
  1998 (Unaudited)..........................................   F-27
Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 1999 and 1998 (Unaudited)....   F-28
Notes to Condensed Consolidated Financial Statements........   F-29
Gray Communications Systems, Inc.
  Report of Independent Auditors............................   F-32
  Consolidated Balance Sheets as of December 31, 1998 and
     1997...................................................   F-34
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1997 and 1996.......................   F-36
  Consolidated Statements of Stockholders' Equity for the
     years ended December 31, 1998, 1997 and 1996...........   F-38
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996.......................   F-41
  Notes to Consolidated Financial Statements................   F-43
Condensed Consolidated Balance Sheet as of March 31, 1999
  (Unaudited)...............................................   F-67
Condensed Consolidated Statements of Operations for the
  three months ended March 31, 1999 and 1998 (Unaudited)....   F-69
Condensed Consolidated Statement of Stockholders' Equity for
  the three months ended March 31, 1999 (Unaudited).........   F-70
Condensed Consolidated Statements of Cash Flows for the
  three months ended March 31, 1999 and 1998 (Unaudited)....   F-71
Notes to Condensed Consolidated Financial Statements........   F-72
Capital Sports Properties, Inc.
  Report of Independent Auditors............................   F-75
  Independent Auditors' Report..............................   F-76
  Balance Sheets as of June 30, 1998 and 1997...............   F-77
  Statements of Income and Retained Earnings for the years
     ended June 30, 1998 and 1997, the six months ended June
     30, 1996 and the year ended December 31, 1995..........   F-78
  Statements of Cash Flows for the years ended June 30, 1998 and 1997, the six months ended June 30, 1996 and the
     year ended December 31, 1995...........................   F-79
  Notes to Financial Statements.............................   F-80
  Condensed Balance Sheet as of March 31, 1999
     (Unaudited)............................................   F-84
  Condensed Statements of Income and Retained Earnings for
     the nine months ended March 31, 1999 and 1998
     (Unaudited)............................................   F-85

  Condensed Statements of Cash Flows for the nine months
     ended March 31, 1999 and 1998 (Unaudited)..............   F-86
  Notes to Condensed Financial Statements...................   F-87
Host Communications, Inc.
  Report of Independent Auditors............................   F-89
  Independent Auditors' Report..............................   F-90
  Consolidated Balance Sheets as of June 30, 1998 and
     1997...................................................   F-91
  Consolidated Statements of Income for the years ended June
     30, 1998, 1997 and 1996................................   F-92
  Consolidated Statements of Stockholders' Equity for the
     years ended June 30, 1998, 1997 and 1996...............   F-93
  Consolidated Statements of Cash Flows for the years ended
     June 30, 1998, 1997 and 1996...........................   F-94
  Notes to Consolidated Financial Statements................   F-95
  Condensed Consolidated Balance Sheet as of March 31, 1999
     (Unaudited)............................................  F-108
  Condensed Consolidated Statements of Operations for the
     nine months ended March 31, 1999 and 1998
     (Unaudited)............................................  F-109
  Condensed Consolidated Statement of Stockholders' Equity
     for the nine months ended March 31, 1999 (Unaudited)...  F-110
  Condensed Consolidated Statements of Cash Flows for the
     nine months ended March 31, 1999 and 1998
     (Unaudited)............................................  F-111
  Notes to Condensed Consolidated Financial Statements
     (Unaudited)............................................  F-112
Universal Sports America, Inc.
  Report of Independent Auditors............................  F-114
  Independent Auditors' Report..............................  F-115
  Consolidated Balance Sheets as of June 30, 1998 and
     1997...................................................  F-116
  Consolidated Statements of Income for the years ended June
     30, 1998, 1997 and 1996................................  F-117
  Consolidated Statements of Stockholders' Equity for the
     years ended June 30, 1998, 1997 and 1996...............  F-118
  Consolidated Statements of Cash Flows for the years ended
     June 30, 1998, 1997 and 1996...........................  F-119
  Notes to Consolidated Financial Statements................  F-120
  Condensed Consolidated Balance Sheets as of March 31, 1999
     (Unaudited)............................................  F-130
  Condensed Consolidated Statements of Income for the nine
     months ended March 31, 1999 and 1998 (Unaudited).......  F-131
  Condensed Consolidated Statement of Stockholders' Equity
     for the nine months ended March 31, 1999 (Unaudited)...  F-132
  Condensed Consolidated Statements of Cash Flows
     (Unaudited) for the nine months ended March 31, 1999
     and 1998 (Unaudited)...................................  F-133
  Notes to Condensed Consolidated Financial Statements
     (Unaudited)............................................  F-134

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders of Bull Run Corporation:

     We have audited the accompanying consolidated balance sheets of Bull Run Corporation as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Rawlings Sporting Goods Company, Inc. ("Rawlings") as of and for the year ended August 31, 1998, and the financial statements of Host Communications, Inc. ("HCI") and Capital Sports Properties, Inc. ("CSP") as of and for the year ended June 30, 1996 and for the six months ended June 30, 1996, respectively, have been audited by other auditors whose reports have been furnished to us; the report as to HCI included an explanatory paragraph relating to an accounting change in the method of recognizing certain revenue and related expenses. Our opinion, insofar as it relates to data included for Rawlings, HCI and CSP for their respective periods in 1998 and 1996, is based solely on the reports of the other auditors. In the consolidated financial statements, the Company's investment in Rawlings is stated at $11,001,000 at December 31, 1998 and the Company's investment in HCI and CSP is stated at $11,854,000 at December 31, 1996; the Company's equity in the net income of Rawlings is stated at $237,000 for the year ended December 31, 1998; and the Company's equity in the net income of HCI and CSP is stated at $762,000 for the year ended December 31, 1996; and the Company's cumulative effect of accounting change recognized by HCI is stated at $(274,000) for the year ended December 31, 1996.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and, for 1998 and 1996, the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bull Run Corporation at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the Consolidated Financial Statements, during 1996 HCI changed its method of recognizing certain revenue and related expenses.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
February 9, 1999, except as to Notes 4 and 7, as to which the date is March 24, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Stockholders of Rawlings Sporting Goods Company, Inc.:

     We have audited the consolidated balance sheets of Rawlings Sporting Goods Company, Inc. (a Delaware corporation) and subsidiaries (the Company) as of August 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended August 31, 1998, not presented separately herein. These financial statements are the responsibility of Rawlings' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rawlings Sporting Goods Company, Inc. and subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998, in conformity with generally accepted accounting principles.


/s/ ARTHUR ANDERSEN LLP


St. Louis, Missouri
October 7, 1998

                              BULL RUN CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                       (DOLLARS AND SHARES IN THOUSANDS)

                                                                DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    58   $   142
  Accounts receivable (includes $880 and $850 due from Gray
     Communications Systems, Inc. as of December 31, 1998
     and 1997, respectively)................................    5,980     4,600
  Inventories...............................................    5,167     3,757
  Other.....................................................      231       193
                                                              -------   -------
       Total current assets.................................   11,436     8,692
Property and equipment, net.................................    2,623     2,638
Investment in affiliated companies..........................   73,346    61,551
Goodwill....................................................    7,583     3,589
Other assets................................................      184       362
                                                              -------   -------
                                                              $95,172   $76,832
                                                              =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable and current portion of long-term debt........  $ 4,000   $ 2,500
  Accounts payable..........................................    2,781     2,462
  Accrued and other liabilities:
     Employee compensation and related taxes................      571       430
     Interest...............................................      396       553
     Other..................................................      376       234
                                                              -------   -------
       Total current liabilities............................    8,124     6,179
Long-term debt..............................................   51,848    41,998
Deferred income taxes.......................................    5,409     3,599
Stockholders' equity:
  Common stock, $.01 par value (authorized 100,000 shares;
     issued 22,785 and 22,583 shares as of December 31, 1998
     and 1997, respectively)................................      228       226
  Additional paid-in capital................................   21,378    20,800
  Treasury stock, at cost (542 and 1,287 shares as of
     December 31, 1998 and 1997, respectively)..............   (1,393)   (3,188)
  Retained earnings.........................................    9,578     7,218
                                                              -------   -------
       Total stockholders' equity...........................   29,791    25,056
                                                              -------   -------
                                                              $95,172   $76,832
                                                              =======   =======

The accompanying notes are an integral part of these consolidated financial statements.

                              BULL RUN CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        YEARS ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1998      1997      1996
                                                       -------   -------   -------
Revenue from printer operations......................  $29,848   $21,639   $23,810
Cost of goods sold...................................   22,103    15,967    17,170
                                                       -------   -------   -------
     Gross profit....................................    7,745     5,672     6,640
Consulting fee income................................    1,618       681       844
Operating expenses:
  Research and development...........................    2,323     2,418     1,568
  Selling, general and administrative................    6,270     4,434     4,687
                                                       -------   -------   -------
                                                         8,593     6,852     6,255
                                                       -------   -------   -------
     Income (loss) from operations...................      770      (499)    1,229
Other income (expense):
  Equity in earnings (losses) of affiliated
     companies.......................................    6,734      (599)    1,731
  Gain on issuance of common shares by affiliated
     company.........................................                        8,179
  Interest and dividend income.......................    1,085     1,102       874
  Interest expense...................................   (4,247)   (2,716)   (2,124)
  Other expense......................................     (128)
                                                       -------   -------   -------
     Income (loss) before income taxes, extraordinary
       item and cumulative effect of accounting
       change........................................    4,214    (2,712)    9,889
Income tax benefit (provision).......................   (1,854)      939    (4,012)
                                                       -------   -------   -------
     Income (loss) before extraordinary item and
       cumulative effect of accounting change........    2,360    (1,773)    5,877
Extraordinary loss recognized by affiliated company
  (net of $185 tax benefit)..........................                         (295)
Cumulative effect of accounting change recognized by
  affiliate (net of $141 tax benefit)................                         (274)
                                                       -------   -------   -------
     Net income (loss)...............................  $ 2,360   $(1,773)  $ 5,308
                                                       =======   =======   =======
Earnings (loss) per share -- Basic:
  Income (loss) before extraordinary item and
     cumulative effect of accounting change..........  $  0.11   $ (0.08)  $  0.26
  Extraordinary loss.................................                        (0.01)
  Cumulative effect of accounting change.............                        (0.01)
                                                       -------   -------   -------
     Net income (loss)...............................  $  0.11   $ (0.08)  $  0.24
                                                       =======   =======   =======
Earnings (loss) per share -- Diluted:
  Income (loss) before extraordinary item and
     cumulative effect of accounting change..........  $  0.10   $ (0.08)  $  0.25
  Extraordinary loss.................................                        (0.01)
  Cumulative effect of accounting change.............                        (0.01)
                                                       -------   -------   -------
     Net income (loss)...............................  $  0.10   $ (0.08)  $  0.23
                                                       =======   =======   =======
Weighted average number of common shares outstanding:
  Basic..............................................   22,189    21,302    22,013
  Diluted............................................   23,182    21,302    22,945

The accompanying notes are an integral part of these consolidated financial statements.

                              BULL RUN CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (DOLLARS AND SHARES IN THOUSANDS)

                           COMMON STOCK      ADDITIONAL                             TOTAL
                         -----------------    PAID-IN     TREASURY   RETAINED   STOCKHOLDERS'
                         SHARES    AMOUNT     CAPITAL      STOCK     EARNINGS      EQUITY
                         ------   --------   ----------   --------   --------   -------------
BALANCES, DECEMBER 31,
  1995.................  22,280   $    223    $20,503     $  (330)   $ 3,683       $24,079
  Purchase of treasury
     stock.............                                    (1,107)                  (1,107)
  Exercise of stock
     options...........      45                    38                                   38
  Net income...........                                                5,308         5,308
                         ------   --------    -------     -------    -------       -------
BALANCES, DECEMBER 31,
  1996.................  22,325        223     20,541      (1,437)     8,991        28,318
  Purchase of treasury
     stock.............                                    (1,751)                  (1,751)
  Exercise of stock
     options...........     258          3        259                                  262
  Net loss.............                                               (1,773)       (1,773)
                         ------   --------    -------     -------    -------       -------
BALANCES, DECEMBER 31,
  1997.................  22,583        226     20,800      (3,188)     7,218        25,056
  Issuance of treasury
     stock.............                           555       1,945                    2,500
  Purchase of treasury
     stock.............                                      (150)                    (150)
  Exercise of stock
     options...........     202          2         23                                   25
  Net income...........                                                2,360         2,360
                         ------   --------    -------     -------    -------       -------
BALANCES, DECEMBER 31,
  1998.................  22,785   $    228    $21,378     $(1,393)   $ 9,578       $29,791
                         ======   ========    =======     =======    =======       =======

The accompanying notes are an integral part of these consolidated financial statements.

                              BULL RUN CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                       YEARS ENDED DECEMBER 31,
                                                     -----------------------------
                                                       1998      1997       1996
                                                     --------   -------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)................................  $  2,360   $(1,773)  $  5,308
  Adjustments to reconcile net income (loss) to net
     cash provided by (used in) operating
     activities:
  Cumulative effect of accounting change...........                            415
  Extraordinary loss...............................                            480
  Gain on issuance of common shares by affiliate...                         (8,179)
  Provision for bad debts..........................        22        27          1
  Depreciation and amortization....................     1,122     1,001        950
  Equity in (earnings) losses of affiliated
     companies.....................................    (6,734)      599     (1,731)
  Deferred income taxes............................     1,837      (892)     3,553
  Accrued preferred stock dividend income..........      (175)     (300)
  Loss on disposition of assets....................       128
  Change in operating assets and liabilities:
     Accounts receivable...........................    (1,100)     (553)      (166)
     Inventories...................................      (161)     (442)       440
     Other current assets..........................        47        (6)        74
     Accounts payable and accrued expenses.........        30       512        122
                                                     --------   -------   --------
          Net cash provided by (used in) operating
             activities............................    (2,624)   (1,827)     1,267
                                                     --------   -------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures...............................      (352)   (1,160)      (366)
Investment in affiliated companies.................    (8,812)   (9,099)    (5,566)
Acquisition of printer manufacturer and printer
  product rights, net of cash acquired.............    (2,916)
Note purchased from affiliated company.............                        (10,000)
Redemption of preferred stock investment...........     3,805
Dividends received from affiliated companies.......       121     1,002         73
                                                     --------   -------   --------
          Net cash used in investing activities....    (8,154)   (9,257)   (15,859)
                                                     --------   -------   --------

                              BULL RUN CORPORATION

                                                       YEARS ENDED DECEMBER 31,
                                                     -----------------------------
                                                       1998      1997       1996
                                                     --------   -------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from notes payable......................     1,200     1,500
Borrowings from revolving lines of credit..........    17,598    15,232     11,339
Repayments on notes payable........................      (700)
Repayments on revolving lines of credit............   (18,718)   (9,941)   (10,656)
Proceeds from long-term debt.......................    12,975     5,843     15,000
Repayments on long-term debt.......................    (1,536)
Loan commitment fees...............................                            (87)
Issuance of common stock...........................        25       262         38
Repurchase of common stock.........................      (150)   (1,751)    (1,107)
                                                     --------   -------   --------
          Net cash provided by financing
             activities............................    10,694    11,145     14,527
                                                     --------   -------   --------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS......................................       (84)       61        (65)
Cash and cash equivalents, beginning of year.......       142        81        146
                                                     --------   -------   --------
CASH AND CASH EQUIVALENTS, END OF YEAR.............  $     58   $   142   $     81
                                                     ========   =======   ========
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid......................................  $  4,404   $ 2,460   $  1,917
Income taxes paid (recovered), net.................       (25)      (58)       612
Treasury stock issued in connection with
  acquisition of printer manufacturer, a noncash
  investing and financing activity.................     2,500

The accompanying notes are an integral part of these consolidated financial statements.

                              BULL RUN CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1.  DESCRIPTION OF BUSINESS

     Bull Run Corporation ("Bull Run"), based in Atlanta, Georgia, sells computer printers and provides service worldwide to distributors, value-added resellers and large volume end users through its wholly-owned subsidiary, Datasouth Computer Corporation ("Datasouth", and collectively, the "Company"), and makes significant investments in sports and media companies, including Gray Communications Systems, Inc. ("Gray"), an owner and operator of ten television stations and four daily newspapers; Host Communications, Inc. ("HCI"), a sports marketing and association management company; Rawlings Sporting Goods Company, Inc. ("Rawlings"), a leading supplier of team sports equipment in North America; Universal Sports America, Inc. ("USA"), a lifestyle and sports marketing company; and Total Sports, Inc. ("TSI"), a sports content Internet company. In January 1999, the Company made an investment in Sarkes Tarzian, Inc. ("Tarzian"), owner and operator of two television stations and four radio stations.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The accompanying consolidated financial statements include the accounts of Bull Run and its wholly-owned subsidiary, Datasouth, after elimination of intercompany accounts and transactions.

     USE OF ESTIMATES -- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     REVENUE RECOGNITION -- Revenue from the sale of products, which include printers, consumables, accessories and parts, is recognized when goods are shipped to customers. Service repair revenue is recognized when the repaired units are shipped to customers. Revenue from service contracts is recognized monthly over the contract lives, which are generally one year. Sales returns and allowances are reflected as a reduction in revenue from printer operations and reflected in inventory at the lower of cost or expected net realizable value. The Company generally charges a restocking fee for sales returns. Products that are defective upon arrival are handled under the Company's warranty policy.

     CASH AND CASH EQUIVALENTS -- Cash equivalents are composed of all highly liquid investments with an original maturity of three months or less.

     ACCOUNTS RECEIVABLE -- The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. In addition, the Company receives consulting fees generally payable in monthly installments from Gray, an investee, for the performance of services in connection with Gray's acquisitions and dispositions. The allowance for doubtful accounts was $82 as of December 31, 1998 and $55 as of December 31, 1997.

     INVENTORIES -- Inventories are associated with the printer operations and are stated at the lower of cost, determined on the first-in, first-out method, or market.

     PROPERTY AND EQUIPMENT -- Property and equipment is stated at cost less depreciation computed under the straight-line method over the estimated useful life of the asset,

                              BULL RUN CORPORATION
generally from 3 to 7 years. When assets are disposed, the associated cost and accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is reflected in income. Expenditures for maintenance, repairs and minor renewals are charged to expense. Depreciation expense was $592 in 1998, $614 in 1997 and $590 in 1996.

     INVESTMENT IN AFFILIATED COMPANIES -- The Company has accounted for its investments in Gray, HCI, Rawlings and Capital Sports Properties, Inc. ("CSP") by the equity method, and its investments in USA and TSI by the cost method. The excess of the Company's investment over the underlying equity of Gray, HCI and Rawlings, totaling approximately $29,600 and $24,200 as of December 31, 1998 and 1997, respectively, is being amortized over 20 to 40 years, with such amortization (totaling $777 in 1998, $610 in 1997 and $487 in 1996) reported as a reduction in the Company's equity in earnings of affiliated companies. The equity in earnings of HCI is recognized by the Company on a six month lag basis, in order to align HCI's fiscal year ending each June 30 with the Company's fiscal year. Effective January 15, 1998, the date on which a representative of the Company was elected to Rawlings' Board of Directors, the Company has accounted for its investment in Rawlings by the equity method on a one month lag basis, in order to align Rawlings' fiscal quarters ending November 30, February 28, May 31 and August 31 with the Company's fiscal quarters.

     GOODWILL AND OTHER LONG-LIVED ASSETS -- Goodwill associated with the Company's acquisitions of printer manufacturing businesses is being amortized over 15 to 20 years. The carrying value of goodwill, as well as other long-lived assets, are reviewed if the facts and circumstances suggest that they may be impaired. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to their carrying amount to determine if a write down to fair market value or discounted cash flow value is required. Goodwill amortization was $488 in 1998, $301 in 1997 and $292 in 1996, and accumulated amortization was $1,416 and $928 as of December 31, 1998 and 1997, respectively.

     WARRANTY COSTS -- An estimated allowance for future warranty costs of the printer operations, based on past experience, is recorded as a charge to cost of goods sold. Accrued warranty costs were $85 and $60 as of December 31, 1998 and 1997, respectively.

     RESEARCH AND DEVELOPMENT -- Research and development costs of the printer operations, including the costs of software developed internally and costs for development services performed by third parties, are expensed as incurred.

     INCOME TAXES -- Income taxes are recognized in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is recognized on certain deferred tax assets if it is more likely than not that some or all of these deferred tax assets will not be realized.

     STOCK-BASED COMPENSATION -- The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. In accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees", no compensation expense is recognized for such grants.

                              BULL RUN CORPORATION

     EARNINGS (LOSS) PER SHARE -- Basic and diluted earnings (loss) per share are determined in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share", whereby basic earnings per share excludes any dilutive effects of stock options. In periods where they are anti-dilutive, dilutive effects of stock options are excluded from the calculation of dilutive earnings (loss) per share.

     RECENTLY-ISSUED ACCOUNTING STANDARD -- In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Company expects to adopt the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

3.  PENDING AND COMPLETED ACQUISITIONS

     On February 15, 1999, the Company entered into an agreement to acquire the stock of HCI, USA and CSP not currently owned, directly or indirectly, by the Company, for approximately $95,000, net of cash acquired (the "HCI-USA Acquisition"). Pursuant to the agreement, a new holding company for the Company will be created immediately prior to the HCI-USA Acquisition whereby each outstanding share of the Company's common stock will be converted into one share of a newly formed company. The new holding company, which will be a publicly held company, will be owned by the stockholders of the Company immediately prior to such conversion and the Company and its subsidiaries will become subsidiaries of such holding company. Approximately $37,000 of the HCI-USA Acquisition purchase price is expected to be paid to HCI, USA and CSP stockholders in cash and the remainder is expected to be paid in common stock of the new holding company. The Company is currently HCI's largest stockholder, owning directly or indirectly approximately 32.5% of HCI's outstanding common stock and 51.5% of HCI's outstanding preferred stock. The Company's indirect ownership of HCI's common stock and HCI's preferred stock is owned by CSP, in which the Company owns 51.5% of the outstanding common stock. The Company and HCI together are the largest stockholders of USA, with the Company owning approximately 3% of USA's outstanding capital stock and HCI owning approximately 33% of USA's outstanding capital stock. For their most recent fiscal year ended June 30, 1998, HCI and USA together had revenues of approximately $109,000. This transaction is subject to the terms and conditions of the merger agreement, including approval of the stockholders of HCI, USA, CSP and the Company.

     Effective January 2, 1998, the Company acquired all of the outstanding common stock of CodeWriter Industries, Inc. and all of the outstanding membership interests of its affiliate, CW Technologies, LLC (collectively referred to as "CodeWriter"), in a transaction valued at approximately $6,200, including the issuance of treasury stock valued at $2,500 and future consideration of $1,200, payable quarterly through December 2001 based on the greater of (a) a percentage of revenue generated by CodeWriter products, or (b) $50, but in no event will the aggregate quarterly payments exceed $1,200. The future consideration increases goodwill as incurred. CodeWriter designs and manufactures a line of direct thermal and thermal transfer desktop and portable bar code label printers. The acquisition has been accounted for under the purchase method of accounting, whereby the

                              BULL RUN CORPORATION
results of operations of the acquired business are included in the accompanying condensed consolidated financial statements as of its acquisition date. The assets and liabilities of the acquired business are included based on an allocation of the purchase price.

     On September 25, 1998, the Company purchased the assets, consisting primarily of inventories, associated with the Sigma-Data 7200 high speed Automated Ticket/Boarding Pass Version 2 printer from a Japanese company, in a transaction valued at approximately $750. Effective October 1, 1998, the Company purchased a United Kingdom-based sales organization from its UK parent, for future consideration. The UK organization, which has been selling the Company's printer products and the Sigma-Data 7200 printer to computer reservation systems and airlines throughout the world, serves as the Company's European sales office and stocking facility. The future consideration is scheduled to be paid annually in arrears through September 2003, at amounts determined as a percentage of revenue generated by the Company's European sales office. This future consideration is charged to Cost of Goods Sold as the associated revenue is recognized.

4.  INVESTMENT IN AFFILIATED COMPANIES

     The Company's investment in affiliated companies is comprised of the following:

                          INVESTMENT AS OF DECEMBER 31,
                       ------------------------------------
                             1998                1997
                       ----------------    ----------------    EQUITY IN EARNINGS (LOSS)
                                 VOTING              VOTING    --------------------------
AFFILIATE              AMOUNT      %       AMOUNT      %        1998      1997     1996
---------              -------   ------    -------   ------    -------   ------   -------
HCI..................  $ 2,896     7.7%    $ 1,509     5.0%    $  124    $  25    $  353
CSP..................   10,148    48.5       9,901    48.5        246      220       409
USA..................      650     3.0         650     3.0        n/a      n/a       n/a
Gray.................   46,151    27.4      43,688    27.6      6,127     (844)      969
Rawlings.............   11,001    10.3       5,803     5.0        237      n/a       n/a
TSI..................    2,500     7.7         n/a     n/a        n/a      n/a       n/a
                       -------             -------             ------    -----    ------
  Total..............  $73,346             $61,551             $6,734    $(599)   $1,731
                       =======             =======             ======    =====    ======

     INVESTMENTS IN HCI, CSP AND USA -- The Company acquired its initial interests in the outstanding common stock of HCI and CSP in 1995. In 1996, CSP exercised warrants to acquire HCI common shares. As a result of this exercise of warrants and subsequent purchases of HCI common stock by the Company, the Company's direct common equity ownership in HCI, plus the Company's indirect common equity ownership in HCI through its investment in CSP, was increased to 32.5% as of December 31, 1998. Additionally, the Company owns indirectly, through CSP, 51.5% of HCI's 8% series B preferred stock having a face value of $3,750. Unless previously acquired by the Company as a result of the HCI-USA Acquisition, outstanding shares of series B preferred stock, plus all accumulated and unpaid dividends thereon, are scheduled to be redeemed and paid in cash on December 15, 1999. HCI, based in Lexington, Kentucky, and HCI's 33.8%-owned affiliate, USA, provide media and marketing services to universities, athletic conferences and various associations representing collegiate sports and, in addition, market and operate amateur participatory sporting events.

                              BULL RUN CORPORATION

     The Company recognizes its equity in earnings of HCI on a six month lag basis, in order to align HCI's fiscal year ending June 30 with the Company's fiscal year. Effective July 1, 1995 (the first day of HCI's 1996 fiscal year), HCI adopted a new accounting policy for the recognition of corporate sponsor license fee revenue and guaranteed rights fee expenses, since the nature of HCI's contracts were changing to include revenue-sharing or net profit split arrangements, rather than guaranteed rights fee payments. As a result, the rights fee expense associated with this type of contract could not be accurately measured until the expiration of each contract period when the revenue-sharing or net profit split amount was determined. Under the new policy, license fee revenue and rights fee expense are recognized on a straight-line basis over the life of the contract, instead of recognizing revenue and expense in their entirety on the effective date of the contract, thereby providing for the uniform matching of revenue and expenses. As a result of such adoption, HCI recognized a $4,559 charge against its earnings, representing the after-tax cumulative effect of the accounting change. The Company reported 9.1% of such charge, or $415, less a $141 deferred tax benefit, as a charge against its 1996 earnings.

     During HCI's 1996 fiscal year, HCI sold certain operating assets to USA in exchange for its 33.8% common equity position. The transaction resulted in a gain, net of tax, of approximately $4,000 for HCI, the Company's share of which amounted to $377, as reflected in the Company's 1996 equity in earnings of affiliated companies. In 1995, the Company invested $650 in preferred stock of USA, which is convertible to 3.0% of USA's total common shares, assuming conversion of all USA preferred stock.

     INVESTMENT IN GRAY AND GAIN ON ISSUANCE OF COMMON SHARES -- In 1996, Gray consummated a public offering of 3.5 million shares of class B common stock, resulting in net proceeds to Gray of $67,060. As a result of such issuance, the Company's common equity ownership of Gray was reduced from 27.1% to 15.2% (subsequently increasing to 16.9% as of December 31, 1998), resulting in a pretax gain for the Company of $8,179 in 1996. This offering also reduced the Company's common equity voting power in Gray from 27.1% to 25.1% (subsequently increasing to 27.4% as of December 31, 1998). On July 31, 1998, Gray disposed of a television station and recognized an after-tax gain of approximately $43 million in connection with the disposition. As a result, the Company's equity in Gray's earnings was favorably impacted by approximately $4,000 in 1998. Gray is a communications company, based in Atlanta, Georgia, that operates ten network affiliated television stations (three of which were acquired in August 1998), four daily newspapers (one of which was acquired in March 1999), an advertising weekly shopper, a satellite broadcasting operation and a paging business. Gray's class A and class B common stock is publicly traded on the New York Stock Exchange (symbols: GCS and GCS.B, respectively).

     The Company provides consulting services to Gray from time to time in connection with Gray's acquisitions, dispositions and acquisition financing. Income on a portion of such fees is deferred and recognized over forty years as a result of the Company's equity investment position in Gray. Due to the reduction in the Company's equity ownership of Gray as described above, $174 of previously deferred consulting fees were recognized as consulting fee income in 1996. The Company recognized consulting fee income from Gray of $1,618, $681 and $844 in 1998, 1997 and 1996, respectively, for services rendered in connection with certain of Gray's acquisitions and dispositions. As of December 31, 1998

                              BULL RUN CORPORATION
and 1997, income from additional consulting fees of $762 and $400, respectively, has been deferred and will be recognized as Gray amortizes goodwill associated with its acquisitions.

     In January 1996, the Company purchased an 8% Subordinated Note (the "8% Note") of Gray in the principal amount of $10,000, on which the Company received interest income of $580 during 1996. In connection with the purchase of the 8% Note, Gray issued to the Company warrants to purchase up to 731,250 shares of Gray's class A common stock at $11.92 per share (as adjusted for a 3-for-2 stock split announced by Gray effective September 30, 1998). In September 1996, the Company exchanged the 8% Note for 1,000 shares of Gray's series A preferred stock, which entitles the holder thereof to cash dividends at an annual rate of $800 per share. At that same time, the Company purchased for $5,000, 500 shares of Gray's series B preferred stock entitling the holder thereof to annual dividends of $600 per share, which are cumulative. In connection with the Company's acquisition of series B preferred stock, Gray issued to the Company warrants to purchase up to 375,000 shares of Gray's class A common stock at $16.00 per share (adjusted for the 3-for-2 stock split). Of the total warrants owned by the Company to purchase 1,106,250 shares of Gray's class A common stock, 847,500 are fully vested and exercisable as of December 31, 1998, with the remaining warrants vesting periodically through 2001. The warrants expire in 2006. Dividends on the series B preferred stock are payable in cash or in additional shares of series B preferred stock, at Gray's option. Total dividend income of $1,072, $1,100 and $293 was recognized by the Company in 1998, 1997 and 1996, respectively, on Gray series A and B preferred stock. In 1998, Gray redeemed $3,805 of the series B preferred stock held by the Company. As a result, the Company held 175 shares of Gray's series B preferred stock as of December 31, 1998.

     In 1996, Gray retired certain of its debt, thereby incurring an after-tax extraordinary loss of $3,159 related to costs associated with the retired debt. As a result, the Company recognized 15.2% of Gray's charge, or $480, less a $185 deferred tax benefit, as an extraordinary loss in 1996.

     The aggregate market value of Gray common stock owned by the Company on December 31, 1998 and 1997 was $36,903 and $35,178, respectively.

     INVESTMENT IN TARZIAN -- On January 28, 1999, the Company acquired shares of the outstanding common stock of Tarzian from the Estate of Mary Tarzian (the "Estate") for $10 million. The acquired shares (the "Tarzian Shares") represent 33.5% of the total outstanding common stock of Tarzian both in terms of the number of shares of common stock outstanding and in terms of voting rights, but such investment represents 73% of the equity of Tarzian for purposes of dividends, as well as distributions in the event of any liquidation, dissolution or other termination of Tarzian. Tarzian has filed a complaint with the United States District Court, claiming that it had a binding contract with the Estate to purchase the Tarzian Shares from the Estate prior to the Company's purchase of the shares, and requests judgment providing that the Estate be required to sell the Tarzian Shares to Tarzian. The Company believes that a binding contract between Tarzian and the Estate did not exist prior to the Company's purchase of the Tarzian Shares from the Estate, and in any case, the Company's purchase agreement with the Estate provides that in the event that a court of competent jurisdiction awards title to a person or entity other than the Company, the purchase agreement is rescinded, and the Estate is required to pay the Company the full $10 million purchase price, plus interest. Tarzian owns and operates

                              BULL RUN CORPORATION
two television stations and four radio stations: WRCB-TV Channel 3 in Chattanooga, Tennessee, an NBC affiliate; KTVN-TV Channel 2 in Reno, Nevada, a CBS affiliate; WGCL-AM and WTTS-FM in Bloomington, Indiana; and WAJI-FM and WLDE-FM in Fort Wayne, Indiana. The Company's investment in Tarzian was financed with a $10 million bank note payable with interest at the bank's prime rate, expiring May 28, 1999.

     On March 1, 1999, the Company executed an option agreement with Gray Communications Systems, Inc. ("Gray"), the Company's 16.9%-owned affiliate, whereby Gray has the option until May 31, 1999 to acquire the Tarzian investment from the Company for $10 million plus related costs. Gray has the ability to extend the option period in 30-day increments at a fee of $66,700 per extension. In connection with the option agreement, the Company received from Gray warrants to acquire up to 100,000 shares of Gray's class B common stock at $13.625 per share. The warrants only vest upon Gray's exercise of the option. The warrants expire 10 years after the date on which Gray exercises its option.

     INVESTMENT IN RAWLINGS -- In November 1997, the Company entered into an Investment Purchase Agreement with Rawlings, a supplier of team sports equipment based near St. Louis, Missouri. Pursuant to this agreement, the Company acquired warrants to purchase approximately 10% of Rawlings' common stock, and has the right, under certain circumstances, to acquire additional warrants. The Company's total cost to purchase the warrants pursuant to this agreement (excluding the additional warrants) was $2,842. Fifty percent of the purchase price, or $1,421, was paid to Rawlings upon execution of the agreement in November 1997. The remaining fifty percent, plus interest at 7% per annum from November 21, 1997 until the date of payment, will be due on the earlier of the exercise date and the expiration date of the warrants. In the event of a partial exercise of warrants, a pro rata portion of the purchase price with interest accrued thereon will be payable.

     The warrants have a four year term and an exercise price of $12.00 per share, but are exercisable only if Rawlings' common stock closes at or above $16.50 for twenty consecutive trading days during the four year term. In addition, under the terms of the agreement, the Company purchased approximately 10.3% of Rawlings' outstanding common stock in the open market from November 1997 through January 1998. Rawlings' common stock is publicly traded on the Nasdaq Stock Market (symbol: RAWL).

     The Company and Rawlings also entered into a Standstill Agreement, which, among other things, provides that, for a specified period, the Company will be restricted in acquiring additional shares of Rawlings' common stock or participating in certain types of corporate events relating to the Company, including proxy contests and tender offers, subject to certain exceptions. Pursuant to a Registration Rights Agreement, Rawlings has also granted the Company rights to have shares issuable upon the exercise of the warrants (and the additional warrants, if any) registered under the Securities Act of 1933 under certain circumstances.

     The aggregate market value of Rawlings common stock owned by the Company on December 31, 1998 and 1997 was $9,124 and $4,602, respectively.

     INVESTMENT IN TSI -- In 1998, the Company acquired 351,815 shares of TSI series C convertible preferred stock for $2,500. In January 1999, the Company invested an

                              BULL RUN CORPORATION
additional $1,000 for 105,374 shares of series C1 convertible preferred stock. TSI, based in Raleigh, North Carolina, is a website services provider for amateur and professional sports organizations and conferences, college athletic departments, and selected corporations. Assuming conversion of all TSI preferred stock, the Company's investment equates to a 7.7% share of TSI's capital stock as of December 31, 1998, increasing to 9.0% immediately following the additional investment made by the Company in January 1999. Dividends on the series C and series C1 convertible preferred stock are cumulative, and accrue at $.85 per share per annum and $1.14 per share per annum, respectively, from the issue date, and are payable quarterly at TSI's discretion. Any outstanding series C and series C1 preferred stock, plus all accumulated and unpaid dividends thereon, are scheduled to be redeemed and paid in cash on July 31, 2003. In addition to the Company's direct investment in TSI, HCI owns approximately 8.3% of TSI's common stock, assuming conversion of all TSI preferred stock. The shares owned by HCI are expected to be acquired by the Company in connection with the HCI-USA Acquisition.

     SUMMARIZED AGGREGATE FINANCIAL INFORMATION -- The summarized aggregate financial information of affiliated companies follows:

     Aggregate financial position (reflecting Gray and CSP as of December 31, 1998 and 1997; combined with HCI as of June 30, 1998 and 1997; combined with Rawlings as of November 30, 1998 and 1997):

                                                               1998       1997
                                                             --------   --------
Current assets.............................................  $144,648   $126,302
Property and equipment.....................................    70,614     59,361
Total assets...............................................   644,568    503,667
Current liabilities........................................    59,699     53,732
Long-term debt.............................................   339,677    288,144
Total liabilities..........................................   462,833    362,892
Stockholders' equity.......................................   181,735    140,775

     Aggregate operating results (reflecting Gray and CSP for the years ended December 31, 1998, 1997 and 1996; combined with HCI for the years ended June 30, 1998, 1997 and 1996; combined with Rawlings for the years ended November 30, 1998, 1997 and 1996):

                                                      1998       1997       1996
                                                    --------   --------   --------
Operating revenue.................................  $347,850   $294,583   $263,302
Income from operations............................    37,351     34,106     27,901
Net income........................................    47,546      4,845      7,666

     Undistributed earnings of investments accounted for by the equity method amount to approximately $3,950 as of December 31, 1998.

     UNAUDITED PRO FORMA FINANCIAL INFORMATION -- Unaudited pro forma results for the years ended 1998 and 1997, assuming the acquisition of CodeWriter and the investment in Rawlings had occurred on January 1, 1997, are presented below. This unaudited pro forma data does not purport to represent the Company's actual results of operations had the CodeWriter acquisition and the Rawlings' investment occurred on January 1, 1997, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments, including (a) the elimination of certain expenses pertaining to

                              BULL RUN CORPORATION
the former owners and members of CodeWriter; (b) adjustments to the Company's equity in earnings (losses) for the Company's proportionate share of Rawlings' net income; (c) amortization of goodwill in connection with the CodeWriter acquisition; (d) the increase in interest expense in connection with acquisition debt incurred; (e) adjustments for the income tax effects of the pro forma adjustments; and (f) the increase in the number of outstanding shares of the Company's common stock to reflect the treasury shares issued to the former shareholders and members of CodeWriter, are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time.

                                                               1998      1997
                                                              -------   -------
Revenue from printer operations.............................  $29,848   $26,908
Consulting fee income.......................................    1,618       681
Net income (loss)...........................................    2,380    (2,340)
Net income (loss) per share:
  Basic.....................................................  $  0.11   $ (0.11)
  Diluted...................................................  $  0.10   $ (0.11)

5.  INVENTORIES

     Inventories related to the Company's printer operations consist of the following as of December 31:

                                                               1998     1997
                                                              ------   ------
Raw materials...............................................  $3,200   $2,734
Work-in-process.............................................     729      711
Finished goods..............................................   1,238      312
                                                              ------   ------
                                                              $5,167   $3,757
                                                              ======   ======

6.  PROPERTY AND EQUIPMENT

     The Company's property and equipment consist of the following as of December 31:

                                                               1998     1997
                                                              ------   ------
Land........................................................  $  750   $  750
Production equipment........................................   2,993    2,797
Research and development equipment..........................     638      534
Office furniture and equipment..............................     666      568
                                                              ------   ------
                                                               5,047    4,649
Accumulated depreciation and amortization...................   2,424    2,011
                                                              ------   ------
                                                              $2,623   $2,638
                                                              ======   ======

     Bull Run's executive offices are leased from a company affiliated with a principal stockholder and director of the Company under an operating lease expiring in 2002. Datasouth leases its main facility for printer operations under an operating lease expiring in December 2000, having a renewal option for an additional three year period, and leases its west coast repair and distribution center under an operating lease expiring in April 2001. The Company's total rental expense was $481, $328 and $309 in 1998, 1997 and 1996, respectively. The minimum annual rental commitments under these and other leases with

                              BULL RUN CORPORATION
an original lease term exceeding one year are approximately $433 for each of 1999 and 2000, $244 for 2001 and $17 for each of 2002 and 2003.

7.  LONG-TERM DEBT AND NOTE PAYABLE

     The Company amended its long-term debt agreements with two banks in 1998, and further amended the agreements in February and March 1999. Under an agreement amended March 20, 1998 and further amended February 24, 1999, March 22, 1999 and March 24, 1999 (the "March 1998 Agreement"), the Company has outstanding (a) four term notes payable to a bank, bearing interest at the London Interbank Offered Rate ("LIBOR") plus 1.75%, requiring no principal payments prior to maturity on January 1, 2003, under which $42,312 and $34,343 was outstanding as of December 31, 1998 and 1997, respectively, and (b) a revolving bank credit facility for borrowings of up to $3,500 expiring May 1, 2000, bearing interest at the bank's prime rate, under which $2,536 and $3,183 was outstanding as of December 31, 1998 and 1997, respectively.

     Under an agreement amended February 20, 1998 (the "February 1998 Agreement"), the Company entered into (a) a $5,000 term note, payable to a bank in quarterly installments of $250, and (b) a revolving bank credit facility for borrowings of up to $5,000. The February 1998 Agreement was further modified on March 5, 1999 to revise certain terms, resulting in (a) a $4,000 term note, payable in quarterly installments of $250 through March 31, 2000, with the remainder due on June 30, 2000, and (b) a revolving bank credit facility for borrowings of up to $5,000 until June 30, 1999, and $4,000 thereafter until expiration on June 30, 2000. Borrowings under the February 1998 Agreement, as modified, currently bear interest at either (a) the prime rate or (b) LIBOR plus 3%. As of December 31, 1998, $9,000 was outstanding under the February 1998 Agreement, and $5,472 was outstanding as of December 31, 1997 under its predecessor agreement. The Company also had a demand bank note for borrowings of up to $2,000, bearing interest at the bank's prime rate, under which $2,000 and $1,500 was outstanding as of December 31, 1998 and 1997, respectively.

     The loans are collateralized by Datasouth's accounts receivable, inventories and equipment; common stocks of Gray, HCI, CSP, Rawlings and TSI owned by the Company; preferred stock of Gray owned by the Company; warrants to purchase Gray's and Rawlings' common stocks held by the Company; and shares of the Company's common stock held by a significant shareholder of the Company. The loans require adherence to certain financial covenants, the most restrictive of which requires maintaining a debt service ratio, as defined, of 1.1 to 1.0.

     In January 1998, the Company executed two interest rate swap agreements, effectively modifying the interest characteristics of $24,000 of the Company's outstanding long-term debt. The agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreements, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change will be accrued and recognized as an adjustment of interest expense related to the debt. The Company effectively converted $20,000 and $4,000 of floating rate debt to a fixed rate basis under two separate agreements, one of which was modified in September 1998. Under the first agreement, $20,000 of long-term debt is subject to a one-year forward swap agreement, whereby

                              BULL RUN CORPORATION
beginning January 1, 1999 and for the following nine years, the Company will be subject to a fixed rate of 7.83%, instead of LIBOR plus 1.75%, the rate in effect until then. Under the second agreement, $4,000 of long-term debt is subject to a fixed rate of no more than 8.66% beginning September 30, 1998 through December 31, 2004, instead of LIBOR plus 3%, the rate in effect until then.

     The bank's prime rate as of December 31, 1998 was 7.75%. The interest rate on the Company's LIBOR-based debt of $31,912 for the 90-day period including December 31, 1998 was 8.72%. The interest rate on the Company's LIBOR-based debt of $10,400 for the 90-day period including December 31, 1998 was 8.73%. The interest rate on the Company's LIBOR-based borrowings of $4,000 for the 30-day period including December 31, 1998 was 8.38%.

8.  INCOME TAXES

     The Company's income tax benefit (provision) for the years ending December 31 consists of the following:

                                                          1998     1997    1996
                                                         -------   ----   -------
Current:
  Federal..............................................  $    --   $ 50   $   (67)
  Foreign..............................................      (14)    --        --
  State................................................       (3)    (3)      (66)
                                                         -------   ----   -------
                                                             (17)    47      (133)
Deferred...............................................   (1,837)   892    (3,879)
                                                         -------   ----   -------
                                                         $(1,854)  $939   $(4,012)
                                                         =======   ====   =======

     The principal differences between the federal statutory tax rate and the effective tax rate are as follows:

                                                            1998    1997    1996
                                                            ----    ----    ----
Federal statutory rate..................................    34.0%   34.0%   34.0%
Reduction in valuation allowance........................                    (0.5)
Goodwill amortization...................................     3.1    (3.8)    1.0
State income taxes, net of federal benefit..............     6.3     1.7     4.6
Other, net..............................................     0.6     2.6     1.5
                                                            ----    ----    ----
Effective tax rate......................................    44.0%   34.5%   40.6%
                                                            ====    ====    ====

                              BULL RUN CORPORATION

     Deferred tax liabilities (assets) are comprised of the following as of December 31:

                                                               1998      1997
                                                              -------   -------
Investment in affiliated companies..........................  $ 6,971   $ 4,420
Property and equipment......................................      165       204
Goodwill....................................................       32        --
                                                              -------   -------
  Gross deferred tax liabilities............................    7,168     4,624
                                                              -------   -------
Deferred consulting fee income..............................     (263)     (141)
Allowance for doubtful accounts.............................      (32)      (21)
Inventory costs and reserves................................     (232)     (154)
Employee benefits...........................................      (47)      (40)
Warranty reserve............................................      (33)      (23)
Net operating loss carryforward.............................     (535)       --
Business credit carryforward................................     (115)     (129)
Alternative Minimum Tax credit carryforward.................     (492)     (503)
Other, net..................................................      (10)      (14)
                                                              -------   -------
  Gross deferred tax assets.................................   (1,759)   (1,025)
                                                              -------   -------
  Total deferred taxes, net.................................  $ 5,409   $ 3,599
                                                              =======   =======

     A valuation allowance was provided principally to offset a portion of the deferred tax asset associated with an Alternative Minimum Tax ("AMT") credit carryforward at December 31, 1995, the realization of which was uncertain. Following two successive years in which the Company utilized some of its AMT credit carryforward, the Company determined that the realization of the entire AMT credit carryforward was reasonably certain, and as a result, reduced its valuation allowance to zero. The reduction in the valuation allowance resulted in a tax benefit of $47 and a reduction in goodwill of $131 in 1996.

     As of December 31, 1998, the Company has a net operating loss carryforward for tax purposes of approximately $1,500 expiring in 2018 to reduce Federal taxable income in the future, and an Alternative Minimum Tax ("AMT") credit carryforward of approximately $500, and a business credit carryforward of approximately $115, to reduce regular Federal tax liabilities in the future.

9.  STOCK OPTIONS

     The Company's 1994 Long Term Incentive Plan (the "1994 Plan") reserves 3,500,000 shares of the Company's common stock for issuance of stock options, restricted stock awards and stock appreciation rights. Certain options granted under the 1994 Plan are fully vested at the date of grant, and others vest over three to five year periods. Options granted under the 1994 Plan have terms ranging from three to ten years. Shares available for future option grants under the 1994 Plan as of December 31, 1998 and 1997 were 1,527,500 and 567,000, respectively.

     The Company's Non-Employee Directors' 1994 Stock Option Plan (the "1994 Directors' Plan") reserves 350,000 shares of the Company's common stock for issuance of stock options. Options under the 1994 Directors' Plan are fully vested when granted.

                              BULL RUN CORPORATION

Shares available for future option grants under the 1994 Directors' Plan as of December 31, 1998 and 1997 were 170,000 and 180,000, respectively.

     Information with respect to the Company's stock option plans follows:

                                                          SHARES      PRICE RANGE
                                                         ---------   -------------
Outstanding as of December 31, 1995....................  1,641,000   $0.75 - $1.66
  Granted..............................................    535,000   $2.44 - $2.68
  Exercised............................................    (45,000)      $0.88
  Forfeited............................................    (96,000)      $0.88
                                                         ---------
Outstanding as of December 31, 1996....................  2,035,000   $0.75 - $2.68
  Granted..............................................    135,000   $2.31 - $2.44
  Exercised............................................   (258,000)  $0.75 - $1.48
  Forfeited............................................    (30,000)      $2.44
                                                         ---------
Outstanding as of December 31, 1997....................  1,882,000   $0.75 - $2.68
  Granted..............................................     50,000   $3.19 - $4.38
  Exercised............................................   (254,000)  $0.88 - $0.96
                                                         ---------
Outstanding as of December 31, 1998....................  1,678,000   $0.75 - $4.38
                                                         =========
Exercisable as of December 31:
  1996.................................................  1,120,000   $0.75 - $2.44
  1997.................................................  1,287,000   $0.75 - $2.68
  1998.................................................  1,387,000   $0.75 - $4.38

     The weighted average per share fair value of options granted was $1.59 in 1998 and $1.26 in 1997. As of December 31, 1998, the number of outstanding shares under option, weighted average option exercise price and weighted average remaining option contractual life is as follows: 75,000 exercisable shares at $.75 per share, expiring in 3.8 years; 613,000 exercisable shares at $.88 per share, expiring in 4.5 years; 300,000 exercisable shares at $1.46 per share, expiring in 4.5 years; 535,000 shares at $2.64 per share, expiring in 1.4 years (360,000 shares of which are exercisable); 105,000 shares at $2.40 per share, expiring in 7.2 years (29,000 shares of which are exercisable); and, 50,000 shares at $3.59 per share, expiring in 9.4 years (10,000 shares of which are exercisable).

     Pro forma net income and earnings per share required by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair values for these options were estimated at the time of grant using a Black-Scholes option pricing model assuming a risk-free interest rate of 6.32%, dividend yield of 0.0%, a volatility factor of
 .461, and a weighted-average expected life for the options of four to six years. Had compensation cost been measured based on the fair value based accounting of FAS 123, 1998 net income would have been $2,224, or $.10 per share (basic) and $.10 per share (diluted), 1997 net loss would have been $(1,900), or $(.09) per share (basic and diluted), and 1996 net income would have been $5,225, or $.24 per share (basic) and $.23 per share (diluted). These pro forma results are provided for comparative purposes only and do not purport to be indicative of what would had occurred had compensation cost been measured under FAS 123 or of results which may occur in the future. Since FAS 123 is applicable only to options granted subsequent to

                              BULL RUN CORPORATION

December 31, 1994, its pro forma effect will not likely be representative of the effects on reported net income for future years.

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The aggregate fair value of the Company's investment in affiliated companies was approximately $88,000 as of December 31, 1998, compared to the carrying value of $73,346, and approximately $73,000 as of December 31, 1997, compared to the carrying value of $61,551. The estimate of fair value was based on, in the case of public-traded Gray and Rawlings, quoted market prices on the New York Stock Exchange and the Nasdaq Stock Market, respectively, as of December 31, 1998 and 1997; in the case of privately-held HCI, CSP and USA, for December 31, 1998, the negotiated HCI-USA Acquisition per share purchase price for shares not currently owned by the Company, and for December 31, 1997, recent transactions in the capital stock of each company; in the case of TSI, recent transactions in its capital stock; and management estimates.

     The fair value of the interest rate swap agreements executed in 1998, having an aggregate notional amount of $24,000 as of December 31, 1998 and $24,750 as of December 31, 1997, is not recognized in the financial statements. If, in the future, an interest rate swap agreement was terminated, any resulting gain or loss would be deferred and amortized to interest expense over the remaining life of the interest rate swap agreement. In the event of early extinguishment of a designated debt obligation, any realized or unrealized gain or loss from the swap would be recognized in the statement of operations coincident with the extinguishment. In aggregate, the estimated cost of terminating the swap agreements, if the Company elected to do so, was approximately $1.3 million as of December 31, 1998.

     All other financial instruments, including cash, cash equivalents, receivables, payables and variable rate notes payable and long-term debt are estimated to have a fair value which approximates its carrying value in the financial statements.

11.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                          1998     1997      1996
                                                         ------   -------   ------
Income (loss) before extraordinary item and cumulative
  effect of accounting change..........................  $2,360   $(1,773)  $5,877
                                                         ======   =======   ======
Weighted average number of common shares outstanding
  for basic earnings (loss) per share..................  22,189    21,302   22,013
Effect of dilutive employee stock options..............     993        --      932
                                                         ------   -------   ------
Adjusted weighted average number of common shares and
  assumed conversions for diluted earnings (loss) per
  share................................................  23,182    21,302   22,945
                                                         ======   =======   ======
Basic earnings (loss) per share........................  $ 0.11   $ (0.08)  $ 0.26
Diluted earnings (loss) per share......................  $ 0.10   $ (0.08)  $ 0.25

                              BULL RUN CORPORATION

12.  RETIREMENT PLANS

     The Company has a 401(k) defined contribution benefit plan, whereby employees of the Company may contribute 1% to 15% of their gross pay to the plan subject to limitations set forth by the Internal Revenue Service. The Company may make matching and/or discretionary contributions to the employees' accounts in amounts to be determined annually. Total Company contributions to the plan were $252 in 1998, $208 in 1997 and $243 in 1996.

13.  GEOGRAPHIC DATA AND SIGNIFICANT CUSTOMER

     Sales to non-domestic customers, located primarily in Western Europe and South America were $2,823 in 1998, $2,497 in 1997 and $2,954 in 1996.

     A significant amount of revenue from printer operations is derived from one customer. In 1998, 1997 and 1996, approximately 31%, 33% and 30% of the Company's revenue from printer operations was attributable to this customer, respectively.

                              BULL RUN CORPORATION

14.  SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                            FIRST    SECOND     THIRD    FOURTH
                                           QUARTER   QUARTER   QUARTER   QUARTER
                                           -------   -------   -------   -------
                  1998
Revenue from printer operations..........  $ 6,614   $ 7,544   $ 7,220   $ 8,470
Gross profit.............................    1,644     1,877     1,849     2,375
Consulting fee income....................        2       650       964         2
Net income (loss)........................   (1,083)     (199)    4,040      (398)
Earnings (loss) per share:
  Basic..................................  $ (0.05)  $ (0.01)  $  0.18   $ (0.02)
  Diluted................................  $ (0.05)  $ (0.01)  $  0.17   $ (0.02)
Weighted averaged number of shares:
  Basic..................................   22,029    22,167    22,283    22,277
  Diluted................................   22,029    22,167    23,285    22,277
                  1997
Revenue from printer operations..........  $ 5,465   $ 5,102   $ 5,545   $ 5,527
Gross profit.............................    1,528     1,313     1,566     1,265
Consulting fee income....................      598         9        72         2
Net income (loss)........................       20      (469)     (374)     (950)
Earnings (loss) per share:
  Basic..................................  $  0.00   $ (0.02)  $ (0.02)  $ (0.04)
  Diluted................................  $  0.00   $ (0.02)  $ (0.02)  $ (0.04)
Weighted average number of shares:
  Basic..................................   21,363    21,260    21,290    21,294
  Diluted................................   22,259    21,260    21,290    21,294

                              BULL RUN CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                       (DOLLARS AND SHARES IN THOUSANDS)
                                  (UNAUDITED)

                                                              MARCH 31,
                                                                1999
                                                              ---------
                                ASSETS
Current assets:
  Cash and cash equivalents.................................  $    103
  Accounts receivable (includes $322 due from Gray
     Communications Systems, Inc.)..........................     5,268
  Inventories...............................................     5,457
  Other.....................................................       180
                                                              --------
          Total current assets..............................    11,008
Property and equipment, net.................................     2,598
Investment in affiliated companies..........................    84,254
Goodwill....................................................     7,501
Other assets................................................       384
                                                              --------
                                                              $105,745
                                                              ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable and current portion of long-term debt.......  $ 14,000
  Accounts payable..........................................     2,772
  Accrued and other liabilities:
     Employee compensation and related taxes................       544
     Interest...............................................       579
     Other..................................................       789
                                                              --------
          Total current liabilities.........................    18,684
Long-term debt..............................................    53,377
Deferred income taxes.......................................     4,892
Stockholders' equity:
  Common stock, $.01 par value (authorized 100,000 shares;
     issued 22,824 shares)..................................       228
  Additional paid-in capital................................    21,436
  Treasury stock, at cost (542 shares)......................    (1,392)
  Retained earnings.........................................     8,520
                                                              --------
          Total stockholders' equity........................    28,792
                                                              --------
                                                              $105,745
                                                              ========

See accompanying notes to condensed consolidated financial statements.

                              BULL RUN CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                             AND RETAINED EARNINGS
          (DOLLARS AND SHARES IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                             THREE MONTHS ENDED
                                                                 MARCH 31,
                                                             ------------------
                                                              1999       1998
                                                             -------    -------
Revenue from printer operations............................  $ 7,533    $ 6,614
Cost of goods sold.........................................    5,375      4,970
                                                             -------    -------
          Gross profit.....................................    2,158      1,644
Consulting fee income......................................      195          2
Operating expenses:
  Research and development.................................      706        554
  Selling, general and administrative......................    1,774      1,574
                                                             -------    -------
                                                               2,480      2,128
                                                             -------    -------
          Loss from operations.............................     (127)      (482)
Other income (expense):
  Equity in losses of affiliated companies.................     (470)      (270)
  Interest and dividend income.............................      226        286
  Interest expense.........................................   (1,205)    (1,032)
  Other expense............................................       (2)        (6)
                                                             -------    -------
          Loss before income taxes.........................   (1,578)    (1,504)
Income tax benefit.........................................      521        421
                                                             -------    -------
          Net loss.........................................   (1,057)    (1,083)
Retained earnings, beginning of period.....................    9,577      7,218
                                                             -------    -------
Retained earnings, end of period...........................  $ 8,520    $ 6,135
                                                             -------    -------
Loss per share:
  Basic....................................................  $ (0.05)   $ (0.05)
  Diluted..................................................  $ (0.05)   $ (0.05)
Weighted average number of common shares outstanding:
  Basic....................................................   22,264     22,029
  Diluted..................................................   22,264     22,029

See accompanying notes to condensed consolidated financial statements.

                              BULL RUN CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                THREE MONTHS
                                                                    ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss....................................................  $(1,057)  $(1,083)
Adjustments to reconcile net loss to net cash provided by
  (used in) operating activities:
  Provision for bad debts...................................        3         5
  Depreciation and amortization.............................      267       340
  Equity in losses of affiliated companies..................      470       270
  Deferred income taxes.....................................     (517)     (412)
  Accrued preferred stock dividend income...................                (75)
  Change in operating assets and liabilities:
     Accounts receivable....................................      709       297
     Inventories............................................     (290)     (783)
     Other current assets...................................       52       (49)
     Accounts payable and accrued expenses..................      561       424
                                                              -------   -------
Net cash provided by (used in) operating expenses...........      198    (1,066)
                                                              -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures........................................      (98)     (117)
Investment in affiliated companies..........................  (11,378)   (4,953)
Deferred acquisition costs..................................     (213)
Acquisition of printer manufacturer, net of cash acquired...      (50)   (1,903)
                                                              -------   -------
Net cash used in investing activities.......................  (11,739)   (6,973)
                                                              -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from notes payable...............................   10,000
Borrowings from revolving lines of credit...................    5,269     4,062
Repayments on revolving lines of credit.....................   (4,667)   (5,371)
Proceeds from long-term debt................................    1,176    10,015
Repayments on long-term debt................................     (250)     (531)
Issuance of common stock....................................       59         8
                                                              -------   -------
Net cash provided by financing activities...................   11,587     8,183
                                                              -------   -------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................       46       144
Cash and cash equivalents, beginning of period..............       57       142
                                                              -------   -------
CASH AND CASH EQUIVALENTS, END OF PERIOD....................  $   103   $   286
                                                              -------   -------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
     Interest paid..........................................  $ 1,027   $   785
     Income taxes paid......................................        3
     Treasury stock issued in connection with acquisition of
       printer manufacturer, a noncash investing and
       financing activity...................................              2,500

See accompanying notes to condensed consolidated financial statements.

                              BULL RUN CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

     In management's opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting solely of normal, recurring adjustments) necessary to present fairly the financial position and results of operations for the interim periods reported. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements contained elsewhere in this proxy statement/prospectus.

     The accompanying condensed consolidated financial statements include the accounts of Bull Run Corporation and its wholly-owned subsidiary, Datasouth Computer Corporation (collectively, unless the context otherwise requires, the "Company"), after elimination of intercompany accounts and transactions.

2. PENDING TRANSACTION

     On February 15, 1999, the Company entered into a merger agreement to acquire the stock of Host Communications, Inc. ("Host"), Universal Sports America, Inc. ("Universal") and Capital Sports Properties, Inc. ("Capital") not currently owned, directly or indirectly, by the Company, for approximately $95,000 net of cash acquired (the "Host-Universal Acquisition"). Pursuant to the agreement, a new holding company for the Company will be created immediately prior to the Host-Universal Acquisition whereby each outstanding share of the Company's common stock will be converted into one share of a newly formed company. The new holding company, which will be a publicly held company, will be owned by the stockholders of the Company, Host, Universal and Capital immediately prior to such conversion and the Company and its subsidiaries will become subsidiaries of such holding company. Approximately $37,000 of the Host-Universal Acquisition purchase price is expected to be paid to Host, Universal and Capital stockholders in cash and the remainder is expected to be paid in common stock of the new holding company. The Company is currently Host's largest stockholder, owning directly or indirectly approximately 32.5% of Host's outstanding common stock and 51.5% of Host's outstanding preferred stock. The Company's indirect ownership of Host's common stock and Host's preferred stock is owned by Capital, in which the Company owns 51.5% of the outstanding common stock. The Company and Host together are the largest stockholders of Universal, with the Company owning directly approximately 3% of Universal's outstanding capital stock and Host owning approximately 33% of Universal's outstanding capital stock. For their most recent fiscal year ended June 30, 1998, Host and Universal together had revenues of approximately $109,000. This transaction is subject to the terms and conditions of the merger agreement, including approval of the stockholders of Host, Universal, Capital and the Company.

3.  INVESTMENT IN AFFILIATED COMPANIES

     The Company accounts for its investments in Gray Communications Systems, Inc. ("Gray"), Host, Capital and Rawlings Sporting Goods Company, Inc., ("Rawlings") using the equity method. The excess of the Company's investments in Gray, Host, Capital and Rawlings over the underlying equity thereof is being amortized over 20 to 40 years, with such amortization (totaling $275 and $194 in the three months ended March 31, 1999 and

                              BULL RUN CORPORATION

1998, respectively) reported as a reduction in the Company's equity in earnings of affiliated companies (or, addition to the equity in losses of affiliates).

     The Company provides consulting services to Gray from time to time in connection with Gray's acquisitions and dispositions. Income on a portion of such fees is deferred and recognized over 40 years as a result of the Company's 17.0% equity investment position in Gray as of March 31, 1999, with such position representing a 27.5% voting interest in Gray.

     The Company accounts for its investment in Host by the equity method on a six-month lag basis, in order to align Host's fiscal year ending June 30 with the Company's fiscal year. The Company accounts for its investment in Rawlings by the equity method on a one month lag basis, in order to align Rawlings' fiscal quarters ending November 30, February 28, May 31 and August 31 with the Company's fiscal quarters.

     Aggregate operating results of affiliated companies (reflecting, for 1999:
(i) Gray and Capital for the three months ended March 31, 1999; (ii) Host for the three months ended September 30, 1998; and (iii) Rawlings for the three months ended February 28, 1999; and reflecting, for 1998: (a) Gray and Capital for the three months ended March 31, 1998; (b) Host for the three months ended September 30, 1997; and (c) Rawlings for the three months ended February 28,
1998) were as follows:

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Operating revenue...........................................  $96,645   $96,775
Income from operations......................................    9,069    12,165
Net income..................................................      717     2,527

4.  INVENTORIES

     Inventories related to the Company's printer operations consist of the following:

Raw materials...............................................  $3,416
Work-in-process.............................................     743
Finished goods..............................................   1,298
                                                              ------
                                                              $5,457
                                                              ======

5.  NOTES PAYABLE AND LONG-TERM DEBT

     The Company amended its long-term debt agreements in 1999, providing for
(a) four term notes payable to a bank, bearing interest at the London Interbank Offered Rate ("LIBOR") plus 1.75%, requiring no principal payments prior to maturity on January 1, 2003, under which $43,488 was outstanding as of March 31, 1999; (b) a revolving credit facility for borrowings of up to $3,500 expiring May 1, 2000, bearing interest at the bank's prime rate, under which $3,209 was outstanding as of March 31, 1999; (c) a $4,000 term note bearing interest at LIBOR plus 3%, payable in quarterly installments of $250 through March 31, 2000, with the remainder due June 30, 2000,

                              BULL RUN CORPORATION
under which $3,750 was outstanding on March 31, 1999; and (d) a revolving bank credit facility for borrowings of up to $5,000 until September 30, 1999, and $4,000 thereafter until expiration on June 30, 2000, under which $4,930 was outstanding as of March 31, 1999.

     The Company also has (a) a bank note in the amount of $10,000 due August 26, 1999 with interest at the bank's prime rate, and (b) a demand bank note due June 30, 1999 for borrowings of up to $2,000 bearing interest at the bank's prime rate under which $2,000 was outstanding as of March 31, 1999. The $10,000 note was issued to finance the Company's investment in Sarkes Tarzian, Inc. on January 28, 1999. The $2,000 demand note is expected to be extended or refinanced under terms similar to the existing note.

     The Company is a party to two interest rate swap agreements which effectively modify the interest characteristics of $24,000 of its outstanding long-term debt. The agreements involve the exchange of amounts based on a fixed interest rate for amounts based on variable interest rates over the life of the agreements, without an exchange of the notional amount upon which the payments are based. The differential to be paid or received as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. Under the first agreement, $20,000 of long-term debt is subject to a one-year forward swap agreement, whereby beginning January 1, 1999 and for the following nine years, the Company will be subject to a fixed rate of 7.83%, instead of LIBOR plus 1.75%. Under the second agreement, $4,000 of long-term debt is subject to a fixed rate of 8.66% beginning September 30, 1998 through December 31, 2004, instead of LIBOR plus 3%.

6.  INCOME TAXES

     The principal differences between the federal statutory tax rate of 34% and the effective tax rates are nondeductible goodwill amortization and state income taxes.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Gray Communications Systems, Inc.

     We have audited the accompanying consolidated balance sheets of Gray Communications Systems, Inc., as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gray Communications Systems, Inc., at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
January 26, 1999

                      (This page intentionally left blank)

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                      ---------------------------
                                                          1998           1997
                                                      ------------   ------------
                                     ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.........................  $  1,886,723   $  2,367,300
  Trade accounts receivable, less allowance for
     doubtful accounts of $1,212,000 and $1,253,000,
     respectively...................................    22,859,119     19,527,316
  Recoverable income taxes..........................     1,725,535      2,132,284
  Inventories.......................................     1,191,284        846,891
  Current portion of program broadcast rights.......     3,226,359      2,850,023
  Other current assets..............................       741,007        968,180
                                                      ------------   ------------
     Total current assets...........................    31,630,027     28,691,994
Property and equipment (Notes B and C):
  Land..............................................     2,196,021        889,696
  Buildings and improvements........................    12,812,112     11,951,700
  Equipment.........................................    65,226,835     52,899,547
                                                      ------------   ------------
                                                        80,234,968     65,740,943
  Allowance for depreciation........................   (28,463,460)   (23,635,256)
                                                      ------------   ------------
                                                        51,771,508     42,105,687
Other assets:
  Deferred loan costs (Note C)......................     8,235,432      8,521,356
  Goodwill and other intangibles (Note B)...........   376,014,972    263,425,447
  Other.............................................     1,322,483      2,306,143
                                                      ------------   ------------
                                                       385,572,887    274,252,946
                                                      ------------   ------------

                                                      $468,974,422   $345,050,627
                                                      ============   ============

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                                             DECEMBER 31,
                                                      ---------------------------
                                                          1998           1997
                                                      ------------   ------------
                      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Trade accounts payable (includes $880,000 and
     $850,000 payable to Bull Run Corporation,
     respectively)..................................  $  2,540,770   $  3,321,903
  Employee compensation and benefits................     5,195,777      3,239,694
  Accrued expenses..................................     1,903,226      2,265,725
  Accrued interest..................................     5,608,134      4,533,366
  Current portion of program broadcast
     obligations....................................     3,070,598      2,876,060
  Deferred revenue..................................     2,632,564      1,966,166
  Current portion of long-term debt.................       430,000        400,000
                                                      ------------   ------------
Total current liabilities...........................    21,381,069     18,602,914
Long-term debt (Notes B and C)......................   270,225,255    226,676,377
Other long-term liabilities:
  Program broadcast obligations, less current
     portion........................................       735,594        617,107
  Supplemental employee benefits (Note D)...........     1,128,204      1,161,218
  Deferred income taxes (Note G)....................    44,147,642      1,203,847
  Other acquisition related liabilities (Note B)....     4,653,788      4,494,016
                                                      ------------   ------------
                                                        50,665,228      7,476,188
Commitments and contingencies (Notes B, C and I)
Stockholders' equity (Notes B, C and E)
  Serial Preferred Stock, no par value; authorized
     20,000,000 shares; issued and outstanding 1,350
     and 2,060 shares, respectively ($13,500,000 and
     $20,600,000 aggregate liquidation value,
     respectively)..................................    13,500,000     20,600,000
  Class A Common Stock, no par value; authorized
     15,000,000 shares; issued 7,961,574 shares,
     respectively...................................    10,683,709     10,358,031
  Class B Common Stock, no par value; authorized
     15,000,000 shares; issued 5,273,046 shares,
     respectively...................................    66,792,385     66,397,804
  Retained earnings.................................    45,737,601      6,603,191
                                                      ------------   ------------
                                                       136,713,695    103,959,026
  Treasury Stock at cost, Class A Common, 1,129,532
     and 1,172,882 shares, respectively.............    (8,578,682)    (9,011,369)
  Treasury Stock at cost, Class B Common, 135,080
     and 250,185 shares, respectively...............    (1,432,143)    (2,652,509)
                                                      ------------   ------------
                                                       126,702,870     92,295,148
                                                      ------------   ------------
                                                      $468,974,422   $345,050,627
                                                      ============   ============

See accompanying notes.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   YEAR ENDED DECEMBER 31,
                                          -----------------------------------------
                                              1998           1997          1996
                                          ------------   ------------   -----------
OPERATING REVENUES:
  Broadcasting (less agency
     commissions).......................  $ 91,006,506   $ 72,300,105   $54,981,317
  Publishing............................    29,330,080     24,536,348    22,845,274
  Paging................................     8,552,936      6,711,426     1,478,608
                                          ------------   ------------   -----------
                                           128,889,522    103,547,879    79,305,199
EXPENSES:
  Broadcasting..........................    52,967,142     41,966,493    32,438,405
  Publishing............................    24,197,169     19,753,387    17,949,064
  Paging................................     5,618,421      4,051,359     1,077,667
  Corporate and administrative..........     3,062,995      2,528,461     3,218,610
  Depreciation..........................     9,690,757      7,800,217     4,077,696
  Amortization of intangible assets.....     8,425,821      6,718,302     3,584,845
  Non-cash compensation paid in common
     stock (Note D).....................           -0-            -0-       880,000
                                          ------------   ------------   -----------
                                           103,962,305     82,818,219    63,226,287
                                          ------------   ------------   -----------
                                            24,927,217     20,729,660    16,078,912
Gain on disposition of television
  stations (net of $780,000 paid to Bull
  Run Corporation in 1998) (Note B).....    70,572,128            -0-     5,671,323
Miscellaneous income and (expense),
  net...................................      (241,522)       (30,851)       33,259
                                          ------------   ------------   -----------
                                            95,257,823     20,698,809    21,783,494
Interest expense........................    25,454,476     21,861,267    11,689,053
                                          ------------   ------------   -----------
     INCOME (LOSS) BEFORE INCOME TAXES
       AND EXTRAORDINARY CHARGE.........    69,803,347     (1,162,458)   10,094,441
Federal and state income taxes (Note
  G)....................................    28,143,981        240,000     4,416,000
                                          ------------   ------------   -----------
     INCOME (LOSS) BEFORE EXTRAORDINARY
       CHARGE...........................    41,659,366     (1,402,458)    5,678,441
Extraordinary charge on extinguishment
  of debt, net of applicable income tax
  benefit of $2,157,000 (Note C)........           -0-            -0-     3,158,960
                                          ------------   ------------   -----------
     NET INCOME (LOSS)..................    41,659,366     (1,402,458)    2,519,481
Preferred dividends (Note E)............     1,317,830      1,409,690       376,849
                                          ------------   ------------   -----------
     NET INCOME (LOSS) AVAILABLE TO
       COMMON STOCKHOLDERS..............  $ 40,341,536   $ (2,812,148)  $ 2,142,632
                                          ============   ============   ===========
Average outstanding common
  shares -- basic.......................    11,922,852     11,852,546     8,097,654
Stock compensation awards...............       481,443            -0-       340,668
                                          ------------   ------------   -----------
Average outstanding common
  shares -- diluted.....................    12,404,295     11,852,546     8,438,322
                                          ============   ============   ===========

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                                   YEAR ENDED DECEMBER 31,
                                          -----------------------------------------
                                              1998           1997          1996
                                          ------------   ------------   -----------
BASIC EARNINGS PER COMMON SHARE:
  Income (loss) before extraordinary
     charge available to common
     stockholders.......................  $       3.38   $      (0.24)  $      0.65
  Extraordinary charge..................           -0-            -0-         (0.39)
                                          ------------   ------------   -----------
     NET INCOME (LOSS) AVAILABLE TO
       COMMON STOCKHOLDERS..............  $       3.38   $      (0.24)  $      0.26
                                          ============   ============   ===========
DILUTED EARNINGS PER COMMON SHARE:
  Income (loss) before extraordinary
     charge available to common
     stockholders.......................  $       3.25   $      (0.24)  $      0.62
  Extraordinary charge..................           -0-            -0-         (0.37)
                                          ------------   ------------   -----------
     NET INCOME (LOSS) AVAILABLE TO
       COMMON STOCKHOLDERS..............  $       3.25   $      (0.24)  $      0.25
                                          ============   ============   ===========

See accompanying notes.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                           CLASS A                   CLASS B
                                              PREFERRED STOCK           COMMON STOCK              COMMON STOCK
                                            --------------------   -----------------------   -----------------------    RETAINED
                                            SHARES     AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       EARNINGS
                                            ------   -----------   ---------   -----------   ---------   -----------   -----------
Balance at December 31, 1995..............      0    $         0   7,624,134   $ 6,795,976           0   $         0   $ 8,827,906
Net Income................................      0              0           0             0           0             0     2,519,481
Common Stock Cash Dividends:
 Class A ($0.05 per share)................      0              0           0             0           0             0      (357,598)
 Class B ($0.01 per share)................      0              0           0             0           0             0       (69,000)
Purchase of Class B Common Stock (Note
 E).......................................      0              0           0             0           0             0             0
Issuance of Class A Common Stock (Notes E,
 F and H):
 401(k) Plan..............................      0              0      19,837       262,426           0             0             0
 Directors' Stock Plan....................      0              0      33,750       228,749           0             0             0
 Non-qualified Stock Plan.................      0              0      55,275       358,417           0             0             0
Preferred Stock Dividends.................      0              0           0             0           0             0      (376,849)
Issuance of Class A Common Stock Warrants
 (Notes B and E)..........................      0              0           0     2,600,000           0             0             0
Issuance of Series A Preferred Stock in
 exchange for Subordinated Note (Notes B
 and E)...................................  1,000     10,000,000           0    (2,383,333)          0             0             0
Issuance of Series B Preferred Stock
 (Notes B and E)..........................  1,000     10,000,000           0             0           0             0             0
Issuance of Class B Common Stock, net of
 expenses (Notes B and E).................      0              0           0             0   5,250,000    66,065,762             0
Income tax benefits relating to stock
 plans....................................      0              0           0       132,000           0             0             0
                                            -----    -----------   ---------   -----------   ---------   -----------   -----------
Balance at December 31, 1996..............  2,000     20,000,000   7,732,996     7,994,235   5,250,000    66,065,762    10,543,940

                                                    CLASS A                   CLASS B
                                                 TREASURY STOCK            TREASURY STOCK
                                            ------------------------   ----------------------
                                              SHARES       AMOUNT       SHARES      AMOUNT         TOTAL
                                            ----------   -----------   --------   -----------   ------------
Balance at December 31, 1995..............    (994,770)  $(6,638,284)         0   $         0   $  8,985,598
Net Income................................           0             0          0             0      2,519,481
Common Stock Cash Dividends:
 Class A ($0.05 per share)................           0             0          0             0       (357,598)
 Class B ($0.01 per share)................           0             0          0             0        (69,000)
Purchase of Class B Common Stock (Note
 E).......................................           0             0   (258,450)   (2,740,137)    (2,740,137)
Issuance of Class A Common Stock (Notes E,
 F and H):
 401(k) Plan..............................           0             0          0             0        262,426
 Directors' Stock Plan....................           0             0          0             0        228,749
 Non-qualified Stock Plan.................           0             0          0             0        358,417
Preferred Stock Dividends.................           0             0          0             0       (376,849)
Issuance of Class A Common Stock Warrants
 (Notes B and E)..........................           0             0          0             0      2,600,000
Issuance of Series A Preferred Stock in
 exchange for Subordinated Note (Notes B
 and E)...................................           0             0          0             0      7,616,667
Issuance of Series B Preferred Stock
 (Notes B and E)..........................           0             0          0             0     10,000,000
Issuance of Class B Common Stock, net of
 expenses (Notes B and E).................           0             0          0             0     66,065,762
Income tax benefits relating to stock
 plans....................................           0             0          0             0        132,000
                                            ----------   -----------   --------   -----------   ------------
Balance at December 31, 1996..............    (994,770)   (6,638,284)  (258,450)   (2,740,137)    95,225,516

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                                                           CLASS A                   CLASS B
                                              PREFERRED STOCK           COMMON STOCK              COMMON STOCK
                                            --------------------   -----------------------   -----------------------    RETAINED
                                            SHARES     AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       EARNINGS
                                            ------   -----------   ---------   -----------   ---------   -----------   -----------
Balance at December 31, 1996..............  2,000    $20,000,000   7,732,996   $ 7,994,235   5,250,000   $66,065,762   $10,543,940
Net Loss..................................      0              0           0             0           0             0    (1,402,458)
Common Stock Cash Dividends ($0.05) per
 share....................................      0              0           0             0           0             0      (628,045)
Preferred Stock Dividends.................      0              0           0             0           0             0    (1,409,690)
Issuance of Class A Common Stock (Notes E
 and F):
 Directors' Stock Plan....................      0              0         752         9,645           0             0             0
 Non-qualified Stock Plan.................      0              0      44,775       317,151           0             0             0
 Stock Award Restricted Stock Plan........      0              0     183,051     1,200,000           0             0             0
Issuance of Class B Common Stock (Notes E
 and H):
 401(k) Plan..............................      0              0           0             0      23,046       282,384             0
Issuance of Series B Preferred Stock (Note
 E).......................................     60        600,000           0             0           0             0             0
Issuance of Treasury Stock (Notes E, F,
 and H):
 401(k) Plan..............................      0              0           0             0           0        49,658             0
 Non-qualified Stock Plan.................      0              0           0             0           0             0      (500,556)
Purchase of Class A Common Stock (Note
 E).......................................      0              0           0             0           0             0             0
Income tax benefits relating to stock
 plans....................................      0              0           0       837,000           0             0             0
                                            -----    -----------   ---------   -----------   ---------   -----------   -----------
Balance at December 31, 1997..............  2,060    $20,600,000   7,961,574   $10,358,031   5,273,046   $66,397,804   $ 6,603,191

                                                    CLASS A                   CLASS B
                                                 TREASURY STOCK            TREASURY STOCK
                                            ------------------------   ----------------------
                                              SHARES       AMOUNT       SHARES      AMOUNT         TOTAL
                                            ----------   -----------   --------   -----------   ------------
Balance at December 31, 1996..............    (994,770)  $(6,638,284)  (258,450)  $(2,740,137)  $ 95,225,516
Net Loss..................................           0             0          0             0     (1,402,458)
Common Stock Cash Dividends ($0.05) per
 share....................................           0             0          0             0       (628,045)
Preferred Stock Dividends.................           0             0          0             0     (1,409,690)
Issuance of Class A Common Stock (Notes E
 and F):
 Directors' Stock Plan....................           0             0          0             0          9,645
 Non-qualified Stock Plan.................           0             0          0             0        317,151
 Stock Award Restricted Stock Plan........           0             0          0             0      1,200,000
Issuance of Class B Common Stock (Notes E
 and H):
 401(k) Plan..............................           0             0          0             0        282,384
Issuance of Series B Preferred Stock (Note
 E).......................................           0             0          0             0        600,000
Issuance of Treasury Stock (Notes E, F,
 and H):
 401(k) Plan..............................           0             0      8,265        87,628        137,286
 Non-qualified Stock Plan.................      81,238     1,082,390          0             0        581,834
Purchase of Class A Common Stock (Note
 E).......................................    (259,350)   (3,455,475)         0             0     (3,455,475)
Income tax benefits relating to stock
 plans....................................           0             0          0             0        837,000
                                            ----------   -----------   --------   -----------   ------------
Balance at December 31, 1997..............  (1,172,882)  $(9,011,369)  (250,185)  $(2,652,509)  $ 92,295,148

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                                                           CLASS A                   CLASS B
                                              PREFERRED STOCK           COMMON STOCK              COMMON STOCK
                                            --------------------   -----------------------   -----------------------    RETAINED
                                            SHARES     AMOUNT       SHARES       AMOUNT       SHARES       AMOUNT       EARNINGS
                                            ------   -----------   ---------   -----------   ---------   -----------   -----------
Balance at December 31, 1997..............  2,060    $20,600,000   7,761,574   $10,358,031   5,273,046   $66,397,804   $ 6,603,191
Net Income................................      0              0           0             0           0             0    41,659,366
Common Stock Cash Dividends ($0.06) per
 share....................................      0              0           0             0           0             0      (715,209)
Preferred Stock Dividends.................      0              0           0             0           0             0    (1,317,830)
Issuance of Treasury Stock (Notes E, F,
 and H):
 401(k) Plan..............................      0              0           0             0           0       180,821             0
 Directors' Stock Plan....................      0              0           0             0           0        30,652             0
 Non-qualified Stock Plan.................      0              0           0             0           0         9,597      (491,917)
Purchase of Class A Common Stock (Note
 E).......................................      0              0           0             0           0             0             0
Issuance of Series B Preferred Stock (Note
 E).......................................     51        509,384           0             0           0             0             0
Purchase of Series B Preferred Stock (Note
 E).......................................   (761)    (7,609,384)          0             0           0             0             0
Income tax benefits relating to stock
 plans....................................      0              0           0       325,678           0       173,511             0
                                            -----    -----------   ---------   -----------   ---------   -----------   -----------
Balance at December 31, 1998..............  1,350    $13,500,000   7,961,574   $10,683,709   5,273,046   $66,792,385   $45,737,601
                                            =====    ===========   =========   ===========   =========   ===========   ===========

                                                    CLASS A                   CLASS B
                                                 TREASURY STOCK            TREASURY STOCK
                                            ------------------------   ----------------------
                                              SHARES       AMOUNT       SHARES      AMOUNT         TOTAL
                                            ----------   -----------   --------   -----------   ------------
Balance at December 31, 1997..............  (1,172,882)  $(9,011,369)  (250,185)  $(2,652,509)  $ 92,295,148
Net Income................................           0             0          0             0     41,659,366
Common Stock Cash Dividends ($0.06) per
 share....................................           0             0          0             0       (715,209)
Preferred Stock Dividends.................           0             0          0             0     (1,317,830)
Issuance of Treasury Stock (Notes E, F,
 and H):
 401(k) Plan..............................           0             0     29,305       310,703        491,524
 Directors' Stock Plan....................           0             0     84,300       893,763        924,415
 Non-qualified Stock Plan.................      74,100     1,015,254      1,500        15,900        548,834
Purchase of Class A Common Stock (Note
 E).......................................     (30,750)     (582,567)         0             0       (582,567)
Issuance of Series B Preferred Stock (Note
 E).......................................           0             0          0             0        509,384
Purchase of Series B Preferred Stock (Note
 E).......................................           0             0          0             0     (7,609,384)
Income tax benefits relating to stock
 plans....................................           0             0          0             0        499,189
                                            ----------   -----------   --------   -----------   ------------
Balance at December 31, 1998..............  (1,129,532)  $(8,578,682)  (135,080)  $(1,432,143)  $126,702,870
                                            ==========   ===========   ========   ===========   ============

See accompanying notes.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEAR ENDED DECEMBER 31,
                                       --------------------------------------------
                                           1998            1997           1996
                                       -------------   ------------   -------------
OPERATING ACTIVITIES
  Net income (loss)..................  $  41,659,366   $ (1,402,458)  $   2,519,481
  Items which did not use (provide)
     cash:
     Depreciation....................      9,690,757      7,800,217       4,077,696
     Amortization of intangible
       assets........................      8,425,821      6,718,302       3,584,845
     Amortization of deferred loan
       costs.........................      1,097,952      1,083,303         270,813
     Amortization of program
       broadcast rights..............      4,250,714      3,501,330       2,742,712
     Amortization of original issue
       discount on 8% subordinated
       note..........................              0              0         216,667
     Write-off of loan acquisition
       costs from early
       extinguishment of debt........              0              0       1,818,840
     Gain on disposition of
       television stations...........    (70,572,128)             0      (5,671,323)
     Payments for program broadcast
       rights........................     (4,209,811)    (3,629,350)     (2,877,128)
     Compensation paid in Common
       Stock.........................              0              0         880,000
     Supplemental employee
       benefits......................       (252,611)      (196,057)       (855,410)
     Common Stock contributed to
       401(K) Plan...................        491,524        419,670         262,426
     Deferred income taxes...........     26,792,795      1,283,000         (44,000)
     Loss on asset sales.............        332,042        108,998         201,792
     Changes in operating assets and
       liabilities:
       Trade accounts receivable.....       (302,905)      (369,675)     (1,575,723)
       Recoverable income taxes......        406,749       (384,597)       (400,680)
       Inventories...................       (344,393)      (101,077)        254,952
       Other current assets..........        342,674       (569,745)        (21,248)
       Trade accounts payable........       (797,447)    (2,825,099)      2,256,795
       Employee compensation and
          benefits...................      1,283,150     (2,848,092)      2,882,379
       Accrued expenses..............         79,644      1,279,164      (2,936,155)
       Accrued interest..............      1,074,768       (325,409)      3,794,284
       Deferred revenue..............        625,149        201,657         710,286
                                       -------------   ------------   -------------
Net cash provided by operating
  activities.........................     20,073,810      9,744,082      12,092,301

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                                 YEAR ENDED DECEMBER 31,
                                       --------------------------------------------
                                           1998            1997           1996
                                       -------------   ------------   -------------
INVESTING ACTIVITIES
  Acquisition of television
     businesses......................  $(122,455,774)  $(45,644,942)  $(210,944,547)
  Disposition of television
     business........................     76,440,419              0       9,480,699
  Purchases of property and
     equipment.......................     (9,270,623)   (10,371,734)     (3,395,635)
  Proceeds from asset sales..........        318,697         24,885         174,401
  Deferred acquisition costs.........              0        (89,056)              0
  Payments on purchase liabilities...       (551,917)      (764,658)       (243,985)
  Other..............................        220,390       (652,907)       (139,029)
                                       -------------   ------------   -------------
Net cash used in investing
  activities.........................    (55,298,808)   (57,498,412)   (205,068,096)
FINANCING ACTIVITIES
  Proceeds from borrowings on
     long-term debt..................     90,070,000     75,350,000     238,478,310
  Repayments of borrowings on
     long-term debt..................    (46,609,122)   (22,678,127)   (109,434,577)
  Deferred loan costs................       (854,235)      (463,397)     (9,410,078)
  Dividends paid.....................     (1,642,709)    (1,428,045)       (426,598)
  Common Stock transactions..........        499,189      1,163,796         719,166
  Proceeds from equity offering -
     Class B Common Stock, net of
     expenses........................              0              0      66,065,762
  Proceeds from offering of Series B
     Preferred Stock.................              0              0      10,000,000
  Proceeds from settlement of
     interest rate swap agreement....              0              0         215,000
  Proceeds from sale of treasury
     shares..........................      1,473,249        581,834               0
  Purchase of Class A Common Stock...       (582,567)    (3,455,475)              0
  Purchase of Class B Common Stock...              0              0      (2,740,137)
  Redemption of Preferred Stock......     (7,609,384)             0               0
                                       -------------   ------------   -------------
Net cash provided by financing
  activities.........................     34,744,421     49,070,586     193,466,848
                                       -------------   ------------   -------------
Increase (decrease) in cash and cash
  equivalents........................       (480,577)     1,316,256         491,053
Cash and cash equivalents at
  beginning of year..................      2,367,300      1,051,044         559,991
                                       -------------   ------------   -------------
Cash and cash equivalents at end of
  year...............................  $   1,886,723   $  2,367,300   $   1,051,044
                                       =============   ============   =============

See accompanying notes.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     The Company's operations, which are located in ten southeastern and midwestern states, include ten television stations, a transportable satellite uplink business, three daily newspapers, a weekly advertising only publication and paging operations.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

REVENUE RECOGNITION

     The Company recognizes revenues as services are performed.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on deposit with a bank. Deposits with the bank are generally insured in limited amounts.

INVENTORIES

     Inventories, principally newsprint and supplies, are stated at the lower of cost or market. The Company uses the last-in, first-out ("LIFO") method of determining costs for substantially all of its inventories. Current cost exceeded the LIFO value of inventories by approximately $13,000 and $15,000 at December 31, 1998 and 1997, respectively.

PROGRAM BROADCAST RIGHTS

     Rights to programs available for broadcast under program license agreements are initially recorded at the beginning of the license period for the amounts of total license fees payable under the license agreements and are charged to operating expense on the basis of total programs available for use on the straight-line method. The portion of the unamortized balance expected to be charged to operating expense in the succeeding year is classified as a current asset, with the remainder classified as a non-current asset. The liability for the license fees payable under the program license agreements is classified as current or long-term, in accordance with the payment terms of the various license agreements. The capitalized costs of the rights are recorded at the lower of unamortized costs or estimated net realizable value.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

PROPERTY AND EQUIPMENT

     Property and equipment are carried at cost. Depreciation is computed principally by the straight-line method for financial reporting purposes and by accelerated methods for income tax purposes. Buildings, improvements and equipment are depreciated over estimated useful lives of approximately 35 years, 10 years and 5 years, respectively.

INTANGIBLE ASSETS

     Intangible assets are stated at cost and are amortized using the straight-line method. Goodwill is amortized over 40 years. Loan acquisition fees are amortized over the life of the applicable indebtedness. Non-compete agreements are amortized over the life of the specific agreement. Accumulated amortization of intangible assets resulting from business acquisitions was $21.2 million and $11.5 million as of December 31, 1998 and 1997, respectively.

     If facts and circumstances indicate that the goodwill, property and equipment or other assets may be impaired, an evaluation of continuing value would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with these assets would be compared to their carrying amount to determine if a write down to fair market value or discounted cash flow value is required.

INCOME TAXES

     Deferred income taxes are provided on the differences between the financial statement and income tax basis of assets and liabilities. The Company and its subsidiaries file a consolidated federal income tax return. Consolidated state income tax returns are filed when appropriate and separate state tax returns are filed when consolidation is not available. Local tax returns are filed separately.

CAPITAL STOCK

     On August 20, 1998, the Board of Directors declared a 50% stock dividend, payable on September 30, 1998, to stockholders of record of the Class A Common Stock and Class B Common Stock on September 16, 1998. This stock dividend effected a three for two stock split. All applicable share and per share data have been adjusted to give effect to the stock split.

STOCK BASED COMPENSATION

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its stock options. Under APB 25, if the exercise price of the stock options granted by the Company equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

CONCENTRATION OF CREDIT RISK

     The Company provides print advertising and advertising air time to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is

                       GRAY COMMUNICATIONS SYSTEMS, INC.

extended based on an evaluation of the customer's financial condition, and generally advance payment is not required. Credit losses are provided for in the financial statements and consistently have been within management's expectations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The estimated fair value of long-term debt at December 31, 1998 and 1997 exceeded book value by $10.4 million and $13.2 million, respectively. The fair value of the Preferred Stock at December 31, 1998 and 1997 approximates its carrying value at that date. The Company does not anticipate settlement of long-term debt or preferred stock at other than book value.

     The fair value of other financial instruments classified as current assets or liabilities approximates their carrying values due to the short-term maturities of these instruments.

RECLASSIFICATIONS

     Certain amounts in the accompanying consolidated financial statements have been reclassified to conform to the 1998 format.

B. BUSINESS ACQUISITIONS AND DISPOSITIONS

     The Company's acquisitions have been accounted for under the purchase method of accounting. Under the purchase method of accounting, the results of operations of the acquired businesses are included in the accompanying consolidated financial statements as of their respective acquisition dates. The assets and liabilities of acquired businesses are included based on an allocation of the purchase price.

RECENT AND PENDING ACQUISITIONS

     On March 1, 1999, the Company acquired substantially all of the assets of The Goshen News from News Printing Company, Inc. and affiliates thereof, for aggregate cash consideration of approximately $16.7 million including a non-compete agreement. The Goshen News is a 17,000 circulation afternoon newspaper published Monday through Saturday and serves Goshen, Indiana and surrounding areas. The Company financed the acquisition through its $200.0 million bank loan agreement (the "Senior Credit Facility").

     On January 28, 1999, Bull Run Corporation ("Bull Run"), a principal stockholder of the Company, acquired 301,119 shares of the outstanding common stock of Sarkes Tarzian, Inc. ("Tarzian") from the Estate of Mary Tarzian (the "Estate") for $10.0 million. The acquired shares (the "Tarzian Shares") represent 33.5% of the total outstanding common stock of Tarzian (both in terms of the number of shares of common stock outstanding and in terms of voting rights), but such investment represents 73% of the equity of Tarzian for purposes of dividends as well as distributions in the event of any liquidation, dissolution or other termination of Tarzian. Tarzian has filed a complaint in the United States District Court for the Southern District of Indiana, claiming that it had a binding contract with the Estate to purchase the Tarzian Shares from the Estate prior to Bull Run's purchase of the shares, and requests judgment providing that the Estate be required to sell the Tarzian Shares to Tarzian. Bull Run believes that a binding contract between Tarzian and the Estate did not exist, prior to Bull Run's purchase of the Tarzian

                       GRAY COMMUNICATIONS SYSTEMS, INC.

Shares from the Estate, and in any case, Bull Run's purchase agreement with the Estate provides that in the event that a court of competent jurisdiction awards title to the Tarzian Shares to a person or entity other than Bull Run, the purchase agreement is rescinded and the Estate is required to pay Bull Run the full $10.0 million purchase price, plus interest. Tarzian owns and operates two television stations and four radio stations: WRCB-TV Channel 3 in Chattanooga, Tennessee, an NBC affiliate; KTVN-TV Channel 2 in Reno, Nevada, a CBS affiliate; WGCL-AM and WTTS-FM in Bloomington, Indiana; and WAJI-FM and WLDE-FM in Fort Wayne, Indiana. The Chattanooga and Reno markets rank as the 87th and the 108th largest television markets in the United States, respectively, as ranked by A.
C. Nielsen Company.

     The Company has executed an option agreement with Bull Run, whereby the Company has the option of acquiring the Tarzian investment from Bull Run. Upon exercise of the option, the Company will pay Bull Run an amount equal to Bull Run's purchase price for the Tarzian investment and related costs. The option agreement currently expires on May 31, 1999; however, the Company may extend the option period at an established fee. In connection with the option agreement, the Company granted to Bull Run warrants to purchase up to 100,000 shares of the Company's Class B Common Stock at $13.625 per share. The warrants vest immediately upon the Company's exercise of its option to purchase the Tarzian investment. Neither Bull Run's investment nor the Company's potential investment is presently attributable under the ownership rules of the Federal Communications Commission ("FCC"). If the Company successfully exercises the option agreement, the Company plans to fund the acquisition through its Senior Credit Facility.

1998 ACQUISITIONS AND DISPOSITION

     On July 31, 1998, the Company completed the purchase of all of the outstanding capital stock of Busse Broadcasting Corporation ("Busse"). The purchase price was $120.5 million less the accreted value of Busse's 11 5/8% Senior Secured Notes due 2000 ("Busse Senior Notes"). The purchase price of the capital stock consisted of the contractual purchase price of $112.0 million, associated transaction costs of $2.9 million and Busse's cash and cash equivalents of $5.6 million. Immediately following the acquisition of Busse, the Company exercised its right to satisfy and discharge the Busse Senior Notes, effectively prefunding the Busse Senior Notes at the October 15, 1998 call price of 106 plus accrued interest. The amount necessary to satisfy and discharge the Busse Senior Notes was approximately $69.9 million. Based on the preliminary allocation of the purchase price, the excess of the purchase price over the fair value of net tangible assets acquired was approximately $122.8 million.

     Immediately prior to the Company's acquisition of Busse, Cosmos Broadcasting Corporation acquired the assets of WEAU-TV ("WEAU") from Busse and exchanged them for the assets of WALB-TV, Inc. ("WALB"), the Company's NBC affiliate in Albany, Georgia. In exchange for the assets of WALB, the Company received the assets of WEAU, which were valued at $66.0 million, and approximately $12.0 million in cash for a total value of $78.0 million. The Company recognized a pre-tax gain of approximately $70.6 million and estimated deferred income taxes of approximately $27.5 million in

                       GRAY COMMUNICATIONS SYSTEMS, INC.

connection with the exchange of WALB. The Company funded the remaining costs of the acquisition of Busse's capital stock through its Senior Credit Facility.

     As a result of these transactions, the Company added the following television stations to its existing broadcast group: KOLN-TV ("KOLN"), the CBS affiliate serving the Lincoln-Hastings-Kearney, Nebraska market; its satellite station KGIN-TV ("KGIN"), the CBS affiliate serving Grand Island, Nebraska; and WEAU, an NBC affiliate serving the La Crosse-Eau Claire, Wisconsin market. These transactions also satisfied the FCC's requirement for the Company to divest itself of WALB. The transactions described above are referred to herein as the "Busse-WALB Transactions."

     The Company's Board of Directors has agreed to pay Bull Run a fee of approximately $2.0 million for services performed in connection with the Busse-WALB Transactions. Of this fee, $1.1 million had been paid to Bull Run and $880,000 remained in accounts payable at December 31, 1998.

     Unaudited pro forma operating data for the years ended December 31, 1998 and 1997 are presented below and assumes that the Busse-WALB Transactions and the 1997 Broadcasting Acquisitions (as defined in 1997 Acquisitions) were completed on January 1, 1997. The above described unaudited pro forma operating data excludes a pre-tax gain of approximately $70.6 million and estimated deferred income taxes of approximately $27.5 million in connection with the disposition of WALB.

     This unaudited pro forma operating data does not purport to represent the Company's actual results of operations had the Busse-WALB Transactions and the 1997 Broadcasting Acquisitions been completed on January 1, 1997, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. Unaudited pro forma operating data for the years ended December 31, 1998 and 1997, are as follows (in thousands, except per common share data):

                                                                DECEMBER 31,
                                                             -------------------
                                                               1998       1997
                                                             --------   --------
                                                                 (UNAUDITED)
Revenues, net..............................................  $133,661   $117,981
                                                             ========   ========
Net loss available to common stockholders..................  $ (4,562)  $ (6,647)
                                                             ========   ========
Loss per share available to common stockholders:
  Basic....................................................  $  (0.38)  $  (0.56)
                                                             ========   ========
  Diluted..................................................  $  (0.38)  $  (0.56)
                                                             ========   ========

     The pro forma results presented above include adjustments to reflect (i) the incurrence of interest expense to fund the respective acquisitions, (ii) depreciation and amortization of assets acquired, (iii) the elimination of the corporate expense allocation net of additional accounting and administrative expenses and (iv) the income tax effect of such pro forma adjustments.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

1997 ACQUISITIONS

     On August 1, 1997, the Company purchased the assets of WITN-TV ("WITN"). The purchase price of approximately $41.7 million consisted of $40.7 million cash, $600,000 in acquisition related costs, and approximately $400,000 in liabilities which were assumed by the Company. The excess of the purchase price over the fair value of net tangible assets acquired was approximately $37.4 million. The Company funded the costs of this acquisition through its Senior Credit Facility. WITN operates on Channel 7 and is the NBC affiliate in the Greenville-New Bern-Washington, North Carolina market. In connection with the purchase of the assets of WITN ("WITN Acquisition"), the Company paid Bull Run a fee of $400,000 for services performed.

     On April 24, 1997, the Company acquired all of the issued and outstanding common stock of GulfLink Communications, Inc. ("GulfLink") of Baton Rouge, Louisiana. The GulfLink operations included nine transportable satellite uplink trucks. The purchase price of approximately $5.2 million consisted of $4.1 million cash, $127,000 in acquisition related costs, and approximately $1.0 million in liabilities which were assumed by the Company. The excess of the purchase price over the fair value of net tangible assets acquired was approximately $3.6 million. The Company funded the costs of this acquisition through its Senior Credit Facility. In connection with the purchase of the common stock of GulfLink Communications, Inc. (the "GulfLink Acquisition"), the Company paid Bull Run a fee equal to $58,000 for services performed. The WITN Acquisition and the GulfLink Acquisition are hereinafter referred to as the "1997 Broadcasting Acquisitions."

     Unaudited pro forma operating data for the year ended December 31, 1997 and 1996 are presented below and assumes that the 1997 Broadcasting Acquisitions, the First American Acquisition (as defined in 1996 Acquisitions and Disposition) and the KTVE Sale (as defined in 1996 Acquisitions and Disposition) occurred on January 1, 1996.

     This unaudited pro forma operating data does not purport to represent the Company's actual results of operations had these transactions occurred on January 1, 1996, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. Unaudited pro forma operating data for the years ended December 31, 1997 and 1996, are as follows (in thousands, except per common share data):

                                                                DECEMBER 31,
                                                             -------------------
                                                               1997       1996
                                                             --------   --------
                                                                 (UNAUDITED)
Revenues, net..............................................  $109,099   $108,908
                                                             ========   ========
Net loss available to common stockholders..................  $ (3,769)  $ (2,397)
                                                             ========   ========
Loss per share available to common stockholders:
  Basic....................................................  $  (0.32)  $  (0.20)
                                                             ========   ========
  Diluted..................................................  $  (0.32)  $  (0.20)
                                                             ========   ========

     The pro forma results presented above include adjustments to reflect (i) the incurrence of interest expense to fund the 1997 Broadcasting Acquisitions, and the First

                       GRAY COMMUNICATIONS SYSTEMS, INC.

American Acquisition (as defined in 1996 Acquisitions and Disposition), (ii) depreciation and amortization of assets acquired, (iii) the reduction of employee compensation related to severance and vacation compensation for 1996,
(iv) the elimination of the corporate expense allocation net of additional accounting and administrative expenses for the WITN Acquisition and the First American Acquisition, (v) increased pension expense for the First American Acquisition, and (vi) the income tax effect of such pro forma adjustments. Average outstanding shares used to calculate pro forma earnings per share data for 1996 include the 5,250,000 Class B Common shares issued in connection with the First American Acquisition.

1996 ACQUISITIONS AND DISPOSITION

     On September 30, 1996, the Company purchased from First American Media, Inc. substantially all of the assets used in the operation of two CBS-affiliated television stations, WCTV-TV ("WCTV") serving Tallahassee, Florida-Thomasville, Georgia and WKXT-TV ("WKXT") in Knoxville, Tennessee, as well as those assets used in the operations of a satellite uplink and production services business and a communications and paging business (the "First American Acquisition"). Subsequent to the First American Acquisition, the Company rebranded WKXT with the call letters WVLT ("WVLT"). The purchase price of approximately $183.9 million consisted of $175.5 million cash, $1.8 million in acquisition related costs, and the assumption of approximately $6.6 million of liabilities. The excess of the purchase price over the fair value of net tangible assets acquired was approximately $160.2 million. The Company paid Bull Run, a fee equal to approximately $1.7 million for services performed in connection with this acquisition.

     The First American Acquisition and the early retirement of the Company's existing bank credit facility and other senior indebtedness, were funded as follows: net proceeds of $66.1 million from the sale of 5,250,000 shares of the Company's Class B Common Stock; net proceeds of $155.2 million from the sale of $160.0 million principal amount of the Company's 10 5/8% Senior Subordinated Notes due 2006; $16.9 million of borrowings under the Senior Credit Facility; and $10.0 million net proceeds from the sale of 1,000 shares of the Company's Series B Preferred Stock with warrants to purchase 750,000 shares of the Company's Class A Common Stock at $16 per share. The shares of Series B Preferred Stock were issued to Bull Run and to J. Mack Robinson, Chairman of the Board of Bull Run and President and Chief Executive Officer of the Company, and certain of his affiliates. The Company obtained an opinion from an investment banker as to the fairness of the terms of the sale of such Series B Preferred Stock with warrants.

     In connection with the First American Acquisition, the FCC ordered the Company to divest itself of WALB in Albany, Georgia and WJHG-TV ("WJHG") in Panama City, Florida by March 31, 1997 to comply with regulations governing common ownership of television stations with overlapping service areas. The FCC is currently reexamining these regulations, and if it revises them in accordance with the interim policy it has adopted, divestiture of WJHG would not be required. Accordingly, the Company requested and in July of 1997 received an extension of the divestiture deadline with regard to WJHG conditioned upon the outcome of the rulemaking proceedings. It can not be determined when the FCC will complete its rulemaking on this subject. On July 31, 1998, the assets of WALB were exchanged for the assets of WEAU. This exchange transaction satisfied the FCC's divestiture requirement for WALB.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

     Condensed unaudited balance sheets of WALB and WJHG are as follows (in thousands):

                                                                         WJHG
                                                         WALB        DECEMBER 31,
                                                     DECEMBER 31,   ---------------
                                                         1997        1998     1997
                                                     ------------   ------   ------
                                                     (UNAUDITED)      (UNAUDITED)
Current assets.....................................     $2,379      $1,163   $1,053
Property and equipment.............................      1,473       1,323      848
Other assets.......................................        471         148      346
                                                        ------      ------   ------
  Total assets.....................................     $4,323      $2,634   $2,247
                                                        ======      ======   ======
Current liabilities................................     $  994      $  583   $  350
Other liabilities..................................        215         118      127
Stockholder's equity...............................      3,114       1,933    1,770
                                                        ------      ------   ------
  Total liabilities and stockholder's equity.......     $4,323      $2,634   $2,247
                                                        ======      ======   ======

     Condensed unaudited income statement data of WALB and WJHG are as follows (in thousands):

                                        WALB                                WJHG
                       ---------------------------------------    ------------------------
                           SEVEN
                          MONTHS       YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,
                           ENDED       -----------------------    ------------------------
                       JULY 31, 1998     1997           1996       1998     1997     1996
                       -------------   --------       --------    ------   ------   ------
                                                   (UNAUDITED)
Broadcasting
  revenues...........     $6,773       $10,090        $10,611     $5,057   $4,896   $5,217
Expenses.............      3,130         4,770          5,070      4,038    3,757    4,131
                          ------       -------        -------     ------   ------   ------
Operating income.....      3,643         5,320          5,541      1,019    1,139    1,086
Other income
  (expense)..........        (33)            3              7          1       (5)       6
                          ------       -------        -------     ------   ------   ------
Income before income
  taxes..............     $3,610       $ 5,323        $ 5,548     $1,020   $1,134   $1,092
                          ======       =======        =======     ======   ======   ======
Net income...........     $2,238       $ 3,295        $ 3,465     $  632   $  737   $  685
                          ======       =======        =======     ======   ======   ======

     On January 4, 1996, the Company purchased substantially all of the assets of WRDW-TV, a CBS television affiliate serving the Augusta, Georgia television market (the "Augusta Acquisition"). The purchase price of approximately $37.2 million which included assumed liabilities of approximately $1.3 million, was financed primarily through long-term borrowings. The assets acquired consisted of office equipment and broadcasting operations located in North Augusta, South Carolina. The excess of the purchase price over the fair value of net tangible assets acquired was approximately $32.5 million. In connection with the Augusta Acquisition, the Company paid a fee of $360,000 to Bull Run for services performed.

     Funds for the Augusta Acquisition were obtained from the modification of the Company's existing bank debt on January 4, 1996 (the "Bank Loan") to a variable rate

                       GRAY COMMUNICATIONS SYSTEMS, INC.

reducing revolving credit facility (the "Old Credit Facility") and the sale to Bull Run of an 8% subordinated note due January 3, 2005 in the principal amount of $10.0 million (the "8% Note"). In connection with the sale of the 8% Note, the Company also issued warrants to Bull Run to purchase 731,250 shares of Class A Common Stock at $11.92 per share. Of these warrants, 450,000 vested upon issuance with the remaining warrants vesting in five equal annual installments commencing on the first anniversary of the date of issuance. Approximately $2.6 million of the $10.0 million of proceeds from the 8% Note was allocated to the warrants and increased Class A Common Stock. The Old Credit Facility provided for a credit line up to $54.2 million. This transaction also required a modification of the interest rate of the Company's $25.0 million senior secured note with an institutional investor (the "Senior Note") from 10.08% to 10.7%.

     As part of the financing arrangements for the First American Acquisition, the Old Credit Facility and the Senior Note were retired and the Company issued to Bull Run, in exchange for the 8% Note, 1,000 shares of Series A Preferred Stock. The warrants issued with the 8% Note were retired and the warrants issued with the Series A Preferred Stock will vest in accordance with the same schedule described above provided the Series A Preferred Stock remains outstanding. The Company recorded an extraordinary charge of $5.3 million ($3.2 million after taxes or $0.39 per basic common share and $0.37 per diluted common share for
1996) in connection with the early retirement of the $25.0 million Senior Note and the write-off of loan acquisition costs from the early extinguishment of debt.

     The Company sold the assets of KTVE Inc. (the "KTVE Sale"), its NBC-affiliated television station, in Monroe, Louisiana-El Dorado, Arkansas on August 20, 1996. The sales price included $9.5 million in cash plus the amount of the accounts receivable on the date of closing to the extent collected by the buyer, to be paid to the Company within 150 days following the closing date (approximately $829,000). The Company recognized a pre-tax gain of approximately $5.7 million and estimated income taxes of approximately $2.8 million in connection with the sale.

     Unaudited pro forma operating data for the years ended December 31, 1996 and 1995 is presented below and assumes that the Augusta Acquisition, the First American Acquisition, and the KTVE Sale occurred on January 1, 1995.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

     This unaudited pro forma operating data does not purport to represent the Company's actual results of operations had the Augusta Acquisition, the First American Acquisition, and the KTVE Sale occurred on January 1, 1995, and should not serve as a forecast of the Company's operating results for any future periods. The pro forma adjustments are based solely upon certain assumptions that management believes are reasonable under the circumstances at this time. Unaudited pro forma operating data for the years ended December 31, 1996 and 1995, are as follows (in thousands, except per common share data):

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
                                                                 (UNAUDITED)
Revenues, net...............................................  $97,540   $90,637
                                                              =======   =======
Net loss available to common stockholders...................  $(1,388)  $(6,073)
                                                              =======   =======
Loss per share available to common stockholders:
  Basic.....................................................  $ (0.11)  $ (0.51)
                                                              =======   =======
  Diluted...................................................  $ (0.11)  $ (0.51)
                                                              =======   =======

     The pro forma results presented above include adjustments to reflect (i) the incurrence of interest expense to fund the First American Acquisition and the WRDW Acquisition, (ii) depreciation and amortization of assets acquired,
(iii) the reduction of employee compensation related to severance and vacation compensation for 1996, (iv) the elimination of the corporate expense allocation net of additional accounting and administrative expenses for the First American Acquisition, (v) increased pension expense for the First American Acquisition, and (vi) the income tax effect of such pro forma adjustments. Average outstanding shares used to calculate pro forma earnings per share data for 1996 and 1995 include the 5,250,000 Class B Common shares issued in connection with the First American Acquisition.

C. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                               DECEMBER 31,
                                                           --------------------
                                                             1998        1997
                                                           --------    --------
10 5/8% Senior Subordinated Notes due 2006...............  $160,000    $160,000
Senior Credit Facility...................................   109,500      65,630
Other....................................................     1,155       1,446
                                                           --------    --------
                                                            270,655     227,076
Less current portion.....................................      (430)       (400)
                                                           --------    --------
                                                           $270,225    $226,676
                                                           ========    ========

     On September 20, 1996, the Company sold $160.0 million principal amount of the Company's 10 5/8% Senior Subordinated Notes (the "Senior Subordinated Notes") due 2006. The net proceeds of $155.2 million from this offering, along with the net proceeds from (i) the KTVE Sale, (ii) the issuance of Class B Common Stock, (iii) the issuance

                       GRAY COMMUNICATIONS SYSTEMS, INC.

of Series B Preferred Stock and (iv) borrowings under the Senior Credit Facility, were used in financing the First American Acquisition as well as the early retirement of the Senior Note and the Old Credit Facility. Interest on the Senior Subordinated Notes is payable semi-annually on April 1 and October 1, commencing April 1, 1997.

     The Senior Credit Facility included scheduled reductions in the $125.0 million credit limit which commenced on March 31, 1997, interest rates based upon a spread over LIBOR and/or the lender's prime rate, an unused commitment fee of 0.50% applied to available funds and a maturity date of June 30, 2003. Effective September 17, 1997, the Senior Credit Facility was modified to reinstate the original credit limit of $125.0 million which had been reduced by the scheduled reductions. The modification also reduced the interest rate spread over LIBOR and/or Prime. The modification also extended the maturity date from June 30, 2003 to June 30, 2004. The modification required a one-time fee of $250,000.

     Effective July 31, 1998, the Senior Credit Facility was modified to increase the committed credit limit from $125.0 million to $200.0 million. This modification also allows for an additional uncommitted $100.0 million in available credit which is in addition to the committed $200.0 million credit limit. This $100.0 million in uncommitted available credit can be borrowed by the Company only after approval of the bank consortium. The modification also extended the maturity date from June 30, 2004 to June 30, 2005. The modification required a one-time fee of approximately $750,000.

     At December 31, 1998, the Company had approximately $109.5 million borrowed under the Senior Credit Facility with approximately $90.5 million available under the agreement. The interest rate on the outstanding balance was based on the lender's prime rate and a spread over LIBOR of 1.75%. Additionally, the effective interest rate of the Senior Credit Facility can be changed based upon the Company's maintenance of certain operating ratios as defined by the Senior Credit Facility, not to exceed the lender's prime rate plus 0.50% or LIBOR plus 2.25%. The effective interest rate on the Senior Credit Facility at December 31, 1998 and 1997 was 7.1% and 7.9%, respectively. The Company is charged a commitment fee on the excess of the aggregate average daily available credit limit less the amount outstanding. At December 31, 1998, the commitment fee was 0.50% per annum.

     The Company's $200.0 million Senior Credit Facility, as amended, is comprised of a term loan (the "Term Commitment") of $100.0 million and a revolving credit facility (the "Revolving Commitment") of $100.0 million.

     As of December 31, 1998, the Company had $9.5 million borrowed under the Senior Credit Facility's Revolving Commitment. The Revolving Commitment will automatically reduce as follows: 10% in 2000, 15% in 2001, 15% in 2002, 20% in 2003, 25% in 1994 and 15% in 2005.

     As of December 31, 1998, the Company had $100.0 million borrowed under the Senior Credit Facility's Term Commitment. The amount outstanding under the Term Commitment will become fixed as of December 30, 1999 and it will be reduced as follows: 2.5% in 1999, 10.0% in 2000, 10.0% in 2001, 17.5% in 2002, 17.5% in
2003, 21.2% in 2004 and 21.3% in 2005.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

     The agreement pursuant to which the Senior Credit Facility was issued contains certain restrictive provisions, which, among other things, limit additional indebtedness and require minimum levels of cash flows. The Senior Subordinated Notes also contained similar restrictive provisions as well as limitations on restricted payments.

     The Senior Subordinated Notes are jointly and severally guaranteed (the "Subsidiary Guarantees") by all of the Company's subsidiaries (the "Subsidiary Guarantors"). The obligations of the Subsidiary Guarantors under the Subsidiary Guarantees is subordinated, to the same extent as the obligations of the Company in respect of the Senior Subordinated Notes, to the prior payment in full of all existing and future senior debt of the Subsidiary Guarantors (which will include any guarantee issued by such Subsidiary Guarantors of any senior debt).

     The Company is a holding company with no material independent assets or operations, other than its investment in its subsidiaries. The aggregate assets, liabilities, earnings and equity of the Subsidiary Guarantors are substantially equivalent to the assets, liabilities, earnings and equity of the Company on a consolidated basis. The Subsidiary Guarantors are, directly or indirectly, wholly-owned subsidiaries of the Company and the Subsidiary Guarantees are full, unconditional and joint and several. All of the current and future direct and indirect subsidiaries of the Company will be guarantors of the Senior Subordinated Notes. Accordingly, separate financial statements and other disclosures of each of the Subsidiary Guarantors are not presented because management has determined that they are not material to investors. The Senior Subordinated Notes and the Senior Credit Facility are secured by substantially all of the Company's existing and hereafter acquired assets.

     Aggregate minimum principal maturities on long-term debt as of December 31, 1998, were as follows (in thousands):

                                                              MINIMUM PRINCIPAL
YEAR                                                             MATURITIES
----                                                          -----------------
1999........................................................      $    430
2000........................................................           330
2001........................................................           209
2002........................................................            62
2003........................................................        27,067
Thereafter..................................................       242,557
                                                                  --------
                                                                  $270,655
                                                                  ========

     The Company made interest payments of approximately $22.9 million, $21.3 million, and $7.6 million during 1998, 1997 and 1996, respectively.

     In the year ended December 31, 1996, the Company recorded an extraordinary charge of $5.3 million ($3.2 million after taxes or $0.39 per basic common share or $0.37 per diluted common share) in connection with the early retirement of the Senior Note and the write-off of unamortized loan acquisition costs of the Senior Note and the Old Credit Facility resulting from the early extinguishment of debt.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

D. SUPPLEMENTAL EMPLOYEE BENEFITS AND OTHER AGREEMENTS

     The Company had an employment agreement with its former President, Ralph W. Gabbard, which provided for an award of 183,051 shares of the Company's Class A Common Stock if his employment with the Company continued until September 1999. Mr. Gabbard died unexpectedly in September 1996. The Company awarded these shares to the estate of Mr. Gabbard. Approximately $880,000 of expense was recorded in 1996.

     The Company has entered into supplemental retirement benefit and other agreements with certain key employees. These benefits are to be paid primarily in equal monthly amounts over the employees' life for a period not to exceed 15 years after retirement. The Company charges against operations amounts sufficient to fund the present value of the estimated lifetime supplemental benefit over each employee's anticipated remaining period of employment.

     The following summarizes activity relative to certain officers' agreements and the supplemental employee benefits (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1998      1997      1996
                                                       -------   -------   -------
Beginning liability..................................  $ 1,526   $ 3,158   $ 2,938
                                                       -------   -------   -------
Provision............................................      180       161       918
Forfeitures..........................................      (61)      -0-       -0-
                                                       -------   -------   -------
Net expense..........................................      119       161       918
Payments.............................................     (202)   (1,793)     (698)
                                                       -------   -------   -------
Net change...........................................      (83)   (1,632)      220
                                                       -------   -------   -------
Ending liability.....................................    1,443     1,526     3,158
Less current portion.................................     (315)     (365)   (1,801)
                                                       -------   -------   -------
                                                       $ 1,128   $ 1,161   $ 1,357
                                                       =======   =======   =======

E. STOCKHOLDERS' EQUITY

     During 1996, the Company amended its Articles of Incorporation to increase to 50,000,000 the number of shares of all classes of stock which the Company has the authority to issue, of which, 15,000,000 shares are designated Class A Common Stock, 15,000,000 shares are designated Class B Common Stock, and 20,000,000 shares are designated "blank check" preferred stock for which the Board of Directors has the authority to determine the rights, powers, limitations and restrictions. The rights of the Company's Class A and Class B Common Stock are identical, except that the Class A Common Stock has 10 votes per share and the Class B Common Stock has one vote per share. The Class A and Class B Common Stock receive cash dividends on an equal per share basis.

     As part of the financing for the Augusta Acquisition in 1996, funding was obtained from the 8% Note, which included the issuance of detachable warrants to Bull Run to purchase 731,250 shares of Class A Common Stock at $11.92 per share. Of these warrants 450,000 vested upon issuance, with the remaining warrants vesting in five equal annual

                       GRAY COMMUNICATIONS SYSTEMS, INC.

installments commencing on the first anniversary of the date of issuance. Approximately $2.6 million of the $10.0 million of proceeds from the 8% Note was allocated to the warrants and increased Class A Common Stock. This allocation of the proceeds was based on an estimate of the relative fair values of the 8% Note and the warrants on the date of issuance. The Company amortized the original issue discount on a ratable basis in accordance with the original terms of the 8% Note through September 30, 1996. The Company recognized approximately $217,000 in amortization costs for the $2.6 million original issue discount. In September 1996, the Company exchanged the 8% Note with Bull Run for 1,000 shares of liquidation preference Series A Preferred Stock yielding 8%. The warrants issued with the 8% Note were retired and the warrants issued with the Series A Preferred Stock will vest in accordance with the same schedule described above provided the Series A Preferred Stock remains outstanding. The holder of the Series A Preferred Stock will receive cash dividends at an annual rate of $800 per share. The liquidation or redemption price of the Series A Preferred Stock is $10,000 per share.

     As part of the financing for the First American Acquisition in 1996, the Company also issued 1,000 shares of Series B Preferred Stock, with warrants to purchase an aggregate of 750,000 shares of Class A Common Stock at an exercise price of $16.00 per share. Of these warrants 450,000 vested upon issuance, with the remaining warrants vesting in five equal annual installments commencing on the first anniversary of the date of issuance. The shares of Series B Preferred Stock were issued to Bull Run and to J. Mack Robinson, Chairman of the Board of Bull Run and President and Chief Executive Officer of the Company, and certain of his affiliates. The Company obtained a written opinion from an investment banker as to the fairness of the terms of the sale of such Series B Preferred Stock with warrants. The holders of the Series B Preferred Stock will receive dividends at an annual rate of $600 per share, except the Company at its option may pay these dividends in cash or in additional shares. The liquidation or redemption price of the Series B Preferred Stock is $10,000 per share. In August 1998 and September 1997, the Company issued 50.9 shares and 60.0 shares of Series B Preferred Stock, respectively, as payment of dividends to the holders of its then outstanding Series B Preferred Stock. During 1998, the Company redeemed 760.9 shares of Series B Preferred Stock at a cost of $7.6 million.

     On September 24, 1996, the Company completed a public offering of 5.25 million shares of its Class B Common Stock at an offering price of $13.67 per share. The proceeds, net of expenses, from this public offering of approximately $66.1 million were used in the financing of the First American Acquisition.

     The Company is authorized by its Board of Directors to purchase up to two million shares of the Company's Class A or Class B Common Stock to either be retired or reissued in connection with the Company's benefit plans, including the Capital Accumulation Plan and the Incentive Plan. During 1998, 1997 and 1996, the Company purchased 30,750 Class A Common Stock Shares, 259,350 Class A Common Stock shares and 258,450 Class B Common Stock shares, respectively, under this authorization. The 1998, 1997 and 1996 treasury shares were purchased at prevailing market prices with an average effective price of $18.95, $13.33 and $10.60 per share, respectively, and were funded from the Company's operating cash flow.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

F. LONG-TERM INCENTIVE PLAN AND STOCK PURCHASE PLAN

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS No. 123 "Accounting for Stock-Based Compensation" ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

     The Company has a long-term incentive plan (the "Incentive Plan") under which 300,000 shares of the Company's Class A Common Stock and 600,000 shares of the Company's Class B Common Stock are reserved for grants to key personnel for
(i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) restricted stock and (v) performance awards, as defined by the Incentive Plan. Shares of Common Stock underlying outstanding options or performance awards are counted against the Incentive Plan's maximum shares while such options or awards are outstanding. Under the Incentive Plan, the options granted typically vest after a two year period and expire three years after full vesting. Options granted through December 31, 1998, have been granted at a price which approximates fair market value on the date of the grant. On December 11, 1998, the Company repriced certain Class B Common Stock grants made under the Incentive Plan, at a price which approximated the market price of the Class B Common Stock on that day.

     The Company also has a Stock Purchase Plan which grants outside directors up to 7,500 shares of the Company's Common Stock. Under this Stock Purchase Plan, the options granted vest at the beginning of the upcoming calendar year and expire at the end of January following that calendar year.

     Prior to 1996, grants under the Incentive Plan and the Stock Purchase Plan were made with the Company's Class A Common Stock. In 1996, the Company amended its Incentive Plan and Stock Purchase Plan for grants to be made with Class A or Class B Common Stock.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of Statement
123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 4.57%, 5.82% and 5.43%; dividend yields of 0.55%, 0.32% and 0.50%; volatility factors of the expected market price of the Company's Class A Common Stock of 0.28, 0.28 and 0.33; and a weighted-average expected life of the options of 4.0,
4.5 and 2.0 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and which are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock

                       GRAY COMMUNICATIONS SYSTEMS, INC.

options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per common share data):

                                                         YEAR ENDED DECEMBER 31,
                                                        --------------------------
                                                         1998      1997      1996
                                                        -------   -------   ------
Pro forma income (loss) before extraordinary charge
  available to common stockholders....................  $39,523   $(3,174)  $5,190
Pro forma income (loss) before extraordinary charge
  per common share:
  Basic...............................................  $  3.31   $ (0.27)  $ 0.64
  Diluted.............................................  $  3.20   $ (0.27)  $ 0.62

     A summary of the Company's stock option activity for Class A Common Stock, and related information for the years ended December 31, 1998, 1997, and 1996 is as follows (in thousands, except weighted average data):

                                                YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------
                                     1998                 1997                 1996
                              ------------------   ------------------   ------------------
                                        WEIGHTED             WEIGHTED             WEIGHTED
                                        AVERAGE              AVERAGE              AVERAGE
                                        EXERCISE             EXERCISE             EXERCISE
                              OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                              -------   --------   -------   --------   -------   --------
Stock options outstanding --
  beginning of year.........     92      $ 7.43      297      $ 8.74      394      $8.26
  Options granted...........     19       17.81      -0-                  -0-
  Options exercised.........    (74)       7.08     (127)       7.17      (78)      6.62
  Options forfeited.........     (1)       8.89      -0-                   (9)      8.29
  Options expired...........    -0-                  (78)      12.83      (10)      6.78
                                ---                 ----                  ---
Stock options outstanding --
  end of year...............     36      $13.71       92      $ 7.43      297      $8.74
                                ===                 ====                  ===
Exercisable at end of
  year......................     16      $ 8.89       92      $ 7.43      246      $8.71
Weighted-average fair value
  of options granted during
  the year..................             $ 5.59

     Exercise prices for Class A Common Stock options outstanding as of December 31, 1998, ranged from $8.89 to $17.81 for the Incentive Plan. The weighted-average remaining contractual life of the Class A Common Stock options outstanding for the Incentive Plan is 3.2 years.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

     A summary of the Company's stock option activity for Class B Common Stock, and related information for the years ended December 31, 1998, 1997, and 1996 is as follows (in thousands, except weighted average data):

                                                YEAR ENDED DECEMBER 31,
                              ------------------------------------------------------------
                                     1998                 1997                 1996
                              ------------------   ------------------   ------------------
                                        WEIGHTED             WEIGHTED             WEIGHTED
                                        AVERAGE              AVERAGE              AVERAGE
                                        EXERCISE             EXERCISE             EXERCISE
                              OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                              -------   --------   -------   --------   -------   --------
Stock options outstanding --
  beginning of year.........    630      $15.80      102      $10.58      -0-
  Options granted...........    589       14.43      528       16.80      102      $10.58
  Options exercised.........    (86)      11.05      -0-                  -0-
  Options forfeited.........   (474)      16.95      -0-                  -0-
                               ----                  ---                  ---
Stock options outstanding --
  end of year...............    659      $14.36      630      $15.80      102      $10.58
                               ====                  ===                  ===
Exercisable at end of
  year......................     84      $14.65       79      $10.58      -0-
Weighted-average fair value
  of options granted during
  the year..................             $ 3.95               $ 5.40               $ 2.15

     Exercise prices for Class B Common Stock options outstanding as of December 31, 1998, ranged from $10.58 to $14.50 for the Incentive Plan and $14.00 to $16.13 for the Stock Purchase Plan. The weighted-average remaining contractual life of the Class B Common Stock options outstanding for the Incentive Plan and Stock Purchase Plan is 4.0 and 0.5 years, respectively.

G. INCOME TAXES

     The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Federal and state income tax expense (benefit) included in the consolidated financial statements are summarized as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                        --------------------------
                                                         1998      1997      1996
                                                        -------   -------   ------
Current
  Federal.............................................  $   414   $(1,620)  $1,462
  State and local.....................................      937       577      841
Deferred..............................................   26,793     1,283      (44)
                                                        -------   -------   ------
                                                        $28,144   $   240   $2,259
                                                        =======   =======   ======

                       GRAY COMMUNICATIONS SYSTEMS, INC.

     The total provision for income taxes for 1998 included a deferred tax charge of $27.5 million which related to the exchange of WALB's assets for the assets of WEAU. For income tax purposes, the gain on the exchange of WALB qualified for deferred capital gains treatment under the "like-kind exchange" provision of Section 1031 of the Internal Revenue Code of 1986. The total provision for income taxes for 1996 included a tax benefit of $2.2 million which related to an extraordinary charge on extinguishment of debt.

     Significant components of the Company's deferred tax liabilities and assets are as follows (in thousands):

                                                                DECEMBER 31,
                                                              ----------------
                                                               1998      1997
                                                              -------   ------
Deferred tax liabilities:
  Net book value of property and equipment..................  $ 6,597   $2,670
  Goodwill and other intangibles............................   45,546    6,281
  Other.....................................................      122      120
                                                              -------   ------
     Total deferred tax liabilities.........................   52,265    9,071
Deferred tax assets:
  Liability under supplemental retirement plan..............      528      526
  Allowance for doubtful accounts...........................      465      499
  Difference in basis of assets held for sale...............    1,106      941
  Federal operating loss carryforwards......................    3,825    4,412
  State and local operating loss carryforwards..............    2,534    1,952
  Other.....................................................      457      290
                                                              -------   ------
     Total deferred tax assets..............................    8,915    8,620
  Valuation allowance for deferred tax assets...............     (798)    (753)
                                                              -------   ------
     Net deferred tax assets................................    8,117    7,867
                                                              -------   ------
Deferred tax liabilities, net...............................  $44,148   $1,204
                                                              =======   ======

     Approximately $11.3 million in federal operating loss carryforwards will expire by the year ended December 31, 2012. Additionally, the Company has approximately $56.0 million in state operating loss carryforwards.

     A reconciliation of income tax expense at the statutory federal income tax rate and income taxes as reflected in the consolidated financial statements is as follows (in thousands):

                                                         YEAR ENDED DECEMBER 31,
                                                         ------------------------
                                                          1998     1997     1996
                                                         -------   -----   ------
Statutory rate applied to income (loss)................  $24,431   $(395)  $1,625
State and local taxes, net of federal tax benefits.....    3,472     572       (7)
Permanent difference relating to sale of KTVE..........      -0-     -0-      602
Other items, net.......................................      241      63       39
                                                         -------   -----   ------
                                                         $28,144   $ 240   $2,259
                                                         =======   =====   ======

                       GRAY COMMUNICATIONS SYSTEMS, INC.

     The Company made income tax payments of approximately $1.5 million, $275,000 and $3.6 million during 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, the Company had current recoverable income taxes of approximately $1.7 million and $2.1 million, respectively.

H. RETIREMENT PLANS

PENSION PLAN

     The Company has a retirement plan covering substantially all full-time employees. Retirement benefits are based on years of service and the employees' highest average compensation for five consecutive years during the last ten years of employment. The Company's funding policy is to contribute annually the minimum amounts deductible for federal income tax purposes.

     The following summarizes the plan's funded status and related assumptions (dollars in thousands):

                                                               DECEMBER 31,
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
CHANGE IN BENEFIT OBLIGATION
Benefit obligation at beginning of year.....................  $7,053   $6,483
Service cost................................................     616      429
Interest cost...............................................     496      443
Actuarial losses............................................     203       31
Change in benefit obligation due to change in discount
  rate......................................................     303      -0-
Benefits paid...............................................    (349)    (333)
                                                              ------   ------
Benefit obligation at end of year...........................  $8,322   $7,053
                                                              ======   ======
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year..............  $6,926   $6,241
Actual return on plan assets................................     618      644
Company contributions.......................................     212      374
Benefits paid...............................................    (349)    (333)
                                                              ------   ------
Fair value of plan assets at end of year....................  $7,407   $6,926
                                                              ======   ======
COMPONENTS OF ACCRUED BENEFIT COSTS
Underfunded status of the plan..............................  $ (915)  $ (134)
Unrecognized net actuarial (gain) loss......................     297      (58)
Unrecognized net transition amount..........................    (188)    (242)
Unrecognized prior service cost.............................      (3)      (4)
                                                              ------   ------
Accrued benefit cost........................................  $ (809)  $ (438)
                                                              ======   ======
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31
Discount rate...............................................     6.8%     7.0%
Expected long-term rate of return on plan assets............     6.8%     7.0%
Estimated rate of increase in compensation levels...........     5.0%     5.0%

                       GRAY COMMUNICATIONS SYSTEMS, INC.

     The net periodic pension cost includes the following components (in thousands):

                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                           ---------------------
                                                           1998    1997    1996
                                                           -----   -----   -----
COMPONENTS OF NET PERIODIC PENSION COST
Service cost.............................................  $ 616   $ 429   $ 360
Interest cost............................................    496     443     409
Expected return on plan assets...........................   (475)   (433)   (393)
Amortization of prior service cost.......................     (1)     (1)     (1)
Amortization of transition (asset) or obligation.........    (54)    (54)    (54)
                                                           -----   -----   -----
Pension cost.............................................  $ 582   $ 384   $ 321
                                                           =====   =====   =====

CAPITAL ACCUMULATION PLAN

     Effective October 1, 1994, the Company adopted the Gray Communications Systems, Inc. Capital Accumulation Plan (the "Capital Accumulation Plan") for the purpose of providing additional retirement benefits for substantially all employees. The Capital Accumulation Plan is intended to meet the requirements of section 401(k) of the Internal Revenue Code of 1986.

     On November 14, 1996, the Company amended its Capital Accumulation Plan to allow an investment option in the Company's Class B Common Stock. The amendment also allowed for the Company's percentage match to be made by a contribution of the Company's Class B Common Stock, effective in 1997. On December 13, 1996, the Company reserved 300,000 shares of the Company's Class B Common Stock for issuance under the Capital Accumulation Plan.

     Employee contributions to the Capital Accumulation Plan, not to exceed 6% of the employees' gross pay, are matched by Company contributions. Until 1997, the Company's percentage match was made by a contribution of the Company's Class A Common Stock. Since 1997, the Company's percentage match has been made by a contribution of the Company's Class B Common Stock. The Company's percentage match amount is declared by the Company's Board of Directors before the beginning of each plan year. The Company's percentage match was 50% for the three years ended December 31, 1998. The Company contributions vest, based upon each employee's number of years of service, over a period not to exceed five years.

     Company matching contributions aggregating $491,524, $419,670 and $262,426 were charged to expense for 1998, 1997 and 1996, respectively, for the issuance of 29,305 and 31,311 Class B shares and 19,837 Class A shares, respectively.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

I. COMMITMENTS AND CONTINGENCIES

     The Company has various operating lease commitments for equipment, land and office space. The Company has also entered into commitments for various television film exhibition rights for which the license periods have not yet commenced. Rent expense resulting from operating leases for the years ended December 31, 1998, 1997 and 1996 were $1.8 million, $1.4 million and $501,000, respectively. Future minimum payments under operating leases with initial or remaining noncancelable lease terms in excess of one year and obligations under film exhibition rights for which the license period have not yet commenced are as follows (in thousands):

                                                         LEASE     FILM     TOTAL
                                                         ------   ------   -------
1999...................................................  $1,411   $1,550   $ 2,961
2000...................................................     877    3,656     4,533
2001...................................................     661    2,428     3,089
2002...................................................     344    1,535     1,879
2003...................................................     137      302       439
Thereafter.............................................     714      421     1,135
                                                         ------   ------   -------
                                                         $4,144   $9,892   $14,036
                                                         ======   ======   =======

     The Company is subject to legal proceedings and claims which arise in the normal course of its business. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not materially affect the Company's financial position.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

J. INFORMATION ON BUSINESS SEGMENTS

     The Company operates in three business segments: broadcasting, publishing and paging. The broadcasting segment operates ten television stations located in the southeastern and midwestern United States at December 31, 1998. The publishing segment operates three daily newspapers in three different markets, and an area weekly advertising only publication in Georgia. The paging operations are located in Florida, Georgia, and Alabama. The following tables present certain financial information concerning the Company's three operating segments (in thousands):

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Operating revenues:
  Broadcasting....................................  $ 91,007   $ 72,300   $ 54,981
  Publishing......................................    29,330     24,536     22,845
  Paging..........................................     8,553      6,712      1,479
                                                    --------   --------   --------
                                                    $128,890   $103,548   $ 79,305
                                                    ========   ========   ========
Operating income:
  Broadcasting(1).................................  $ 21,113   $ 17,509   $ 14,106
  Publishing......................................     2,867      2,206      1,980
  Paging..........................................       947      1,015         (7)
                                                    --------   --------   --------
Total operating income(1).........................    24,927     20,730     16,079
Gain on disposition of television stations........    70,572        -0-      5,671
Miscellaneous income and (expense), net...........      (242)       (31)        33
Interest expense..................................   (25,454)   (21,861)   (11,689)
                                                    --------   --------   --------
Income (loss) before income taxes.................  $ 69,803   $ (1,162)  $ 10,094
                                                    ========   ========   ========

     Operating income is total operating revenue less operating expenses, excluding gain on disposition of television stations, miscellaneous income and expense (net) and interest. Corporate and administrative expenses are allocated to operating income based on net segment revenues.

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Depreciation and amortization expense:
  Broadcasting....................................  $ 14,713   $ 11,024   $  5,554
  Publishing......................................     1,554      1,973      1,730
  Paging..........................................     1,773      1,480        329
                                                    --------   --------   --------
                                                      18,040     14,477      7,613
  Corporate.......................................        77         42         50
                                                    --------   --------   --------
Total depreciation and amortization expense.......  $ 18,117   $ 14,519   $  7,663
                                                    ========   ========   ========

                       GRAY COMMUNICATIONS SYSTEMS, INC.

J. INFORMATION ON BUSINESS SEGMENTS -- (CONTINUED)

                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1997       1996
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Media cash flow:
  Broadcasting....................................  $ 38,446   $ 30,519   $ 22,594
  Publishing......................................     5,214      4,856      4,957
  Paging..........................................     2,964      2,686        401
                                                    --------   --------   --------
                                                    $ 46,624   $ 38,061   $ 27,952
                                                    ========   ========   ========
Media cash flow reconciliation:
  Operating income(1).............................  $ 24,927   $ 20,730   $ 16,079
  Add:
     Amortization of program license rights.......     4,251      3,501      2,743
     Depreciation and amortization................    18,117     14,519      7,663
     Corporate overhead...........................     3,063      2,528      3,219
     Non-cash compensation and contribution to
       401(k) Plan, paid in Common Stock..........       476        412      1,125
  Less:
     Payments for program license liabilities.....    (4,210)    (3,629)    (2,877)
                                                    --------   --------   --------
                                                    $ 46,624   $ 38,061   $ 27,952
                                                    ========   ========   ========
Capital expenditures:
  Broadcasting....................................  $  6,718   $  5,000   $  2,674
  Publishing......................................       934      4,235        692
  Paging..........................................     1,461        975        -0-
                                                    --------   --------   --------
                                                       9,113     10,210      3,366
  Corporate.......................................       158        162         30
                                                    --------   --------   --------
Total capital expenditures........................  $  9,271   $ 10,372   $  3,396
                                                    ========   ========   ========
Identifiable assets:
  Broadcasting....................................  $410,039   $287,254   $245,614
  Publishing......................................    17,196     19,818     16,301
  Paging..........................................    25,563     23,950     23,764
                                                    --------   --------   --------
                                                     452,798    331,022    285,679
  Corporate.......................................    16,176     14,029     12,985
                                                    --------   --------   --------
Total identifiable assets.........................  $468,974   $345,051   $298,664
                                                    ========   ========   ========

-------------------------

(1) Operating income excludes gain on disposition of television stations of $70.6 million recognized for the exchange of WALB in 1998 and $5.7 million recognized for the KTVE Sale in 1996.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

K. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                           FISCAL QUARTERS
                                              -----------------------------------------
                                               FIRST      SECOND     THIRD      FOURTH
                                              --------   --------   --------   --------
                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)
YEAR ENDED DECEMBER 31, 1998:
Operating revenues..........................  $27,982    $32,061    $31,845    $37,002
Operating income (1)........................    4,868      7,210      5,020      7,829
Net income (loss)...........................   (1,483)       837     41,830        475
Net income (loss) available to common
  stockholders..............................   (1,842)       478     41,484        221
Basic income (loss) per share...............    (0.16)      0.04       3.48       0.02
Diluted income (loss) per share.............  $ (0.16)   $  0.04    $  3.31    $  0.02
YEAR ENDED DECEMBER 31, 1997:
Operating revenues..........................  $22,761    $25,499    $25,984    $29,304
Operating income............................    4,337      6,124      4,271      5,998
Net income (loss)...........................     (461)       622     (1,162)      (401)
Net income (loss) available to common
  stockholders..............................     (811)       272     (1,513)      (760)
Basic income (loss) per share...............    (0.07)      0.02      (0.13)     (0.06)
Diluted income (loss) per share.............  $ (0.07)   $  0.02    $ (0.13)   $ (0.06)

-------------------------

(1) Operating income excludes $70.6 million gain on exchange of television station recognized from the disposition of WALB.

     Because of the method used in calculating per share data, the quarterly per share data will not necessarily add to the per share data as computed for the year.

     The third quarter of 1998 includes the Busse-WALB Transactions. As a result of the exchange of WALB for WEAU, the Company recognized a pre-tax gain of approximately $70.6 million and estimated deferred income taxes of approximately $27.5 million (See Note B).

     On August 20, 1998, the Board of Directors declared a 50% stock dividend, payable on September 30, 1998, to stockholders of record of the Class A Common Stock and Class B Common Stock on September 16, 1998. This stock dividend effected a three for two stock split. All applicable share and per share data have been adjusted to give effect to the stock.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                               MARCH 31,
                                                                  1999
                                                              ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  2,312,580
  Trade accounts receivable, less allowance for doubtful
     accounts of $1,187,000.................................    21,040,174
  Recoverable income taxes..................................     1,752,033
  Inventories...............................................     1,111,054
  Current portion of program broadcast rights...............     2,223,423
  Other current assets......................................     1,063,613
                                                              ------------
       Total current assets.................................    29,502,877
PROPERTY AND EQUIPMENT:
  Land......................................................     2,456,021
  Buildings and improvements................................    13,531,260
  Equipment.................................................    69,045,300
                                                              ------------
                                                                85,032,581
  Allowance for depreciation................................   (31,182,233)
                                                              ------------
                                                                53,850,348
OTHER ASSETS:
  Deferred loan costs.......................................     7,950,304
  Goodwill and other intangibles............................   387,595,791
  Other.....................................................     1,346,897
                                                              ------------
                                                               396,892,992
                                                              ------------
                                                              $480,246,217
                                                              ============

See Notes to Condensed Consolidated Financial Statements.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                                               MARCH 31,
                                                                  1999
                                                              ------------
CURRENT LIABILITIES:
  Trade accounts payable (includes $80,000 payable to Bull
     Run Corporation).......................................  $  1,370,778
  Employee compensation and benefits........................     4,545,098
  Accrued expense...........................................     1,840,505
  Accrued interest..........................................     9,754,956
  Current portion of program broadcast obligation...........     2,083,155
  Deferred revenue..........................................     3,229,145
  Current portion of long-term debt.........................       380,000
                                                              ------------
     Total current liabilities..............................    23,203,637
Long-term debt..............................................   282,882,368
OTHER LONG-TERM LIABILITIES:
  Program broadcast obligations, less current portion.......       572,930
  Supplemental employee benefits............................     1,076,761
  Deferred income taxes.....................................    43,565,642
  Other acquisition related liabilities.....................     4,406,937
                                                              ------------
Commitments and contingencies...............................    49,622,270
STOCKHOLDERS' EQUITY:
  Serial Preferred Stock, no par value; authorized
     20,000,000 shares; issued and outstanding 1,350 shares,
     ($13,500,000 aggregate liquidation value)..............    13,500,000
  Class A Common Stock, no par value; authorized 15,000,000
     shares; issued 7,961,574 shares........................    10,683,709
  Class B Common Stock, no par value; authorized 15,000,000
     shares; issued 5,273,046 shares........................    66,822,986
  Retained earnings.........................................    43,684,818
                                                              ------------
                                                               134,691,513
Treasury Stock at cost, Class A Common, 1,129,532 shares....    (8,578,682)
Treasury Stock at cost, Class B Common, 144,590.............    (1,574,889)
                                                              ------------
                                                               124,537,942
                                                              ------------
                                                              $480,246,217
                                                              ============

See Notes to Condensed Consolidated Financial Statements.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                                MARCH 31,
                                                        -------------------------
                                                           1999          1998
                                                        -----------   -----------
Operating revenues
  Broadcasting (net of agency commissions)............  $21,168,040   $19,511,064
  Publishing..........................................    8,022,053     6,537,335
  Paging..............................................    2,201,977     1,933,466
                                                        -----------   -----------
                                                         31,392,070    27,981,865
Expenses
  Broadcasting........................................   12,988,524    12,118,387
  Publishing..........................................    6,354,622     5,457,505
  Paging..............................................    1,513,645     1,255,605
  Corporate and administrative........................      746,506       660,480
  Depreciation and amortization.......................    5,455,817     3,621,584
                                                        -----------   -----------
                                                         27,059,114    23,113,561
                                                        -----------   -----------
                                                          4,332,956     4,868,304
Miscellaneous income (expense)........................      421,748      (241,067)
                                                        -----------   -----------
                                                          4,754,704     4,627,237
Interest expense                                          6,770,163     5,927,481
                                                        -----------   -----------
  Loss before income taxes............................   (2,015,459)   (1,300,244)
Income tax expense (benefit)..........................     (455,000)      182,563
                                                        -----------   -----------
  Net loss............................................   (1,560,459)   (1,482,807)
Preferred dividends...................................      252,501       358,998
                                                        -----------   -----------
  Net loss available to common shareholders...........  $(1,812,960)  $(1,841,805)
                                                        -----------   -----------
Average outstanding common shares:
  Basic...............................................   11,954,590    11,880,642
  Diluted.............................................   11,954,590    11,880,642
Basic loss per common share:
  Net loss available to common stockholders...........  $     (0.15)  $     (0.16)
                                                        ===========   ===========
Diluted loss per common share:
  Net loss available to common stockholders...........  $     (0.15)  $     (0.16)
                                                        ===========   ===========

See Notes to Condensed Consolidated Financial Statements.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

      CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)

                                   PREFERRED                  CLASS A                     CLASS B
                                     STOCK                 COMMON STOCK                 COMMON STOCK
                              --------------------   -------------------------   --------------------------    RETAINED
                              SHARES     AMOUNT        SHARES        AMOUNT        SHARES         AMOUNT       EARNINGS
                              ------   -----------   -----------   -----------   -----------   ------------   -----------
BALANCE AT DECEMBER 31,
  1998......................  1,350    $13,500,000     7,961,574   $10,683,709     5,273,046   $ 66,792,385   $45,737,601
  Net loss for the three
    months ended March 31,
    1999....................                                                                                   (1,560,459)
  Common stock dividends
    ($.02 per share)........                                                                                     (239,823)
  Preferred stock
    dividends...............                                                                                     (252,501)
  Issuance of treasury
    stock:
    401 (k) plan............                                                                         30,601
  Purchase of Class B Common
    Stock
                              -----    -----------   -----------   -----------   -----------   ------------   -----------
BALANCE AT MARCH 31, 1999...  1,350    $13,500,000     7,961,574   $10,683,709     5,273,046   $ 66,822,986   $43,684,818
                              =====    ===========   ===========   ===========   ===========   ============   ===========

                                      CLASS A                   CLASS B
                                   TREASURY STOCK            TREASURY STOCK
                              ------------------------   ----------------------
                                SHARES       AMOUNT       SHARES      AMOUNT         TOTAL
                              ----------   -----------   --------   -----------   ------------
BALANCE AT DECEMBER 31,
  1998......................  (1,129,532)  $(8,578,682)  (135,080)  $(1,432,143)  $126,702,870
  Net loss for the three
    months ended March 31,
    1999....................                                                        (1,560,459)
  Common stock dividends
    ($.02 per share)........                                                          (239,823)
  Preferred stock
    dividends...............                                                          (252,501)
  Issuance of treasury
    stock:
    401 (k) plan............                               10,490       114,258        144,859
  Purchase of Class B Common
    Stock                                                 (20,000)     (257,004)      (257,004)
                              ----------   -----------   --------   -----------   ------------
BALANCE AT MARCH 31, 1999...  (1,129,532)  $(8,578,682)  (144,590)  $(1,574,889)  $124,537,942
                              ==========   ===========   ========   ===========   ============

See notes to condensed consolidated financial statements.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                          --------------------------
                                                              1999          1998
                                                          ------------   -----------
OPERATING ACTIVITIES:
Net loss................................................  $ (1,560,459)  $(1,482,807)
Items which did not use (provide) cash:
  Depreciation..........................................     2,832,799     1,827,823
  Amortization of intangible assets.....................     2,623,018     1,793,761
  Amortization of deferred loan costs...................       285,128       271,174
  Amortization of program broadcast rights..............     1,202,465       940,319
  Payments for program broadcast rights.................    (1,190,132)     (995,668)
  Supplemental employee benefits........................       (51,443)      (74,851)
  Common Stock contributed to 401(k) Plan...............       144,859        83,840
  Deferred income taxes.................................      (582,000)     (102,119)
  (Gain) loss on disposal of assets.....................      (378,097)      260,930
  Changes in operating assets and liabilities:
     Receivables, inventories and other current
       assets...........................................     2,029,673       272,743
     Accounts payable and other current liabilities.....     2,513,733     4,850,232
                                                          ------------   -----------
       Net cash provided by operating activities........     7,869,544     7,645,377
INVESTING ACTIVITIES:
  Purchase of newspaper business........................   (16,520,701)            0
  Purchase of FCC license...............................             0      (829,600)
  Purchases of property and equipment...................    (2,436,979)   (2,656,786)
  Deferred acquisition costs............................       (66,558)      (93,972)
  Payments on purchase liabilities......................      (404,756)     (210,640)
  Other.................................................       395,023      (355,839)
                                                          ------------   -----------
       Net cash used in investing activities............   (19,033,971)   (4,146,837)
FINANCING ACTIVITIES:
  Dividends paid........................................      (759,825)     (358,607)
  Class A Common Stock transactions.....................             0        46,843
  Class B Common Stock transactions.....................      (257,004)      166,550
  Proceeds from sale of treasury shares.................             0       917,938
  Proceeds from borrowings of long-term debt............    23,700,000       500,000
  Payments on long-term debt............................   (11,092,887)   (6,087,555)
                                                          ------------   -----------
       Net cash provided by (used in) financing
          activities....................................    11,590,284    (4,814,831)
                                                          ------------   -----------
Increase (decrease) in cash and cash equivalents........       425,857    (1,316,291)
  Cash and cash equivalents at beginning of period......     1,886,723     2,367,300
                                                          ------------   -----------
       Cash and cash equivalents at end of period.......  $  2,312,580   $ 1,051,009
                                                          ============   ===========

See Notes to Condensed Consolidated Financial Statements.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A -- BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of Gray Communications Systems, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

NOTE B -- BUSINESS ACQUISITIONS

     On April 14, 1999, the Company announced that it had entered into agreements to acquire the CBS affiliates KWTX-TV ("KWTX") located in Waco, Texas and KBTX-TV ("KBTX"), a satellite station of KWTX located in Bryan, Texas, each serving the 95th largest television market of Waco-Temple-Bryan, Texas (as ranked by Nielson Media Research). In addition, the Company has agreed to acquire KXII-TV ("KXII"), which is the CBS affiliate serving Sherman, Texas and Ada, Oklahoma, the 161st largest television market (as ranked by Nielson Media Research). These transactions are referred to herein as the "Texas Acquisition." Aggregate consideration for the Texas Acquisition will be approximately $139 million before payment for certain net working capital amounts and other fees and expenses. The Company will acquire KWTX and KBTX in merger transactions with the KWTX and KBTX shareholders receiving a combination of cash and the Company's Class B Common Stock for their shares. The Company will acquire KXII in an all cash transaction. The Texas Acquisition is subject to a number of conditions, including the approval by the shareholders of the Company. In addition, the Texas Acquisition is subject to certain government approvals, including the approval of the Federal Communications Commission.

NOTE C -- LONG-TERM DEBT

     The Company's bank loan agreement (the "Senior Credit Facility") provides $200.0 million of committed credit and $100.0 million of uncommitted credit. The Company can borrow the $100.0 million in uncommitted available credit only after approval of the bank consortium. At March 31, 1999, the balance outstanding and the balance available under the $200.0 million committed portion of the Senior Credit Facility were $122.2 million and $77.8 million, respectively, and the interest rate on the balance outstanding was 6.91%. At March 31, 1999, the bank consortium had not committed nor had the Company borrowed any funds under the uncommitted $100.0 million portion of the Senior Credit Facility.

                       GRAY COMMUNICATIONS SYSTEMS, INC.

NOTE D -- INFORMATION ON BUSINESS SEGMENTS

     The Company operates in three business segments: broadcasting, publishing and paging. The broadcasting segment operates ten television stations located in the southeastern and midwestern United States at March 31, 1999. The publishing segment operates four daily newspapers in three different markets, and an area weekly advertising only publication in Georgia. The paging operations are located in Florida, Georgia, and Alabama. The following tables present certain financial information concerning the Company's three operating segments:

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
                                                               (IN THOUSANDS)
Operating revenues:
  Broadcasting..............................................  $21,168   $19,511
  Publishing................................................    8,022     6,537
  Paging....................................................    2,202     1,934
                                                              -------   -------
                                                              $31,392   $27,982
                                                              =======   =======
Operating income:
  Broadcasting..............................................  $ 3,120   $ 3,862
  Publishing................................................    1,032       785
  Paging....................................................      181       221
                                                              -------   -------
Total operating income......................................    4,333     4,868
Miscellaneous income and (expense), net.....................      422      (241)
Interest expense............................................   (6,770)   (5,927)
                                                              -------   -------
Loss before income taxes....................................  $(2,015)  $(1,300)
                                                              =======   =======

     Operating income is total operating revenue less operating expenses, excluding miscellaneous income and expense (net) and interest. Corporate and administrative expenses are allocated to operating income based on net segment revenues.

                                                                THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ----------------
                                                               1999      1998
                                                              -------   ------
                                                               (IN THOUSANDS)
Media Cash Flow:
  Broadcasting..............................................  $ 8,297   $7,428
  Publishing................................................    1,690    1,097
  Paging....................................................      699      687
                                                              -------   ------
                                                              $10,686   $9,212
                                                              =======   ======

                       GRAY COMMUNICATIONS SYSTEMS, INC.

                                                                THREE MONTHS
                                                              ENDED MARCH 31,
                                                              ----------------
                                                               1999      1998
                                                              -------   ------
                                                               (IN THOUSANDS)
Media Cash Flow reconciliation:
  Operating income..........................................  $ 4,333   $4,868
  Add:
     Amortization of program license rights.................    1,202      940
     Depreciation and amortization..........................    5,456    3,622
     Corporate overhand.....................................      747      661
     Non-cash compensation and contributions to the
      Company's 401(k) plan, paid in common stock...........      138      117
  Less:
     Payments for program license liabilities...............   (1,190)    (996)
                                                              -------   ------
  Media Cash Flow...........................................  $10,686   $9,212
                                                              =======   ======

     "Media Cash Flow" is defined as operating income, plus depreciation and amortization (including amortization of program license rights), non-cash compensation and corporate overhead, less payments for program license liabilities. The Company has included Media Cash Flow data because such data are commonly used as a measure of performance for media companies and are also used by investors to measure a company's ability to service debt. Media Cash Flow is not, and should not be used as, an indicator or alternative to operating income, net income or cash flow as reflected in the Company's unaudited Condensed Consolidated Financial Statements. Media Cash Flow is not a measure of financial performance under generally accepted accounting principles and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders of Capital Sports Properties, Inc.:

     We have audited the accompanying balance sheets of Capital Sports Properties, Inc. as of June 30, 1998 and 1997, and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Sports Properties, Inc. at June 30, 1998 and 1997, and the results of its operations and its cash flows for the years then ended.

                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
March 17, 1999

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Capital Sports Properties, Inc.:

     We have audited the accompanying statements of earnings, changes in stockholders' equity and cash flows of Capital Sports Properties, Inc. for the six-months ended June 30, 1996 and the year ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Capital Sports Properties, Inc. for the six-months ended June 30, 1996, and the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Stamford, Connecticut
February 10, 1997

                        CAPITAL SPORTS PROPERTIES, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                 JUNE 30,
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
                                   ASSETS
Investment in Host Communications, Inc......................  $5,247   $4,378
Accrued dividends receivable................................   1,664    1,364
Income taxes refundable.....................................     177
                                                              ------   ------
                                                              $7,088   $5,742
                                                              ======   ======
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Income taxes payable........................................  $        $    9
State franchise taxes payable...............................                5
Deferred income taxes.......................................     520      225
Amounts due to stockholders.................................     322       96
                                                              ------   ------
                                                                 842      335
                                                              ------   ------
Stockholders' equity:
  Common stock, $.01 par value (authorized 200 shares;
     issued and outstanding 100 shares).....................       0        0
  Additional paid-in capital................................   5,000    5,000
  Retained earnings.........................................   1,246      407
                                                              ------   ------
     Total stockholders' equity.............................   6,246    5,407
                                                              ------   ------
                                                              $7,088   $5,742
                                                              ======   ======

The accompanying notes are an integral part of these financial statements.

                        CAPITAL SPORTS PROPERTIES, INC.

                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                              SIX MONTHS
                                    YEAR ENDED   YEAR ENDED     ENDED       YEAR ENDED
                                     JUNE 30,     JUNE 30,     JUNE 30,    DECEMBER 31,
                                       1998         1997         1996          1995
                                    ----------   ----------   ----------   ------------
Dividend income...................  $     300    $     400    $     200     $     400
Equity in earnings of Host
  Communications, Inc.............        869          624
                                    ---------    ---------    ---------     ---------
     Income.......................      1,169        1,024          200           400
State franchise tax expense.......                       4            2             3
                                    ---------    ---------    ---------     ---------
  Income before income taxes......      1,169        1,020          198           397
Income tax provision..............        330          231            6            27
                                    ---------    ---------    ---------     ---------
  Net income......................        839          789          192           370
Retained earnings, beginning of
  period..........................        407        1,322        1,130           760
Dividends paid....................                  (1,704)
                                    ---------    ---------    ---------     ---------
Retained earnings, end of
  period..........................  $   1,246    $     407    $   1,322     $   1,130
                                    =========    =========    =========     =========
Earnings per share -- Basic.......  $   8,390    $   7,890    $   1,920     $   3,700
Earnings per share -- Diluted.....  $   8,390    $   7,890    $   1,920     $   3,700
Weighted average number of shares
  outstanding:
  Basic...........................        100          100          100           100
  Diluted.........................        100          100          100           100

The accompanying notes are an integral part of these financial statements.

                        CAPITAL SPORTS PROPERTIES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              SIX MONTHS
                                    YEAR ENDED   YEAR ENDED     ENDED       YEAR ENDED
                                     JUNE 30,     JUNE 30,     JUNE 30,    DECEMBER 31,
                                       1998         1997         1996          1995
                                    ----------   ----------   ----------   ------------
Cash flows from operating
  activities:
  Net income......................    $ 839       $   789       $ 192         $ 370
  Adjustments to reconcile net
     income to net cash provided
     by operating activities:
  Equity in earnings of Host
     Communications, Inc..........     (869)         (624)
  Change in operating assets and
     liabilities:
       Accrued dividends
          receivable..............     (300)           54        (200)         (400)
       Amounts due shareholders...      226            41                         6
       State franchise taxes
          payable.................       (5)                        2             3
       Income taxes payable.......     (186)          (14)          5            18
       Deferred income taxes......      295           212           1             3
                                      -----       -------       -----         -----
     Cash provided by operating
       activities.................        0           458           0             0
Cash flows from investing
  activities:
  Exercise of warrant to purchase
     common stock.................                     (4)
  Redemption of preferred stock
     investment...................                  1,250
                                                  -------
     Cash provided by investing
       activities.................                  1,246
                                                  -------
Cash flows from financing
  activities:
  Dividends paid..................                 (1,704)
                                                  -------
     Cash used in financing
       activities.................                 (1,704)
                                      -----       -------       -----         -----
Net increase in cash..............        0             0           0             0
Cash, beginning of year...........        0             0           0             0
                                      -----       -------       -----         -----
Cash, end of year.................    $   0       $     0       $   0         $   0
                                      =====       =======       =====         =====
Supplemental cash flow disclosure:
  Income taxes paid...............    $ 221       $    33

The accompanying notes are an integral part of these financial statements.

                        CAPITAL SPORTS PROPERTIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. DESCRIPTION OF BUSINESS

     Capital Sports Properties, Inc. (the "Company"), a Delaware corporation, holds common stock and preferred stock in Host Communications, Inc. ("HCI"), a sports marketing and association management company. HCI, based in Lexington, Kentucky, and HCI's 33.8%-owned affiliate, Universal Sports America, Inc. ("USA"), provide media and marketing services to universities, athletic conferences and various associations representing collegiate sports and, in addition, market and operate amateur participatory sporting events.

     In 1996, the Company changed its fiscal year end for financial reporting purposes from December 31 to June 30 to coincide with the fiscal year end of HCI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     REVENUE RECOGNITION -- Dividends on the Company's investment in HCI are recognized on the accrual basis of accounting.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     INVESTMENT IN HCI -- The Company has accounted for its investment in HCI by the equity method since August 30, 1996, the date on which the Company exercised warrants to purchase 447,002 shares of HCI common stock. Prior to August 30, 1996, the Company accounted for its investment in HCI by the cost method.

     AMOUNTS DUE TO STOCKHOLDERS -- Certain expenses, taxes and other cash obligations of the Company are paid by certain shareholders of the Company, including General Electric Capital Corporation ("GE Capital") and Bull Run Corporation ("Bull Run"). The liability is non-interest bearing and has no fixed repayment date.

     INCOME TAXES -- Income taxes are recognized in accordance with Statement of Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. Accordingly, income tax expense will increase or decrease in the same period in which a change in tax rates is enacted. A valuation allowance is recognized on certain deferred tax assets whose realization is not reasonably assured.

     EARNINGS (LOSS) PER SHARE -- Basic and diluted earnings (loss) per share are determined in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," whereby basic earnings per share exclude any dilutive effects of stock options. In periods where they are anti-dilutive, dilutive effects of stock options are excluded from the calculation of dilutive earnings (loss) per share.

3. PENDING TRANSACTION

     On February 15, 1999, the Company entered into an agreement whereby Bull Run, a shareholder of 51.5% of the Company's common stock, agreed to acquire the stock of

                        CAPITAL SPORTS PROPERTIES, INC.

HCI, USA and the Company not currently owned, directly or indirectly, by Bull Run, for approximately $95,000, net of cash acquired (the "Bull Run Acquisition"). Pursuant to the merger agreement, Bull Run will reorganize into a holding company structure immediately prior to the Bull Run Acquisition whereby each outstanding share of Bull Run common stock will be converted into one share of a new holding company, BR Holding, Inc. ("BR Holding") BR Holding, which will be a publicly held company, will be owned by the stockholders of Bull Run immediately prior to such conversion and Bull Run and its subsidiaries will be subsidiaries of BR Holding. Under the merger agreement, each share of the Company's common stock (except for shares held by Bull Run) will be converted into the right to receive (a) an amount in cash equal to $194,085, (b) an amount in cash equal to 1% of the Company's accrued dividends payable on Host preferred stock through the date of the Bull Run Acquisition, and (c) a number of shares of BR Holding common stock having an aggregate value of $162,562. This transaction is subject to the terms and conditions of the merger agreement, including approval of the stockholders of HCI, USA, Bull Run and the Company.

4. INVESTMENT IN HOST

     On December 15, 1992, the Company acquired 50,000 shares of HCI series B cumulative preferred stock ("HCI Preferred Stock") and detachable warrants to purchase 447,002 shares of HCI common stock ("HCI Common Stock"). On August 30, 1996, the Company exercised the warrants at the redemption price of $.01 per share to purchase the HCI Common Stock. On June 30, 1997, HCI redeemed 12,500 shares of HCI Preferred Stock owned by the Company. The HCI Preferred Stock accrues an annual dividend of $8.00 per share as declared by HCI's Board of Directors. HCI may redeem the HCI Preferred Stock at any time at a price of $100 per share plus a stated premium and if not previously redeemed, the HCI series B cumulative preferred stock must be redeemed on December 15, 1999 at $100 per share, plus any unpaid dividends. As of June 30, 1998 and 1997, the Company owned approximately 47.8% and 48.9% of HCI's outstanding common stock, respectively. Undistributed earnings of the investment in HCI accounted for by the equity method amount to $1,493 as of June 30, 1998.

     SUMMARIZED FINANCIAL INFORMATION -- The summarized financial information of HCI follows:

     FINANCIAL POSITION AS OF JUNE 30, 1998 AND 1997:

                                                               1998      1997
                                                              -------   ------
Current assets..............................................  $11,144   $8,561
Property and equipment......................................    5,872    6,093
Total assets................................................   32,536   25,707
Current liabilities.........................................   14,846   12,672
Long-term debt..............................................    2,170    2,524
Total liabilities...........................................   21,078   18,015
Stockholders' equity........................................   11,458    7,692

                        CAPITAL SPORTS PROPERTIES, INC.

     OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 1998, 1997 AND 1996:

                                                        1998      1997      1996
                                                       -------   -------   -------
Operating revenue....................................  $46,337   $39,591   $40,129
Operating income.....................................    1,563     2,312     1,947
Income before cumulative effect of accounting
  change.............................................    2,108     1,626     5,397
Net income...........................................    2,108     1,626       838

5. INCOME TAXES

     The Company's income tax provision consists of the following:

                                                              SIX MONTHS
                                    YEAR ENDED   YEAR ENDED     ENDED       YEAR ENDED
                                     JUNE 30,     JUNE 30,     JUNE 30,    DECEMBER 31,
                                       1998         1997         1996          1995
                                    ----------   ----------   ----------   ------------
Federal taxes -- current..........     $ 12         $ 19         $ 5           $ 24
State income taxes -- current.....       23           --          --             --
Deferred taxes....................      295          212           1              3
                                       ----         ----         ---           ----
                                       $330         $231         $ 6           $ 27
                                       ====         ====         ===           ====

     A reconciliation of the Company's actual income tax expense to the federal statutory amount (34% for the years ended June 30, 1998 and 1997, 15% for the six months ended June 30, 1996 and 35% for the year ended December 31, 1995) is as follows:

                                                              SIX MONTHS
                                    YEAR ENDED   YEAR ENDED     ENDED       YEAR ENDED
                                     JUNE 30,     JUNE 30,     JUNE 30,    DECEMBER 31,
                                       1998         1997         1996          1995
                                    ----------   ----------   ----------   ------------
Federal tax at statutory rate.....     $397         $347         $30           $139
Dividends received deduction......      (82)        (109)        (24)          (112)
State income taxes and other......       15           (7)         --             --
                                       ----         ----         ---           ----
  Income tax expense..............     $330         $231         $ 6           $ 27
                                       ====         ====         ===           ====

     The Company's deferred tax liability arises from the Company's investment in HCI.

     Prior to March 29, 1995, the Company was a party to a tax sharing agreement with GE Capital, whereby General Electric Company, then the ultimate parent of GE Capital, filed a consolidated U.S. federal income tax return which included the Company. Effective March 29, 1995, the tax sharing agreement was terminated as a result of GE Capital's sale of 44 shares of the Company's common stock to Bull Run. Accordingly, the Company has provided for income taxes and franchise taxes on a separate return basis subsequent to March 29, 1995.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair value of the Company's investment in HCI Preferred Stock and HCI Common Stock was approximately $26,100 as of June 30, 1998 and 1997, compared to the carrying values of $5,247 and $4,378 as of June 30, 1998 and 1997, respectively. The fair

                        CAPITAL SPORTS PROPERTIES, INC.

value of the Company's investment in HCI Common Stock was estimated based on transactions in HCI's common stock occurring near June 30, 1998 and 1997. The fair value of the Company's investment in HCI Preferred Stock was estimated to approximate its face value.

     All other financial instruments, including receivables and payables, are estimated to have a fair value that approximates carrying value in the financial statements.

                        CAPITAL SPORTS PROPERTIES, INC.

                            CONDENSED BALANCE SHEET
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                              MARCH 31,
                                                                1999
                                                              ---------
                                ASSETS
Investment in Host Communications, Inc......................   $ 8,447
Accrued dividends receivable................................     1,889
Income taxes refundable.....................................       162
                                                               -------
                                                               $10,498
                                                               =======
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Deferred income taxes.......................................   $ 1,608
Amounts due to stockholders.................................       334
                                                               -------
                                                                 1,942
                                                               -------
Stockholders' equity:
  Common stock, $.01 par value (authorized 200 shares;
     issued and outstanding 100 shares).....................         0
  Additional paid-in capital................................     5,000
  Retained earnings.........................................     3,556
                                                               -------
     Total stockholders' equity.............................     8,556
                                                               -------
                                                               $10,498
                                                               =======

See accompanying notes to these condensed financial statements.

                        CAPITAL SPORTS PROPERTIES, INC.

              CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                  (UNAUDITED)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               NINE        NINE
                                                              MONTHS      MONTHS
                                                              ENDED        ENDED
                                                            MARCH 31,    MARCH 31,
                                                               1999        1998
                                                            ----------   ---------
Dividend income...........................................  $      225   $    225
Equity in earnings of Host Communications, Inc............       3,200        705
                                                            ----------   --------
  Income before income taxes..............................       3,425        930
Income tax provision......................................       1,115        267
                                                            ----------   --------
  Net income..............................................       2,310        663
Retained earnings, beginning of period....................       1,246        407
                                                            ----------   --------
Retained earnings, end of period..........................  $    3,556   $  1,070
                                                            ==========   ========
Earnings (loss) per share -- Basic........................  $   23,100   $  6,630
Earnings (loss) per share -- Diluted......................  $   23,100   $  6,630
Weighted average number of shares outstanding:
  Basic...................................................         100        100
  Diluted.................................................         100        100

See accompanying notes to these condensed financial statements.

                        CAPITAL SPORTS PROPERTIES, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                        NINE MONTHS    NINE MONTHS
                                                           ENDED          ENDED
                                                         MARCH 31,      MARCH 31,
                                                            1999           1998
                                                        ------------   ------------
Cash flows from operating activities:
  Net income..........................................    $ 2,310         $ 663
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Accrued dividends receivable.....................       (225)         (225)
     Equity in earnings of Host Communications,
       Inc............................................     (3,200)         (705)
     Amounts due shareholders.........................         12
     Income taxes refundable..........................         15
     Deferred income taxes............................      1,088           267
                                                          -------         -----
       Cash provided by operating activities..........          0             0
                                                          -------         -----
Net increase in cash..................................          0             0
Cash, beginning of year...............................          0             0
                                                          -------         -----
Cash, end of year.....................................    $     0         $   0
                                                          =======         =====

See accompanying notes to these condensed financial statements.

                        CAPITAL SPORTS PROPERTIES, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

     In management's opinion, the accompanying unaudited condensed financial statements of Capital Sports Properties, Inc. (the "Company") reflect all adjustments (consisting solely of normal, recurring adjustments) necessary to present fairly the financial position and results of operations for the interim periods reported. These condensed financial statements should be read in conjunction with the financial statements contained elsewhere herein this proxy statement/prospectus.

2. PENDING TRANSACTION

     On February 15, 1999, the Company entered into a merger agreement whereby Bull Run Corporation ("Bull Run"), the holder of 51.5% of the Company's common stock, agreed to acquire the stock of Host Communications, Inc. ("Host"), Universal Sports America, Inc. ("Universal") and the Company not currently owned, directly or indirectly, by Bull Run for approximately $95,000, net of cash acquired (the "Bull Run Acquisition"). Pursuant to the merger agreement, Bull Run will reorganize into a holding company structure immediately prior to the Bull Run Acquisition whereby each outstanding share of Bull Run common stock will be converted into one share of a new holding company, BR Holding, Inc. ("BR Holding") BR Holding, which will be a publicly held company, will be owned by the stockholders of Bull Run immediately prior to such conversion and Bull Run and its subsidiaries will be subsidiaries of BR Holding. Under the merger agreement, each share of the Company's common stock (except for shares held by Bull Run) will be converted into the right to receive (a) an amount in cash equal to $194,085, (b) an amount in cash equal to 1% of the Company's accrued dividends payable on Host preferred stock through the date of the Bull Run Acquisition, and (c) a number of shares of BR Holding common stock having an aggregate value of $162,562. This transaction is subject to the terms and conditions of the merger agreement, including approval of the stockholders of Host, Universal, Bull Run and the Company.

3. INVESTMENT IN HOST

     The Company currently owns 37,500 shares of Host series B cumulative preferred stock and 447,002 shares of Host common stock. The Host series B cumulative preferred stock accrues an annual dividend of $8.00 per share as declared by Host Board of Directors. Host may redeem the series B cumulative preferred stock at any time at a price of $100 per share plus a stated premium and if not previously redeemed, the Host series B cumulative preferred stock must be redeemed on December 15, 1999 at $100 per share, plus any unpaid dividends. As of December 31, 1998, the Company's ownership of Host common stock represented approximately 47.8% of Host's outstanding common stock.

                        CAPITAL SPORTS PROPERTIES, INC.

     Host's operating results for the nine months ended March 31, 1999 and 1998 were as follows:

                                              NINE MONTHS ENDED   NINE MONTHS ENDED
                                                  MARCH 31,           MARCH 31,
                                                    1999                1998
                                              -----------------   -----------------
Operating revenue...........................       $42,467             $37,113
Operating income (loss).....................        (1,098)              2,563
Net income..................................         6,920               1,369

4. INCOME TAXES

     The principal difference between the federal statutory rate of 34% and the effective tax rates is the 80% federal tax exclusion on dividend income.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Host Communications, Inc. and Subsidiaries

     We have audited the accompanying consolidated balance sheets of Host Communications, Inc. and Subsidiaries as of June 30, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Host Communications, Inc. and subsidiaries at June 30, 1998 and 1997 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

Indianapolis, Indiana
August 21, 1998

                                                 /s/ ERNST & YOUNG LLP

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Host Communications, Inc.:

     We have audited the accompanying consolidated statements of income, stockholders' equity, and cash flows of Host Communications, Inc. and subsidiaries for the year ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Host Communications, Inc. and subsidiaries for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

     As discussed in notes 1 and 3 to the consolidated financial statements, the Company changed its method of accounting for license fee revenues and rights fee expenses.

                                                     /s/ KPMG LLP

Cincinnati, Ohio
October 11, 1996

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                  JUNE 30,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                    ASSETS
Current assets:
  Cash......................................................  $    13   $    41
  Accounts and notes receivable, less allowance of $105 in
     1998 and $158 in 1997..................................    8,885     5,637
  Due from affiliates.......................................      423       897
  Note receivable from officer..............................      385       385
  Inventory.................................................      469       456
  Prepaid expenses and other current assets.................      860       919
  Deferred income taxes.....................................      109       226
                                                              -------   -------
Total current assets........................................   11,144     8,561
                                                              -------   -------
Property and equipment, net.................................    5,872     6,093
Investment in affiliates....................................   12,274     8,762
Goodwill, net of accumulated amortization of $160 in 1998
  and $76 in 1997...........................................    1,756     1,781
Other assets................................................    1,490       510
                                                              -------   -------
Total assets................................................  $32,536   $25,707
                                                              =======   =======
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................................  $ 6,756   $ 1,193
  Current maturities of long-term obligations...............      507       540
  Trade accounts payable....................................      391       861
  Accrued expenses..........................................    4,288     6,905
  Deferred income...........................................    2,904     3,173
                                                              -------   -------
Total current liabilities...................................   14,846    12,672
Long-term obligations.......................................    2,170     2,524
Deferred income taxes.......................................    4,062     2,819
                                                              -------   -------
Total liabilities...........................................   21,078    18,015
                                                              -------   -------
Commitments and contingencies...............................       --        --
Series B redeemable cumulative preferred stock, no par
  value -- $100 stated and redemption value:
     Authorized shares -- 80,000
     Issued and outstanding shares 37,500 in 1998 and
       1997.................................................    5,333     4,980
Stockholders' Equity
  Common stock, no par value:
     Authorized shares -- 1,500,000
     Issued and outstanding shares -- 915,283 in 1998 and
       907,141 in 1997......................................    1,138     1,090
  Additional capital........................................    1,801       191
  Retained earnings.........................................    3,186     1,431
                                                              -------   -------
Total stockholders' equity..................................    6,125     2,712
                                                              -------   -------
Total liabilities and stockholders' equity..................  $32,536   $25,707
                                                              =======   =======

See accompanying notes.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                        YEAR ENDED JUNE 30,
                                                  --------------------------------
                                                     1998        1997       1996
                                                  ----------   --------   --------
Net revenues....................................  $   46,337   $ 39,591   $ 40,129
Cost of revenues................................      27,801     23,702     23,855
                                                  ----------   --------   --------
Gross profit....................................      18,536     15,889     16,274
Selling, general, and administrative expenses...      16,973     13,577     14,327
                                                  ----------   --------   --------
Operating income................................       1,563      2,312      1,947
Other income (expense):
  Interest expense, net.........................        (725)      (417)      (562)
  Equity in earnings of affiliates..............         459        677        678
  Gain on sale of TC3 to Total Sports, Inc......       2,843         --         --
  Loss on sale of AdCraft assets................        (276)        --         --
  Gain on sale of assets to Universal Sports
     America, Inc...............................          --         --      6,726
                                                  ----------   --------   --------
Income from operations before income taxes and
  cumulative effect of change in accounting
  principle.....................................       3,864      2,572      8,789
Provision for income taxes......................       1,756        946      3,392
                                                  ----------   --------   --------
Income from operations before cumulative effect
  of change in accounting principle.............       2,108      1,626      5,397
Cumulative effect of change in accounting
  principle (net of income tax benefit of
  $2,883).......................................          --         --     (4,559)
                                                  ----------   --------   --------
Net Income......................................  $    2,108   $  1,626   $    838
Less preferred stock dividends..................         300        400        400
                                                  ----------   --------   --------
Net income available to common shareholders.....  $    1,808   $  1,226   $    438
Basic earnings per share:
  Income before cumulative effect of a change in
     an accounting principle....................  $     1.98   $   1.44   $  11.54
  Cumulative effect of accounting change........          --         --     (10.53)
                                                  ----------   --------   --------
  Basic earnings per share......................  $     1.98   $   1.44   $   1.01
                                                  ==========   ========   ========
Diluted earnings per share:
  Income before cumulative effect of a change in
     an accounting principle....................  $     1.77   $   1.40   $  11.54
  Cumulative effect of accounting change........          --         --     (10.53)
                                                  ----------   --------   --------
  Diluted earnings per share....................  $     1.77   $   1.40   $   1.01
                                                  ==========   ========   ========
Basic weighted average shares outstanding.......     913,000    849,000    433,000
                                                  ==========   ========   ========
Diluted weighted average shares outstanding.....   1,020,000    875,000    433,000
                                                  ==========   ========   ========

See accompanying notes.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                    COMMON STOCK                                 TOTAL
                                  ----------------   ADDITIONAL   RETAINED   STOCKHOLDERS'
                                  SHARES    AMOUNT    CAPITAL     EARNINGS      EQUITY
                                  -------   ------   ----------   --------   -------------
Balance at July 1, 1995.........  433,118   $1,101     $   --      $    6       $1,107
  Repurchase of common stock....     (346)     (8)         --          --           (8)
  Common stock issued to
     employees, net of issuance
     costs......................    1,000       3          --          --            3
  Preferred stock dividends.....       --      --          --        (400)        (400)
  Net income....................       --      --          --         838          838
                                  -------   ------     ------      ------       ------
Balance at June 30, 1996........  433,772   1,096          --         444        1,540
  Repurchase of common stock....     (507)    (11)         --          --          (11)
  Common stock issued...........   26,374
  Exercise of warrants
     outstanding................  447,002       5                                    5
  Compensation expense of stock
     options....................       --      --         184                      184
  Stock options exercised.......      500      --           7                        7
  Accretion of issuance costs...       --      --          --        (239)        (239)
  Preferred stock dividends.....       --      --          --        (400)        (400)
  Redemption of 12,500 shares of
     preferred stock............       --      --                                   --
  Net income....................       --      --                   1,626        1,626
                                  -------   ------     ------      ------       ------
Balance at June 30, 1997........  907,141   1,090         191       1,431        2,712
  Repurchase of common stock....     (100)     (2)         --          --           (2)
  Common stock issued...........      242      --          --          --           --
  Compensation expense of stock
     options....................       --      --       1,610          --        1,610
  Stock options exercised.......    8,000      50          --          --           50
  Accretion of issuance costs...       --      --          --         (53)         (53)
  Preferred stock dividends.....       --      --          --        (300)        (300)
  Net income....................       --      --          --       2,108        2,108
                                  -------   ------     ------      ------       ------
Balance at June 30, 1998........  915,283   $1,138     $1,801      $3,186       $6,125
                                  =======   ======     ======      ======       ======

See accompanying notes.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                                                  YEAR ENDED JUNE 30,
                                                              ---------------------------
                                                               1998      1997      1996
                                                              -------   -------   -------
OPERATING ACTIVITIES
Net income..................................................  $ 2,108   $ 1,626   $   838
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and amortization.............................    1,159     1,072     1,024
  Provision for bad debt reserve............................      (53)       67       200
  Loss on sale of properties and equipment..................       --        --       118
  Equity in earnings of affiliates..........................     (459)     (677)     (678)
  Gain on sale of TC3 to Total Sports, Inc..................   (2,843)       --        --
  Gain on sale of assets of Universal Sports America,
    Inc.....................................................       --        --    (6,726)
  Cumulative effect of accounting change....................       --        --     7,442
  Deferred taxes............................................    1,360       966        51
  Loss on sale of AdCraft assets............................      276        --        --
  Compensation expense of stock options.....................    1,610       191        --
  Changes in assets and liabilities, net of effects of
    acquisitions and dispositions of businesses:
       Accounts and notes receivable........................   (3,552)    1,991    (4,546)
       Amounts due from related parties.....................      582     1,126        --
       Prepaid expenses and other current assets............     (105)      459      (358)
       Trade accounts payable...............................     (470)     (357)     (456)
       Accrued expenses.....................................   (2,503)   (3,220)    5,689
       Deferred income......................................     (187)    1,378      (381)
       Other................................................     (737)   (1,963)      (53)
                                                              -------   -------   -------
Net cash (used in) provided by operating activities.........   (3,814)    2,659     2,164
INVESTING ACTIVITIES
Purchase of properties and equipment........................   (1,120)   (1,492)     (452)
Proceeds from sale of properties and equipment..............       --        48        68
Investments in businesses, net of cash acquired.............     (318)      201        --
                                                              -------   -------   -------
Net cash used in investing activities.......................   (1,438)   (1,243)     (384)
FINANCING ACTIVITIES
Net activity on notes payable...............................    5,563      (688)   (1,091)
Payments on long-term obligations...........................     (387)     (402)      674
Proceeds from long-term obligations.........................       --     1,352        --
Net proceeds from issuance of common stock..................       50         5         3
Redemption of preferred stock...............................       --    (1,705)       --
Payments to repurchase common stock.........................       (2)      (11)       (8)
                                                              -------   -------   -------
Net cash provided by (used in) financing activities.........    5,224    (1,449)   (1,770)
                                                              -------   -------   -------
Net (decrease) increase in cash.............................      (28)      (33)       10
Cash at beginning of year...................................       41        74        64
                                                              -------   -------   -------
Cash at end of year.........................................  $    13   $    41        74
                                                              =======   =======   =======
Supplemental disclosures of cash flow information:
  Interest paid during the year.............................  $   725   $   366       528
                                                              =======   =======   =======
  Income taxes paid during the year.........................  $   764   $   403       324
                                                              =======   =======   =======
Noncash investing and financing activities:
  Capital leases............................................  $    --   $    --   $ 1,316
                                                              =======   =======   =======
  Preferred stock dividends.................................  $   300   $   400   $   400
                                                              =======   =======   =======
  Long-term obligations incurred for acquisition............  $    --   $ 1,046   $    --
                                                              =======   =======   =======

See accompanying notes.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              (DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                 JUNE 30, 1998

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Host Communications, Inc. (the "Company") provides specialized marketing and management services to corporate clients focusing primarily on sports-related affinity groups. Host also provides professional marketing and other management services to the NCAA and other groups and associations such as the National Tour Association (a package travel association), Quest (J. D. Edwards user group association) for and the International Spa and Fitness Association. Among other things, Host's responsibilities under these relationships may include the sale of "official sponsorship" rights to corporations, advertising space in game-day or other programs and advertising in television and radio broadcasts of games. Host also produces a broad array of electronic and print media through their broadcasting, printing and publishing divisions and maintain minority investments in service companies which provide marketing and production support to their corporate clients and associations.

PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. Intercompany balances and transactions have been eliminated in consolidation.

RECOGNITION OF LICENSE FEE REVENUES AND RIGHTS FEE EXPENSES AND ACCOUNTING
CHANGE

     The Company enters into contractual arrangements with the associations it represents in various capacities which often involve payment of guaranteed rights fees and/or profit splits, pursuant to applicable terms and conditions specified in the contract. The profit splits are computed based on the net profit associated with the projects. Guaranteed rights fees are specified by period and recognized ratably over the term specified within the contract.

     Effective July 1, 1995, the Company adopted a new accounting policy for the recognition of corporate sponsor license fee revenues and guaranteed rights fee expenses, since the nature of rights contracts entered into by the Company was changing to include revenue-sharing or net profit split arrangements rather than guaranteed rights fee payments. As such, the rights fee expense associated with this type of contract could not be precisely measured until the expiration of each contract period when the revenue-sharing or net profits split amount was precisely determined. Under this policy, license fee revenues and rights fee expenses are recognized on a straight-line basis over the life of the contract, which provides for the uniform matching of revenue and expense. The effect of the change of recognizing license fee revenues and rights fee expenses was calculated and reported as the cumulative effect of a change in accounting principle in the 1996 consolidated statement of income. The amount of the cumulative change was $4,559 (net of income tax benefit of $2,883).

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives. Leasehold improvements and equipment held under capital leases are amortized over the shorter of the lease term or the estimated useful lives. The straight-line method of depreciation is followed for all assets for financial reporting purposes and accelerated methods are used for tax purposes.

GOODWILL

     Goodwill represents the excess of the aggregate purchase price paid by the Company in acquisitions accounted for as purchases over the fair value of the net assets acquired. Goodwill is amortized on a straight-line basis over 25 years.

     The Company periodically reevaluates the carrying amounts of its intangibles as well as the related amortization period to determine whether current events and circumstances warrant adjustments to the carrying amounts and/or revised estimates of useful lives. If events and circumstances warrant reevaluation of the carrying value, it would be based on the Company's estimate of the undiscounted operating income before depreciation, amortization and interest over the remaining lives of the amortization periods of the related intangible assets.

BARTER TRANSACTIONS

     The Company provides advertising and licensing rights to certain customers or sub-licensees in exchange for services. The estimated fair value of the services to be received is recorded as an account receivable. As these services are used, they are charged to expense. Advertising revenue is recognized as the advertising is used by the customer and license fee revenues are recognized on a straight-line basis over the term of the sub-license agreement. Net revenues and operating expenses include the following amounts related to barter transactions:

                                                            1998    1997    1996
                                                           ------   ----   ------
Net revenues.............................................  $1,278   $343   $1,612
Operating expenses.......................................  $1,366   $755   $1,468

EARNINGS PER COMMON SHARE

     Earnings per common share is calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, Earnings Per Share. The Company calculates basic earnings per common share using the weighted average number of shares outstanding for the period. Diluted earnings per common share include both the weighted average number of shares and any common share equivalents, such as options or warrants in the calculation.

STOCK OPTIONS

     SFAS No. 123, Accounting for Stock-Based Compensation, prescribes accounting and reporting standards for all stock-based compensation plans. SFAS No. 123 provides that

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES companies may elect to continue using existing accounting requirements for stock-based awards or may adopt a new fair value method to determine the intrinsic value. The Company has elected to continue to account for its stock-based awards as prescribed by Accounting Principle Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25).

INCOME TAXES

     The Company uses the liability method of recording income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires the fair value of financial instruments be disclosed. The Company's financial instruments are accounts receivable, accounts payable, and long term debt. Because of their nature, the carrying amounts of these items approximate fair value.

RECENTLY-ISSUED ACCOUNTING STANDARD

     In June 1998, the Financial Accounting Standards Board Issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company expects to adopt the new Statement effective July 1, 2000. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company does not anticipate that the adoption of this Statement will have a significant effect on its results of operations or financial position.

ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENT IN AFFILIATES

     The Company has various investments in affiliates that are accounted for on the equity method.

INVESTMENT IN UNIVERSAL SPORTS AMERICA, INC.

     In fiscal 1996, the Company and Streetball Sports Ventures Partners, L.P. ("Streetball") formed Universal Sports America, Inc. ("USA") to offer corporate sponsors and advertisers sponsorship and promotional opportunities involving college athletics and participatory sporting events. The Company contributed net operating assets

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES of approximately $2,000 related to its university and conference sports marketing projects, Historically Black Collegiate Coalition and marketing divisions, to USA Collegiate, L.P. ("USAC"), a wholly owned limited partnership of HCI, in exchange for a 99% limited partner interest in USAC. On October 16, 1995, the Company sold its interest in USAC to USA, Inc. in exchange for 719 shares of USA common stock, representing 33.79% of the outstanding shares of USA common stock on a fully-diluted basis. USA assumed all assets and liabilities of USAC. As a result, the Company realized a pre-tax gain of $6,726.

     The investment carrying amounts increased by the Company's share of the income of USA of $825, $478 and $487, respectively, which was reported in the Company's 1998, 1997 and 1996 consolidated statements of income. Shown below is summarized financial information related to USA:

                                                               1998      1997
                                                              -------   -------
As of June 30:
  Total assets..............................................  $69,034   $23,804
  Total liabilities.........................................  $21,521   $14,611

     The Company provides management, finance, administrative, production, national sales and accounting services to USA in exchange for an annual management fee. Management fees of $853, $1,011 and $1,181 were recognized in 1998, 1997 and 1996 respectively. In addition, USA reimbursed the Company for expenses paid on its behalf in the amount of $141 and $2,370 in 1997 and 1996, respectively.

INVESTMENT IN CORPORATE MARKETING ASSOCIATES

     Effective July 1, 1997, HCI acquired a 45% interest in Corporate Marketing Associates ("CMA"), a newly formed company engaged in corporate promotions and advertising, for an initial investment of $125. The investment is being accounted for on the equity method of accounting. HCI's loss on its investment in CMA during 1998 was $269. In connection with the acquisition, HCI also entered into agreements to provide CMA with leased employees and various accounting and professional services for a fee. HCI recorded total fees associated with these agreements of $1,030 for the year ended June 30, 1998. HCI has also provided working capital to CMA during the year ended June 30, 1998 evidenced by a note receivable from CMA in the amount of $399 as of such year end.

BASKETBALL HALL OF FAME PROPERTIES

     During 1998, HCI entered into a joint venture with NBA Properties, Inc. ("NBA"), to form Hall of Fame Properties, LLC ("HOFP"), whereby HCI received a 25% interest in HOFP. Subject to certain conditions precedent which have not yet occurred, HOFP has separately entered into a contract with the Naismith Memorial Basketball Hall of Fame, Inc. ("HOF"), whereby HOFP was granted exclusive marketing rights for the HOF. Under the terms of the contract, HOFP will solicit advertising and sponsorship revenues for the HOF which is intended to help HOF supplement funding for a new museum facility. In exchange for these exclusive marketing rights, HOFP will pay HOF a guaranteed amount of $2,117 per year during the first six years of the ten-year contract. The agreement also calls for net revenue sharing between the parties based on certain revenue thresholds achieved in excess of the initial guarantee by HOFP. The joint venture

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES agreement with NBA provides that HCI's portion of the liabilities associated with this joint venture will not exceed $530 annually.

3. ACQUISITION AND DISPOSITION OF BUSINESSES

     On August 1, 1996, HCI acquired 100% of the outstanding common stock of AdCraft Associates, Inc. ("AdCraft"). The transaction was accounted for under the purchase method of accounting, and accordingly, the results of AdCraft are included in the financial statements from the date of acquisition. In connection with the acquisition, HCI recorded a future obligation under this agreement in the amount of $712 as a long-term obligation, assuming a discount rate of 8.5% (see Note 8). The total cost of the acquisition, including direct costs of the acquisition, was $1,641, and total net deficiency of assets of AdCraft at the date of the transaction, was $142. The excess of the purchase price over net assets acquired of $1,783 was recorded as goodwill and is being amortized over 25 years. Effective October 29, 1997, AdCraft was merged into HCI.

     Effective November 14, 1997, HCI sold certain assets and liabilities associated with its investment in AdCraft to an individual who was an employee of the Company in exchange for a $350 promissory note, resulting in a loss of $276. The promissory note bears interest at the prime rate, with interest payable on a quarterly basis. The note matures on November 30, 1999 at which time the entire principal amount of the note is due. HCI was also required to buy out the remaining term of this individual's employment contract in the amount of $250, pursuant to his terminating his employment in connection with this transaction.

     On January 1, 1997, HCI acquired 100% of the outstanding common stock of Wayne Smith Company ("WSC"). The transaction was accounted for under the purchase method of accounting, and accordingly, the results of WSC are included in the financial statements from the date of acquisition. In connection with the acquisition, HCI issued 8,000 shares of HCI common stock to the previous owner WSC. The stock has a put/call option allowing the previous owner to put the stock back to HCI at the conclusion of his employment agreement in 2002 for a price of $50 per share, or $400. The agreement also permits HCI to call the stock at any time upon written notice for $50 per share. At June 30, 1997, the present value of HCI's future obligation under this agreement was recorded in the amount of $262 as a long-term obligation, assuming a discount rate of 8.5% (see Note 8). The total cost of the acquisition, including direct costs of the acquisition, was $267 and total net assets of WSC at the date of acquisition were $250. The excess of the purchase price over net assets acquired of $17 was recorded as goodwill and is being amortized over 25 years. Effective May 22, 1998, WSC was merged into HCI.

     On June 1, 1998, HCI exchanged its interest in a 50% owned joint venture engaged in the production and marketing of Internet sites to various colleges and universities for 418,971 shares of common stock of Total Sports, Inc. ("Total Sports"), representing approximately 15% of the total equity of Total Sports on a fully diluted basis. Total Sports has access to a significant database of sports information which it distributes through a variety of media, including print, graphic design and Internet. HCI's share of Total Sports at the time of the exchange was valued at $7.11 per share, or approximately $2,977, resulting in a gain of $2,843.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

4. NOTE RECEIVABLE FROM OFFICER

     The note receivable from officer consists of a $385 demand note bearing interest at the prime rate plus 1% (9.5% as of June 30, 1998) with interest payable monthly. Interest due on the note receivable of $174 and $138 is included in accounts receivables as of June 30, 1998 and 1997, respectively.

5. PROPERTY AND EQUIPMENT

     Property and equipment at June 30 consists of the following:

                                                               1998      1997
                                                              -------   -------
Land........................................................  $   448   $   150
Building....................................................    1,183     1,183
Machinery and equipment.....................................    5,738     5,807
Leasehold and building improvements.........................      955       884
Furniture and fixtures......................................    1,581     1,580
Computer equipment..........................................    3,268     2,759
Autos and trucks............................................       64        64
                                                              -------   -------
                                                               13,237    12,427
Less accumulated depreciation and amortization..............    7,365     6,334
                                                              -------   -------
                                                              $ 5,872   $ 6,093
                                                              =======   =======

6. ACCRUED EXPENSES

     Accrued expenses at June 30 consist of the following:

                                                               1998     1997
                                                              ------   ------
Guaranteed rights fees......................................  $1,066   $3,241
Unbilled payables...........................................   2,906    1,111
Profit splits...............................................     124    2,477
Other.......................................................     192       76
                                                              ------   ------
                                                              $4,288   $6,905
                                                              ======   ======

7. NOTES PAYABLE

     Notes payable under a loan agreement with Bank One Lexington, N.A. ("Bank One") at June 30, 1998 and 1997 were $6,756 and $1,193, respectively. The agreement provides for a revolving line of credit up to $10,000 and expires December 31, 1999.

     Interest is payable monthly at Bank One's prime rate or LIBOR plus 175 basis points as selected by the Company for specified rate periods. The interest rate on outstanding borrowings was 8.5% as of June 30, 1998. The facility fee is 0.32% per quarter on the average daily unadvanced portion of the revolving line of credit.

     The Bank One loan agreement is secured by accounts receivable and contains various affirmative and negative covenants as well as specific financial covenants relating to net worth, coverage ratios, debt ratios and additional indebtedness.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

8. LONG-TERM OBLIGATIONS

     Long-term obligations at June 30 consist of the following:

                                                               1998     1997
                                                              ------   ------
Obligations under capital leases............................  $  225   $  498
Obligations under acquisition agreements....................   1,136    1,045
Obligations under equipment financing:
  8.5% secured installment note, payable in monthly
     installments of $17 including interest, due on January
     5, 2003................................................     749      877
  9.0% secured installment note, payable in monthly
     installments of $4 including interest, due on November
     1, 2002................................................     182      215
  8.34% secured installment note, payable in monthly
     installments of $4 including interest, due on June 27,
     2004...................................................     262      306
Other.......................................................     123      123
                                                              ------   ------
                                                               2,677    3,064
Less current maturities.....................................     507      540
                                                              ------   ------
Long-term obligations.......................................  $2,170   $2,524
                                                              ======   ======

     Obligations under capital leases relate to the acquisition of computer equipment and expire at various dates through 1999. The amount of assets under capital leases included in properties and equipment at June 30, 1998 and 1997 was $1,200. Accumulated amortization on assets under capital leases at June 30, 1998 and 1997 was $870 and $656, respectively. Amortization of assets held under capital lease is included with depreciation expense.

     Future minimum lease payments under noncancellable capital leases and the present value of future minimum capital lease payments are $236 and $225, respectively. All lease payments are due in 1999.

     Obligation under acquisition agreements relate to the put/call options issued in connection with the AdCraft and WSC acquisitions (see note 3). These obligations were recorded at the present value of the future obligation based on the put/call option price of $50 per share issued in the transaction. The present value for each of these put/call options was based on a discount rate of 8.5% per annum and are being accrued to their terminal value over the respective terms of these agreements. Interest expense recorded for the years ended June 30, 1998 and 1997 associated with these obligations was $90 and $69 respectively. Aggregate annual principal payments of long-term obligations at June 30, 1998 are:

1999........................................................  $  507
2000........................................................   1,103
2001........................................................     272
2002........................................................     579
2003 and Thereafter.........................................     216
                                                              ------
                                                              $2,677
                                                              ======

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

9. REDEEMABLE CUMULATIVE PREFERRED STOCK

     In 1992, the Company authorized 80,000 shares and issued 50,000 shares of series B redeemable cumulative preferred stock ("Series B") having no par value per share and $100 stated value per share. Pursuant to certain agreements entered into in connection with the sale of this Series B, certain restrictions were placed on transfers of common stock, voting and irrevocable proxy agreements between certain stockholders and officers of the Company were entered into and the Company is required to comply with various covenants related to financial ratios and financial reporting. The Series B stockholders are entitled to receive, as declared by the Company's Board of Directors, cumulative cash dividends at an annual rate of $8.00 per share. The dividends accrue quarterly in arrears and are payable on the dates set forth by the Company's Board of Directors. Effective June 30, 1997, the Company redeemed 12,500 shares of Series B preferred stock, including cumulative dividends, for $1,705. The Series B recorded value increased $300 in 1998, and $400 in 1997 and 1996, respectively, to reflect the dividends accrued from the issuance date through June 30, 1998. Cumulative preferred dividends in arrears at June 30, 1998 were $1,291. The Company incurred stock issuance costs of $371 which were netted against the original proceeds and are being accreted to retained earnings.

     The Series B shares may be redeemed at agreed-upon rates per share as called by the Company, and must be redeemed on December 15, 1999. At June 30, 1998, the cost of redeeming the shares is $5,412 including cumulative dividends.

10. COMMON STOCK OPTION PLANS

     The Company has three stock option plans: the Directors' Non-Qualified Stock Option Plan (the "Directors Plan"), the Non-Qualified Stock Option Agreements for certain senior executives (the "Senior Executive Plan") and the Management Committee Non-Qualified Stock Option Plan (the "Management Committee Plan").

     The Directors Plan provides for the grant of options to purchase up to 24,000 shares of common stock of the Company to non-employee directors. The Board of Directors granted options to purchase 8,000 shares of common stock in 1998. Under the Directors Plan, 50% of the options are exercisable on the date of grant and 50% of the options are exercisable on the first anniversary of the date of grant. The option price per share is $3.125.

     In 1998, under the Senior Executive Plan, the Company granted to two senior executives options to purchase 90,000 shares of common stock at $3.125 per share. These options are exercisable 50% on or after the date of grant and 50% on or after June 30, 1999. No additional options are available for grant under the Senior Executive Plan.

     The Management Committee Plan provides for the grant of options to purchase up to 100,000 shares of common stock of the Company to eligible members of the Company's senior management. The Board of Directors granted options to purchase 24,000 shares of common stock in 1998. Under the Management Committee Plan, options are exercisable as follows: 33 1/3% on the first anniversary of the grant date, 33 1/3% on the second anniversary of the grant date, and 33 1/3% on the third anniversary of the grant date. Options under this plan are exercisable at $6.25 per share.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

     At June 30, 1998 and 1997, other outstanding options entitle the holders (employees and others) to purchase 12,000 shares of common stock at prices ranging from $11.25 to $22.00 per share through 1999. Options to purchase 500 shares of common stock were granted in 1998.

     On the date of the grant of the stock options in 1998 and 1997, the fair value of the Company's common stock exceeded the exercise price of such stock options. Accordingly, compensation expense was recognized for the years ended June 30, 1998 and 1997 in the aggregate amounts of $1,610 and $191, respectively. The fair value for options granted was estimated at the date of grant using the minimum value option pricing model with the following weighted average assumptions for fiscal 1998 and 1997: risk free interest rate of 5.5%; no dividends expected to be declared; volatility factor of zero for the expected price of the Company's common stock as it is not publicly traded; and the expected life of the options of six years. The weighted average grant date fair value of options was $25 in 1998 and $9 in 1997. Had compensation cost been recognized based on the estimated fair value of the options on the grant date under the methodology prescribed by SFAS 123, the Company's net income for the years ended June 30, 1998 and 1997 would not have been materially different using the "minimum value" method for valuing the options.

     A summary of the Company's stock option activity for the years ended June 30 follows:

                                        1998                  1997                  1996
                                 -------------------   -------------------   -------------------
                                           WEIGHTED-             WEIGHTED-             WEIGHTED-
                                            AVERAGE               AVERAGE               AVERAGE
                                           EXERCISE              EXERCISE              EXERCISE
                                 OPTIONS     PRICE     OPTIONS     PRICE     OPTIONS     PRICE
                                 -------   ---------   -------   ---------   -------   ---------
Outstanding -- beginning of
  year.........................  131,500     $5.24      88,500     $5.60     46,000      $6.60
Granted........................  122,500      3.75      43,500      4.53     44,000       4.51
Exercised......................   (9,500)     6.25        (500)     6.25     (1,500)      4.17
                                 -------     -----     -------     -----     ------      -----
Outstanding -- end of year.....  244,500     $4.46     131,500     $5.24     88,500      $5.60
                                 =======     =====     =======     =====     ======      =====
Exercisable at end of year.....  124,500     $4.63      64,667     $5.65     39,083      $6.48
                                 =======     =====     =======     =====     ======      =====

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

11. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share before the cumulative effect of a change in accounting principle (in thousands, except per share data):

                                                           1998     1997     1996
                                                          ------   ------   ------
NUMERATOR
Income before cumulative effect of accounting change....  $2,108   $1,626   $5,397
Preferred stock dividends...............................    (300)    (400)    (400)
                                                          ------   ------   ------
Numerator for basic and diluted earnings per share......  $1,808   $1,226   $4,997
                                                          ======   ======   ======
DENOMINATOR
Weighted average shares for basic earnings per share....     913      849      433
Effect of dilutive securities:
Employee stock options..................................     107       26       --
                                                          ------   ------   ------
Adjusted weighted average shares for dilutive earnings
  per share.............................................    1020      875      433
                                                          ======   ======   ======
Basic earnings per common share.........................  $ 1.98   $ 1.44   $ 1.01
                                                          ======   ======   ======
Diluted earnings per common share.......................  $ 1.77   $ 1.40   $ 1.01
                                                          ======   ======   ======

12. INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                         CURRENT   DEFERRED   TOTAL
                                                         -------   --------   ------
Year ended June 30, 1998:
  Federal..............................................   $321      $1,240    $1,561
  State and local......................................     75         120       195
                                                          ----      ------    ------
Total income tax expense...............................   $396      $1,360    $1,756
                                                          ====      ======    ======
Year ended June 30, 1997:
  Federal..............................................   $ 16      $  704    $  720
  State and local......................................    (36)        262       226
                                                          ----      ------    ------
Total income tax expense...............................   $(20)     $  966    $  946
                                                          ====      ======    ======
Year ended June 30, 1996:
  Federal..............................................   $454      $  (72)   $  382
  State and local......................................    106          21       127
                                                          ----      ------    ------
Total income tax expense...............................   $560      $  (51)   $  509
                                                          ====      ======    ======

     Income tax expense for the year ended June 30, 1996 is net of a benefit of $2,883 representing the tax benefit related to the cumulative effect of accounting change.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

     Income tax expense differs from the amounts computed by applying the statutory U.S. Federal income tax rate to income before income taxes and cumulative effect of change in accounting principle as a result of the following:

                                                           1998    1997     1996
                                                          ------   -----   ------
Computed statutory tax expense..........................  $1,353   $ 967   $2,988
Equity in earnings of affiliates........................       -    (258)    (184)
State and local income taxes, net of Federal income tax
  benefit...............................................     205     153       84
Other, net..............................................     198      84      504
                                                          ------   -----   ------
Income tax expense......................................  $1,756   $ 946   $3,392
                                                          ======   =====   ======

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30 are as follows:

                                                               1998     1997
                                                              ------   ------
Deferred tax assets:
  Investments in affiliates.................................  $  176   $   30
  Accounts receivable.......................................      43       43
  Change from cash to accrual tax recognition on acquired
     business...............................................     213      319
  Federal and state net operating loss (NOL)
     carryforwards..........................................      81      339
  AMT credit carryforward...................................      --      159
  Stock option compensation.................................     611       74
  Other.....................................................      --        5
                                                              ------   ------
Gross deferred tax assets...................................   1,124      969
Valuation allowance.........................................     (17)    (117)
                                                              ------   ------
Deferred tax assets, net....................................   1,107      852
                                                              ------   ------
Deferred tax liabilities:
  Gains on sale of businesses...............................   3,841    2,699
  Equity in earnings of affiliates..........................     490      109
  Plant and equipment.......................................     727      635
  Other.....................................................       2        2
                                                              ------   ------
Deferred tax liabilities....................................   5,060    3,445
                                                              ------   ------
Net deferred tax liability..................................  $3,953   $2,593
                                                              ======   ======

13. EMPLOYEE BENEFIT PLANS

     The Company provides defined contribution and profit sharing plans which cover substantially all employees. In 1998 and 1997, the Company matched employee contributions at 35% within prescribed limits. The Company's expense for these plans was approximately $85, $77, and $92 in 1998, 1997 and 1996, respectively.

14. COMMITMENTS AND CONTINGENCIES

     The Company commits under certain contracts, the nature and terms of which vary, to the payment of guaranteed rights fees as specified by contract. Future guaranteed rights fee commitments at June 30, 1998 total $95,589. Included in this amount is $15,929

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES representing contracts entered into by the Company from which the revenues have been transferred to USA. USA has agreed to indemnify the Company for these commitments.

     The Company is also committed under contracts, the nature and terms of which vary, projects to share the net profits, as specified by contract, with other parties to the contract. The expense for 1998, 1997 and 1996, under these arrangements was approximately $1,098, $2,501 and $2,716, respectively.

     The Company has various leases for facilities and equipment which are classified as operating leases. Rent expense for leased facilities and equipment for 1998, 1997 1996, was $908, $778 and $700, respectively. Of these amounts, rent expense for office facilities of $455 in 1998, $410 in 1997 and $407 in 1996 was paid to two organizations in which a stockholder of the Company has a 16.0% and 33.3% ownership interest, respectively. Future commitments associated with operating leases are $1,797 at June 30, 1998.

     The total future minimum payments required under the above commitments are as follows:

1999........................................................  $24,012
2000........................................................   23,926
2001........................................................   21,669
2002........................................................   25,244
2003 and thereafter.........................................    2,535
                                                              -------
                                                              $97,386
                                                              =======

     At June 30, 1998, a letter of credit in the amount of $75 was outstanding. This letter of credit related to a contractual obligation associated with a leased facility. The Company has also issued an irrevocable letter of credit in the amount of $11,500 to guarantee the Company's payments to the NCAA for the first contract year ending August 31, 1998. The letter of credit is secured by the accounts receivable of the Company.

     The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a significant effect on the Company's consolidated financial position or results of operations.

15. CONCENTRATION OF CREDIT RISK

     During 1998, 1997, and 1996, approximately $21,209 (46%), $18,194 (46%) and
$16,000 (36%), respectively, of the Company's net revenues arose from sub-licensing NCAA corporate sponsor rights to major corporations. The Company's current contract with the NCAA, which gives the Company the sole rights to sub-license NCAA corporate partners, expires August 31, 2002. At June 30, 1998, accounts receivables related to NCAA corporate sponsors included balances of $1,943, or 35% of total billed accounts receivable. At June 30, 1997, accounts receivables related to NCAA corporate sponsors included balances of $1,590, or 26% of total billed accounts receivable.

     Concentrations of credit risk with respect to accounts receivable are limited because a large number of geographically diverse customers comprise the Company's customer base,

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES thus spreading the credit risk. In addition, the Company controls credit risk through credit approvals, credit limits and other monitoring procedures.

16. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF INDEPENDENT AUDITOR'S REPORT


     On February 15, 1999, the Company entered into a merger agreement whereby Bull Run Corporation ("Bull Run"), the direct and indirect holder of 33% of the Company's common stock and 52% of the Company's preferred stock, agreed to acquire the stock of Universal Sports America, Inc. ("Universal"), Capital Sports Properties, Inc. ("Capital") and the Company not currently owned, directly or indirectly, by Bull Run for approximately $95,000, net of cash acquired (the "Bull Run Acquisition"). Pursuant to the merger agreement, Bull Run will reorganize into a holding company structure immediately prior to the Bull Run Acquisition whereby each outstanding share of Bull Run common stock will be converted into one share of a new holding company, BR Holding, Inc. ("BR Holding"). BR Holding, which will be a publicly held company, will be owned by the stockholders of Bull Run immediately prior to such conversion and Bull Run and its subsidiaries will be subsidiaries of BR Holding. Under the merger agreement, each share of the Company's common stock (except for shares held by Bull Run and Capital) will be converted into the right to receive (a) an amount in cash equal to $35 and (b) a number of shares of BR Holding common stock having an aggregate value of $36.37. This transaction is subject to the terms and conditions of the merger agreement, including the approvals of the stockholders of Capital, Universal, Bull Run and the Company.


     Universal, Inc., an affiliate of HCI, sold 395,160 shares of broadcast.com inc. in January 1999 and recognized a gain of approximately $61,500. HCI recognized its proportionate share of the gain amounting to approximately $13,500 in January 1999.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)


                                                              MARCH 31,
                                                                1999
                                                              ---------
                                ASSETS
Current assets:
  Cash......................................................   $    45
  Accounts and notes receivable, less allowance of $192.....    18,763
  Due from affiliates.......................................       296
  Note receivable from officer..............................       442
  Prepaid project costs and expenses........................     1,511
  Deferred income taxes.....................................       109
                                                               -------
Total current assets........................................    21,166
Property and equipment, net.................................     5,269
Investment in affiliates....................................    26,111
Goodwill, net...............................................     1,537
Other assets................................................     2,242
                                                               -------
Total assets................................................   $56,325
                                                               =======

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................................   $ 1,188
  Note payable to related party.............................     8,000
  Current maturities of long-term obligations...............       277
  Trade accounts payable....................................     1,111
  Accrued expenses..........................................     9,360
  Deferred income...........................................     5,613
                                                               -------
Total current liabilities...................................    25,549
Long-term obligations.......................................     2,069
Deferred income taxes.......................................     8,967
                                                               -------
Total liabilities...........................................    36,585
                                                               -------
Commitments and contingencies...............................        --
Series B cumulative preferred stock, no par value:
  Authorized shares -- 80,000
  Issued and outstanding shares --..........................     5,598
Stockholders' Equity
  Common stock, no par value:
     Authorized shares -- 1,500,000
     Issued and outstanding shares -- 927,783...............     1,216
  Additional capital........................................     3,085
  Retained earnings.........................................     9,841
                                                               -------
Total stockholders' equity..................................    14,142
                                                               -------
Total liabilities and stockholders' equity..................   $56,325
                                                               =======


See accompanying notes.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
              (DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)


                                                                 NINE MONTHS
                                                                    ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Net revenues................................................  $42,467   $37,113
Cost of revenues............................................   30,087    24,194
                                                              -------   -------
Gross profit................................................   12,380    12,919
Selling, general, and administrative expenses...............   13,478    10,356
                                                              -------   -------
Operating loss..............................................   (1,098)    2,563
Other income (expense):
  Interest expense, net.....................................     (566)     (531)
  Equity in earnings of affiliates..........................   13,654       567
  Loss on sale of assets....................................       --      (271)
  Other, net................................................       81        74
                                                              -------   -------
Income before income taxes..................................   12,071     2,402
Provision for income taxes..................................    5,151     1,033
                                                              -------   -------
     Net income.............................................  $ 6,920   $ 1,369
                                                              =======   =======
Basic earnings per common share.............................  $  7.25   $  1.25
                                                              =======   =======
Diluted earnings per common share...........................  $  6.08   $  1.15
                                                              =======   =======


See accompanying notes.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

      CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)

                                    COMMON STOCK                                 TOTAL
                                  ----------------   ADDITIONAL   RETAINED   STOCKHOLDERS'
                                  SHARES    AMOUNT    CAPITAL     EARNINGS      EQUITY
                                  -------   ------   ----------   --------   -------------
Balance at July 1, 1998.........  915,283   $1,138     $1,801      $3,186       $ 6,125
Compensation expense of stock
  options.......................       --      --       1,284          --         1,284
Stock options exercised.........   12,500      78          --          --            78
Accretion of issuance costs.....       --      --          --         (40)          (40)
Preferred stock dividends.......       --      --          --        (225)         (225)
Net income......................       --      --          --       6,920         6,920
                                  -------   ------     ------      ------       -------
Balance at March 31, 1999.......  927,783   $1,216     $3,085      $9,841       $14,142
                                  =======   ======     ======      ======       =======

See accompanying notes.

                   HOST COMMUNICATIONS, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                         (DOLLAR AMOUNTS IN THOUSANDS)


                                                              NINE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                                1999      1998
                                                              --------   -------
OPERATING ACTIVITIES
Net income..................................................  $  6,920   $ 1,442
Adjustments to reconcile net loss to net cash (used in)
  provided by operating activities:
  Depreciation and amortization.............................       930       858
  Provision for bad debt reserve............................       192        75
  Equity in earnings of affiliates..........................   (13,654)     (567)
  Deferred taxes............................................     4,905        --
  Loss on sale of AdCraft assets............................        --       271
  Compensation expense of stock options.....................     1,284       254
  Changes in assets and liabilities, net of effects of
     acquisitions and dispositions of businesses:
       Accounts and notes receivable........................    (9,686)   (9,027)
       Amounts due from related parties.....................       127       136
       Prepaid expenses and other current assets............       182       250
       Employee notes receivable............................       (57)     (125)
       Trade accounts payable...............................       720      (364)
       Accrued expenses.....................................     5,072     2,087
       Deferred income......................................     2,709     1,767
       Other................................................      (639)   (1,269)
                                                              --------   -------
Net cash (used in) provided by operating activities.........    (1,359)   (4,212)
INVESTING ACTIVITIES
Purchase of properties and equipment........................      (606)     (968)
Investments in businesses, net of cash acquired.............      (182)      (44)
                                                              --------   -------
Net cash used in investing activities.......................      (788)   (1,012)
FINANCING ACTIVITIES
Net activity on notes payable...............................    (5,798)    5,458
Net activity on note payable to related party...............     8,000        --
Payments on long-term obligations...........................      (101)     (279)
Proceeds from long-term obligations.........................        --        --
Net proceeds from issuance of common stock..................        --        --
Redemption of preferred stock...............................        --        --
Payments to repurchase common stock.........................        78        29
                                                              --------   -------
Net cash provided by (used in) financing activities.........     2,179     5,208
                                                              --------   -------
Net decrease in cash........................................        32       (16)
Cash at beginning of year...................................        13        41
                                                              --------   -------
Cash at end of year.........................................  $     45   $    25
                                                              ========   =======
Supplemental disclosures of cash flow information:
  Interest paid during the year.............................
                                                              ========   =======
  Income taxes paid (received) during the year..............  $   (342)  $  (267)
                                                              ========   =======
Noncash investing and financing activities:
  Preferred stock dividends.................................  $    225   $   225
                                                              ========   =======
  Long-term obligations incurred for acquisition............  $     --   $    --
                                                              ========   =======


See accompanying notes.

                           HOST COMMUNICATIONS, INC.

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                                 MARCH 31, 1999
                             (DOLLARS IN THOUSANDS)

1. GENERAL

     The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These financial statements should be read in conjunction with the financial statements of Host Communications, Inc. (the Company) for the nine months ended March 31, 1999 and 1998, included elsewhere herein. Results of operations for the period ended March 31, 1999 are not necessarily indicative of results to be expected for the fiscal year ending June 30, 1999.

2. INCOME TAX EXPENSE

     Income tax expense for the nine months ended March 31, 1999 and 1998 differs from the amount of income tax expense that would result from applying the domestic federal statutory tax rate to pretax income principally due to expenditures disallowed for income tax purposes.

3. EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                               1999     1998
                                                              ------   ------
NUMERATOR
Net income..................................................  $6,920   $1,369
Preferred stock dividends...................................    (225)    (225)
                                                              ------   ------
                                                              $6,695   $1,144
DENOMINATOR
Weighted average shares for basic loss per share............     924      912
Effect of dilutive employee stock options...................     178       79
                                                              ------   ------
Adjusted weighted average shares for basic and dilutive loss
  per share.................................................   1,102      991
                                                              ======   ======
Basic earnings per share....................................    7.25     1.25
                                                              ------   ------
Diluted earnings per share..................................    6.08     1.15
                                                              ======   ======

4. SALE OF MARKETABLE SECURITIES


     Universal Sports America, Inc., an affiliate of the Company, sold 395,160 shares of broadcast.com in January 1999 and recognized a gain of approximately $61.5 million. The Company recognized its proportionate share of the gain amounting to approximately $13.5 million in January 1999.

                           HOST COMMUNICATIONS, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                           (UNAUDITED) -- (CONTINUED)

5. PENDING TRANSACTION

     On February 15, 1999, the Company entered into an agreement whereby Bull Run, a shareholder of 8% of the Company's common stock, agreed to acquire the stock of Capital Sports, USA and the Company not currently owned by Bull Run, for approximately $95,000, net of cash acquired (the "Bull Run Acquisition"). Approximately $37,000 of the purchase price is expected to be paid to Capital Sports, USA and Company stockholders in cash and the remainder is expected to be paid in Bull Run's common stock. Under the merger agreement, the holder of each share of the Company's common stock (except for Bull Run) is entitled to (a) cash consideration of $24.00, plus (b) consideration in the form of Bull Run common stock valued for purposes of this transaction at $36.37. This transaction is subject to the terms and conditions of the merger agreement, including approval of the stockholders of each of the companies, and is currently expected to close during the second quarter of 1999. Once closed, the Company would become a wholly-owned subsidiary of Bull Run.


6. RELATED PARTY PROMISSORY NOTE



     On February 24, 1999, the Company borrowed $8 million from Universal Sports America, Inc., an affiliate of the Company, as evidenced by the Company's promissory note. The note bears interest at 6% per annum, payable monthly beginning in March 1999. The principal amount of the note is due upon the earlier of (i) 10 days following demand made by Universal Sports America, Inc. or (ii) immediately upon change in control of the majority ownership of Universal Sports America, Inc.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Universal Sports America, Inc.

     We have audited the accompanying consolidated balance sheets of Universal Sports America, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for the two years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Universal Sports America, Inc. and subsidiaries as of June 30, 1998 and 1997, and the results of their operations and their cash flows for the two years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.

Dallas, Texas
August 25, 1998

                                          /s/ ERNST & YOUNG LLP

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Universal Sports America, Inc.:

     We have audited the consolidated statements of income, stockholders' equity, and cash flows of Universal Sports America, Inc. and subsidiaries for the year ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Universal Sports America, Inc. and subsidiaries for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Dallas, Texas
September 6, 1996

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                  JUNE 30,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
                                    ASSETS
Current assets:
  Cash......................................................  $ 1,552   $   800
  Accounts receivable, net of allowance for doubtful
     accounts of $178 and $151 in 1998 and 1997,
     respectively...........................................   13,757     7,797
  Inventory and prepaid costs...............................    7,636     5,541
  Other assets..............................................      435       498
                                                              -------   -------
Total current assets........................................   23,380    14,636
Property and equipment, net.................................    1,452     1,464
Investments in affiliates...................................      957       697
Contract investment, net....................................    5,506     5,825
Goodwill, net...............................................    3,163     3,247
Other intangible assets, net................................      232       204
                                                              -------   -------
Total assets................................................  $34,690   $26,073
                                                              =======   =======
                     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $ 2,642   $ 2,779
  Accrued rights fees.......................................    3,297     1,716
  Accrued expenses..........................................    2,702     1,067
  Deferred revenues.........................................    1,198     2,583
  Deferred income taxes.....................................    2,030     1,411
  Payable to affiliate......................................      925     1,213
                                                              -------   -------
Total current liabilities...................................   12,794   $10,769
Long-term debt..............................................    7,245     3,020
Deferred income taxes.......................................    1,483     1,554
Series A redeemable convertible preferred stock, $1 par
  value:
  Authorized shares -- 600
  Issued and outstanding shares -- 490......................    4,900     4,900
Commitments and contingencies
Stockholders' equity
  Common stock, $1 par value:
     Authorized shares -- 10,000
     Issued and outstanding shares -- 1,640.5...............        2         2
  Additional paid-in capital................................    3,491     3,491
  Retained earnings.........................................    4,775     2,337
                                                              -------   -------
Total stockholders' equity..................................    8,268     5,830
                                                              -------   -------
Total liabilities and stockholders' equity..................  $34,690   $26,073
                                                              =======   =======

See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           YEAR ENDED JUNE 30,
                                                       ---------------------------
                                                        1998      1997      1996
                                                       -------   -------   -------
Net revenues.........................................  $62,939   $52,872   $37,079
Cost of revenues.....................................   38,536    35,204    24,418
                                                       -------   -------   -------
Gross profit.........................................   24,403    17,668    12,661
Selling, general and administrative..................   19,665    15,335    11,006
                                                       -------   -------   -------
Operating income.....................................    4,738     2,333     1,655
Other income (expense):
  Interest expense...................................     (572)     (140)     (172)
  Equity in earnings of affiliates...................      221       101       317
  Other..............................................     (382)      183        78
                                                       -------   -------   -------
Income before taxes..................................    4,005     2,477     1,878
Income taxes.........................................    1,567       880       642
                                                       -------   -------   -------
Net income...........................................  $ 2,438   $ 1,597   $ 1,236
                                                       =======   =======   =======
Basic earnings per common share......................  $ 1,486   $   973   $ 1,007
                                                       =======   =======   =======
Diluted earnings per common share....................  $ 1,145   $   749   $   776
                                                       =======   =======   =======

See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                         COMMON STOCK     ADDITIONAL     TOTAL                    TOTAL
                       ----------------    PAID-IN     PARTNERS'   RETAINED   STOCKHOLDERS'
                       SHARES    AMOUNT    CAPITAL      CAPITAL    EARNINGS      EQUITY
                       -------   ------   ----------   ---------   --------   -------------
Balance at June 30,
  1995...............       --    $ --     $    --      $   800     $   --       $   800
  Distributions......       --      --          --         (103)        --          (103)
  Net income.........       --      --          --          496        740         1,236
  Recapitalization
     due to reverse
     acquisition and
     acquisition.....  1,640.5       2       8,391       (1,193)        --         7,200
  Exchange of
     interests for
     Series A
     redeemable
     convertible
     preferred
     stock...........       --      --      (4,900)          --         --        (4,900)
                       -------    ----     -------      -------     ------       -------
Balance at June 30,
  1996...............  1,640.5       2       3,491           --        740         4,233
  Net income.........       --      --          --           --      1,597         1,597
                       -------    ----     -------      -------     ------       -------
Balance at June 30,
  1997...............  1,640.5       2       3,491           --      2,337         5,830
  Net income.........       --      --          --           --      2,438         2,438
                       -------    ----     -------      -------     ------       -------
Balance at June 30,
  1998...............  1,640.5    $  2     $ 3,491      $    --     $4,775       $ 8,268
                       =======    ====     =======      =======     ======       =======

See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                               YEAR ENDED JUNE 30,
                                                           ---------------------------
                                                            1998      1997      1996
                                                           -------   -------   -------
OPERATING ACTIVITIES
Net income...............................................  $ 2,438   $ 1,597   $ 1,236
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Amortization...........................................      457       424       285
  Depreciation...........................................      522       262       189
  Equity in earnings of affiliates.......................     (221)     (101)     (317)
  Deferred income taxes..................................      548       616       356
  Changes in operating assets and liabilities, net of
     effects of acquired business:
     Accounts receivable.................................   (5,960)   (2,723)      574
     Inventory...........................................      (66)      157      (294)
     Prepaid costs.......................................   (2,029)   (3,345)     (292)
     Other assets........................................       63      (368)        -
     Accounts payable and accrued expenses...............    3,079     2,015       (61)
     Deferred revenues...................................   (1,385)      717      (499)
     Payable to affiliate................................     (288)     (986)      280
                                                           -------   -------   -------
Net cash (used in) provided by operating activities......   (2,842)   (1,735)    1,457
INVESTING ACTIVITIES
Additions to property and equipment, net.................     (549)     (969)     (385)
Purchase of event rights.................................       --      (227)       --
Cash received in reverse acquisition.....................       --        --        88
Distributions received from affiliates...................       --        --       205
                                                           -------   -------   -------
Net cash used in investing activities....................     (549)   (1,196)      (92)
FINANCING ACTIVITIES
Borrowings on long-term debt.............................    4,225     3,020     1,011
Repayments of notes payable..............................       --      (650)   (1,300)
Distribution to partners.................................       --        --    (1,898)
Issuance of preferred stock..............................       --        --     1,900
Other....................................................      (82)       --        --
                                                           -------   -------   -------
Net cash provided by (used in) financing activities......    4,143     2,370      (287)
                                                           -------   -------   -------
Net increase (decrease) in cash..........................      752      (561)    1,078
Cash at beginning of year................................      800     1,361       283
                                                           -------   -------   -------
Cash at end of year......................................  $ 1,552   $   800   $ 1,361
                                                           =======   =======   =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest...................................  $   553   $   140   $   172
                                                           =======   =======   =======
Cash paid for income taxes...............................  $   150   $    99   $    --
                                                           =======   =======   =======

See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

ORGANIZATION

     The accompanying consolidated financial statements include the accounts of Universal Sports America, Inc. and its wholly owned subsidiaries, Universal Sports America, Inc. I, Streetball Sports Ventures Partners, L.P.
("Streetball"), and USA Collegiate, L.P. ("USA Collegiate"), (collectively the "Company").

     Effective October 1, 1995, the Company acquired 100% of the partnership interests of Streetball through the issuance of 920.5 shares of common stock, 300 shares of series A redeemable convertible preferred stock, and $1,665 in cash to Streetball's partners in exchange for 100% of the partnership interests of Streetball. The Company also issued 125 shares of series A redeemable convertible preferred stock to a former Streetball partner for $1,250 and 65 shares of series A redeemable convertible preferred stock to a third party for $650. Upon completion of the transactions, previous partners of Streetball controlled approximately 63% of the voting rights of the combined company.

     For financial reporting purposes, Streetball was deemed to be the acquiring entity. Accordingly, the merger has been reflected in the accompanying consolidated financial statements as a recapitalization of Streetball.

     Simultaneously, the Company acquired the net assets of a division of Host Communications, Inc. ("Host Communications") by exchanging 719 shares of common stock valued at approximately $7,200 for Host Communication's interest in USA Collegiate. The purchase price exceeded the fair value of net tangible assets acquired by approximately $7,300, and of such amount approximately $6,400 was allocated to contract investment and the remaining amount of approximately $900 was allocated to goodwill under the purchase method of accounting. Additionally, a deferred tax liability of approximately $2,400 was recorded to contract investment with a corresponding amount recorded to goodwill.

DESCRIPTION OF BUSINESS

     The Company is a provider of specialized marketing and management services to corporate clients focusing primarily on sports-related affinity groups. The Company also produces and manages grass roots participatory sporting events throughout the United States and internationally and provides professional marketing and other management services to university athletic departments, athletic conferences and high school associations. The Company identifies and reaches consumer segments with attractive demographic characteristics and designs and implement marketing programs and sports-based events to target these specific affinity groups.

2. SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements of the Company include all subsidiaries which are over 50% owned and controlled by the Company. Significant intercompany balances and transactions have been eliminated. Investments in unconsolidated companies which are

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

20% to 50% owned are accounted for using the equity method. Investments which are less than 20% owned are carried at cost.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

PREPAID COSTS

     The Company incurs significant costs directly relating to future events. Such costs include, but are not limited to, production costs, amounts paid under guaranteed rights fee arrangements, rent, insurance, tents, banners and trophies. These costs are recorded as prepaid costs at year-end and are charged to expense as the related events occur.

PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. The Company charges depreciation to operations on a straight-line basis over the estimated useful lives (generally three to seven years) of the related property and equipment.

INTANGIBLE ASSETS

     In connection with the acquisition of USA Collegiate, certain contracts with universities, athletic conferences and associations were recorded at their estimated fair value and are amortized on a straight-line basis over an estimated useful life of 20 years. Accumulated amortization relating to this contract investment totaled $862 and $544 at June 30, 1998 and 1997, respectively. Goodwill consists of the difference between the purchase price and the fair value assigned to net assets acquired. Goodwill is amortized on a straight-line basis over 40 years. At June 30, 1998 and 1997, accumulated amortization relating to goodwill totaled $230 and $145, respectively.

     The Company periodically reevaluates the propriety of the carrying amounts of its intangibles as well as the related amortization period to determine whether current events and circumstances warrant adjustments to the carrying amounts and/or revised estimates of useful lives. If events and circumstances warrant reevaluation of the carrying value, it would be based on the Company's projection of the undiscounted operating income before depreciation, amortization and interest over the remaining lives of the amortization periods of the related intangible assets.

BARTER ASSETS OR SERVICES

     Barter assets or services are recognized at the estimated fair value of the product or service received. The estimated fair values of these assets and services are recognized as sponsor revenues and as event management and operations expenses as used. Any unused amounts which have a future value are capitalized as other assets and the sponsor revenue is deferred until the related event occurs. The total value of barter assets or services received was $1,200, $1,055 and $1,300 for the years ended June 30, 1998, 1997 and 1996, respectively.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

REVENUE RECOGNITION

     The Company's revenues are principally derived from sponsorship revenue and registration fees. Corporate sponsor license fee revenues and advertising revenues are recognized as the related events occur. Registration fees are received from individuals and teams participating in events and are recognized as each event occurs.

INCOME TAXES

     The Company uses the liability method for recording income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentration of credit risk are accounts receivable. The Company performs ongoing credit evaluation of its sponsors and generally does not require collateral. The Company maintains an allowance for losses based upon the expected collectibility of all accounts receivable.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS (LOSS) PER SHARE OF COMMON STOCK

     Basic and diluted common shares outstanding are calculated in accordance with SFAS No. 128, Earnings per Share. The earnings per share for 1997 and 1996 have been restated to conform to SFAS No. 128.

FINANCIAL INSTRUMENTS

     SFAS No. 107, Disclosures About Fair Values of Financial Instruments, requires the fair value of financial instruments be disclosed. The Company's financial instruments are accounts receivable, accounts payable and long term debt. Because of their nature, the carrying amounts of these items approximate fair value.

STOCK OPTIONS

     The Company has adopted the required provisions of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 establishes a fair value method of accounting and reporting standards for stock-based compensation plans. However, as permitted by SFAS No. 123, the Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

The Company is required to disclose the pro forma net income as if the fair value method defined in SFAS No. 123 has been applied.

RECLASSIFICATION

     Certain prior year amounts have been reclassified to conform to the current year presentation.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                  JUNE 30,
                                                              ----------------
                                                               1998      1997
                                                              -------   ------
Machinery and equipment.....................................  $ 1,231   $1,136
Computer equipment and software.............................    1,178      887
Furniture and fixtures......................................      415      298
Other.......................................................        8        8
                                                              -------   ------
Property and equipment......................................    2,832    2,329
Accumulated depreciation....................................   (1,380)    (865)
                                                              -------   ------
Property and equipment, net.................................  $ 1,452   $1,464
                                                              =======   ======

4. LONG-TERM DEBT

     As of June 30, 1998, the Company had a revolving line of credit agreement, as amended, with a bank that provided for borrowings of up to $10,000, with a termination date of November 30, 1999. This agreement contains limitations on incurring additional indebtedness and requires the Company to maintain certain financial ratios and covenants. Advances under this facility can be made at the prime rate (8.5% at June 30, 1998) or the LIBOR rate plus an applicable margin (7.41% at June 30, 1998). Prime advances require quarterly interest payments and the principal can be repaid at any time. LIBOR advances are thirty- to ninety-day term loans whose interest and principal is payable on the maturity date. Amounts outstanding under this agreement at June 30, 1998 and 1997 were $7,245 and $3,020, respectively. Borrowings as of June 30, 1998 consisted solely of prime advances.

     The Company had available borrowings of $2,755 and $4,480 at June 30, 1998 and 1997, respectively. Borrowings under this agreement are secured by the accounts receivable and inventory of the Company.

     During 1996, the Company had a note payable with a bank that provided for borrowings of up to $1,500 at the prime rate (8.5% at June 30, 1996) plus .5%. The note matured on September 10, 1996, and was replaced with the revolving line of credit agreement.

5. RELATED PARTY TRANSACTIONS

     The Company and NBC Sports Ventures, Inc. ("NBC Sports Ventures"), a stockholder of the Company, entered into a television rights agreement with NBC Sports,

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

Inc. ("NBC Sports"), an affiliate of NBC Sports Ventures. The terms of the contract require the Company to reimburse NBC Sports for production costs incurred to broadcast the Company's "3 on 3" basketball tour finals. For the years ended June 30, 1998, 1997, and 1996, the production costs reimbursed to NBC Sports totaled $365, $336, and $178, respectively, which amounts are included in cost of revenues in the accompanying consolidated financial statements.

     NBC Sports Venture had extended an unsecured and non-interest-bearing line of credit during 1996. This note had an outstanding balance of $50 at June 30, 1996 and was paid off during 1997.

     During fiscal 1997 and for the first quarter of fiscal 1998, Host Communications, Inc. a stockholder of the Company ("Host"), performed certain finance and management services for the Company under a five-year agreement for an annual fee of $1,200. The Company incurred expenses of $250 and $1,200 under this agreement for the years ended June 30, 1998 and 1997, respectively. Amounts under this agreement are included in selling, general and administrative expenses. This agreement was terminated on October 1, 1997. The Company also purchased certain printed material and other services from Host, totaling $3,900, $2,300, and $1,000 for the years ended June 30, 1998, 1997, and 1996, respectively. Amounts due Host for services and purchases were $300 and $1,213 as of June 30, 1998 and 1997, respectively.

     Effective July 1, 1997, the Company entered into a one-year consulting agreement with Host Communications pursuant to which certain executives of Host will continue to provide consulting services to the Company. As compensation, the Company will pay Host an aggregate consulting fee of $600. During the term of the agreement and for two years after termination of the agreement, Host will be subject to a non-compete agreement. Similar consulting services were provided in 1997 and 1996 in the amounts of $595 and $455, respectively.

     The Company had a total of $416 and $255 in accounts receivable from various stockholders and affiliates as of June 30, 1998 and 1997, respectively.

6. EMPLOYEE BENEFITS

     The Company has a qualified 401(k) plan (the "Plan") whereby participants may contribute portions of their annual compensation to the Plan and matching contributions are to be made by the Company based on criteria set forth in the Plan agreement. For the years ended June 30, 1998, 1997 and 1996, the Company's expense under the Plan was $59, $21 and $33, respectively.

7. STOCKHOLDERS' EQUITY

STOCK OPTIONS

     The Company has a 1996 Employee Stock Option Plan (the "Option Plan") under which the Company's Board of Directors is authorized to grant options to key employees for the purchase of common stock at a price not less than the estimated fair value at the date of grant. The Option Plan provides that the estimated fair value of the Company's common stock is to be determined by the Board of Director's based on an independent valuation. Options under the Option Plan can be issued as either Non-qualified Stock

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

Options (NSOs) or Incentive Stock Options (ISOs). NSOs expire in seven years and ISOs expire in five years. Each option granted to an optionee vests according to the respective option agreement. There were 48 options granted during each of the years ended June 30, 1997 and 1996 (none in 1998). The options granted in 1997 and 1996 all vest over four years. As of June 30, 1998 and 1997, NSOs to purchase 96 shares, which all vest over four years, have been granted under the Option Plan. Of the 96 shares outstanding under the Option Plan, which have a weighted average remaining contractual life of 5.25 years as of June 30, 1998, 36 shares, 12 shares, and zero shares were exercisable as of June 30, 1998, 1997 and 1996, respectively. Each option has an exercise price of $10,000 per share. Pro forma information regarding net income and the net loss attributable to common stockholders is required by SFAS No. 123, and has been determined as if the Company had accounted for employee stock options granted under the fair value method. The fair value for options granted was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions for fiscal 1998, 1997, and 1996: risk-free interest rates of 5.71 -- 5.62%; no dividends expected to be declared; volatility factor of zero for the expected price of the Company's common stock as it is not publicly traded; and the expected life of the options of 5 years. The estimated fair values of the stock options granted in 1997 and 1996 were $118 and $119, respectively. The pro forma effect on net income is as follows:

                                                             YEAR ENDED JUNE 30
                                                          ------------------------
                                                           1998     1997     1996
                                                          ------   ------   ------
Net Income:
  As reported...........................................  $2,438   $1,597   $1,236
  Pro forma.............................................  $2,400   $1,569   $1,235
Earnings per common share:
  As reported basic.....................................  $1,486   $  973   $1,007
  As reported diluted...................................  $1,145   $  749   $  776
  Pro forma basic.......................................  $1,463   $  956   $1,007
  Pro forma diluted.....................................  $1,126   $  736   $  775

SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK

     The Series A redeemable convertible preferred shareholders have the right to receive dividends declared by the Company on the same basis as the common shareholders. Each share of preferred stock is entitled to one vote per share on all matters submitted to a vote of the shareholders of the Company. The Company can redeem any outstanding preferred stock three years after its issuance date. The preferred shareholders can demand redemption of their preferred shares six years after their issuance date. At any time after the issuance of their shares, the preferred shareholders can convert their preferred stock into common stock at a one for one exchange rate. In the case of the Company's liquidation, each preferred share is entitled to a liquidation preference of $10 plus any accrued dividends unless the liquidation cannot be sufficed by the Company's assets, then any such liquidating distribution will be on a pro-rata basis between the preferred shareholders.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

8. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share data):

                                                        1998       1997       1996
                                                      --------   ---------   ------
NUMERATOR
Income available to common shareholders.............  $  2,438   $   1,597   $1,236
                                                      ========   =========   ======
DENOMINATOR
Weighted average shares for basic earnings per
  share.............................................   1,640.5    1,640.50    1,227
Effect of dilutive securities:
  Convertible redeemable preferred stock............     490.0       490.0      366
Adjusted weighted average shares for dilutive
  earnings per share................................   2,130.5     2,130.5    1,593
                                                      ========   =========   ======
Basic earnings per share............................  $  1,486   $     973   $1,007
                                                      ========   =========   ======
Diluted earnings per share..........................  $  1,145   $     749   $  776
                                                      ========   =========   ======

9. INCOME TAXES

     Income tax expense attributable to income before income taxes consists of the following:

                                                             YEAR ENDED JUNE 30,
                                                             --------------------
                                                              1998    1997   1996
                                                             ------   ----   ----
Current:
  Federal..................................................  $  889   $240   $256
  State....................................................     130     24     30
Deferred...................................................     548    616    356
                                                             ------   ----   ----
                                                             $1,567   $880   $642
                                                             ======   ====   ====

     Actual income tax expense differs from the statutory income tax expense (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) as follows:

                                                             YEAR ENDED JUNE 30,
                                                             --------------------
                                                              1998    1996   1997
                                                             ------   ----   ----
Computed statutory tax expense.............................  $1,362   $842   $639
Effect of change in tax status.............................      --     --    (58)
State income taxes, net of federal benefit.................      86     16     20
Other, net.................................................     119     22     42
                                                             ------   ----   ----
                                                             $1,567   $880   $642
                                                             ======   ====   ====

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                                 JUNE 30,
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Deferred tax assets:
  Charitable contributions carryforward.....................  $  612   $  474
  Deferred license fees and unbilled receivables............     444      444
  Accounts receivable allowance.............................      59       51
  Other.....................................................     122       94
                                                              ------   ------
Total deferred tax assets...................................   1,237    1,063
Deferred tax liabilities:
  Intangible assets, principally due to difference in
     amortization...........................................   2,081    2,080
  Prepaid costs.............................................   2,532    1,906
  Other.....................................................     137       42
                                                              ------   ------
Total deferred tax liabilities..............................   4,750    4,028
                                                              ------   ------
Net deferred tax liability..................................  $3,513   $2,965
                                                              ======   ======

10. COMMITMENTS AND CONTINGENCIES

     The Company is party to several long-term national sponsorship agreements which obligate the Company to provide advertising (including commercials for the NBC Sports broadcast of the tour) and other services at a minimum number of events for each tour in exchange for cash payments, goods and services.

     The Company and NBC Sports Ventures were parties to a license and affiliation agreement with NBA Properties, Inc. ("NBA Properties"), which expired December 31, 1997. As part of the agreement, a joint venture was formed between the Company and NBC Sports Ventures and was granted the exclusive right to use the National Basketball Association ("NBA") trademark in promoting and operating the three-on-three basketball events. In consideration, NBA Properties was entitled to 7.5% of net participant registration fees (license fees) and 7.5% of certain sponsorship payments made by NBA sponsors. Further, NBA Properties has directed the cash payment of the license fees to a charitable organization that it supports. Amounts paid on behalf of NBA Properties to the charitable organization were $128, $118, and $220 for the years ended June 30, 1998, 1997 and 1996, respectively.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

     Certain agreements between the Company and various universities require the Company to guarantee the university a rights fee to provide marketing and production services. Total minimum payments required under the Company's commitment to pay future guaranteed rights fees are as follows:

1999........................................................  $ 7,005
2000........................................................    5,468
2001........................................................    1,265
2002........................................................    1,340
2003........................................................    1,415
                                                              -------
                                                              $16,493
                                                              =======

     The Company leases certain facilities and equipment under noncancelable operating leases. Rent expense incurred under the leases during the years ended June 30, 1998, 1997, and 1996 was $894, $616 and $436, respectively. These agreements, which expire on various dates through the year 2003, require future minimum rental payments as follows:

1999........................................................  $  919
2000........................................................     672
2001........................................................     344
2002........................................................     209
2003........................................................      46
                                                              ------
                                                              $2,190
                                                              ======

11. INVESTMENTS IN AFFILIATES

     As of June 30, 1996, the Company had a 50.01% non controlling interest in Street Hoops International ("SHI"). On April 17, 1997, the other partner in SHI agreed to purchase .01% of the Company's general partner interest in SHI. Such sale reduced the Company's interest in SHI to 50%. Accordingly, the Company has accounted for its investments in SHI using the equity method for all periods presented.

     Summarized financial information for SHI is as follows:

                                                               DECEMBER 31,
                                                              ---------------
                                                               1997     1996
                                                              ------   ------
ASSETS
Cash and cash equivalents...................................  $1,378   $  959
Accounts receivable.........................................     292       80
Prepaid expenses and other assets...........................     100      189
Fixed Assets................................................      47      100
                                                              ------   ------
                                                              $1,817   $1,328
                                                              ======   ======
LIABILITIES
Accounts payable and accrued expenses.......................  $  565   $  325
Partners' Capital...........................................   1,252    1,003
                                                              ------   ------
                                                              $1,817   $1,328
                                                              ======   ======

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                                                          YEAR ENDED DECEMBER 31,
                                                          ------------------------
                                                           1997     1996     1995
                                                          ------   ------   ------
Revenues................................................  $5,604   $4,960   $5,047
Operating, general and administrative expenses..........   5,354    4,921    4,618
                                                          ------   ------   ------
Net Income..............................................  $  250   $   39   $  429
                                                          ======   ======   ======

12. MARKETABLE SECURITY

     The Company owns 395,160 shares of broadcast.com inc. which completed an initial public offering on July 17, 1998. As of June 30, 1998 and 1997, these shares were valued at their cost basis of $46, because prior to such initial public offering no readily determinable fair value existed. Beginning in fiscal 1999, the Company will account for this investment as securities available for sale and defer all unrealized gains or losses in equity until such sale occurs.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               MARCH 31,
                                                                  1999
                                                              ------------
                                  ASSETS
Current assets:
  Cash......................................................    $41,371
  Accounts receivable, including unbilled receivables of
     $13,606 net of allowance for doubtful accounts of
     $491...................................................     26,231
  Note receivable from related party........................      8,000
  Inventory and prepaid costs...............................      9,480
  Other assets..............................................        517
                                                                -------
          Total current assets..............................     85,599
Property and equipment, net.................................      1,321
Investments in affiliates...................................        640
Contract investment, net....................................      5,267
Goodwill, net...............................................      3,099
Other intangible assets, net................................        230
                                                                -------
          Total assets......................................    $96,156
                                                                =======

                   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................    $ 3,441
  Current taxes payable.....................................     21,301
  Accrued rights fees.......................................      9,382
  Accrued expenses..........................................      5,171
  Deferred revenues.........................................        812
  Deferred income taxes.....................................      2,619
  Payable to affiliate......................................          9
                                                                -------
          Total current liabilities.........................     42,735
Deferred income taxes.......................................      1,509
Series A redeemable convertible preferred stock, $1 par
  value:
  Authorized shares -- 600
  Issued and outstanding shares -- 490......................      4,900
Commitments and contingencies
Stockholders' equity
  Common stock, $1 par value:
     Authorized shares -- 10,000
     Issued and outstanding shares -- 1,640.5...............          2
  Additional paid-in capital................................      3,491
  Retained earnings.........................................     43,519
                                                                -------
          Total stockholders' equity........................     47,012
                                                                -------
          Total liabilities and stockholders' equity........    $96,156
                                                                =======


See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              NINE MONTHS ENDED
                                                                  MARCH 31,
                                                              -----------------
                                                               1999      1998
                                                              -------   -------
Net revenues................................................  $58,703   $49,099
Cost of revenues............................................   41,979    34,077
                                                              -------   -------
Gross profit................................................   16,724    15,021
Selling, general and administrative.........................   17,628    12,403
                                                              -------   -------
Operating income (loss).....................................     (904)    2,619
Other income (expense):
  Interest expense, net.....................................      (63)      382
  Equity in earnings (losses) of affiliates.................      (33)       71
  Gain on sale of security..................................   61,471        --
                                                              -------   -------
Income before taxes.........................................   60,471     2,308
Income taxes................................................   21,727       877
                                                              -------   -------
Net income..................................................  $38,744   $ 1,431
                                                              =======   =======
Basic earnings per common share.............................  $23,617   $   872
                                                              =======   =======
Diluted earnings per common share...........................  $18,185   $   672
                                                              =======   =======

See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    COMMON STOCK      ADDITIONAL                  TOTAL
                                  -----------------    PAID-IN     RETAINED   STOCKHOLDERS'
                                   SHARES    AMOUNT    CAPITAL     EARNINGS      EQUITY
                                  --------   ------   ----------   --------   -------------
Balance at June 30, 1998........   1,640.5    $ 2       $3,491     $ 4,775       $ 8,268
  Net income....................        --     --           --      38,744        38,744
                                  --------    ---       ------     -------       -------
  Comprehensive income..........        --     --           --          --        38,744
                                  --------    ---       ------     -------       -------
Balance at March 31, 1999.......   1,640.5    $ 2       $3,491     $43,519       $47,012

See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)


                                                              NINE MONTHS ENDED
                                                                  MARCH 31,
                                                             -------------------
                                                               1999       1998
                                                             --------   --------
OPERATING ACTIVITIES
Net income.................................................  $ 38,744   $  1,431
Adjustments to reconcile net income to net cash (used in)
  operating activities:
  Amortization.............................................       348        336
  Depreciation.............................................       467        377
  Equity in earnings (losses) of affiliates................       317        (88)
  Deferred income taxes....................................       616         --
  Allowance for bad debts..................................       330         16
  Changes in assets and liabilities:
     Accounts receivable...................................   (12,805)   (11,552)
     Note receivable from related party....................    (8,000)        --
     Inventory.............................................      (123)       122
     Prepaid costs.........................................    (1,720)    (2,667)
     Other assets..........................................       (82)       225
     Accounts payable and accrued expenses.................     9,352      8,259
     Income taxes payable..................................    21,301        856
     Deferred revenues.....................................      (386)      (180)
     Payable to affiliate..................................      (916)    (1,026)
                                                             --------   --------
Net cash provided by (used in) operating activities........    47,443     (3,891)
INVESTING ACTIVITIES
Additions to property and equipment........................      (336)      (396)
                                                             --------   --------
Net cash used in investing activities......................      (336)      (396)
FINANCING ACTIVITIES
(Repayments of) borrowings on long-term debt...............    (7,245)     6,380
Other......................................................       (43)      (150)
                                                             --------   --------
Net cash (used in) provided by financing activities........    (7,288)     6,230
                                                             --------   --------
NET INCREASE IN CASH.......................................    39,819      1,943
Cash at beginning of year..................................     1,552        800
                                                             --------   --------
Cash at end of year........................................  $ 41,371   $  2,743
                                                             ========   ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest.....................................  $    464   $    317
                                                             ========   ========
Cash paid for income taxes.................................  $    998   $    150
                                                             ========   ========


See accompanying notes.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

ORGANIZATION


     The accompanying unaudited condensed consolidated financial statements include the accounts of Universal Sports America, Inc. ("USA"), and its wholly owned subsidiaries, Universal Sports America, Inc. I, Streetball Sports Ventures Partners, L.P. ("SSVP"), and USA Collegiate, L.P. ("USAC") (collectively, the "Company").


DESCRIPTION OF BUSINESS

     The Company is a provider of specialized marketing and management services to corporate clients focusing primarily on sports-related affinity groups. The Company also produces and manages grass roots participatory sporting events throughout the United States and internationally and provides professional marketing and other management services to university athletic departments, athletic conferences and high school associations. The Company identifies and reaches consumer segments with attractive demographic characteristics and designs and implement marketing programs and sports-based events to target these specific affinity groups.

2. UNAUDITED INTERIM FINANCIAL INFORMATION


     The consolidated financial statements as of March 31, 1999 and for the nine months ended March 31, 1999 and 1998 are unaudited, however, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the nine months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year because of the seasonal nature of the Company's events and sports marketing programs. These consolidated financial statements should be read in conjunction with the consolidated financial statements, including the notes thereto, for the year ending June 30, 1998, appearing elsewhere in this document.


3. GAIN ON SALE OF SECURITY

     In January 1999 the Company sold 395,160 shares of broadcast.com, Inc. having a cost basis of $46 for $61,517. As a result of this transaction, the Company recognized a gain of $61,471 and a federal tax liability of approximately $21,500. A portion of the proceeds was used to repay the Company's revolving line of credit, which was not renewed after its expiration on January 31, 1999.

4. INCOME TAXES

     Income tax expense for the nine months ended March 31, 1999 and 1998 differs from the statutory income tax expense (computed by applying the U.S. federal corporate tax rate of 34% to income before income taxes) primarily because of state income taxes and permanent tax differences.

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

5. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except per share amounts):

                                                            NINE MONTHS ENDED
                                                                MARCH 31,
                                                       ---------------------------
                                                          1999           1998
                                                       -----------   -------------
NUMERATOR
Income available to common shareholders..............   $ 38,744        $ 1,431
DENOMINATOR
Weighted average shares for basic earnings per
  share..............................................    1,640.5        1,640.5
Effect of dilutive securities:
  Convertible redeemable preferred stock.............      490.0          490.0
                                                        --------        -------
Adjusted weighted average shares for dilutive
  earnings per share.................................    2,130.5        2,130.5
                                                        ========        =======
Basic earnings per share.............................   $ 23,617        $   872
                                                        ========        =======
Dilutive earnings per share..........................   $ 18,185        $   672
                                                        ========        =======

6. NEW ACCOUNTING STANDARDS

     Effective July 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Financial Reporting for Segments of Business Enterprise. Under the provisions of SFAS No. 130, the Company's comprehensive income consist of net income and unrealized gains on securities available for sale. In 1997, there were no items other than net income that would be classified as part of comprehensive income. Under the provisions of SFAS No. 131, there are no requirements for interim financial statements in the initial year of application.


7. PENDING TRANSACTION



     On February 15, 1999, the Company entered into a merger agreement whereby Bull Run Corporation ("Bull Run"), the direct and indirect holder of approximately 13% of the Company's common stock and approximately 15% of the preferred stock, agreed to acquire the stock of Host Communications Inc ("Host"), Capital Sports Properties, Inc. ("Capital") and the Company not currently owned, directly or indirectly, by Bull Run for approximately $95,000, net of cash acquired (the "Bull Run Acquisition"). Pursuant to the merger agreement, Bull Run will reorganize into a holding company structure immediately prior to the Bull Run Acquisition whereby each outstanding share of Bull Run common stock will be converted into one share of a new holding company, BR Holding, Inc. ("BR Holding"). BR Holding, which will be a publicly held company, will be owned by the stockholders of Bull Run immediately prior to such conversion and Bull Run and its subsidiaries will be subsidiaries of BR Holding. Under the merger agreement, each share of the Company's common stock and preferred stock (except for shares held by Bull Run, Capital or Host) will be converted into the right to receive (a) an amount in cash equal to

                UNIVERSAL SPORTS AMERICA, INC. AND SUBSIDIARIES

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

$27,477 and (b) a number of shares of BR Holding common stock having an aggregate value of $16,750. This transaction is subject to the terms and conditions of the merger agreement, including the approvals of the stockholders of Capital, Host, Bull Run and the Company.


8. RELATED PARTY PROMISSORY NOTE



     On February 24, 1999, the Company loaned Host, an affiliate of the Company, $8 million in exchange for Host's promissory note. The note bears interest at 6% per annum, payable monthly beginning in March 1999. The principal amount of the note is due upon the earlier of (i) 10 days following demand made by the Company or (ii) immediately upon change in control of the majority ownership of the Company.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of August 5, 1999, by and among Bull Run Corporation , a Georgia corporation ("Bull Run"), BR Holding, Inc., a Georgia corporation ("Parent"), and Bull Run Merger Sub, Inc., a Georgia corporation and a wholly owned subsidiary of Parent ("Merger Sub").

                                    RECITALS

     WHEREAS, the Boards of Directors of Bull Run, Parent and Merger Sub have each approved the merger (the "Merger") of Merger Sub with and into Bull Run in accordance with the Georgia Business Corporation Code ("Georgia Law") and upon the terms and subject to the conditions set forth herein;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Bull Run, Parent and Merger Sub hereby agree as follows:

                                   ARTICLE I

                                   THE MERGER

     1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and Georgia Law, Merger Sub shall be merged with and into Bull Run, the separate corporate existence of Merger Sub shall cease, and Bull Run shall continue as the surviving corporation and a wholly owned subsidiary of Parent. Bull Run as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

     1.2 Effective Time. The parties shall file Articles of Merger with the Secretary of State of the State of Georgia in such form as is required by Georgia Law. The Merger shall become effective at such time as the Articles of Merger are so duly filed, or at such other time as the parties may determine and set forth in the Articles of Merger (the "Effective Time").

     1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Georgia Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the rights, privileges, powers, franchises and property of Merger Sub and Bull Run shall vest in the Surviving Corporation, and all restrictions, disabilities, duties, debts and liabilities of Merger Sub and Bull Run shall become the restrictions, disabilities, duties, debts and liabilities of the Surviving Corporation.

     1.4 Certificate of Incorporation; By-Laws. At the Effective Time, the Certificate of Incorporation and By-Laws of Bull Run shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter amended.

     1.5 Directors and Officers. The directors and officers of the Surviving Corporation shall be the directors and officers of Bull Run immediately prior to the Effective Time, in each case until their respective successors are duly elected or appointed and qualified.

     1.6 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, Parent, Bull Run or the holders of any of the securities of Merger Sub, Parent or Bull Run, Bull Run will become a wholly owned subsidiary of Parent, and the stockholders of Bull Run will become stockholders of Parent. To effect the foregoing:

          (a) each share of common stock, par value $.01 per share ("Common Stock"), of Bull Run then held by Bull Run as a treasury share or then held by Merger Sub or Parent shall be canceled and extinguished without payment of any consideration therefor and without any conversion thereof;

          (b) each share of Common Stock then issued and outstanding (other than those referred to in Section 1.6(a)) shall, subject to and in accordance with Section 1.7 hereof, be converted into and thereafter shall represent the right to receive one validly issued, fully paid and non-assessable share of common stock, par value $.01 per share ("Parent Common Stock"), of Parent;

          (c) each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and thereupon and thereafter shall represent one validly issued, fully paid, and non-assessable share of common stock, par value $.01 per share, of the Surviving Corporation; and

          (d) each share of Parent Common Stock held by Bull Run immediately prior to the Effective Time shall be canceled and extinguished without payment of any consideration therefor and without any conversion thereof.

     1.7  Surrender and Exchange.

          (a) Prior to the Effective Time, if required by applicable law, Bull Run shall designate the transfer agent for the Common Stock as agent (in such capacity, the "Exchange Agent") for the purpose of exchanging certificates representing shares of Common Stock for certificates representing shares of Parent Common Stock. Each holder of shares of Common Stock that have been converted into a right to receive shares of Parent Common Stock pursuant to Section 1.6, upon surrender to the Exchange Agent of a certificate or certificates representing such shares of Common Stock, together with a properly completed letter of transmittal covering such shares of Common Stock, will be entitled to receive a certificate or certificates representing an equal number of shares of Parent Common Stock. After the Effective Time, each such certificate shall, until so surrendered, represent for all purposes only the right to receive such shares of Parent Common Stock.

          (b) After the Effective Time, there shall be no further registration of transfers of shares of Common Stock outstanding prior to the Effective Time. If, after the Effective Time, certificates representing shares of Common Stock outstanding prior to the Effective Time are presented to the Surviving Corporation, they shall be canceled and exchanged for certificates representing shares of Parent Common Stock, as provided for and in accordance with the procedures set forth in this Agreement.

     1.8  Options and Restricted Shares.

          (a) Immediately following the Effective Time, each outstanding stock option (an "Option") granted under Bull Run's 1994 Long Term Incentive Plan or Bull Run's Non-Employee Directors' Stock Option Plan (collectively, the "Option Plans"), whether or not then vested or exercisable, shall be converted into the right to receive an equal amount of options to purchase Parent Common Stock on identical terms as the Options.

          (b) Bull Run shall (i) make any amendments to the Option Plans and any other plan, agreement, or arrangement and (ii) use all reasonable best efforts to obtain any consents or releases in connection therewith. Parent shall assume or adopt benefit plans identical in all material respects to the Option Plans, except that all references to Bull Run and Common Stock shall be changed to refer to Parent and Parent Common Stock. Bull Run and Parent shall take any other action necessary to effect the transactions contemplated by this Section 1.8. Notwithstanding any other provision of this Section 1.8, the transactions contemplated by this Section 1.8 may be delayed in respect of any Option until any necessary consents or releases are obtained.

                                   ARTICLE II

                 REPRESENTATIONS AND WARRANTIES OF MERGER SUB,
                              PARENT AND BULL RUN

     Each of Merger Sub, Parent and Bull Run hereby represents and warrants to each of the others that:

     2.1 Corporate Organization. It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any necessary governmental authority to own, operate or lease the properties that it purports to own, operate or lease and to carry on its business as it is now being conducted, and is in good standing in each jurisdiction where the character of its properties owned, operated, or leased or the nature of its activities makes such qualification necessary, except for such failures which, individually or in the aggregate, would not have a material adverse effect on its business.

     2.2 Authority Relative to this Agreement. It has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. Its execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, subject only with respect to Bull Run to the approval of the Merger by a majority of the outstanding shares of Common Stock in accordance with Georgia Law and the Articles of Incorporation of Bull Run. It has duly executed and delivered this Agreement, which constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors' rights generally, by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

                                  ARTICLE III

                                 MISCELLANEOUS

     3.1 Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, except as provided by Georgia Law. This Agreement may be terminated any time prior to the Effective Time by the respective Boards of Directors of Bull Run, Parent and Merger Sub, notwithstanding approval of this Agreement by the stockholders of Bull Run.

     3.2 Further Action. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, to obtain all necessary waivers, consents and approvals and to effect all necessary registrations and filings.

     IN WITNESS WHEREOF, Bull Run, Parent and Merger Sub have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          BULL RUN CORPORATION

                                          By   /s/ ROBERT S. PRATHER, JR.
                                            ------------------------------------
                                             Name: Robert S. Prather, Jr.
                                             Title: President and Chief
                                                    Executive
                                                    Officer

                                          BR HOLDING, INC.

                                          By /s/ ROBERT S. PRATHER, JR.
                                            ------------------------------------
                                             Name: Robert S. Prather, Jr.
                                             Title:  President

                                          BULL RUN MERGER SUB, INC.

                                          By /s/ ROBERT S. PRATHER, JR.
                                            ------------------------------------
                                             Name: Robert S. Prather, Jr.
                                             Title:  President

                                                                      APPENDIX B

                              AMENDED AND RESTATED

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                                BR HOLDING, INC.

                              BULL RUN CORPORATION

                        CAPITAL SPORTS PROPERTIES, INC.

                           HOST COMMUNICATIONS, INC.

                         UNIVERSAL SPORTS AMERICA, INC.

                            CAPITAL MERGER SUB, INC.

                             HOST MERGER SUB, INC.

                            AND USA MERGER SUB, INC.

                         DATED AS OF FEBRUARY 15, 1999

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        -----
ARTICLE I     THE MERGERS.............................................      2
   1.1        THE MERGERS.............................................      2
   1.2        CLOSING.................................................      2
   1.3        EFFECTIVE TIMES.........................................      2
   1.4        CERTAIN EFFECTS OF THE MERGERS..........................      3
   1.5        EFFECT OF CAPITAL MERGER ON CAPITAL STOCK...............      3
              (a) Outstanding Capital Merger Sub Stock................      3
              (b) Outstanding Capital Common Stock....................      4
              (c) Treasury Stock and Acquiror-Owned Stock.............      4
              (d) Certifications of Capital Stock.....................      4
   1.6        EFFECT OF HOST MERGER ON CAPITAL STOCK..................      4
              (a) Outstanding Host Merger Sub Stock...................      4
              (b) Outstanding Host Common Stock.......................      4
              (c) Outstanding Host Preferred Stock....................      5
              (d) Outstanding Host Options............................      5
              (e) Treasury Stock and Acquiror-Owned Stock.............      5
              (f) Certifications of Host Stock and Host Options.......      5
   1.7        EFFECT OF USA MERGER ON CAPITAL STOCK...................      6
              (a) Outstanding USA Merger Sub Stock....................      6
              (b) Outstanding USA Common Stock........................      6
              (c) Outstanding USA Preferred Stock.....................      6
              (d) Outstanding USA Options.............................      6
              (e) Treasury Shares and Acquiror-Owned Stock............      7
              (f) Certifications of USA Common Stock, USA Options
                    and Broadcast.com Stock...........................      7
   1.8        PROCEDURES TO EXCHANGE STOCK CERTIFICATES...............      7
              (a) Letter of Transmittal...............................      7
              (b) Other Transfer Documentation........................      8
              (c) Return of Stock Certificates........................      8
              (d) Appointment of Paying Agent.........................      8
              (e) Exchange Procedures.................................      9
              (f) No Further Ownership Rights in Capital Stock, Host
                    Stock and USA Stock...............................     10
              (g) No Fractional Shares................................     10
              (h) Termination of Payment Fund.........................     10
              (i) No Liability........................................     10
   1.9        DISSENTING SHARES.......................................     11
ARTICLE II    REPRESENTATIONS AND WARRANTIES OF HOST..................     11
   2.1        Organization, Standing and Power........................     11
   2.2        Authority; Noncontravention; Consents and Approvals.....     12
   2.3        State Takeover Statutes.................................     12
   2.4        Capital Structure.......................................     13
   2.5        Subsidiaries............................................     13
   2.6        Financial Statements....................................     13
   2.7        Absence of Undisclosed Liabilities......................     14
   2.8        Books of Account........................................     14
   2.9        Absence of Certain Changes or Events....................     14

                                                                        PAGE
                                                                        -----
   2.10       Contracts and Commitments...............................     15
   2.11       Title to Assets.........................................     16
   2.12       Condition of Assets.....................................     16
   2.13       Real Property...........................................     16
   2.14       Intellectual Property...................................     17
   2.15       Environmental, Health and Safety Matters................     17
   2.16       Insurance...............................................     18
   2.17       Personnel Information...................................     19
   2.18       Employee Benefit Plans..................................     19
   2.19       Litigation: Decrees.....................................     21
   2.20       Compliance with Law: Permits............................     21
   2.21       Taxes...................................................     21
   2.22       Brokers.................................................     23
   2.23       Certain Business Practices and Regulations: Potential
              Conflicts of Interest...................................     23
   2.24       Board Recommendation....................................     24
ARTICLE III   REPRESENTATIONS AND WARRANTIES OF USA...................     24
   3.1        Organization, Standing and Power........................     24
   3.2        Authority; Noncontravention; Consents and Approvals.....     24
   3.3        State Takeover Statutes.................................     25
   3.4        Capital Structure.......................................     25
   3.5        Subsidiaries............................................     26
   3.6        Financial Statements....................................     26
   3.7        Absence of Undisclosed Liabilities......................     27
   3.8        Books of Account........................................     27
   3.9        Absence of Certain Changes or Events....................     27
   3.10       Contracts and Commitments...............................     27
   3.11       Title to Assets.........................................     28
   3.12       Condition of Assets.....................................     28
   3.13       Real Property...........................................     29
   3.14       Intellectual Property...................................     29
   3.15       Environmental, Health and Safety Matters................     30
   3.16       Insurance...............................................     31
   3.17       Personnel Information...................................     31
   3.18       Employee Benefit Plans..................................     32
   3.19       Litigation: Decrees.....................................     33
   3.20       Compliance with Law: Permits............................     33
   3.21       Taxes...................................................     34
   3.22       Brokers.................................................     35
   3.23       Certain Business Practices and Regulations: Potential
              Conflicts of Interest...................................     35
   3.24       Board Recommendation....................................     36
ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF
              PARENT AND BULL RUN.....................................     36
   4.1        Organization, Standing and Power........................     36
   4.2        Authority; Noncontravention; Consents and Approvals.....     36
   4.3        Capital Structure.......................................     38
   4.4        Financial Statements....................................     39
   4.5        SEC Filings.............................................     39

                                                                        PAGE
                                                                        -----
   4.6        Absence of Undisclosed Liabilities......................     39
   4.7        Absence of Certain Changes or Events....................     40
   4.8        Litigation: Decrees.....................................     40
   4.9        Employee Benefit Plan...................................     40
   4.10       Compliance with Law: Permits............................     40
   4.11       Brokers.................................................     41
   4.12       State Takeover Statutes.................................     41
ARTICLE V     ADDITIONAL AGREEMENTS...................................     41
   5.1        Access to Information; Confidentiality..................     41
   5.2        Public Announcements....................................     42
   5.3        Acquisition Proposals...................................     42
   5.4        Consents, Approvals and Filings.........................     42
   5.5        Notification............................................     43
   5.6        Tax Treatment...........................................     43
   5.7        Continuation of Existing Employment Agreements..........     43
   5.8        Employee Benefit Matters................................     44
   5.9        Board of Directors of Parent............................     44
   5.10       First Look Broadcasting Rights..........................     44
   5.11       Information Supplied....................................     44
   5.12       Filings; Other Actions; Notification....................     44
   5.13       Host Proxy Statement....................................     45
   5.14       Host Stockholders Meeting...............................     45
   5.15       Capital Information Statement...........................     45
   5.16       USA Information Statement...............................     45
   5.17       Financing Cooperation...................................     45
   5.18       Bull Run Stockholders Meeting...........................     46
   5.19       Broadcast.com Stock Sale................................     46
   5.20       Termination of Host/USA Agreements......................     46
   5.21       Affiliates of the Company...............................     46
ARTICLE VI    COVENANTS RELATING TO CONDUCT OF
              BUSINESS PRIOR TO MERGERS...............................     46
   6.1        Conduct of Business.....................................     46
   6.2        Other Actions...........................................     48
ARTICLE VII   CONDITIONS PRECEDENT....................................     48
   7.1        CONDITIONS TO EACH PARTY'S OBLIGATION TO
              EFFECT THE MERGERS......................................     48
              (a) HSR Act.............................................     48
              (b) No Injunctions or Restraints........................     49
              (c) Tax Opinion.........................................     49
              (d) Effectiveness of the Registration Statement.........     49
              (e) Bull Run Stockholder Approvals and Consummation of
                     the Reorganization...............................     49
              (f) Consummation of the USA Stock Sale..................     49
              (g) Stockholders Approval...............................     49
              (h) Stockholders Agreement..............................     49
   7.2        CONDITIONS TO OBLIGATIONS OF HOST.......................     49
              (a) Representations and Warranties......................     49
              (b) Performance of Obligations of Parent and Bull Run...     50
              (c) Opinion of Counsel..................................     50

                                                                        PAGE
                                                                        -----
              (d) Material Adverse Effect.............................     50
              (e) Consent under Host Credit Facilities................     50
   7.3        CONDITIONS TO OBLIGATION OF USA.........................     50
              (a) Representations and Warranties......................     50
              (b) Performance of Obligations of Parent and Bull Run...     50
              (c) Opinion of Counsel..................................     51
              (d) Material Adverse Effect.............................     51
              (e) Consent under USA Credit Facilities.................     51
   7.4        CONDITIONS TO OBLIGATIONS OF PARENT AND
              BULL RUN................................................     51
              (a) Representations and Warranties......................     51
              (b) Performance of Obligations..........................     51
              (c) Consents and Approvals..............................     51
              (d) Material Adverse Effect.............................     51
              (e) Financing...........................................     52
              (f) Opinions of Counsel.................................     52
              (g) Dissenting Shares...................................     52
              (h) Employment Agreements...............................     52
              (i) Host and USA Options................................     52
              (j) Termination of Host/USA Agreements..................     52
              (k) Affiliates' Agreements..............................     52
ARTICLE VIII  TERMINATION, AMENDMENT AND WAIVER.......................     52
   8.1        Termination.............................................     52
   8.2        Effect of Termination...................................     53
   8.3        Amendment...............................................     53
   8.4        Extension; Consent; Waiver..............................     54
   8.5        Non-survival of Representations. Warranties and
              Covenants...............................................     54
ARTICLE IX    NOTICES.................................................     54
   9.1        Notices.................................................     54
ARTICLE X     MISCELLANEOUS...........................................     55
  10.1        Entire Agreement........................................     55
  10.2        Expenses................................................     56
  10.3        Counterparts............................................     56
  10.4        No Third Party Beneficiary..............................     56
  10.5        Governing Law...........................................     56
  10.6        Assignment; Binding Effect..............................     56
  10.7        Headings; Certain Interpretive Matters..................     56
  10.8        No Recourse against Others..............................     57
  10.9        Withholding Taxes.......................................     57
EXHIBIT A     Definitions.............................................    A-1
EXHIBIT B     Agreement and Plan of Merger among Bull Run, Parent and
              a wholly owned subsidiary of Parent.....................    B-1
EXHIBIT C-1   Host Voting and Support Agreement.......................  C-1-1
EXHIBIT C-2   USA Voting and Support Agreement........................  C-2-1
EXHIBIT D     Stockholders Agreement..................................    D-1
EXHIBIT E-1   Form of Opinion of Alston & Bird LL.....................  E-1-1
EXHIBIT E-2   Form of Opinion of Proskauer Rose LLP...................  E-1-1
EXHIBIT F     Form of Opinion of Dinsmore & Shohl LLP.................    F-1
EXHIBIT G     Form of Opinion of David, Goodman & Madole..............    G-1

                              AMENDED AND RESTATED
                          AGREEMENT AND PLAN OF MERGER

     THIS AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of February 15, 1999, by and among BR HOLDING, INC., a Georgia corporation ("Parent"), BULL RUN CORPORATION, a Georgia corporation ("Bull Run"), CAPITAL SPORTS PROPERTIES, INC., a Delaware corporation ("Capital"), HOST COMMUNICATIONS, INC., a Kentucky corporation ("Host"), UNIVERSAL SPORTS AMERICA, INC., a Delaware corporation ("USA"), CAPITAL MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("Capital Merger Sub"), HOST MERGER SUB, INC., a Kentucky corporation and a wholly owned subsidiary of Parent ("Host Merger Sub"), and USA MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("USA Merger Sub"). Capitalized terms used herein shall have the meanings set forth in Exhibit A.

                                    RECITALS

     WHEREAS, the parties desire to enter into this Agreement pursuant to which, subject to the terms and conditions contained herein, (i) Capital Merger Sub will merge with and into Capital; (ii) Host Merger Sub will merge with and into Host; and (iii) USA Merger Sub will merge with and into USA;

     WHEREAS, subject to the terms and conditions set forth herein, the Board of Directors of each of Capital, Host and USA have approved such mergers, the Board of Directors and stockholders of each of Capital Merger Sub, Host Merger Sub and USA Merger Sub have approved such mergers and the Board of Directors of Parent has approved the issuance of its shares of common stock to the stockholders of Capital, Host and USA in such mergers;

     WHEREAS, immediately prior to the effective time of such mergers and as a condition precedent to the consummation of such mergers, Bull Run shall be reorganized pursuant to an Agreement and Plan of Merger (the "Reorganization Agreement") substantially in the form attached hereto as Exhibit B by and among Parent, Bull Run and a wholly owned Georgia subsidiary of Parent as a result of which, among other things, Bull Run shall become a wholly owned subsidiary of Parent (the "Reorganization");

     WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's and Bull Run's willingness to enter into this Agreement, Parent, Bull Run and certain stockholders of Host and USA are entering into voting agreements in substantially the forms attached hereto as Exhibits C-1 and C-2 pursuant to which such stockholders are agreeing to take certain actions to support the transactions contemplated by this Agreement; and

     WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with such mergers and also to prescribe various conditions to such mergers.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                                  THE MERGERS

     1.1 The Mergers. Subject to the terms and conditions of this Agreement and in accordance with applicable law:

          (a) At the Capital Effective Time, Capital Merger Sub shall merge with and into Capital (the "Capital Merger"), the separate corporate existence of Capital Merger Sub shall cease and Capital shall continue as the surviving corporation of the Capital Merger (in such capacity, Capital is sometimes hereinafter referred to as the "Capital Surviving Corporation").

          (b) At the Host Effective Time, Host Merger Sub shall merge with and into Host (the "Host Merger"), the separate corporate existence of Host Merger Sub shall cease and Host shall continue as the surviving corporation of the Host Merger (in such capacity, Host is sometimes hereinafter referred to as the "Host Surviving Corporation").

          (c) At the USA Effective Time, USA Merger Sub shall merge with and into USA (the "USA Merger," and together with the Capital Merger and the Host Merger, the "Mergers"), the separate corporate existence of USA Merger Sub shall cease and USA shall continue as the surviving corporation of the USA Merger (in such capacity, USA is sometimes hereinafter referred to as the "USA Surviving Corporation").

     1.2 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in
Article VII, the closing of the Mergers (the "Closing") will take place at 10:00 a.m., New York City time, following the date on which each of the conditions set forth in Article VII shall have been fulfilled or waived in accordance with this Agreement (the "Closing Date"), at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, unless another date, time or place is agreed to in writing by the parties hereto.

     1.3  Effective Times.

     (a) On the Closing Date, Capital Merger Sub and Capital shall file with the Delaware Secretary of State a certificate of merger in accordance with the relevant provisions of the Delaware General Corporation Law (the "Delaware Code"), and shall make all other filings or recordings required under the Delaware Code in connection with the Capital Merger. The Capital Merger shall become effective upon the filing of the certificate of merger with the Delaware Secretary of State (the "Capital Effective Time").

     (b) Immediately following the Capital Effective Time, Host Merger Sub and Host shall file with the Kentucky Secretary of State articles of merger in accordance with the relevant provisions of the Kentucky Business Corporation Act (the "Kentucky Code"), and shall make all other filings or recordings required under the Kentucky Code in connection with the Host Merger. The Host Merger shall become effective upon the filing of the articles of merger with the Kentucky Secretary of State (the "Host Effective Time").

     (c) Immediately following the Host Effective Time, USA Merger Sub and USA shall file with the Delaware Secretary of State a certificate of merger in accordance with the relevant provisions of the Delaware Code, and shall make all other filings or recordings required under the Delaware Code in connection with the USA Merger. The USA Merger shall become effective upon the filing of the certificate of merger with the Delaware Secretary of State (the "USA Effective Time").

     1.4  Certain Effects of the Mergers.

     (a) The Mergers shall have the effects as set forth in the applicable provisions of the Delaware Code or the Kentucky Code, as the case may be. Without limiting the generality of the foregoing, (i) at the Capital Effective Time, all the property, rights, privileges, powers and franchises of Capital Merger Sub and Capital shall vest in the Capital Surviving Corporation, and all debts, liabilities and duties of Capital Merger Sub and Capital shall become the debts, liabilities and duties of Capital Surviving Corporation; (ii) at the Host Effective Time, all the property, rights, privileges, powers and franchises of Host Merger Sub and Host shall vest in the Host Surviving Corporation, and all debts, liabilities and duties of Host Merger Sub and Host shall become the debts, liabilities and duties of the Host Surviving Corporation; and (iii) at the USA Effective Time, all the property, rights, privileges, powers and franchises of USA Merger Sub and USA shall vest in the USA Surviving Corporation, and all debts, liabilities and duties of USA Merger Sub and USA shall become the debts, liabilities and duties of the USA Surviving Corporation.

     (b) The Certificate of Incorporation and Bylaws of Capital Merger Sub as in effect immediately prior to the Capital Effective Time shall be the Certificate of Incorporation and Bylaws of the Capital Surviving Corporation until they are amended, except that such Certificate of Incorporation shall, at the Capital Effective Time, be amended to change the name of the corporation from "Capital Merger Sub, Inc." to "Capital Sports Properties, Inc."

     (c) The Articles of Incorporation and Bylaws of Host Merger Sub as in effect immediately prior to the Host Effective Time shall be the Articles of Incorporation and Bylaws of Host Surviving Corporation until they are amended, except that such Articles of Incorporation shall, at the Host Effective Time, be amended to change the name of the corporation from "Host Merger Sub, Inc." to "Host Communications, Inc."

     (d) The Certificate of Incorporation and Bylaws of USA Merger Sub as in effect immediately prior to the USA Effective Time shall be the Certificate of Incorporation and Bylaws of the USA Surviving Corporation until they are amended, except that such Certificate of Incorporation shall, at the USA Effective Time, be amended to change the name of the corporation from "USA Merger Sub, Inc." to "Universal Sports America, Inc."

     (e) The directors and officers of Capital Merger Sub, Host Merger Sub and USA Merger Sub shall be the initial directors and officers of the Capital Surviving Corporation, the Host Surviving Corporation and the USA Surviving Corporation, respectively, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

     1.5  Effect of Capital Merger on Capital Stock.

     (a) Outstanding Capital Merger Sub Stock. All shares of common stock, par value $.01 per share, of Capital Merger Sub issued and outstanding immediately prior to the Capital Effective Time shall, by virtue of the Capital Merger and without any action on

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the part of the holder thereof, be converted into the number of validly issued, fully paid and nonassessable shares of common stock of the Capital Surviving Corporation equal to the total number of shares of Capital Stock issued and outstanding immediately prior to the Capital Effective Time (other than the Capital Ineligible Shares).

     (b) Outstanding Capital Common Stock. Each share of common stock, par value $.01 per share ("Capital Stock"), of Capital issued and outstanding immediately prior to the Capital Effective Time (other than shares held by Capital and Bull Run (the "Capital Ineligible Shares") and other than Dissenting Shares) shall, by virtue of the Capital Merger and without any action on the part of the holder thereof, be converted into the right to receive:

          (i) $194,085.24 in cash, plus an amount in cash equal to 1% of the dividends on the Host Preferred Stock accrued but unpaid to the Closing Date; and

          (ii) a number of shares of Parent Common Stock equal to $162,562.27 divided by the Closing Price.

The consideration described in the foregoing clauses (i) and (ii) is hereinafter collectively referred to as the "Capital Common Stock Consideration."

     "Closing Price" shall mean the average closing price of Bull Run Common Stock on the Nasdaq Stock Market for the 30 consecutive trading days immediately preceding the fifth day prior to the mailing of the Proxy Statement/Prospectus to the stockholders of Bull Run, provided, however, that if the Closing Price (as so determined) is greater than $5.00, the Closing Price shall be deemed to be $5.00 and if the Closing Price (as so determined) is less than $4.00, the Closing Price shall be deemed to be $4.00.

     (c) Treasury Stock and Acquiror-Owned Stock. Each Capital Ineligible Share at the Capital Effective Time shall remain unaffected as a result of the Capital Merger, without any conversion thereof.

     (d) Certifications of Capital Stock. Prior to Closing, Capital shall deliver to Parent and Bull Run a certificate, executed by a senior officer of Capital, certifying as to the Capital Stock the name of each holder of such shares outstanding immediately prior to the Capital Effective Time, the number of shares held by such holder and the total number of such outstanding shares.

     1.6  Effect of Host Merger on Capital Stock.

     (a) Outstanding Host Merger Sub Stock. All shares of common stock, par value $.01 per share, of Host Merger Sub issued and outstanding immediately prior to the Host Effective Time shall, by virtue of the Host Merger and without any action on the part of the holder thereof, be converted into the number of validly issued, fully paid and nonassessable shares of common stock of the Host Surviving Corporation equal to the total number of shares of Host Common Stock issued and outstanding immediately prior to the Host Effective Time (other than the Host Ineligible Shares).

     (b) Outstanding Host Common Stock. Each share of common stock, no par value ("Host Common Stock"), of Host issued and outstanding immediately prior to the Host Effective Time (other than shares held by Host, Bull Run, Capital and USA (collectively, the "Host Ineligible Shares") and other than Dissenting Shares) shall, by virtue of the

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

Host Merger and without any action on the part of the holder thereof, be converted into the right to receive:

          (i)  $35.02 in cash; and

          (ii) a number of shares of Parent Common Stock equal to $36.37 divided by the Closing Price.

The consideration described in the foregoing clauses (i) and (ii) is hereinafter collectively referred to as the "Host Common Stock Consideration."

     (c) Outstanding Host Preferred Stock. Each share of Host Series B Cumulative Preferred Stock, no par value, of Host (the "Host Preferred Stock" and, together with the Host Common Stock, the "Host Stock") issued and outstanding immediately prior to the Host Effective Time shall remain unaffected as a result of the Host Merger, without any conversion thereof.

     (d) Outstanding Host Options. Prior to the Host Effective Time, Host shall use its reasonable best efforts to amend each Host Option, if required, to provide that, at the Host Effective Time, the Host Options then held by each holder of Host Options (a "Host Optionholder") shall be converted into the right to receive, for each share of Host Common Stock issuable upon the exercise of such then outstanding Host Option:

          (i) in the case of the Host A Options, $35.02 in cash payable in accordance with Section 1.8 (the "Host Cash Option Consideration"); and

          (ii) in the case of the Host A Options and Host B Options, an option to purchase that number of shares of Parent Common Stock (adjusted to the nearest whole share) equal to $36.37 divided by the Closing Price (the "New Host Parent Options").

     The New Host-Parent Options shall have the exercise price per share of Parent Common Stock equal to the amount determined by dividing (x) the aggregate exercise price for shares of Host Common Stock with respect to which the corresponding Host Option was exercisable immediately prior to the Host Effective Time by (y) the number of shares of Parent Common Stock for which such New Host-Parent Option is exercisable. Any repurchase rights in favor of the Host Optionholder under any New Host-Parent Option shall be eliminated from and after the Host Effective Time. The duration and other terms of each New Host-Parent Option (unless otherwise agreed in writing by the holder of such New Host-Parent Option) shall be the same as the corresponding Host Options that were in effect immediately before the Host Effective Time, except that all references to Host in the Host stock option plans (and the corresponding references in each option agreement documenting each such Host Option) shall be deemed to be references to Parent. Host shall provide written notice of the provisions of this Section 1.6(d) to each Host Optionholder no later than 20 days after the date of this Agreement. Any Host Options that are not amended as provided in this Section 1.6(d) or otherwise exercised or canceled prior to the Host Effective Time shall be canceled at the Host Effective Time without the payment of any consideration.

     (e) Treasury Stock and Acquiror-Owned Stock. Each Host Ineligible Share at the Host Effective Time shall remain unaffected as a result of the Host Merger, without any conversion thereof.

     (f) Certifications of Host Stock and Host Options. Prior to Closing, Host shall deliver to Parent and Bull Run a certificate, executed by the Chief Financial Officer of Host, certifying: (i) as to the Host Stock, the name of each holder of shares outstanding
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

immediately prior to the Host Effective Time, the number and type of shares held by such holder and the total number of such outstanding shares and (ii) as to the Host Options, the name of each Host Optionholder, the number of shares of Host Common Stock issuable upon the exercise of each such Host Optionholder's Host Options outstanding immediately prior to the Host Effective Time, the grant date and termination date of each such Host Option, the exercise price per share of Host Common Stock with respect to each such Host Option and the total number of shares of Host Common Stock issuable upon the exercise of all Host Options outstanding immediately prior to the Host Effective Time and the amendment of all such Host Options as contemplated by Section 1.6(d).

     1.7  Effect of USA Merger on Capital Stock.

     (a) Outstanding USA Merger Sub Stock. All shares of common stock, par value $.01 per share, of USA Merger Sub issued and outstanding immediately prior to the USA Effective Time shall, by virtue of the USA Merger and without any action on the part of the holders thereof, be converted into the number of validly issued, fully paid and nonassessable shares of common stock of USA Surviving Corporation equal to the total number of shares of USA Common Stock issued and outstanding immediately prior to the USA Effective Time (including the total number of Conversion Shares issuable upon conversion of the shares of USA Preferred Stock pursuant to Section 1.7(c) and other than the USA Ineligible Shares).

     (b) Outstanding USA Common Stock. Each share of common stock, par value $1.00 per share ("USA Common Stock"), of USA issued and outstanding immediately prior to the USA Effective Time (other than shares of USA Common Stock held by USA, Bull Run, Capital and Host (collectively, the "USA Ineligible Shares") and other than Dissenting Shares) shall, by virtue of the USA Merger and without any action on the part of the holder thereof, be converted into the right to receive:

          (i)  $27,477.28 in cash; and

          (ii) a number of shares of Parent Common Stock equal to $16,750 divided by the Closing Price.

The consideration described in the foregoing clauses (i) and (ii) is hereinafter collectively referred to as the "USA Common Stock Consideration."

     (c) Outstanding USA Preferred Stock. Each share of Series A Convertible Preferred Stock, $1.00 par value per share (the "USA Preferred Stock" and, together with the USA Common Stock, the "USA Stock"), of USA issued and outstanding immediately prior to the USA Effective Time shall, by virtue of the USA Merger and without any action on the part of the holder thereof, be converted into one validly issued, fully paid and nonassessable share of USA Common Stock (a "Conversion Share"), which Conversion Share shall be deemed to be issued and outstanding for purposes of Sections 1.7(a) and 1.7(b).

     (d) Outstanding USA Options. Prior to the USA Effective Time, USA shall use its reasonable best efforts to amend each USA Option, if required, to provide that, at the USA Effective Time, the USA Options then held by each holder of USA Options (a "USA Optionholder") shall be converted into the right to receive, for each share of USA Common Stock issuable upon the exercise of such then outstanding USA Option:

          (i) in the case of the USA A Options, $27,477.28 in cash, payable in accordance with Section 1.8 (the "USA Cash Option Consideration"); and

          (ii) in the case of the USA A Options and USA B Options, an option to purchase that number of shares of Parent Common Stock (adjusted to the nearest whole share) equal to $16,750 divided by the Closing Price (the "New USA Parent Options").

     The New USA-Parent Options shall have an exercise price per share of Parent Common Stock equal to the amount determined by dividing (x) the aggregate exercise price for shares of USA Common Stock with respect to which the corresponding USA Option was exercisable immediately prior to the USA Effective Time by (y) the number of shares of Parent Common Stock for which such New USA-Parent Option is exercisable. Any repurchase rights in favor of the USA Optionholder under any New USA-Parent Option shall be eliminated from and after the USA Effective Time. The duration and other terms of each New USA-Parent Option immediately after the USA Effective Time (unless otherwise agreed in writing by the holder of such New USA-Parent Option) shall be the same as the corresponding USA Options that were in effect immediately before the USA Effective Time, except that all references to USA in the USA stock option plans (and the corresponding references in each option agreement documenting each such USA Parent Option) shall be deemed to be references to Parent. USA shall provide written notice of the provisions of this Section 1.7(d) to each USA Optionholder within 20 days of the date of this Agreement. Any USA Options that are not amended as provided in this Section 1.7(d) or otherwise exercised or canceled prior to the USA Effective Time shall be canceled at the USA Effective Time without the payment of any consideration.

     (e) Treasury Shares and Acquiror-Owned Stock. Each USA Ineligible Share at the USA Effective Time shall remain unaffected as a result of the USA Merger, without any conversion thereof.

     (f) Certifications of USA Common Stock, USA Options and Broadcast.com Stock. Prior to Closing, USA shall deliver to Parent and Bull Run a certificate, executed by the Chief Financial Officer of USA, certifying (i) as to the USA Stock, the name of each holder of USA Stock outstanding immediately prior to the USA Effective Time, the number and type of shares of USA Stock held by such holder, and the total number of outstanding shares of USA Stock, (ii) as to the USA Options, the name of each holder of USA Options, the number of shares of USA Common Stock issuable upon the exercise of each such USA Option outstanding immediately prior to the USA Effective Time, the grant date and termination date of each such USA Option, the exercise price per share of USA Common Stock with respect to each such USA Option, the total number of shares of USA Common Stock issuable upon the exercise of all USA Options outstanding immediately prior to the USA Effective Time and the amendment of all such USA Options as contemplated by Section 1.7(d) and (iii) the amount of the Broadcast.com Net Proceeds.

     1.8  Procedures to Exchange Stock Certificates.

     (a) Letter of Transmittal. Parent shall prepare a form of letter of transmittal for each of Capital, Host and USA, which forms shall be subject to the reasonable approval of Capital, Host and USA (collectively, the "Letters of Transmittal"), to be mailed by Parent to the record holders of Capital Stock, Host Stock and USA Stock, respectively, as of: (i) in the case of Capital, the second business day prior to the date of mailing of the Capital Information Statement; (ii) in the case of Host, the record date for the Host Stockholders Meeting and (iii) in the case of USA, the second business day prior to the date of mailing of the USA Information Statement. The Letters of Transmittal shall be used by each record holder to receive the Capital Common Stock Consideration, the Host Common Stock Consideration or the USA Common Stock Consideration, or any portion thereof, to which such record holder is entitled in the Mergers. Notwithstanding anything to the contrary contained herein, any holder of Capital Stock, Host Stock or USA Stock who fails to properly complete and return such holder's Letter of Transmittal will not be entitled to receive the merger consideration to which such holder is entitled in the Mergers until such time as he properly completes and returns his Letter of Transmittal. The determination of Parent shall be binding as to whether or not Letters of Transmittal have been properly completed and delivered pursuant to this Section 1.8.

     (b) Other Transfer Documentation. In addition to the Letters of Transmittal, each holder of shares of Capital Stock, Host Stock or USA Stock shall deliver to Parent or, if directed by Parent, the Paying Agent, as appropriate, such holder's certificate or certificates evidencing the shares of Capital Stock, Host Stock or USA Stock to be converted in the Mergers (or affidavit of lost stock certificate in form and substance reasonably satisfactory to Parent, in any event without the necessity of posting any bond with respect thereto), together with such other documents, instruments and certifications as may reasonably be requested by Parent in order to effect the conversion of such shares of Capital Stock, Host Stock or USA Stock in the Mergers.

     (c) Return of Stock Certificates. If the Mergers are abandoned or are otherwise not consummated for any reason, the certificate or certificates for the shares of Capital Stock, Host Stock or USA Stock accompanying any Letters of Transmittal shall be promptly returned to the stockholder submitting the same.

     (d) Appointment of Paying Agent. Immediately following the USA Effective Time, Parent shall deposit, or cause to be deposited, with a paying agent to be designated by Parent and reasonably acceptable to Capital, Host and USA (the "Paying Agent"):

          (i) for the benefit of the holders of shares of Capital Stock (other than the Capital Ineligible Shares and the Dissenting Shares), the aggregate Capital Common Stock Consideration into which the Capital Stock shall have been converted pursuant to Section 1.5;

          (ii) for the benefit of the holders of Host Stock (other than the Host Ineligible Shares and the Dissenting Shares), the aggregate Host Common Stock Consideration into which the Host Stock shall have been converted and, for the benefit of the Host Optionholders, the aggregate Host Cash Option Consideration into which the Host Options shall have been converted pursuant to Section 1.6; and

          (iii) for the benefit of the holders of USA Stock (other than the USA Ineligible Shares and the Dissenting Shares), the aggregate USA Merger Consideration into which the USA Stock shall have been converted and, for the benefit of the USA Optionholders, the aggregate USA Cash Option Consideration into which the USA Options shall have been converted pursuant to Section 1.7.

     Such deposits with the Paying Agent are hereinafter referred to as the "Payment Fund." In addition, if and to the extent Letters of Transmittal and stock certificates have been delivered to Parent pursuant to Section 1.8(b) or otherwise, Parent shall deposit the same with the Paying Agent. To the extent that Letters of Transmittal and stock certificates are delivered to the Capital Surviving Corporation, the Host Surviving Corporation or the USA Surviving Corporation after the USA Effective Time, such corporation shall deposit with the Paying Agent, for the benefit of the holders who delivered such Letters of Transmittal and stock certificates after the USA Effective Time, such stock certificates for exchange in accordance with this
Article I.

     (e) Exchange Procedures. Each holder of an outstanding certificate or certificates which previously represented shares of Capital Stock, Host Stock or USA Stock shall, upon surrender to the Paying Agent of such certificate or certificates (or affidavit of lost certificate in form and substance reasonably satisfactory to Parent, in any event without the necessity of posting any bond with respect thereto), together with a duly completed and executed Letter of Transmittal and such other documents as Parent may reasonably request, and acceptance thereof by the Paying Agent (to the extent the foregoing have not previously been surrendered pursuant to Section 1.8(b)), be entitled to receive, as soon as practicable after the USA Effective Time, the Capital Common Stock Consideration, the Host Common Stock Consideration or the USA Common Stock Consideration, which the aggregate number of shares of Capital Stock, Host Stock or USA Stock previously represented by such certificate or certificates so surrendered shall have been converted into the right to receive pursuant to Sections 1.5, 1.6 and 1.7, respectively. The Paying Agent shall accept such certificates and other documentation upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof. If the Capital Common Stock Consideration, the Host Common Stock Consideration or the USA Common Stock Consideration (or, in each case, any portion thereof) is to be delivered to any person other than the person in whose name the certificate or certificates representing the shares surrendered in exchange therefor is registered, it shall be a condition to such exchange that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Paying Agent any transfer or other taxes required by reason of the payment of such consideration to a person other than the registered holder of the certificate(s) surrendered, or shall establish to the satisfaction of the Paying Agent that such tax has been paid or is not applicable.

     After the Capital Effective Time, the Host Effective Time or the USA Effective Time, as applicable, there shall be no further transfer on the records of Capital, Host or USA or their respective transfer agents of certificates representing shares of Capital Stock, Host Stock or USA Stock, as applicable. If such certificates are presented to the Capital Surviving Corporation, the Host Surviving Corporation or the USA Surviving Corporation, they shall be canceled against delivery of the Capital Common Stock Consideration, the Host Common Stock Consideration or the USA Common Stock Consideration, as applicable, in each case as hereinabove provided. Until surrendered as contemplated by this
Section 1.8, each certificate representing shares of Capital Stock, Host Stock or USA Stock (other than certificates representing the Capital Ineligible Shares, the Host Ineligible Shares, the USA Ineligible Shares and the Dissenting Shares), shall be deemed at any time after the Capital Effective Time, the Host Effective Time or the USA Effective Time, as applicable, to represent only the right to receive upon such surrender the applicable Capital Common Stock Consideration, the Host Common Stock Consideration or the USA Common Stock Consideration, as the case may be, without any interest thereon, as contemplated by Sections 1.5, 1.6 and 1.7.

     As soon as practicable after the Closing, the Paying Agent shall distribute the Host Cash Option Consideration and the USA Cash Option Consideration to the Host Optionholders and the USA Optionholders, respectively, in accordance with the instructions of Parent based on the certificates required to be delivered by Host and USA pursuant to Sections 1.6 and 1.7.

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

     (f) No Further Ownership Rights in Capital Stock, Host Stock and USA Stock. The Capital Common Stock Consideration, the Host Common Stock Consideration and the USA Common Stock Consideration (or, in the case of Dissenting Shares, the cash payment therefor) paid upon the surrender for exchange of certificates representing shares of Capital Stock, Host Stock and USA Stock in accordance with the terms of this Section 1.8 shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares theretofore represented by such certificates, subject, however, to the obligation of the Capital Surviving Corporation, the Host Surviving Corporation or the USA Surviving Corporation (if any) to pay any dividends or make any other distributions with a record date prior to the Closing Date which may have been declared by Capital, Host or USA, as appropriate, on the shares of Capital Stock, Host Stock or USA Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Closing Date.

     (g) No Fractional Shares. Neither certificates nor scrip for fractional shares of Parent Common Stock will be issued in connection with the Mergers, but in lieu thereof each holder of shares of Capital Stock, Host Stock or USA Stock otherwise entitled to a fraction of a share of Parent Common Stock under Section 1.5, 1.6 or 1.7 shall be paid in cash in an amount equal to such fraction multiplied by the Closing Price. No such holder shall be entitled to dividends or other rights in respect of any such fractional interest. If more than one certificate for shares of Capital Stock, Host Stock or USA Stock shall be surrendered at one time for the account of the same stockholder, the number of full shares of Parent Common Stock for which certificates shall be exchanged pursuant to Section 1.8 shall be computed on the basis of the aggregate of the shares represented by the certificates so surrendered.

     (h) Termination of Payment Fund. Any portion of the Payment Fund relating to the Capital Stock, Host Stock, USA Stock, the Host Options, the USA Options and the Broadcast.com Net Proceeds which remains undistributed to the holders of certificates representing shares of Capital Stock, Host Stock and USA Stock and the Host Optionholders and USA Optionholders for 120 days after the Closing Date shall be delivered to Parent, upon demand. Thereafter, any holders of shares of Capital Stock, Host Stock or USA Stock who have not theretofore complied with this Section 1.8 shall look only to Parent and only as general creditors thereof for payment of their claims for any Capital Common Stock Consideration, Host Common Stock Consideration, USA Common Stock Consideration, the Host Cash Option Consideration or the USA Cash Option Consideration, as the case may be.

     (i) No Liability. None of the Capital Surviving Corporation, the Host Surviving Corporation, the USA Surviving Corporation, Parent or the Paying Agent or any of their respective directors, officers, employees, stockholders, incorporators or counsel shall be liable to any person in respect of any cash, shares, dividends or distributions payable from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing shares of Capital Stock, Host Stock or USA Stock shall not have been surrendered prior to five years after the Closing Date (or immediately prior to such earlier date on which any Capital Common Stock Consideration, Host Common Stock Consideration or USA Common Stock Consideration, as the case may be, in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity), any cash, shares, dividends or distributions payable in respect of such certificates shall, to the extent permitted by applicable law, become the property of the Capital Surviving Corporation, the Host

Surviving Corporation or the USA Surviving Corporation, as applicable, free and clear of all claims or interest of any person previously entitled thereto.

     1.9 Dissenting Shares. Notwithstanding anything to the contrary in this Agreement, shares of Capital Stock, Host Stock and USA Stock outstanding immediately prior to the Capital Effective Time, the Host Effective Time or the USA Effective Time, as applicable, and held by a holder who has not voted in favor of the Capital Merger, the Host Merger or the USA Merger, as applicable, or consented thereto and who properly demands in writing appraisal of such shares in accordance with Subtitle 13 of the Kentucky Code or Section 262 of the Delaware Code, as applicable, and who shall not have withdrawn such demand or otherwise have forfeited appraisal rights, shall not be converted into or represent the right to receive the appropriate merger consideration ("Dissenting Shares"). Such stockholders shall be entitled to receive payment of the fair or appraised value of such shares of Capital Stock, Host Stock or USA Stock, as the case may be, held by them in accordance with the provisions of Subtitle 13 of the Kentucky Code or Section 262 of the Delaware Code, as applicable, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under Subtitle 13 of the Kentucky Code or Section 262 of the Delaware Code, as applicable, shall thereupon be deemed to have been converted into, as of the Capital Effective Time, the Host Effective Time or the USA Effective Time, as applicable, the right to receive, without any interest thereon, the applicable merger consideration upon surrender, in the manner provided in Section 1.8, of the certificate or certificates that formerly represented such shares. Each of Capital, Host and USA shall give Parent and Bull Run prompt written notice of any demands for appraisal, withdrawals of such demands, and any other instruments served pursuant to the Kentucky Code or the Delaware Code and received by it, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Closing Date, none of Capital, Host or USA shall, except with the prior written consent of Parent, make any payments with respect to any demands for appraisal, or settle or offer to settle, any such demands.

                                   ARTICLE II

                     REPRESENTATIONS AND WARRANTIES OF HOST

     Host hereby makes the following representations and warranties to Parent and Bull Run, each of which shall be unaffected by any investigation heretofore or hereafter made by Parent or Bull Run or any notice to Parent or Bull Run other than in the schedules to this Agreement relating to Host:

     2.1 Organization, Standing and Power. Each of Host and its Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as presently being conducted. Each of Host and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to Host.

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

     2.2  Authority; Noncontravention; Consents and Approvals.

     (a) Host has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Host and the consummation by Host of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Host, subject only to the approval of the Host Merger by a majority of the outstanding shares of Host Common Stock and a majority of the outstanding shares of Host Preferred Stock in accordance with the Kentucky Code and the Amended and Restated Articles of Incorporation, as amended, of Host (the "Host Stockholder Approval"). This Agreement has been duly executed and delivered by Host and, assuming this Agreement constitutes the valid and binding agreement of each of the other parties hereto, constitutes a valid and binding obligation of Host, enforceable against it in accordance with its terms, except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditor's rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

     (b) Except as set forth in Schedule 2.2(b) and subject to the Host Stockholder Approval, none of the execution and delivery of this Agreement by Host, the performance by Host of its obligations hereunder, or the consummation by Host of the Host Merger will (i) violate, conflict with or result in any breach of any provision of certificates of incorporation or bylaws (or similar documents) of Host or any of its Subsidiaries, (ii) violate, conflict with or result in a violation or breach of, constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or require the consent of any other party to, or result in the acceleration of, or entitle any party to accelerate (whether as a result of a change in control of Host or any or its Subsidiaries or otherwise) any material obligation, or result in the loss of any material benefit, or give rise to the creation of any Lien upon any of the properties or assets of Host or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material Contract to which Host or any of its Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected, or (iii) violate any order, writ, judgment, injunction, decree, statute, law, rule or regulation, of any Governmental Entity applicable to Host or any of its Subsidiaries or any of their respective properties or assets.

     (c) No material consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any Governmental Entity is required by or with respect to Host or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Host, or the consummation by Host of the Host Merger except for: (i) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of the applicable waiting period thereunder; (ii) the filing of articles of merger with the Kentucky Secretary of State and appropriate documents with the relevant authorities of other states in which Host does business; (iii) such filings and approvals as may be required by any federal or state securities laws; and (iv) such filings and consents as are set forth on Schedule 2.2(c) hereof.

     2.3 State Takeover Statutes. The Board of Directors of Host has approved the terms of this Agreement and the consummation of the transactions contemplated by this Agreement in accordance with the Kentucky Code and the Host Charter, and such approval is sufficient to render inapplicable to the Host Merger and the other transactions

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contemplated by this Agreement the provisions of Section 271B.12-210 of the
Kentucky Code.

     2.4 Capital Structure. As of the date of this Agreement, the authorized capital stock of Host consists of (i) 1,500,000 shares of Host Common Stock, of which 927,783 shares are issued and outstanding and (ii) 80,000 shares of Host Preferred Stock, of which 37,500 shares are issued and outstanding. As of the date of this Agreement, 270,000 shares of Host Common Stock are reserved for issuance pursuant to outstanding class A options (the "Host A Options") and class B options (the "Host B Options" and, together with the Host A Options, the "Host Options") to purchase Host Common Stock and no shares of Host Common Stock are held as treasury shares by Host or by any Subsidiary of Host and no shares of Host Preferred Stock were held as treasury shares by Host or by any Subsidiary of Host. Schedule 2.4 sets forth a true and complete list of the record owners of all classes of Host's capital stock and Host Options as of the date of this Agreement. Each outstanding share of capital stock of Host is duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights and, to Host's knowledge, each issued and outstanding share of capital stock of Host issued in the past five years was not issued in violation of any federal or state securities laws. Except for the Host Options and except as set forth on Schedule 2.4, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type obligating Host to issue any additional shares of capital stock or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of capital stock of Host.

     2.5  Subsidiaries.

     (a)  Schedule 2.5(a) sets forth (i) the name of each Subsidiary of Host,
(ii) the name of each corporation, partnership, joint venture or other entity (other than Subsidiaries of Host) in which Host has, or has the right to acquire, an equity or other ownership interest and (iii) the capitalization of the foregoing and the percentage of equity or other ownership interests therein held by Host or by any of its Subsidiaries.

     (b) All of the outstanding shares of capital stock of each corporate Subsidiary of Host have been duly authorized and validly issued, are fully paid and non-assessable, and have not been issued in violation of any preemptive rights or federal or state securities law. The stock or other ownership interest of each Subsidiary of Host shown to be owned by Host or a Subsidiary of Host on
Schedule 2.5(a) is owned by Host or such Subsidiary of record and beneficially free and clear of any Liens.

     (c) Except as set forth on Schedule 2.5(c), there are no options, warrants, calls, subscriptions, conversion or other rights, agreements or commitments obligating any of the Subsidiaries of Host to issue any additional shares of capital stock or other ownership interests of such Subsidiary or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of such capital stock or other ownership interests or obligating Host or any of its Subsidiaries to transfer any of their respective shares of capital stock or other ownership interests of any such Subsidiary.

     2.6 Financial Statements. Host has delivered to Parent and Bull Run true and complete copies of (a) the audited consolidated balance sheets of Host at June 30, 1998, 1997 and 1996 and the related consolidated statements of income, cash flow and changes in shareholders' equity for the fiscal years then ended, and the notes thereto, accompanied by the reports thereon of the applicable firm of independent public accountants; and (b) unaudited consolidated balance sheets of Host at December 31, 1998 and related

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consolidated statements of income and cash flow for the periods then ended, all of which have been prepared in accordance with GAAP, except that the unaudited statements are subject to normal year end adjustments which will not be material in the aggregate. Such balance sheets, including the related notes, fairly present the financial position, assets and Liabilities of Host and its consolidated Subsidiaries at the dates indicated and such statements of income, cash flow and changes in shareholders' equity fairly present the results of operations, cash flow and changes in shareholders' equity of Host and its consolidated Subsidiaries for the periods indicated. References in this Agreement to the "Host Interim Balance Sheet" mean the consolidated balance sheet as of December 31, 1998 referred to above; and references in this Agreement to the "Host Interim Balance Sheet Date," shall be deemed to refer to December 31, 1998. To Host's knowledge, except as set forth on Schedule 2.6, the accounts receivable set forth on the Host Interim Balance Sheet or arising since the date thereof are valid and genuine; have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; are not subject to valid defenses, set-offs or counterclaims; and are collectible within 90 days after billing at the full recorded amount thereof subject, in the case of accounts receivable appearing on the Host Interim Balance Sheet, to the allowance for collection losses reflected on the Host Interim Balance Sheet and, in the case of accounts receivable arising subsequent to the Host Interim Balance Sheet Date, to an allowance for collection losses consistent (determined based upon the percentage that such allowance bears to the total accounts receivable as of the applicable date) with that reflected on the Host Interim Balance Sheet. The allowance for collection losses reflected on the Host Interim Balance Sheet has been determined in accordance with GAAP consistent with past practice.

     2.7 Absence of Undisclosed Liabilities. Except for matters relating to the transactions contemplated by this Agreement, neither Host nor any of its Subsidiaries has any Liabilities or obligations except: (i) those Liabilities or obligations set forth on the Host Interim Balance Sheet and not heretofore paid or discharged; (ii) Liabilities arising in the ordinary course of business under any Contract specifically disclosed in the schedules to this Agreement relating to Host or not required to be disclosed because of the term or amount involved; and (iii) those Liabilities or obligations incurred, consistently with past business practice, in or as a result of the normal and ordinary course of business since the Host Interim Balance Sheet Date.

     2.8 Books of Account. Except as set forth on Schedule 2.8, the books and records of Host and its Subsidiaries accurately and fairly reflect, in reasonable detail and in all material respects, the transactions and the assets and liabilities of Host and its Subsidiaries with respect to their businesses and operations. Neither Host nor any of its Subsidiaries has engaged in any material transaction with respect to its business or operations, maintained any bank account or used any material amount of funds of Host or any of its Subsidiaries in the conduct of its business or operations except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of Host and its Subsidiaries.

     2.9 Absence of Certain Changes or Events. Since the Host Interim Balance Sheet Date, except as set forth on Schedule 2.9, (i) the business of Host and its Subsidiaries has been carried on only in the ordinary and usual course and no event or events has or have occurred that, either individually or in the aggregate, has had, or reasonably could be expected to have, a Material Adverse Effect with respect to Host, (ii) neither Host nor any of its Subsidiaries has suffered an extraordinary loss or casualty, whether or not covered by insurance, and (iii) none of the events or actions which Host and its

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

Subsidiaries are prohibited from taking pursuant to Section 6.1 have occurred or been taken.

     2.10  Contracts and Commitments.

     (a) Except as described on Schedule 2.10(a) and except for Contracts which can be canceled on 90 days or less notice without penalty, neither Host nor any of its Subsidiaries is a party to any:

          (i) Contract for the future purchase or sale of, or payment for, supplies or products, or for the performance of services involving in any one case more than $125,000 in value;

          (ii) Contract under which Host or any of its Subsidiaries is either lessor or lessee of real property or Contract under which Host or any of its Subsidiaries is either lessor or lessee of personal property providing for annual payments of $125,000 or more;

          (iii) note, debenture, bond, equipment trust agreement, letter of credit agreement, loan agreement or other contract or commitment for the borrowing or lending of money or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any other person;

          (iv) Contract for any capital expenditure or leasehold improvement involving more than $125,000 in value;

          (v) Contract limiting or restraining Host, any of its Subsidiaries or any successor thereto from engaging or competing in any manner or in any business;

          (vi) advertising, distribution, dealer, representative or sales agency Contract involving more than $125,000 in value;

          (vii) any Contract granting to any person a power of attorney with respect to Host, its Subsidiaries or their respective businesses;

          (viii) employment, consulting, severance, or other similar Contract with any present or former employee, director, agent, consultant, or similar representative providing for annual payments in excess of $100,000, excluding commissions;

          (ix) Contract relating to or involving the barter or exchange of goods, services, equipment, or other assets involving more than $125,000 in value;

          (x)  collective bargaining agreement with any labor union;

          (xi) Contract relating to cleanup, abatement or other environmental actions;

          (xii) Contract (other than employment and related Contracts required to be disclosed pursuant to clause (viii) above) with any officer or director of Host or any of its Subsidiaries, or Contract with any Affiliate of Host;

          (xiii) Contract which relates in whole or in part to any Host Intellectual Property involving more than $125,000 in value;

          (xiv) licensing, rights, sponsorship or other similar Contract involving more than $125,000 in value; or

          (xv)  material Contract not made in the ordinary course of business.

     (b) Host has made available, or will make available, to Parent and Bull Run true and correct copies of all of the Contracts required to be listed on
Schedule 2.10(a), along

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with all amendments, supplements and modifications thereof. To Host's knowledge, each Contract listed or required to be listed on Schedule 2.10(a) is valid and enforceable with respect to Host in accordance with its terms; Host and its Subsidiaries are, and all other parties thereto are, in material compliance with the provisions thereof; Host and its Subsidiaries are not and, no other party thereto is, in default in the performance, observance or fulfillment of any obligation, covenant or condition contained therein; and, to Host's knowledge, no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder.

     2.11 Title to Assets. Except as set forth on Schedule 2.11, Host and each of its Subsidiaries has, good, valid and indefeasible title to the assets owned by it free and clear of all title defects or objections, mortgages, liens, claims, charges, pledges, or other encumbrances of any nature whatsoever, including without limitation, Liens, other than (a) those reflected or reserved against in the Host Interim Balance Sheet, (b) Liens for Taxes, assessments and other governmental charges which are not due and payable or which may thereafter be paid without penalty and (c) mechanics', carriers', workmen's, repairmen's and other similar Liens arising or incurred in the ordinary course of business consistent with past practice. (The items referred to in the exceptions to the immediately preceding sentence are hereinafter referred to as "Host Permitted Liens.") There are no existing agreements with, options or rights of, or commitments to, any person to acquire any of the assets of Host or any of its Subsidiaries or any interest therein, except for sales in the ordinary course of business consistent with past practices.

     2.12 Condition of Assets. All the assets owned or used by Host (other than assets used by Host pursuant to a lease or other arrangement with the duration of less than 30 days) or any of its Subsidiaries are in good operating condition and repair, subject to normal wear and tear and normal maintenance, are usable in the regular and ordinary course of business and conform to all applicable laws, ordinances, codes, rules and regulations, and Permits (as hereinafter defined) relating to their construction, use and operation. Such assets constitute all assets and rights necessary for the business and operations of Host and its Subsidiaries as currently conducted. No person other than Host or its Subsidiaries owns any tangible assets or properties necessary for the business and operations of Host and its Subsidiaries, except for items leased pursuant to Contracts disclosed on Schedule 2.10(a) or not required to be disclosed therein because of the amount thereof.

     2.13  Real Property.

     (a) Schedule 2.13(a) sets forth all of the real property owned in fee by Host or any of its Subsidiaries (such owned property, together with real property leased pursuant to contracts required to be listed on Schedule 2.10(a) being hereinafter referred to as the "Host Real Property"). Each of Host or its Subsidiaries has good, insurable and marketable fee simple title to each parcel of real property and the improvements thereon owned by it free and clear of all Liens (other than Host Permitted Liens). Host has delivered to Parent true and complete copies of (i) each title policy, if any, insuring that Host or a Subsidiary of Host, as applicable, is the fee owner of each parcel of real property owned by Host or any of its Subsidiaries and (ii) the recorded deed by which Host or a Subsidiary of Host acquired title to any parcel of real property owned by Host or one of its Subsidiaries. Each leasehold interest created under Contracts required to be listed on Schedule 2.10(a) is free and clear of all Liens, except Host Permitted Liens.

     (b) Neither Host nor any of its Subsidiaries has received, or been informed in writing of the receipt of, any written notice that there is, and to Host's knowledge, there

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

does not exist, any material violation of a condition or agreement contained in any easement, restrictive covenant or any similar instrument or agreement affecting any of the Host Real Property or any portion thereof.

     (c) Neither Host nor any of its Subsidiaries has received notice from any utility company or municipality of any discontinuation of presently available or otherwise necessary sewer, water, electric, gas, telephone or other utilities or services for any of the Host Real Property or of any fact or condition which would otherwise lead to discontinuance.

     (d) Neither Host nor any of its Subsidiaries has received notice of any violation of any applicable building, zoning, land use or other similar statues, laws, ordinances, regulation, Permits or other requirement. Neither Host nor any of its Subsidiaries has received notice of any pending or contemplated rezoning, condemnation or other proceeding affecting the Host Real Property.

     2.14 Intellectual Property. Except for Intellectual Property licensed pursuant to Contracts disclosed on Schedule 2.10(a) or not required to be disclosed therein because of the amount involved, Host and its Subsidiaries, to Host's knowledge, own the entire right, title and interest in and to all Intellectual Property owned or used by them in the conduct of their business and operations (the "Host Intellectual Property") free and clear of all Liens. Neither Host nor any of its Subsidiaries is under any obligation to pay royalties or similar payments in connection with any license, except pursuant to the licensing agreements disclosed on Schedule 2.10(a) or not required to be disclosed therein. There are no pending, or to the knowledge of Host, threatened actions affecting the Host Intellectual Property. To Host's knowledge, the Host Intellectual Property is valid, subsisting, unexpired, in proper form and enforceable and all renewal fees and other maintenance fees which have fallen due have been paid. To the knowledge of Host, there are no conflicts with or infringements of any Host Intellectual Property by any third party and, to the knowledge of Host, none of the Host Intellectual Property conflicts with or infringes upon any proprietary right of any third party.

     2.15  Environmental, Health and Safety Matters.

     (a)  Except as set forth on Schedule 2.15:

          (i) the assets and operations of Host and its Subsidiaries (including all Host Real Property) have been and are in compliance in all material respects with all Environmental Laws;

          (ii) (x) to Host's knowledge, each of Host and its Subsidiaries has obtained and currently maintains all Environmental Permits required for its operations and is in compliance with all the terms of such Environmental Permits, (y) there are no judicial or administrative actions, proceedings or investigations pending against Host or its Subsidiaries or, to the knowledge of Host, threatened to revoke such Environmental Permits, and (z) to Host's knowledge, neither Host nor any of its Subsidiaries has received any written notice from any Governmental Entity or written notice from any person to the effect that there is lacking any Environmental Permit required for the current use or operation of any property owned, operated or leased by any of Host or its Subsidiaries, except in the case of each of the matters specified in clauses (x), (y) and (z) as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to Host;

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

          (iii) there are no judicial or administrative actions, proceedings, or investigations pending or, to the knowledge of Host, threatened against any Host or any of its Subsidiaries alleging the violation of, or liability pursuant to, any Environmental Law or Environmental Permit;

          (iv) neither Host nor any of its Subsidiaries nor, to Host's knowledge, any predecessor thereof, has filed any notice under any Environmental Law indicating past or present treatment, storage, or disposal of or reporting a Release or threatened Release of Hazardous Material into the environment;

          (v) neither Host nor any of its Subsidiaries nor, to Host's knowledge, any of their past or current facilities and operations or any predecessor of Host or any of its Subsidiaries for which Host has liability, is subject to any outstanding Claims or any agreement with any Governmental Entity or other person, or to any governmental investigation respecting (x) Environmental Laws or (y) the Release or threatened Release of any Hazardous Material and, to the knowledge of Host, no facts, circumstances or conditions exist which could give rise to such Claims against Host or any of its Subsidiaries;

          (vi) to Host's knowledge, all the Host Real Property, all real property formerly owned, operated, or leased by Host or any of its Subsidiaries or any predecessor thereof for which Host has liability and, to Host's knowledge without any independent investigation, all property adjacent to the Host Real Property, is free of contamination by or from any Hazardous Materials at concentrations that are not in compliance with Environmental Laws and Environmental Permits, except for such as could not reasonably be expected to have a Material Adverse Effect with respect to Host;

          (vii) to Host's knowledge, there is not now, nor has there been in the past, on, in, or under the Host Real Property or any real property formerly owned, leased or operated by Host or any of its Subsidiaries, or any predecessor thereof for which Host has liability (v) any underground storage tanks, (w) above-ground storage tanks, dikes or impoundments containing Hazardous Materials, (x) any asbestos or asbestos-containing materials, (y) any polychlorinated biphenyls or (z) any radioactive substances (other than insignificant amounts that are naturally occurring); and

          (viii) to Host's knowledge, no real property currently or formerly, owned, operated or leased by Host or any of its Subsidiaries is listed or has been proposed for listing on the National Priorities List, the Comprehensive Environmental Response Compensation and Liability and Information System or any analogous state lists,

     (b) Host has made available, or will make available, to Bull Run and Parent true and complete copies of all environmental, health or safety assessments, audits, investigations, analyses or similar reports relating to Host, any of its Subsidiaries or the Host Real Property that are in the possession, custody or control of Host.

     2.16 Insurance. To Host's knowledge, Host and its Subsidiaries have insurance policies in full force and effect insuring against risks and liabilities customary in their industry and sufficient for compliance with all applicable laws, statutes, rules and regulations and with requirements of Contracts to which they are a party. To Host's knowledge, no event has occurred which can reasonably be expected to result in a material retroactive upward adjustment in premiums under any such insurance policies or which is likely to result in a prospective material upward adjustment in such premiums. To Host's knowledge, no threat has been made to cancel any such insurance policy and all such insurance will remain in full force and effect with respect to periods before the Closing.

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

     2.17  Personnel Information.

     (a) None of Host or any of its Subsidiaries is a party to or bound by any employment, consulting, collective bargaining or other labor agreement except as set forth on Schedule 2.10(a).

     (b) None of Host or any of its Subsidiaries has agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any of their employees. Host has no knowledge of any organizational effort currently being made or threatened, or occurring within the past two years, by or on behalf of any labor union with respect to employees of Host or any of its Subsidiaries.

     (c) To Host's knowledge, Host and each of its Subsidiaries, (i) except as set forth on Schedule 2.17(c), is and has been in compliance for the past five years with all applicable laws regarding employment and employment practices, including without limitation, laws relating to terms and conditions of employment, wages and hours, occupational safety and health and workers' compensation and is not engaged in any unfair labor practices, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect with respect to Host, (ii) has no unfair labor practice charges or complaints pending or threatened against it before the National Labor Relations Board, (iii) has no grievances pending or threatened against it, and (iv) has no charges pending before the Equal Employment Opportunity Commission of any state or local agency responsible for the prevention of unlawful employment practices.

     (d) No employee or former employee has made or asserted or, to Host's knowledge, threatened to make or assert, any claim or cause of action against any of Host or its Subsidiaries or any officer, director, employee or agent of Host or any of its Subsidiaries that has not been finally resolved, settled, satisfied, waived, released, dismissed or the subject of a final judgment, except as disclosed in Schedule 2.19.

     2.18  Employee Benefit Plans.

     (a) All "employee benefit plans," as defined by Section 3(3) of ERISA, and all bonus or other incentive compensation, stock option, stock purchase, stock appreciation, deferred compensation, salary continuation, severance, disability, section 125 cafeteria, company car, club membership, educational assistance plan, pension, compensation, fringe benefit, insurance, post-retirement, accident, sick, vacation, welfare, health, life individual employment, consulting, retention, commission, change in control, noncompetition and any other plan, agreement, policy or arrangement as to which Host or any of its Subsidiaries or any entity that would be deemed a "single employer" with Host or any of its Subsidiaries under Section 414(b), (c), (m), (n) or (o) of the Code or Section 4001 of ERISA (a "Host ERISA Affiliate") has, or has had within the past six years, any obligation or liability, contingent or otherwise (the "Host Employee Plans") are listed on Schedule 2.18(a). No Host Employee Plan constitutes a "multiemployer plan" as defined in Section 4001(a)(3) or 3(37) of ERISA or Section 414(f) of the Code or a plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

     (b) A complete and correct copy of each of the following documents relating to each Host Employee Plan has been provided, or will be provided, to Parent and Bull Run, if applicable: (i) plan document and any amendments, supplements or modifications thereto; (ii) most recent summary plan description;
(iii) most recent actuarial report; (iv) most recent trust agreement or insurance policy; (v) most recent Form 5500; and (vi) most recent IRS determination letter.

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

     (c) Each Host Employee Plan intended to qualify under Section 401 of the Code (as hereinafter defined) has received a favorable determination letter from the IRS under Rev. Rul. 93-39 or its progeny that such Host Employee Plan is so qualified and any trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code and, to Host's knowledge, nothing has occurred or is reasonably expected to occur that could adversely affect such qualified status or revoke such determination letter. Except as set forth on
Schedule 2.18(c), for each of the last six years, each Host Employee Plan and Host and its Subsidiaries have complied in all material respects with applicable laws, including, without limitation, ERISA and the Code, and Host, each Host ERISA Affiliate and its Subsidiaries do not have any liability (contingent or otherwise) on account of a non-exempt "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code.

     (d) Except as set forth in Schedule 2.18(d), all contributions required by law or by the terms of any Host Employee Plan with respect to all periods through the Closing Date shall have been made prior to the Closing Date (or a pro rata basis where such payments are otherwise discretionary at year end) or provided for by Host or its financial statements (by full accruals as if all targets required by each Host Employee Plan has been or will be met at maximum levels) to have been made under such Host Employee Plan.

     (e) To Host's knowledge, none of the Host Employee Plans subject to Title IV of ERISA has been terminated or had a reportable event (as defined in Section 4043(b) of ERISA and for which the 30-day notice requirement has not been waived by the regulations thereunder) occur.

     (f) No claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to Host's knowledge, anticipated against the Host Employee Plans (other than non-material routine claims for benefits and appeal of such claims), any trustee or fiduciary thereof, Host, any of its Subsidiaries or Host ERISA Affiliates, any director, officer or employee thereof or any of the assets of any trust of the Host Employee Plans. Host has not received notification that an audit or investigation of any Host Employee Plan is pending or ongoing by the IRS or any other Governmental Entity.

     (g) With respect to each Host Employee Plan that is funded mostly or partially through an insurance policy, none of Host, any of its Subsidiaries or any of the Host ERISA Affiliates has any liabilities in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring before the Closing Date.

     (h) Except to the extent set forth on Schedule 2.18(h), the consummation of the transactions contemplated by this Agreement will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, director or shareholder of Host or any of its Subsidiaries (whether current or former) or their beneficiaries solely by reason of such transactions. Neither Host nor any of its Subsidiaries maintains, contributes to or in any way provides for any benefits of any kind whatsoever (other than under Section 4980B of the Code, the Federal Social Security Act or a plan qualified under Section 401(a) of the Code) to any current or future retiree or terminee. None of Host, any of its Subsidiaries, any Host ERISA Affiliate, or any officer or employee thereof, has made any promises or commitments, whether legally binding or not, to create any additional plan, agreement or arrangement, or to modify or change any existing Host Employee Plan. Other than routine price increases by service providers, no event, condition or circumstance exists that could result in an increase of the benefits provided under any Host Employee Plan or the expense of maintaining any Host Employee Plan from the level of benefits or expense incurred for the most recent fiscal year ended before the Closing Date. Except as set forth on the Host Financial Statements, none of Host, any of its Subsidiaries or any of the Host ERISA Affiliates has any unfunded liabilities pursuant to any Host Employee Plan that is not intended to be qualified under Section 401(a) of the Code. No event, condition or circumstance exists that would prevent the amendment or termination of any Host Employee Plan.

     2.19 Litigation: Decrees. There are no judicial or administrative actions, proceedings or, to Host's knowledge, investigations pending or, to Host's knowledge, threatened, that question the validity of this Agreement or any action taken or to be taken by Host in connection with this Agreement. Except as disclosed on Schedule 2.19, there are no (i) lawsuits, claims, administrative or other proceedings or, to Host's knowledge, investigations pending or, to Host's knowledge, threatened by, against or affecting Host or any of its Subsidiaries or (ii) judgments, orders or decrees of any Governmental Entity binding on Host or any of its Subsidiaries or any of their respective assets, except in each case for those which could not reasonably be expected to have a Material Adverse Effect with respect to Host.

     2.20 Compliance with Law: Permits. To Host's knowledge, Host and each of its Subsidiaries has complied with each law, statute, rule, regulation, judgment, order and decree of any Governmental Entity to which it or its business, operations, assets or properties is subject, and none of Host or any of its Subsidiaries is currently in violation of any of the foregoing (other than laws, statutes, rules, regulations, judgments, orders and decrees which are otherwise expressly referenced in or otherwise the subject of any other representation or warranty made by Host herein), except for instances of noncompliance which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Host; and, except for foreign qualifications which are the subject of the second sentence of Section 2.1, each of Host and its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits which are in any manner necessary for it to conduct its business as now or previously conducted or for the ownership and use of its assets. To Host's knowledge, none of Host or any of its Subsidiaries is in default, nor has it received any notice of any claim of default, with respect to any Permits, all Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine filing fees, and none of such Permits will be adversely affected by consummation of the transactions contemplated hereby, except in each case where such has not had and could not reasonably be expected to have a Material Adverse Effect with respect to Host.

     2.21  Taxes.  Except as disclosed on Schedule 2.21:

          (a) All income, franchise and material other Tax Returns required to be filed by or with respect to Host and its Subsidiaries have been filed when due in a timely manner, and all such Tax Returns are true, correct and complete in all material respects, except in the case of state and local Tax Returns where the failure to so file has not resulted in or could not reasonably be expected to result in the payment of Taxes or damages, costs, fines, penalties or other expenses (out-of-pocket or otherwise) which exceed $500,000. Each of Host and its Subsidiaries has paid all income, franchise and material other Taxes that are due from or with respect to it, except in the case of state and local income, franchise and material other Taxes those

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     where the failure to so pay has not resulted in or could not reasonably be expected to result in the payment of Taxes or damages, costs, fines, penalties or other expenses (out-of-pocket or otherwise) which exceed $500,000. With respect to any period for which Taxes are not yet due, each of Host and its Subsidiaries has made sufficient current accruals for all such Taxes in its financial statements (including the Host Interim Balance Sheet). Host and its Subsidiaries have made all required estimated Tax payments sufficient to avoid any material underpayment penalties. Host and its Subsidiaries have withheld and paid all Taxes required by all applicable laws to be withheld or paid in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party, except in the case where the failure so to withhold and pay has not resulted in or could not reasonably be expected to result in the payment of a material amount of Taxes.

          (b) There are no outstanding agreements, waivers, or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to Host or its Subsidiaries for any taxable period. No audit or other proceeding by any court, governmental or regulatory authority, or similar person is pending or, to the knowledge of Host, threatened in regard to any Taxes due from or with respect to Host or its Subsidiaries or any Tax Return filed by or with respect to Host or its Subsidiaries. No assessment of Taxes is proposed by any taxing authority against Host or its Subsidiaries or any of their assets. No claim has been made by a taxing authority in a jurisdiction where Host or any of its Subsidiaries does not currently file Tax Returns that any of them is or may be subject to taxation by that jurisdiction. Host has made available to Parent and Bull Run for the last three (3) taxable years all income, franchise and material other Tax Returns, including any amendments thereto. Host made available to Parent and Bull Run copies of all examination reports and statements of Taxes due with respect to any examinations listed on Schedule 2.21. There are no Liens for any Tax on the assets of Host.

          (c) Host and its Subsidiaries have not agreed to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any changes in any accounting method of Host or any of its Subsidiaries, nor has the Internal Revenue Service proposed any such change in accounting method.

          (d) None of Host or its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing agreement, Tax allocation or any other similar contract.

          (e) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Host or its Subsidiaries by reason of Sections 280G or 162(m) of the Code.

          (f) Host is not and during the five preceding years has not been a United States real property holding corporation (as defined in section 897(c)(2) of the Code).

          (g) There are no deferred gains with respect to intercompany transactions for purposes of Treasury Regulation Section 1.1502-13 (and any predecessor regulation) with respect to Host or its Subsidiaries; and there is no excess loss account with

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

     respect to the stock of any of Host's Subsidiaries for purposes of Treasury Regulation Section 1.1502-19.

          (h) Host has not at any time been a member of any affiliated, consolidated, combined, unitary or similar group of corporations, except with respect to the group for which it is currently the common parent corporation. There are no Tax rulings, requests for rulings or closing agreements relating to Host which could affect Host's liability for Taxes after the effective date of the Host Merger. All Tax Returns filed by, or with respect to, Host for tax years through the tax year ended June 30, 1995 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions and waivers, has expired. There is not any agreement or consent made under Section 341(f) of the Code affecting Host. None of the assets owned or used by Host or any of its Subsidiaries constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of Section 168 of the Code. None of such assets is subject to a safe-harbor lease under Section 168 of the Code or other lease or arrangement which is not a "true" lease for Federal income tax purposes, and no event has occurred that would require indemnification by Host or any of its Subsidiaries of any tax lessor under any such safe-harbor lease agreement.

          (i) Notwithstanding the foregoing, the representations and warranties contained in this Section 2.21 relating to the Subsidiaries of Host listed on Schedule 2.21 hereof shall be deemed to have been made to the knowledge of Host.

     2.22 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out by Host directly with Bull Run and Parent without the intervention of any person engaged by Host (pursuant to a written agreement) in such a manner as to give rise to any valid claim by any person against Capital, Host, USA, Bull Run, Parent, the Capital Surviving Corporation, the Host Surviving Corporation, the USA Surviving Corporation or any Subsidiary of any of them for a finder's fee, brokerage commission, or similar payment.

     2.23 Certain Business Practices and Regulations: Potential Conflicts of Interest.

     (a) None of Host, its Subsidiaries or any directors, officers, agents or employees of Host or its Subsidiaries has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment, except in each case which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to Host.

     (b) Except as disclosed on Schedule 2.23(b), to Host's knowledge, none of the stockholders, officers or directors of Host or its Subsidiaries or any entity controlled by any of the foregoing (i) owns, directly or indirectly, any significant interest in, or is a director, officer, employee, consultant or agent of, any person which is a lessor, lessee or customer of, or supplier of goods or services to, Host or its Subsidiaries, (ii) owns, directly or indirectly, in whole or in part, any real property, leasehold interests or other property with a fair market value of at least $25,000 in the aggregate the use of which is necessary for the business of Host and its Subsidiaries, (iii) has any cause of action or other suit, action or claim whatsoever against, or owes any amount to either Host or its Subsidiaries other than claims in the ordinary course of business, (iv) has sold to, or purchased from, either

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

Host or any of its Subsidiaries any assets or property for aggregate consideration in excess of $25,000 since January 1, 1995, or (v) is a party to any contract or participates in any arrangement, written or oral, pursuant to which Host or any of its Subsidiaries provides services of any nature to any such individual or entity, except to such individual in his capacity as an employee of Host or its Subsidiaries.

     2.24 Board Recommendation. The Board of Directors of Host, at a meeting duly called and held, has by the requisite vote of such Board of Directors (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the stockholders of Host and has approved the same and (ii) resolved to recommend that the stockholders of Host approve this Agreement and the transactions contemplated hereby.

                                  ARTICLE III

                     REPRESENTATIONS AND WARRANTIES OF USA

     USA hereby makes the following representations and warranties to Parent and Bull Run, each of which shall be unaffected by any investigation heretofore or hereafter made by Parent or Bull Run or any notice to Parent or Bull Run other than in the schedules to this Agreement relating to USA:

     3.1 Organization, Standing and Power. Each of USA and its Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as presently being conducted. Each of USA and its Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to USA.

     3.2  Authority; Noncontravention; Consents and Approvals.

     (a) USA has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by USA and the consummation by USA of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of USA, subject only to the approval of the USA Merger by at least 75% of the outstanding shares of USA Common Stock and USA Preferred Stock (voting together as a single class), and the unanimous consent of the USA Preferred Stock (voting as a separate class), in each case in accordance with the Delaware Code and the Amended and Restated Certificate of Incorporation of USA, as amended (the "USA Stockholder Approval"). This Agreement has been duly executed and delivered by USA and, assuming this Agreement constitutes the valid and binding agreement of each of the other parties hereto, constitutes a valid and binding obligation of USA, enforceable against it in accordance with its terms, except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditor's rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

     (b) Except as set forth in Schedule 3.2(b) and subject to the USA Stockholder Approval, none of the execution and delivery of this Agreement by USA, the performance by USA of its obligations hereunder, or the consummation by USA of the USA Merger
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

will (i) violate, conflict with or result in any breach of any provision of the certificate of incorporation or bylaws (or similar documents) of USA or any of its Subsidiaries, (ii) violate, conflict with or result in a violation or breach of, constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or require the consent of any other party to, or result in the acceleration of, or entitle any party to accelerate (whether as a result of a change in control of USA or any or its Subsidiaries or otherwise) any material obligation, or result in the loss of any material benefit, or give rise to the creation of any Lien upon any of the properties or assets of USA or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material Contract to which USA or any of its Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected, or (iii) violate any order, writ, judgment, injunction, decree, statute, law, rule or regulation, of any Governmental Entity applicable to USA or any of its Subsidiaries or any of their respective properties or assets,

     (c) No material consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any Governmental Entity is required by or with respect to USA or any of its Subsidiaries in connection with the execution and delivery of this Agreement by USA, or the consummation by USA of the USA Merger except for: (i) the filing of a pre-merger notification and report form under the HSR Act, and the expiration or termination of the applicable waiting period thereunder; (ii) the filing of a certificate of merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which USA does business; and (iii) such filings and approvals as may be required by any federal or state securities laws.

     3.3 State Takeover Statutes. The Board of Directors of USA have approved the terms of this Agreement and the consummation of the transactions contemplated by this Agreement in accordance with the Delaware Code and the USA Charter, and such approval is sufficient to render inapplicable to the USA Merger and the other transactions contemplated by this Agreement the provisions of Section 203 of the Delaware Code.

     3.4 Capital Structure. As of the date of this Agreement, the authorized capital stock of USA consists of (i) 10,000 shares of USA Common Stock, of which 1,640.5 shares are issued and outstanding and (ii) 600 shares of USA Preferred Stock, of which 490 shares are issued and outstanding. As of the date of this Agreement, 168 shares of USA Common Stock are reserved for issuance pursuant to outstanding class A options (the "USA A Options") and class B options (the "USA B Options" and, together with the USA A Options, the "USA Options") to purchase USA Common Stock, and no shares of USA Common Stock are held as treasury shares by USA or by any Subsidiary of USA and no shares of USA Preferred Stock were held as treasury shares by USA or by any Subsidiary of USA. Schedule 3.4 sets forth a true and complete list of the record owners of all classes of USA's capital stock and USA Options as of the date of this Agreement. Each outstanding share of capital stock of USA is duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights and, to USA's knowledge, each issued and outstanding share of capital stock of USA issued in the past five years was not issued in violation of any federal or state securities laws. Except for the USA Preferred Stock and the USA Options, there are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type obligating USA to issue any additional shares of capital stock or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of capital stock of USA.

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

     3.5  Subsidiaries.

     (a)  Schedule 3.5(a) sets forth (i) the name of each Subsidiary of USA,
(ii) the name of each corporation, partnership, joint venture or other entity (other than Subsidiaries of USA) in which USA has, or has the right to acquire, an equity or other ownership interest and (iii) the capitalization of the foregoing and the percentage of equity or other ownership interests therein held by USA or by any of its Subsidiaries.

     (b) Except as otherwise disclosed in Schedule 3.5(b), all of the outstanding shares of capital stock of each corporate Subsidiary of USA have been duly authorized and validly issued, are fully paid and non-assessable, and have not been issued in violation of any preemptive rights or federal or state securities law. The stock or other ownership interest of each Subsidiary of USA shown to be owned by USA or any Subsidiary of USA on Schedule 3.5(a) is owned by USA or such Subsidiary of record and beneficially free and clear of any Liens.

     (c) There are no options, warrants, calls, subscriptions, conversion or other rights, agreements or commitments obligating any of the Subsidiaries of USA to issue any additional shares of capital stock or other ownership interests of such Subsidiary or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of such capital stock or other ownership interests or obligating USA or any of its Subsidiaries to transfer any of their respective shares of capital stock or other ownership interests of any such Subsidiary.

     3.6 Financial Statements. USA has delivered to Parent and Bull Run true and complete copies of (a) the audited consolidated balance sheets of USA at June 30, 1998, 1997 and 1996 and the related consolidated statements of income, cash flow and changes in shareholders' equity for the fiscal years then ended, and the notes thereto, accompanied by the reports thereon of the applicable firm of independent public accountants; and (b) unaudited consolidated balance sheets of USA at December 31, 1998 and related consolidated statements of income and cash flow for the periods then ended, all of which have been prepared in accordance with GAAP, except that the unaudited statements are subject to normal year-end adjustments which will not be material in the aggregate. Such balance sheets, including the related notes, fairly present the financial position, assets and liabilities of USA and its consolidated Subsidiaries at the dates indicated and such statements of income, cash flow and changes in shareholders' equity fairly present the results of operations, cash flow and changes in shareholders' equity of USA and its consolidated Subsidiaries for the periods indicated. References in this Agreement to the "USA Interim Balance Sheet" mean the consolidated balance sheet as of December 31, 1998 referred to above; and references in this Agreement to the "USA Interim Balance Sheet Date" shall be deemed to refer to December 31, 1998. To USA's knowledge, the accounts receivable set forth on the USA Interim Balance Sheet or arising since the date thereof are valid and genuine have arisen solely out of bona fide sales and deliveries of goods, performance of services and other business transactions in the ordinary course of business consistent with past practice; are not subject to valid defenses, set-offs or counterclaims; and are collectible within 90 days after billing at the full recorded amount thereof subject, in the case of accounts receivable appearing on the USA Interim Balance Sheet, to the allowance for collection losses reflected on the USA interim Balance Sheet and, in the case of accounts receivable arising subsequent to the USA Interim Balance Sheet Date, to an allowance for collection losses consistent (determined based upon the percentage that such allowance bears to the total accounts receivable as of the applicable date) with that reflected on the USA Interim Balance Sheet. The allowance for collection

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

losses reflected on the USA Interim Balance Sheet has been determined in accordance with GAAP consistent with past practice.

     3.7 Absence of Undisclosed Liabilities. Except for matters relating to the transactions contemplated by this Agreement, neither USA nor any of its Subsidiaries has any Liabilities or obligations except: (i) those Liabilities or obligations set forth on the USA Interim Balance Sheet and not heretofore paid or discharged; (ii) Liabilities arising in the ordinary course of business under any Contract specifically disclosed in the schedules to this Agreement relating to USA or not required to be disclosed because of the term or amount involved; and (iii) those Liabilities or obligations incurred, consistently with past business practice, in or as a result of the normal and ordinary course of business since the USA Interim Balance Sheet Date.

     3.8 Books of Account. Except as set forth on Schedule 3.8, the books and records of USA and its Subsidiaries accurately and fairly reflect, in reasonable detail and in all material respects, the transactions and the assets and liabilities of USA and its Subsidiaries with respect to their businesses and operations. Neither USA nor any of its Subsidiaries has engaged in any material transaction with respect to its business or operations, maintained any bank account or used any material amount of funds of USA or any of its Subsidiaries in the conduct of its business or operations except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of USA and its Subsidiaries.

     3.9 Absence of Certain Changes or Events. Since the USA Interim Balance Sheet Date, except as set forth on Schedule 3.9, (i) the business of USA and its Subsidiaries has been carried on only in the ordinary and usual course and no event or events has or have occurred that, either individually or in the aggregate, has had, or reasonably could be expected to have, a Material Adverse Effect with respect to USA, (ii) neither USA nor any of its Subsidiaries has suffered an extraordinary lose or casualty, whether or not covered by insurance, and (iii) none of the events or actions which USA and its Subsidiaries are prohibited from taking pursuant to Section 6.1 have occurred or been taken.

     3.10  Contracts and Commitments.

     (a) Except as described on Schedule 3.10(a) and except for Contracts which can be canceled on 90 days or less notice without penalty, neither USA nor any of its Subsidiaries is a party to any:

          (i) Contract for the future purchase or sale of, or payment for, supplies or products, or for the performance of services involving in any one case more than $125,000 in value;

          (ii) Contract under which USA or any of its Subsidiaries is either lessor or lessee of real property or Contract under which USA or any of its Subsidiaries is either lessor or lessee of personal property providing for annual payments of $125,000 or more;

          (iii) note, debenture, bond, equipment trust agreement, letter of credit agreement, loan agreement or other contract or commitment for the borrowing or lending of money or agreement or arrangement for a line of credit or guarantee, pledge or undertaking of the indebtedness of any other person;

          (iv) Contract for any capital expenditure or leasehold improvement involving more than $125,000 in value;

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

          (v) Contract limiting or restraining USA, any of its Subsidiaries or any successor thereto from engaging or competing in any manner or in any business;

          (vi) advertising, distribution, dealer, representative or sales agency Contract involving more than $125,000 in value;

          (vii) any Contract granting to any person a power of attorney with respect to USA, its Subsidiaries or their respective businesses;

          (viii) employment, consulting, severance, or other similar Contract with any present or former employee, director, agent, consultant, or similar representative providing for annual payments in excess of $100,000, excluding commissions;

          (ix) Contract relating to or involving the barter or exchange of goods, services, equipment, or other assets involving more than $125,000 in value;

          (x)  collective bargaining agreement with any labor union;

          (xi) Contract relating to cleanup, abatement or other environmental actions;

          (xii) Contract (other than employment and related Contracts required to be disclosed pursuant to clause (viii) above) with any officer or director of USA or any of its Subsidiaries, or Contract with any Affiliate of USA;

          (xiii) Contract which relates in whole or in part to any USA Intellectual Property involving more than $125,000 in value;

          (xiv) licensing, rights, sponsorship or other similar Contract involving more than $125,000 in value; or

          (xv)  material Contract not made in the ordinary course of business.

     (b) USA has made available, or will make available, to Parent and Bull Run true and correct copies of all of the Contracts required to be listed on
Schedule 3.10(a), along with all amendments, supplements and modifications thereof. To USA's knowledge, each Contract listed or required to be listed on
Schedule 3.10(a) is valid and enforceable with respect to USA or its Subsidiaries in accordance with its terms; USA and its Subsidiaries are, and all other parties thereto are, in material compliance with the provisions thereof; USA and its Subsidiaries are not and no other party thereto is, in default in the performance, observance or fulfillment of any obligation, covenant or condition contained therein; and no event has occurred which with or without the giving of notice or lapse of time, or both, would constitute a default thereunder.

     3.11 Title to Assets. Except as set forth on Schedule 3.11, USA and each of its Subsidiaries has, good, valid and indefeasible title to the assets owned by it, free and clear of all Liens, other than (a) those reflected or reserved against in the USA Interim Balance Sheet, (b) Liens for Taxes, assessments and other governmental charges which are not due and payable or which may thereafter be paid without penalty and (c) mechanics', carriers', workmen's, repairmen's and other similar Liens arising in the ordinary course of business consistent with past practice. (The items referred to in the exceptions to the immediately preceding sentence are hereinafter referred to as "USA Permitted Liens.") There are no existing agreements with, options or rights of, or commitments to, any person to acquire any of the assets of USA or any of its Subsidiaries or any interest therein, except for sales in the ordinary course of business consistent with past practice.

     3.12 Condition of Assets. All the assets owned or used by USA (other than assets used by USA pursuant to a lease or other arrangement with a duration of less than

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30 days) or any of its Subsidiaries are in good operating condition and repair, subject to normal wear and tear and normal maintenance, are usable in the regular and ordinary course of business and conform to all applicable laws, ordinances, codes, rules and regulations, and Permits relating to their construction, use and operation. Such assets constitute all assets and rights necessary for the business and operations of USA and its Subsidiaries as currently conducted. No person other than USA or its Subsidiaries owns any tangible assets or properties necessary for the business and operations of USA and its Subsidiaries, except for items leased pursuant to Contracts disclosed on
Schedule 3.10(a) or not required to be disclosed therein because of the amount thereof.

     3.13  Real Property.

     (a) Neither USA nor any of its Subsidiaries owns any real property. Each leasehold interest created under Contracts required to be listed on Schedule 3.10(a) is free and clear of all Liens, except USA Permitted Liens. The real property leased pursuant to contracts required to be listed on Schedule 3.10(a) are hereinafter referred to as the "USA Real Property").

     (b) Neither USA nor any of its Subsidiaries has received, or been informed in writing of the receipt of, any written notice that there is, and to USA's knowledge, there does not exist, any material violation of a condition or agreement contained in any easement, restrictive covenant or any similar instrument or agreement affecting any of the USA Real Property or any portion thereof.

     (c) Neither USA nor any of its Subsidiaries has received notice from any utility company or municipality of any discontinuation of presently available or otherwise necessary sewer, water, electric, gas, telephone or other utilities or services for any of the USA Real Property or of any fact or condition which would otherwise lead to discontinuance.

     (d) Neither USA nor any of its Subsidiaries has received notice of any violation of any applicable building, zoning, land use or other similar statues, laws, ordinances, regulation, Permits or other requirement. Neither USA nor any of its Subsidiaries has received notice of any pending or contemplated rezoning, condemnation or other proceeding affecting the USA Real Property.

     3.14 Intellectual Property. Except for Intellectual Property licensed pursuant to Contracts disclosed on Schedule 3.10(a) or not required to be disclosed therein because of the amount, USA and its Subsidiaries, to USA's knowledge, own the entire right, title and interest in and to all Intellectual Property owned or used by them in the conduct of their business and operations (the "USA Intellectual Property") free and clear of all Liens. Neither USA nor any of its Subsidiaries is under any obligation to pay royalties or similar payments in connection with any license, except pursuant to the licensing agreements disclosed on Schedule 3.10(a) or not required to be disclosed therein. There are no pending, or to the knowledge of USA, threatened actions affecting the USA Intellectual Property. To USA's knowledge, the USA Intellectual Property is valid, subsisting, unexpired, in proper form and enforceable and all renewal fees and other maintenance fees which have fallen due have been paid. To the knowledge of USA, there are no conflicts with or infringements of any USA Intellectual Property by any third party and, to the knowledge of USA, none of the USA Intellectual Property conflicts with or infringes upon any proprietary right of any third party.

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     3.15  Environmental, Health and Safety Matters.

     (a)  Except as set forth on Schedule 3.15:

          (i) the assets and operations of USA and its Subsidiaries (including all USA Real Property) have been and are in compliance in all material respects with all Environmental Laws;

          (ii) (x) to USA's knowledge, each of USA and its Subsidiaries has obtained and currently maintains all Environmental Permits required for its operations and is in compliance with the terms of such Environmental Permits, (y) there are no judicial or administrative actions, proceedings or investigations pending against USA or its Subsidiaries or, to USA's knowledge, threatened to revoke such Environmental Permits, and (z) to USA's knowledge, neither USA nor any of its Subsidiaries has received any written notice from any Governmental Entity or written notice from any person to the effect that there is lacking any Environmental Permit required for the current use or operation of any property owned, operated or leased by any of USA or its Subsidiaries, except in the case of each of the matters specified in clauses (x), (y) and (z) as could not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect with respect to USA;

          (iii) there are no judicial or administrative actions, proceedings, or investigations pending or, to USA's knowledge, threatened, against USA or any of its Subsidiaries alleging the violation of, or liability pursuant to, any Environmental Law or Environmental Permit;

          (iv) neither USA nor any of its Subsidiaries nor, to USA's knowledge, any predecessor thereof, has filed any notice under any Environmental Law indicating past or present treatment, storage, or disposal of or reporting a Release or threatened Release of Hazardous Material into the environment;

          (v) neither USA nor any of its Subsidiaries nor, to USA's knowledge, any of their past or current facilities and operations or any predecessor of USA or any of its Subsidiaries for which USA has liability, is subject to any outstanding Claims or any agreement with any Governmental Entity or other person, or to any governmental investigation respecting (x) Environmental Laws or (y) the Release or threatened Release of any Hazardous Material and, to the knowledge of USA, no facts, circumstances or conditions exist which could give rise to such Claims against USA or any of its Subsidiaries;

          (vi) to USA's knowledge, all the USA Real Property and all real property formerly owned, operated, or leased by USA or any of its Subsidiaries or any predecessor thereof for which USA has liability and, to USA's knowledge without any independent investigation, all property adjacent to the USA Real Property, is free of contamination by or from any Hazardous Materials at concentrations that are not in compliance with Environmental Laws and Environmental Permits, except for such as could not reasonably be expected to have a Material Adverse Effect with respect to USA;

          (vii) to USA's knowledge, there is not now, nor has there been in the past, on, in, or under the USA Real Property or any real property formerly owned, leased, or operated by USA or any of its Subsidiaries, or any predecessor thereof for which USA has liability (v) any underground storage tanks, (w) above-ground storage tanks, dikes or impoundments containing Hazardous Materials, (x) any asbestos or

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

     asbestos-containing materials, (y) any polychlorinated biphenyls or (z) any radioactive substances (other than insignificant amounts that are naturally occurring); and

          (viii) to USA's knowledge, no real property currently or formerly, owned, operated or leased by USA or any of its Subsidiaries is listed or, to the knowledge of USA, has been proposed for listing on the National Priorities List, the Comprehensive Environmental Response Compensation and Liability and Information System or any analogous state lists.

     (b) USA has made available, or will make available, to Parent and Bull Run true and complete copies of all environmental, health or safety assessments, audits, investigations, analyses or similar reports relating to USA, any of its Subsidiaries or the USA Real Property that are in the possession, custody or control of USA.

     3.16 Insurance. To USA's knowledge, USA and its Subsidiaries have insurance policies in full force and effect insuring against risks and liabilities customary in their industry and sufficient for compliance with all applicable laws, statutes, rules and regulations and with requirements of Contracts to which they are a party, To USA's knowledge, no event has occurred which can reasonably be expected to result in a material retroactive upward adjustment in premiums under any such insurance policies or which is likely to result in a material prospective upward adjustment in such premiums. To USA's knowledge, no threat has been made to cancel any such insurance policy and all such insurance will remain in full force and effect with respect to periods before the Closing.

     3.17  Personnel Information.

     (a) None of USA or any of its Subsidiaries is a party to or bound by any employment, consulting, collective bargaining or other labor agreement except as set forth on Schedule 3.10(a).

     (b) None of USA or any of its Subsidiaries has agreed to recognize any union or other collective bargaining unit, nor has any union or other collective bargaining unit been certified as representing any of their employees, USA has no knowledge of any organizational effort currently being made or threatened, or occurring within the past two years, by or on behalf of any labor union with respect to employees of USA or any of its Subsidiaries.

     (c) To USA's knowledge, USA and each of its Subsidiaries, (i) is and has been in compliance for the past five years with all applicable laws regarding employment and employment practices, including without limitation, laws relating to terms and conditions of employment, wages and hours, occupational safety and health and workers' compensation and is not engaged in any unfair labor practices, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect with respect to USA, (ii) has no unfair labor practice charges or complaints pending or threatened against it before the National Labor Relations Board, (iii) has no grievances pending or threatened against it, and (iv) has no charges pending before the Equal Employment Opportunity Commission of any state or local agency responsible for the prevention of unlawful employment practices.

     (d) No employee or former employee has made or asserted or, to USA's knowledge, threatened to make or assert, any claim or cause of action against any of USA or its Subsidiaries or any officer, director, employee or agent of USA or any of its Subsidiaries

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

that has not been finally resolved, settled, satisfied, waived, released, dismissed or the subject of a final judgment, except as disclosed in Schedule 3.19.

     3.18  Employee Benefit Plans.

     (a) All "employee benefit plans," as defined by Section 3(3) of ERISA, and all bonus or other incentive compensation, stock option, stock purchase, stock appreciation, deferred compensation, salary continuation, severance, disability, section 125 cafeteria, company car, club membership, educational assistance plan, pension, compensation, fringe benefit, insurance, post-retirement, accident, sick, vacation, welfare, health, life individual employment, consulting, retention, commission, change in control, noncompetition and any other plan, agreement, policy or arrangement as to which USA or any of its Subsidiaries or any entity that would be deemed a "single employer" with USA or any of its Subsidiaries under Section 414(b), (c), (m), (n) or (o) of the Code or Section 4001 of ERISA (a "USA ERISA Affiliate") has, or has had within the past six years, any obligation or liability, contingent or otherwise (the "USA Employee Plans") are listed on Schedule 3.18(a). No USA Employee Plan constitutes a "multiemployer plan" as defined in Section 4001(a)(3) or 3(37) of ERISA or Section 414(f) of the Code or a plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

     (b) A complete and correct copy of each of the following documents relating to each USA Employee Plan has been provided, or will be provided, to Parent and Bull Run, if applicable: (i) plan document and any amendments, supplements or modifications thereto; (ii) most recent summary plan description;
(iii) most recent actuarial report; (iv) most recent trust agreement or insurance policy; (v) most recent Form 5500; and (vi) most recent IRS determination letter.

     (c) Each USA Employee Plan intended to qualify under Section 401 of the Code (as hereinafter defined) has received a favorable determination letter from the IRS under Rev. Rul. 93-39 or its progeny that such USA Employee Plan is so qualified and any trust maintained pursuant thereto is exempt from federal income taxation under Section 501 of the Code and, to USA's knowledge, nothing has occurred or is reasonably expected to occur that could adversely affect such qualified status or revoke such determination letter. Except as set forth on
Schedule 3.18(c), for each of the last six years, each USA Employee Plan and USA and its Subsidiaries have complied in all material respects with applicable laws, including, without limitation, ERISA and the Code, and USA, each USA ERISA Affiliate and its Subsidiaries do not have any liability (contingent or otherwise) on account of a non-exempt "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code.

     (d) Except as set forth on Schedule 3.18(d), all contributions required by law or by the terms of any USA Employee Plan with respect to all periods through the Closing Date shall have been made prior to the Closing Date (or a pro rata basis where such payments are otherwise discretionary at year end) or provided for by USA or its financial statements (by full accruals as if all targets required by each USA Employee Plan has been or will be met at maximum levels) to have been made under such USA Employee Plan.

     (e) To USA's knowledge, none of the USA Employee Plans subject to Title IV of ERISA has been terminated or had a reportable event (as defined in Section 4043(b) of ERISA and for which the 30-day notice requirement has not been waived by the regulations thereunder) occur.

     (f) No claim, lawsuit, arbitration or other action has been threatened, asserted, instituted or, to USA's knowledge, anticipated against the USA Employee Plans (other

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

than non-material routine claims for benefits and appeal of such claims), any trustee or fiduciary thereof, USA, any of its Subsidiaries or USA ERISA Affiliates, any director, officer or employee thereof or any of the assets of any trust of the USA Employee Plans. USA has not received notification that an audit or investigation of any USA Employee Plan is pending or ongoing by the IRS or any other Governmental Entity.

     (g) With respect to each USA Employee Plan that is funded mostly or partially through an insurance policy, none of USA, any of its Subsidiaries or any of the USA ERISA Affiliates has any liabilities in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring before the Closing Date.

     (h) Except to the extent set forth on Schedule 3.18(h), the consummation of the transactions contemplated by this Agreement will not give rise to any liability, including, without limitation, liability for severance pay, unemployment compensation, termination pay or withdrawal liability or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, director or shareholder of USA or any of its Subsidiaries (whether current or former) or their beneficiaries solely by reason of such transactions. Neither USA nor any of its Subsidiaries maintains, contributes to or in any way provides for any benefits of any kind whatsoever (other than under Section 4980B of the Code, the Federal Social Security Act or a plan qualified under Section 401(a) of the Code) to any current or future retiree or terminee. None of USA, any of its Subsidiaries, any USA ERISA Affiliate, or any officer or employee thereof, has made any promises or commitments, whether legally binding or not, to create any additional plan, agreement or arrangement, or to modify or change any existing USA Employee Plan. Other than routine price increases by service providers, no event, condition or circumstance exists that could result in an increase of the benefits provided under any USA Employee Plan or the expense of maintaining any USA Employee Plan from the level of benefits or expense incurred for the most recent fiscal year ended before the Closing Date. Except as set forth in the USA Financial Statements, none of USA, any of its Subsidiaries or any of the USA ERISA Affiliates has any unfunded liabilities pursuant to any USA Employee Plan that is not intended to be qualified under Section 401(a) of the Code. No event, condition or circumstance exists that would prevent the amendment or termination of any USA Employee Plan.

     3.19 Litigation: Decrees. There are no judicial or administrative actions, proceedings or, to USA's knowledge, investigations pending or, to USA's knowledge, threatened that question the validity of this Agreement or any action taken or to be taken by USA in connection with this Agreement. Except as disclosed on Schedule 3.19, there are no (i) lawsuits, claims, administrative or other proceedings or, to USA's knowledge, investigations pending or, to USA's knowledge, threatened by, against or affecting USA or any of its Subsidiaries or
(ii) judgments, orders or decrees of any Governmental Entity binding on USA or any of its Subsidiaries or any of their respective assets, except in each case for those which could not reasonably be expected to have a Material Adverse Effect with respect to USA.

     3.20 Compliance with Law: Permits. To USA's knowledge, USA and each of its Subsidiaries has complied with each law, statute, rule, regulation, judgment, order and decree of any Governmental Entity to which it or its business, operations, assets or properties is subject and none of USA or any of its Subsidiaries is currently in violation of any of the foregoing (other than laws, statutes, rules, regulations, judgments, order and decrees which are made by USA herein), except for instances of non-compliance which

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

could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to USA; and except for foreign qualifications which are the subject of the second sentence of Section 3.1, each of USA and its Subsidiaries owns, holds, possesses or lawfully uses in the operation of its business all Permits which are in any manner necessary for it to conduct its business as now or previously conducted or for the ownership and use of its assets. To USA's knowledge, none of USA or any of its Subsidiaries is in default, nor has it received any notice of any claim of default, with respect to any Permits, all Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualifications procedures or to pay any amounts other than routine filing fees, and none of such Permits will be adversely affected by consummation of the transactions contemplated hereby except in each case where such has not had and could not reasonably be expected to have a Material Adverse Effect with respect to USA.

     3.21  Taxes.  Except as disclosed on Schedule 3.21:

     (a) All income, franchise and material other Tax Returns required to be filed by or with respect to USA and its Subsidiaries have been filed when due in a timely manner, and all such Tax Returns are true, correct and complete in all material respects, except in the case of state and local Tax Returns where the failure to so file has not resulted in or could not reasonably be expected to result in the payment of Taxes or damages, costs, fines, penalties or other expenses (out-of-pocket or otherwise) which exceed $500,000. Each of USA and its Subsidiaries has paid all income, franchise and material other Taxes that are due from or with respect to it, except in the case of state and local income, franchise and material other Taxes those where the failure to so pay has not resulted in or could not reasonably be expected to result in the payment of Taxes or damages, costs, fines, penalties or other expenses (out-of-pocket or otherwise) which exceed $500,000. With respect to any period for which Taxes are not yet due, each of USA and its Subsidiaries has made sufficient current accruals for all such Taxes in its financial statements (including the USA Interim Balance Sheet), USA and its Subsidiaries have made all required estimated Tax payments sufficient to avoid any material underpayment penalties. USA and its Subsidiaries have withheld and paid all Taxes required by all applicable laws to be withheld or paid in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party, except in the case where the failure so to withhold and pay has not resulted in or could not reasonably be expected to result in the payment of a material amount of Taxes.

     (b) There are no outstanding agreements, waivers, or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to USA or its Subsidiaries for any taxable period. No audit or other proceeding by any court, governmental or regulatory authority, or similar person is pending or, to the knowledge of USA, threatened in regard to any Taxes due from or with respect to USA or its Subsidiaries or any Tax Return filed by or with respect to USA or its Subsidiaries. No assessment of Taxes is proposed by any taxing authority against USA or its Subsidiaries or any of their assets. No claim has been made by a taxing authority in a jurisdiction where USA or any of its Subsidiaries does not currently file Tax Returns that any of them is or may be subject to taxation by that jurisdiction. USA has made available to Parent and Bull Run for the last three (3) taxable years all income, franchise and material other Tax Returns, including any amendments thereto. USA has made available to Parent and Bull Run copies of all examination reports and statements of Taxes due with respect to any examinations listed on Schedule 2.21. There are no Liens for any Tax on the assets of USA.

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

     (c) USA and its Subsidiaries have not agreed to make any adjustment pursuant to Section 481(a) of the Code (or any predecessor provision) by reason of any change in any accounting method, there is no application pending with any taxing authority requesting permission for any changes in any accounting method of USA or any of its Subsidiaries, nor has the Internal Revenue Service proposed any such change in accounting method.

     (d) None of USA or its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing agreement, Tax allocation or any other similar contract.

     (e) There is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by USA or its Subsidiaries by reason of Sections 280G or 162(m) of the Code.

     (f) USA is not and during the five preceding years has not been a United States real property holding corporation (as defined in section 897(c)(2) of the Code.

     (g) There are no deferred gains with respect to intercompany transactions for purposes of Treasury Regulation Section 1.1502-13 (and any predecessor regulation) with respect to USA or its Subsidiaries; and there is no excess loss account with respect to the stock of any of USA's Subsidiaries for purposes of Treasury Regulation Section 1.1502-19.

     (h) USA has not at any time been a member of any affiliated, consolidated, combined, unitary or similar group of corporations. There are no Tax rulings, requests for rulings or closing agreements relating to USA which could affect USA's liability for Taxes after the effective date of the USA Merger. All Tax Returns filed by, or with respect to, USA for tax years through the tax year ended December 31, 1995 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions and waivers, has expired. There is not any agreement or consent made under Section 341(f) of the Code affecting USA. None of the assets owned or used by USA or any of its Subsidiaries constitutes tax-exempt bond financed property or tax-exempt use property within the meaning of
Section 168 of the Code. None of such assets is subject to a safe-harbor lease under Section 168 of the Code or other lease or arrangement which is not a "true" lease for Federal income tax purposes, and no event has occurred that would require indemnification by USA or any of its Subsidiaries of any tax lessor under any such safe-harbor lease agreement.

     3.22 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out by USA directly with Bull Run and Parent without the intervention of any person engaged by USA (pursuant to a written agreement) in such a manner as to give rise to any valid claim by any person against Capital, Host, USA, Bull Run, Parent, the Capital Surviving Corporation, the USA Surviving Corporation, the USA Surviving Corporation or any Subsidiary of any of them for a finder's fee, brokerage commission, or similar payment.

     3.23 Certain Business Practices and Regulations: Potential Conflicts of Interest.

     (a) None of USA, its Subsidiaries or any directors, officers, agents or employees of USA or its Subsidiaries has (i) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (iii) made any other unlawful payment, except in each case which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to USA.

     (b) Except as disclosed on Schedule 3.23(b), to USA's knowledge, none of the stockholders, officers or directors of USA or its Subsidiaries or any entity controlled by any of the foregoing (i) owns, directly or indirectly, any significant interest in, or is a director, officer employee, consultant or agent of, any person which is a lessor, lessee or customer of, or supplier of goods or services to, USA or its Subsidiaries, (ii) owns, directly or indirectly, in whole or in part, any real property, leasehold interests or other property with a fair market value of at least $25,000 in the aggregate the use of which is necessary for the business of USA and its Subsidiaries, (iii) has any cause of action or other suit, action or claim whatsoever against, or owes any amount to either USA or its Subsidiaries other than claims in the ordinary course of business, (iv) has sold to, or purchased from, either USA or any of its Subsidiaries any assets or property for aggregate consideration in excess of $25,000 since January 1, 1995, or (v) is a party to any contract or participates in any arrangement, written or oral, pursuant to which USA or any of its Subsidiaries provides services of any nature to any such individual or entity, except to such individual in his capacity as an employee of USA or its Subsidiaries.

     3.24 Board Recommendation. The Board of Directors of USA, at a meeting duly called and held, has by the requisite vote of such Board of Directors (i) determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the stockholders of USA and has approved the same and (ii) resolved to recommend that the stockholders of USA approve this Agreement and the transactions contemplated hereby.

                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF PARENT AND BULL RUN

     Parent and Bull Run, jointly and severally, hereby make the following representations and warranties to Capital, Host and USA, each of which shall be unaffected by any investigation heretofore or hereafter made by Capital, Host or USA or, except as provided in Section 5.5(b), any notice to Capital, Host or USA other than in the schedules to this Agreement relating to Bull Run. Without limiting the generality of the foregoing, except where the context may otherwise require, for purposes of this Article IV, the term "Subsidiaries" shall include Capital and, immediately after giving effect to the Reorganization, Capital Merger Sub, Host Merger Sub and USA Merger Sub.

     4.1 Organization, Standing and Power. Each of Parent, Bull Run and their respective Subsidiaries is a corporation or partnership duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or partnership power and authority to own, lease and operate its properties and to carry on its business as presently being conducted. Each of Parent, Bull Run and their respective Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification, except where the failure to be so qualified, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect with respect to Parent or Bull Run.

     4.2  Authority; Noncontravention; Consents and Approvals.

     (a) Each of Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub and USA Merger Sub has the requisite corporate power and authority to enter into this
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Agreement and to consummate the transactions contemplated by this Agreement and the execution and delivery of this Agreement by Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub and USA Merger Sub and the consummation by each such party of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of such party, in each case, subject only (i) in the case of Parent, to the approval of the Mergers by a majority of the outstanding shares of Parent Common Stock in accordance with the Georgia Business Corporation Code and the Certificate of Incorporation of Parent (the "Parent Stockholder Approval"), (ii) in the case of Capital, to the approval of the Capital Merger by a majority of the outstanding shares of Capital Common Stock in accordance with the Delaware Code and the Certificate of Incorporation, as amended, of Capital (the "Capital Stockholder Approval") and
(iii) in the case of Bull Run, to the approval of the matters set forth in
Section 5.18 by the stockholders of Bull Run. This Agreement has been duly executed and delivered by Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub and USA Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of each of the other parties hereto and subject to the approvals described in the preceding sentence, constitutes a valid and binding obligation of each of Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub and USA Merger Sub, enforceable against each of them in accordance with its terms, except that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors rights generally and (ii) general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

     (b) None of the execution and delivery of this Agreement by Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub or USA Merger Sub, the performance by such parties of their respective obligations hereunder, or the consummation by such parties of the Mergers will (i) violate, conflict with or result in any breach of any provision of the certificates of incorporation or bylaws (or similar documents) of Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub or USA Merger Sub, (ii) violate, conflict with or result in a violation or breach of, constitute a default (with or without due notice or lapse of time or both) under, or permit the termination of, or require the consent of any other party to, or result in the acceleration of, or entitle any party to accelerate any material obligation, or result in the loss of any material benefit, or give rise to the creation of any Lien upon any of the properties or assets of Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub, USA Merger Sub or any of their Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material Contract to which Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub, USA Merger Sub or any of their Subsidiaries is a party or by which they or any of their respective properties or assets may be bound or affected, or (iii) violate any order, writ, judgment, injunction, decree, statute, law, rule or regulation, of any Governmental Entity applicable to Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub, USA Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets.

     (c) No material consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any Governmental Entity is required by or with respect to Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub, USA Merger Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub or USA Merger Sub or the consummation by any such party except for: (i) the filing of a pre-merger notification and report form under the HSR Act, and the

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

expiration or termination of the applicable waiting period thereunder; (ii) the filing of a certificate of merger with the Delaware Secretary of State and articles of merger with the Kentucky Secretary of State and appropriate documents with the relevant authorities of other states in which Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub or USA Merger Sub does business; and (iii) such filings and approvals as may be required by any federal or state securities laws.

     4.3  Capital Structure.

     (a) The amounts of authorized and issued and outstanding shares of common stock, par value $.01 per share ("Parent Common Stock"), of Parent immediately following the consummation of the Reorganization will be identical to the amounts of authorized and issued and outstanding shares of Bull Run Common Stock immediately prior to the Reorganization. Each share of capital stock of Parent which will be outstanding immediately following the consummation of the Reorganization will be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights and, to Parent's knowledge, will not be, issued in violation of any federal or state securities laws. The shares of Parent Common Stock to be issued to stockholders of Capital, Host and USA pursuant to the Mergers will be duly authorized, validly issued, fully-paid and nonassessable and shall not be issued in violation of any preemptive rights. Except as contemplated hereby or by the Reorganization, immediately following the consummation of the Reorganization, there will be no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type obligating to issue any additional shares of capital stock or any other securities convertible into, exchangeable for or evidencing the right to subscribe for any shares of capital stock of Parent.

     (b) The authorized capital stock of Bull Run consists of 100,000,000 shares of common stock, par value $.01 per share ("Bull Run Common Stock"), of which 22,253,267 shares are issued and outstanding. All issued and outstanding shares of Bull Run Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and were not issued in violation of any federal or state securities laws. Immediately following the consummation of the Reorganization, Parent will own of record and beneficially all of the issued and outstanding shares of capital stock of Bull Run.

     (c) The authorized capital stock of Capital Merger Sub consists of 100 shares of common stock, par value $.01 per share, of which 100 are issued and outstanding. All issued and outstanding shares of common stock of Capital Merger Sub are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and were not issued in violation of any federal or state securities laws. Parent owns of record and beneficially all of the issued and outstanding shares of capital stock of Capital Merger Sub.

     (d) The authorized capital stock of Host Merger Sub consists of 100 shares of common stock, no par value, of which 100 are issued and outstanding. All issued and outstanding shares of capital stock of Host Merger Sub are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and were not issued in violation of any federal or state securities laws. Parent owns of record and beneficially all of the issued and outstanding shares of capital stock of Host Merger Sub.

     (e) The authorized capital stock of USA Merger Sub consists of 100 shares of common stock, $.01 par value, of which 100 are issued and outstanding. All issued and

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outstanding shares of capital stock of USA Merger Sub are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights and were not issued in violation of any federal or state securities laws. Parent owns of record and beneficially all of the issued and outstanding shares of capital stock of USA Merger Sub.

     4.4  Financial Statements.

     (a) Bull Run has delivered to Host and USA true and correct copies of (i) the audited consolidated balance sheets of Bull Run at December 31, 1997, 1996 and 1995 and the related consolidated statements of income, cash flow and changes in shareholders' equity for the fiscal years then ended, and the notes thereto, accompanied by the reports thereon of the applicable firm of independent public accountants; and (ii) the unaudited consolidated balance sheet of Bull Run at December 31, 1998 and the related consolidated statements of income and cash flow for the year then ended, all of which have been prepared in accordance with GAAP (the "Bull Run Financial Statements"), except that the unaudited statements are subject to normal year end adjustments which will not be material in the aggregate. Such balance sheets, including the related notes, fairly present the financial position, assets and Liabilities of Bull Run and its consolidated subsidiaries at the dates indicated and such statements of operations, cash flow and changes in shareholders' equity of Bull Run and its consolidated subsidiaries for the periods indicated. References in this Agreement to the "Bull Run Balance Sheet" mean the unaudited consolidated balance sheet of Bull Run and its consolidated subsidiaries at December 31, 1998; and references in this Agreement to the "Bull Run Balance Sheet Date" shall be deemed to refer to December 31, 1998.

     4.5 SEC Filings. Bull Run has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the "SEC") since January 1, 1997. Bull Run has made available to Capital, Host and USA, in the form filed with the SEC, (i) its Annual Report on Form 10-K for the year ended December 31, 1997, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, June 30, 1998 and September 30, 1998, (iii) all proxy statements relating to Bull Run's meetings of stockholders (whether annual or special) held since January 1, 1997, (iv) all reports or registration statements filed by Bull Run with the SEC (other than Reports on Form 10-Q, Reports on Form 3, 4 or 5 and Schedules 13G filed on behalf of affiliates of Bull Run) since January 1, 1997 and (v) all amendments and supplements to all such reports and registration statements filed by Bull Run with the SEC (collectively, the "Bull Run SEC Reports"). The Bull Run SEC Reports (i) were prepared in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Subsidiaries of Bull Run is required to file any forms, reports or other documents with the SEC.

     4.6 Absence of Undisclosed Liabilities. Except for matters relating to the transactions contemplated by this Agreement, neither Bull Run nor any of its Subsidiaries has any Liabilities or obligations except:

          (a) those Liabilities or obligations set forth in the Bull Run Balance Sheet and not heretofore paid or discharged;

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

          (b) Liabilities arising in the ordinary course of business under any Contract to which Bull Run or any of its Subsidiaries is a party specifically disclosed in the schedules to this Agreement relating to Bull Run or not required to be disclosed because of the term or amount involved; and

          (c) those Liabilities or obligations incurred in or as a result of the normal and ordinary course of business since September 30, 1998.

     4.7 Absence of Certain Changes or Events. Since the Bull Run Balance Sheet Date, except as set forth on Schedule 4.7, (i) the business of Bull Run and its Subsidiaries has been carried on only in the ordinary and usual course and no event or events has or have occurred that, either individually or in the aggregate, has had, or reasonably could be expected to have, a Material Adverse Effect with respect to Bull Run and (ii) neither Bull Run nor any of its Subsidiaries has suffered an extraordinary loss or casualty, whether of not covered by insurance.

     4.8 Litigation: Decrees. There are no judicial or administrative actions, proceedings or, to Parent's and Bull Run's knowledge, investigations pending or threatened that question the validity of this Agreement or any action taken or to be taken by Bull Run in connection with this Agreement. There are no (i) lawsuits, claims, administrative or other proceedings or, to Bull Run's knowledge, investigations pending or, to Bull Run's knowledge, threatened by, against or affecting Bull Run or any of its Subsidiaries or (ii) judgments, orders or decrees of any Governmental Entity binding on Bull Run or any of its Subsidiaries or any of their respective assets, except in each case for those which could not reasonably be expected to have a Material Adverse Effect with respect to Bull Run.

     4.9 Employee Benefit Plan. Pursuant to Bull Run's 1994 Long Term Incentive Plan, 3,500,000 shares of Bull Run Common Stock are reserved for issuance as restricted stock awards and upon the exercise of stock options and stock appreciation rights and, as of the date hereof, 1,462,000 shares of Bull Run Common Stock are reserved for issuance pursuant to the exercise of outstanding stock options. Under the terms of the 1994 Long Term Incentive Plan, such restricted stock awards, stock options and stock appreciation rights are available for grant to employees of, and consultants and advisors to, Bull Run or a parent or subsidiary thereof including, immediately upon consummation of the Mergers, employees of, and consultants and advisors to, Host and USA.

     4.10 Compliance with Law: Permits. To Bull Run's knowledge, Bull Run has complied with each law, statute, rule, regulation, judgment, order and decree of any Governmental Entity to which it or its business, operations, assets or properties is subject (including those relating to Taxes) and Bull Run is not currently in violation of any of the foregoing, except for instances of non-compliance which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Bull Run. Bull Run owns, holds, possesses or lawfully uses in the operation of its business all Permits which are in any manner necessary for it to conduct its business as now or previously conducted or for the ownership and use of its assets. To Bull Run's knowledge, Bull Run is not in default, nor has it received any notice of any claim of default, with respect to any Permits, all Permits are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine filing fees, and none of such Permits will be adversely affected by consummation of the transactions contemplated hereby except in each case where such has not had and could not reasonably be expected to have a Material Adverse Effect with respect to Bull Run.

     4.11 Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried out by Parent and Bull Run directly with Capital, Host and USA without the intervention of any person engaged on behalf of Parent or Bull Run in such a manner as to give rise to any valid claim by any person against Parent, Bull Run, Capital, Host, USA, the Capital Surviving Corporation, the Host Surviving Corporation, the USA Surviving Corporation or any Subsidiary of any of them for a finder's fee, brokerage commission or similar payment.

     4.12 State Takeover Statutes. The provisions of Section 14-2-1132 of the Georgia Business Corporation Code are inapplicable to Parent with respect to the Mergers and the other transactions contemplated by this Agreement.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1  Access to Information; Confidentiality.

     (a) Upon reasonable notice, each of Capital, Host and USA shall, and shall cause each of its respective Subsidiaries to, afford to Parent and Bull Run and to their respective officers, employees, counsel, financial advisors and other representatives reasonable access during normal business hours during the period prior to the Closing Date to all its properties, books, Contracts, commitments, personnel and records and, during such period, each of Capital, Host and USA shall, and shall cause each of its respective Subsidiaries to, furnish as promptly as practicable to Parent and Bull Run such information concerning its business, properties, financial condition, operations and personnel as Parent or Bull Run may from time to time reasonably request. Except as required by law, Parent and Bull Run will hold, and will cause their respective directors, officers, partners, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information obtained from Capital, Host, USA or their respective Subsidiaries, as the case may be, in confidence and will not (except as required by applicable law, rule, regulation or legal process), without the prior written consent Capital, Host or USA, as appropriate, disclose such information in any manner whatsoever. Parent and Bull Run shall use that standard of care with respect to all nonpublic information obtained from Capital, Host and USA or their respective Subsidiaries which they accord to their own proprietary and confidential information of like kind and character.

     (b) Upon reasonable notice, each of Parent and Bull Run shall, and shall cause its respective Subsidiaries to, afford to Capital, Host and USA and to its respective officers, employees, counsel, financial advisors and other representatives reasonable access during normal business hours during the period prior to the Closing Date to all their properties, books, Contracts, commitments, personnel and records and, during such period, each of Parent and Bull Run shall, and shall cause each of its respective Subsidiaries to, furnish as promptly as practicable to Capital, Host and USA such information concerning its business, properties, financial condition, operations and personnel as Capital, Host and USA may from time to time reasonably request. Except as required by law, Capital, Host and USA will hold, and will cause their respective directors, officers, partners, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information obtained from Parent or Bull Run or their respective Subsidiaries, as the case may be, in confidence and will not (except as required by applicable law, rule, regulation or legal process), without the prior written consent Capital, Host or USA, as appropriate, disclose such information in any manner whatsoever. Capital, Host and USA

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

shall use that standard of care with respect to all nonpublic information obtained from Parent and Bull Run or their respective Subsidiaries which they accord to their own proprietary and confidential information of like kind and character.

     5.2 Public Announcements. Parent, Bull Run, Capital, Host and USA agree that each of them will consult with each of the others before issuing, and will provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Mergers, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or judicial process.

     5.3  Acquisition Proposals.

     (a) From and after the date hereof, Capital, Host and USA (for purposes of this Section 5.3, each a "Party") shall not, without the prior written consent of Parent and Bull Run, and none of them shall authorize nor permit any of their Subsidiaries to, and each of them shall direct and use its best efforts to cause its and its Subsidiaries' Affiliates, officers, directors, employees, stockholders, agents, investment bankers, attorneys, accountants or other advisors or representatives (collectively, "Representatives") not to, (i) directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or assistance) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal or (ii) enter into or participate in any discussions or negotiations regarding any Acquisition Proposal. Each Party shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons conducted heretofore by the Party or its Representatives with respect to the foregoing. Each Party agrees not to release any third party from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal. Each Party agrees that it will promptly notify Parent, orally and in writing, of any such inquiries, offers or proposals (including, without limitation, the terms and conditions of any such proposal).

     (b) "Acquisition Proposal" means any proposal or offer from any person for a merger, consolidation, other business combination, recapitalization, liquidation, dissolution or similar transaction involving any Party or any Subsidiary of any Party, or any proposal to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of, such Party or any Subsidiary of such Party.

     5.4 Consents, Approvals and Filings. Parent, Bull Run, Capital, Host and USA will make and cause their respective subsidiaries and, to the extent necessary, their other Affiliates to make all necessary filings, including, without limitation, those required under the HSR Act, in order to facilitate the prompt consummation of the Mergers and the other transactions contemplated by this Agreement. In addition, Parent, Bull Run, Capital, Host and USA will each use its commercially reasonable efforts, and will cooperate fully and in good faith with each other, (i) to comply as promptly as practicable with all governmental requirements applicable to the Mergers and the other transactions contemplated by this Agreement, and (ii) to obtain as promptly as practicable all necessary permits, orders or other consents of Governmental Entities and consents of all third parties necessary for the consummation of the Mergers and the other transactions contemplated by this Agreement. Each of Parent, Bull Run, Capital, Host and USA shall use its commercially reasonable efforts to promptly provide any information and communications to Governmental Entities as such Governmental Entities may reasonably

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

request. Each of the parties hereto shall provide to the other parties copies of all applications in advance of filing or submission of such applications to Governmental Entities in connection with this Agreement and shall make such revisions thereto as reasonably requested by each other party hereto. Each of the parties hereto shall provide to the other parties the opportunity to participate in all meetings and material conversations with Governmental Entities with respect to the matters contemplated by this Agreement.

     5.5  Notification.

     (a) Capital, Host and USA will provide prompt written notice to Parent and Bull Run, and Parent and Bull Run will provide prompt written notice to Capital, Host and USA (in each case within five business days), of any litigation, arbitration or administrative proceeding pending or, to their knowledge, threatened against Capital, Host or USA or any Affiliate thereof, on the one hand, or Parent or Bull Run or any Affiliate thereof, on the other hand, which challenges the transactions contemplated hereby.

     (b) Capital, Host and USA will provide prompt written notice to Parent and Bull Run, and Parent and Bull Run will provide prompt written notice to Capital, Host and USA (in any event within five business days), of any change in any of the information contained in their representations and warranties made herein or any schedules referred to herein or attached hereto and shall promptly furnish any information which Parent and Bull Run, on the one hand, or Capital, Host and USA, on the other hand, may reasonably request in relation to such change; provided, however, that such notice shall not operate to cure any breach of the representations and warranties made herein or any schedules referred to herein or attached hereto. Notwithstanding the foregoing, from the date of this Agreement through the Closing Date, Parent and Bull Run and their respective Subsidiaries (i) shall be entitled to enter into (A) Contracts in the ordinary course of business consistent with past practice and (B) all Contracts ancillary to effecting the Reorganization in a manner consistent with Exhibit B hereto,
(ii) shall notify Capital, Host or USA of such Contracts at any time prior to or the Closing Date (but in any event no later than five business days prior to the Closing Date) and (iii) provided such Contract was entered into in accordance with this sentence, such notice shall operate to cure any breach of the applicable representations and warranties made herein or any schedule referred to herein or attached hereto that otherwise would have been caused by the execution of such Contracts absent the application of this sentence.

     5.6 Tax Treatment. The Mergers are intended to be part of an overall incorporation transaction exchange to which the provisions of Section 351(a) and
(b) of the Code are applicable. To the knowledge of each party hereto, no fact exists which would preclude any of the Mergers from qualifying for its intended federal income tax treatment. No party hereto shall take (and each party shall not permit its affiliates to take) any action which is inconsistent with or contrary to or which adversely affects the foregoing intended federal income tax treatment of the Mergers.

     5.7 Continuation of Existing Employment Agreements. Subject to the next sentence hereof, the employment agreements with each of Charles L. Jarvie, Douglas L. Jarvie and W. James Host will remain in full force and effect, and will be assumed at the Closing by Parent or one of its Subsidiaries, in accordance with the terms of such employment agreements as of the date hereof. Notwithstanding the foregoing, prior to the Host Effective Time and the USA Effective Time, Host and USA, as applicable, shall take such action as is necessary to amend each such agreement to eliminate the provisions thereof which provide for the grant of stock options to such individuals.

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

     5.8 Employee Benefit Matters. If Parent elects to discontinue any of Capital's, Host's or USA's employee benefit plans, Parent shall provide, or shall cause any of its Subsidiaries to provide, employees at such time with coverage under replacement or alternative benefit plans which is substantially the same, in the aggregate, to the coverage provided under such discontinued plans.

     5.9 Board of Directors of Parent. At or prior to the USA Effective Time, Parent will increase the size of its Board of Directors to seven members and each of Charles L. Jarvie and W. James Host will be appointed to the Board of Directors of Parent to serve as members thereof during any period that the Stockholders Agreement remains in effect.

     5.10 First Look Broadcasting Rights. Host and USA have entered into an agreement with NBC pursuant to which NBC will be provided "first look" programming rights with respect to programming developed by Host or USA that is directed at national television markets.

     5.11 Information Supplied. Capital, Host and USA each agree, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 to be filed with the SEC by Parent and Bull Run in connection with the issuance of shares of Parent Common Stock in the Mergers (including the proxy statement and prospectus (the "Proxy Statement/Prospectus") constituting a part thereof) (the "Registration Statement") will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to stockholders of Bull Run and at the time of the meeting of stockholders of Bull Run to be held in connection with the Reorganization, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.12 Filings; Other Actions; Notification. Bull Run and Parent shall as promptly as practicable prepare and file with the SEC the Registration Statement. Bull Run and Parent shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Proxy Statement/Prospectus to the stockholders of Bull Run. Bull Run and Parent shall also use all reasonable efforts to obtain prior to the effective date of the Registration Statement all necessary state securities law or "blue sky" permits and approvals required in connection with the Mergers and to consummate the other transactions contemplated by this Agreement (other than qualifying to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process) and will pay all expenses incident thereto.

     Capital, Host and USA shall, upon request by Bull Run or Parent, furnish Bull Run or Parent with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of Bull Run, Parent or any of their Subsidiaries to any third party or Governmental Entity in connection with the Mergers and the Reorganization and the other transactions contemplated by this Agreement.

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

     5.13 Host Proxy Statement. Promptly following the date of this Agreement, Host, Parent and Bull Run shall prepare a proxy statement (the "Host Proxy Statement") to be sent to stockholders of Host in connection with the meeting of the stockholders of Host to be held as contemplated by Section 5.17. The Host Proxy Statement shall include the recommendation of the board of directors of Host in favor of this Agreement and the Host Merger. Parent and Bull Run each agree, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Host Proxy Statement will, at the date of mailing to stockholders of Host and at the time of the meeting of stockholders of Host to be held in connection with the Host Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     5.14 Host Stockholders Meeting. As promptly as practicable following the date hereof, Host shall duly call, give notice of, convene and hold a meeting of its stockholders (the "Host Stockholders Meeting") for the purpose of voting upon this Agreement and the Host Merger, in each case in accordance with the Kentucky Code; provided, however, that Host may, subject to compliance with the applicable provisions of Kentucky law, from time to time adjourn such meeting to such later date as Host, Parent and Bull Run may mutually agree. Host will, through its board of directors, recommend that its stockholders approve this Agreement and the transactions contemplated hereby.

     5.15 Capital Information Statement. Promptly following the date of this Agreement, Capital, Parent and Bull Run shall prepare an information statement (the "Capital Information Statement") to be mailed to stockholders of Capital no later than 10 days after the Proxy Statement/Prospectus is mailed to stockholders of Bull Run. The information provided and to be provided by Bull Run, Parent and Capital for use in the Capital Information Statement shall, at the time the Capital Information Statement is mailed to the stockholders of Capital and on the Closing Date, be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not misleading, and Capital, Parent and Bull Run agree to correct any information provided by it for use in the Capital Information Statement which shall have become false or misleading.

     5.16 USA Information Statement. Promptly following the date of this Agreement, USA, Parent and Bull Run shall prepare an information statement (the "USA Information Statement") to be mailed to stockholders of USA no later than 10 days after the Proxy Statement/Prospectus is mailed to stockholders of Bull Run. The information provided and to be provided by Bull Run, Parent and USA for use in the USA Information Statement shall, at the time the USA Information Statement is mailed to the stockholders of USA and on the Closing Date, be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information not misleading, and USA, Parent and Bull Run agree to correct any information provided by it for use in the USA Information Statement which shall have become false or misleading.

     5.17 Financing Cooperation. Each of Capital, Host and USA shall, and shall cause its respective Subsidiaries and its and their respective officers, employees and advisors to, provide all reasonable cooperation in connection with the arrangement of any financing to be consummated in respect of the transactions contemplated by this Agreement and the Reorganization, including without limitation (i) participation in meetings, due diligence

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

sessions and road shows, (ii) the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents and (iii) the delivery of such other documents as may reasonably be required in connection therewith including, without limitation, such financial statements, together with the related opinions with respect thereto, and comfort letters of accountants as may reasonably be requested by Parent or Bull Run.

     5.18 Bull Run Stockholders Meeting. As promptly as practicable following the date hereof, in accordance with the Georgia Business Corporation Code, Bull Run shall duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of authorizing: (i) the Reorganization; (ii) an increase in the number of shares of Bull Run Common Stock available for issuance under Bull Run's 1994 Long Term Incentive Plan and, subsequent to the Reorganization, 7,200,000 shares of Parent Common Stock issuable pursuant to a similar benefit plan adopted or assumed by Parent in accordance with the Reorganization Agreement; and (iii) the issuance of shares of Parent Common Stock in the Merger; provided, however, that Bull Run may, subject to compliance with the applicable provisions of Georgia law, from time to time adjourn such meeting to such later date as Bull Run may deem necessary. Bull Run will, through its board of directors, recommend that its stockholders approve the Reorganization and the transactions contemplated thereby.

     5.19 Broadcast.com Stock Sale. As promptly as practicable after the date hereof and in no event later than the Capital Effective Time, USA will cause to be sold all the shares of Broadcast.com Inc. owned by USA.

     5.20 Termination of Host/USA Agreements. As promptly as practicable after the date hereof and prior to the Capital Effective Time, Host and USA shall use their respective reasonable best efforts to terminate each of the Host/USA Agreements without any continuing liability to the Host Surviving Corporation or the USA Surviving Corporation.

     5.21 Affiliates of the Company. Prior to the Closing Date, each of Capital, Host and USA shall deliver to Bull Run and Parent a letter identifying all persons who are reasonably and in good faith believed to be, at the time of the Closing, "affiliates" of such company for purposes of Rule 145 under the Securities Act. Each of Capital, Host and USA shall use its best efforts to cause each person who is so identified as an affiliate to deliver to Bull Run and Parent, on or prior to the Closing Date, a written agreement, in form reasonably satisfactory to Bull Run and Parent, that such person will not offer to sell or otherwise dispose of any of the shares of Bull Run Common Stock issued in connection with the Mergers in violation of the Securities Act.

                                   ARTICLE VI

           COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGERS

     6.1 Conduct of Business. Except as expressly contemplated by this Agreement [(including, without limitation, Section 5.19 (Broadcast.com Stock
Sale)], during the period from the date of this Agreement through the Closing Date, each of Capital, Host and USA shall, and shall cause their respective Subsidiaries to, act and carry on their respective businesses in the ordinary course of business and, to the extent consistent therewith, use reasonable efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve the goodwill of those engaged in business relationships with them. Without limiting the

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

generality of the foregoing and except as set forth on Schedule 6.1, during the period from the date of this Agreement through the Closing Date, Capital, Host and USA shall not, and Capital, Host and USA shall not permit any of their respective Subsidiaries to, without the prior consent of Parent and Bull Run:

          (i) (w) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its or any of their respective Subsidiaries' outstanding capital stock (other than dividends or other distributions to Host, USA or their respective wholly owned Subsidiaries), (x) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, (y) except in connection with the termination of the employment of any employees, purchase, redeem or otherwise acquire any shares of its outstanding capital stock or any rights, warrants or options to acquire any such shares, or (z) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other equity securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, equity securities or convertible securities (other than (A) upon the exercise of Host Options or USA Options outstanding on the date of this Agreement or (B) in connection with the USA Preferred Stock Conversion);

          (ii) amend its Certificate of Incorporation, Bylaws or other comparable charter or organizational documents;

          (iii) acquire any business (including the assets thereof) or any corporation, partnership, joint venture, association or other business organization or division thereof;

          (iv) sell, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its properties or assets (other than replacements of assets and sales of inventory in the ordinary course of business consistent with past practice) that are material to (A) Host and its subsidiaries, taken as a whole, or (B) USA and its subsidiaries, taken as whole, in each case as applicable;

          (v) make any material loans or advances to any other person, other than to Host, USA or any of their respective direct or indirect wholly-owned subsidiaries and other than routine advances to employees;

          (vi) make any material Tax election or settle or compromise any Tax liability (excluding the payment of Taxes and filing of Tax Returns in the ordinary course of business consistent with past practice);

          (vii) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Host Interim Balance Sheet or the USA Interim Balance Sheet, or incurred since the date of such financial statements in the ordinary course of business consistent with past practice;

          (viii) make any material commitments or agreements for capital expenditures or capital additions or betterments which, in the aggregate, exceed the amounts reflected on the capital expenditures budgets of Host and USA attached hereto as Schedule 6.1(viii);

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

          (ix) except as may be required by law:

             (A) other than in the ordinary course of business and consistent with past practices, make any representation or promise, oral or written, to any employee or former director, officer or employee of USA or any of their respective Subsidiaries which is inconsistent with the terms of any Host Employee Plan or USA Employee Plan, respectively;

             (B) other than in the ordinary course of business and consistent with past practices, make any change to, or amend in any way, the contracts, salaries, wages, or other compensation of any director, employee or any agent or consultant of Host, USA or any of their respective Subsidiaries other than routine changes in the ordinary course of business consistent with past practice or amendments that are required under existing Contracts; or

             (C) adopt, enter into, amend, alter or terminate, partially or completely, any Host Employee Plan or USA Employee Plan, or any election made pursuant to the provisions of any Host Employee Plan or USA Employee Plan, to accelerate any payments, obligations or vesting schedules under any Host Employee Plan or USA Employee Plan;

          (x) except in the ordinary course of business, modify, amend or terminate any material Contract to which Host or USA or any of their respective Subsidiaries is a party or waive, release or assign any material rights or claims thereunder;

          (xi) make any change in financial or tax accounting methods, principles or practices, unless required by GAAP or applicable law;

          (xii) fail to maintain its books, accounts and records in the usual, regular and ordinary manner on a basis consistent with prior years;

          (xiii) make or agree to make any material changes to any Tax Returns filed prior to the date hereof or file any amended Tax Returns;

          (xiv) take any action that would cause any of the representations and warranties made by Host or USA in the Agreement to not remain materially true and correct; or

          (xv) authorize any of, or commit or agree to take any of, the foregoing actions.

     6.2 Other Actions. Except as required in connection with the Reorganization, none of Capital, Host, USA, Parent or Bull Run shall and none of them shall permit any of their respective Subsidiaries to, take any action that would, or that could reasonably be expected to, result in any of the conditions of the Mergers set forth in Article VII not being satisfied.

                                  ARTICLE VII

                              CONDITIONS PRECEDENT

     7.1 Conditions to Each Party's Obligation to Effect the Mergers. The respective obligation of each party to effect the Mergers is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) HSR Act. The waiting period (and any extension thereof) applicable to the Mergers under the HSR Act shall have been terminated or shall have otherwise expired.

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

          (b) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers shall be in effect; provided, however, that the party invoking this condition shall use its reasonable best efforts to have any such order or injunction vacated.

          (c) Tax Opinion. Capital, Host and USA shall have received an opinion of Proskauer Rose LLP, based on certain representations of the parties hereto, substantially to the effect that (i) no gain or loss will be recognized by Capital, Host or USA in the Mergers and (ii) stockholders of Capital, Host and USA who exchange Capital Stock, Host Stock or USA Stock for Parent Common Stock and cash in the Mergers will not recognize gain in excess of the amount of cash received in the Mergers. Such opinion shall be based upon reasonable and customary representations of Capital, Host and USA and certain stockholders of Capital, Host and USA.

          (d) Effectiveness of the Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC or any state securities commission and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC or any state securities commission.

          (e) Bull Run Stockholder Approvals and Consummation of the Reorganization. The matters described in Section 5.18 shall have been duly approved and authorized by the stockholders of Bull Run and the Reorganization shall have been consummated as contemplated by the Reorganization Agreement.

          (f) Consummation of the USA Stock Sale. The sale by USA of all shares of Broadcast.com stock held by it pursuant to Section 1.10 shall have been consummated.

          (g) Stockholders Approval. The Capital Stockholder Approval, Host Stockholder Approval, the USA Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

          (h) Stockholders Agreement. W. James Host, Charles L. Jarvie and Douglas L. Jarvie shall have entered into a Stockholders Agreement ("Stockholders Agreement") with the Robinson-Prather Partnership in the form attached as Exhibit D.

     7.2 Conditions to Obligations of Host. The obligation of Host to effect the Host Merger is further subject to the following conditions (it being understood that the consummation of the Host Merger is expressly conditioned upon the concurrent consummation of the Capital Merger and the USA Merger):

          (a) Representations and Warranties. The representations and warranties of Parent and Bull Run contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct at and as of the Closing Date as though made at and as of such time (except to the extent that any such representations and warranties expressly relate only to an earlier time, in which case they shall have been true and correct at such earlier time), except in each such case for such inaccuracies which, individually or in the aggregate, have not had or could not reasonably be expected to have a Material Adverse Effect with respect to Parent

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

     or Bull Run. Parent and Bull Run shall have delivered to Host a certificate dated as of the Closing Date, signed by a senior executive officer of each of Parent and Bull Run, to the effect set forth in this Section 7.2(a).

          (b) Performance of Obligations of Parent and Bull Run. Parent and Bull Run shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Host shall have received a certificate signed on behalf of Parent and Bull Run by a senior executive officer of each of Parent and Bull Run to such effect.

          (c) Opinion of Counsel. Host shall have received the opinion of Alston & Bird LLP, counsel to Parent and Bull Run, substantially to the effect set forth on Exhibit E-1, and the opinion of Proskauer Rose LLP, counsel to Parent and Bull Run, substantially to the effect set forth on Exhibit E-2.

          (d) Material Adverse Effect. There shall not have occurred any (i) Material Adverse Effect with respect to Parent or Bull Run, (ii) halt or suspension of trading generally on the New York or American Stock Exchange or the Nasdaq Stock Market, (iii) declaration of a banking moratorium by New York or United States authorities, or (iv) an outbreak or escalation of hostilities between the United States and any foreign power or an outbreak or escalation of any other insurrection or armed conflict involving the United States or any other national or international calamity or emergency.

          (e) Consent under Host Credit Facilities. Either (i) Host shall have received the requisite approval of the lenders party to the Host Revolving Credit Facility, and the Business Purpose Promissory Notes dated September 27, 1995, January 5, 1996 and June 30, 1997, between Host and Bank One, Lexington, N.A. (the "Long-Term Facility") or (ii) all amounts outstanding under such Host Revolving Credit Facility or Long-Term Facility, as applicable, shall have been repaid or refinanced concurrently with the consummation of the Mergers.

     7.3 Conditions to Obligation of USA. The obligation of USA to effect the USA Merger is further subject to the following conditions (it being understood that the consummation of the USA Merger is expressly conditioned upon the concurrent consummation of the Capital Merger and the Host Merger):

          (a) Representations and Warranties. The representations and warranties of Parent and Bull Run contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct at and as of the Closing Date as though made at and as of such time (except to the extent that any such representations and warranties expressly relate only to an earlier time, in which case they shall have been true and correct at such earlier time), except in each such case for such inaccuracies which, individually or in the aggregate, have not had or could not reasonably be expected to have a Material Adverse Effect with respect to Parent or Bull Run. Parent and Bull Run shall have delivered to USA a certificate dated as of the Closing Date, signed by a senior executive officer of each of Parent and Bull Run, to the effect set forth in this Section 7.3(a).

          (b) Performance of Obligations of Parent and Bull Run. Parent and Bull Run shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and USA shall have received a certificate signed on behalf of Parent and Bull Run by a senior executive officer of each of Parent and Bull Run to such effect.

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

          (c) Opinion of Counsel. USA shall have received the opinion of Alston & Bird LLP, counsel to Parent and Bull Run, substantially to the effect set forth on Exhibit E-1, and the opinion of Proskauer Rose LLP, counsel to Parent and Bull Run, substantially to the effect set forth on Exhibit E-2.

          (d) Material Adverse Effect. There shall not have occurred any (i) Material Adverse Effect with respect to Parent or Bull Run, (ii) halt or suspension of trading generally on the New York or American Stock Exchange or the Nasdaq Stock Market, (iii) declaration of a banking moratorium by New York or United States authorities, or (iv) an outbreak or escalation of hostilities between the United States and any foreign power or an outbreak or escalation of any other insurrection or armed conflict involving the United States or any other national or international calamity or emergency.

          (e) Consent under USA Credit Facilities. Either (i) USA shall have received the requisite approval of the lenders party to the USA Revolving Credit Facility or (ii) all amounts outstanding under such USA Revolving Credit Facility shall have been repaid or refinanced concurrently with the consummation of the Mergers.

     7.4 Conditions to Obligations of Parent and Bull Run. The obligations of Parent and Bull Run to effect the Mergers is further subject to the following conditions (it being understood that the consummation of each of the Capital Merger, the Host Merger and the USA Merger is expressly conditioned upon the concurrent consummation of each of the other mergers):

          (a) Representations and Warranties. The representations and warranties of each of Host and USA contained in this Agreement shall have been true and correct on the date of this Agreement and shall be true and correct at and as of the Closing Date as though made at and as of such time (except to the extent that any such representations and warranties expressly relate only to an earlier time, in which case they shall have been true and correct at such earlier time), except in each such case for such inaccuracies which, individually or in the aggregate, have not had or could not reasonably be expected to have a Material Adverse Effect with respect to Host or USA, as applicable. Each of Host and USA shall have delivered to Parent and Bull Run a certificate dated as of the Closing Date, signed by a senior executive officer of each of them, to the effect set forth in this Section 7.4(a).

          (b) Performance of Obligations. Host and USA shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and Parent and Bull Run shall have received a certificate signed on behalf of Host and USA by a senior executive officer of each of them to such effect.

          (c) Consents and Approvals. All consents, waivers, clearances and approvals set forth on Schedules 2.2(b), 2.2(c), 3.2(b), 3.2(c) 4.2(b) and 4.2(c) shall have been obtained.

          (d) Material Adverse Effect. There shall not have occurred any (i) Material Adverse Effect with respect to Host or USA, (ii) halt or suspension of trading generally on the New York or American Stock Exchange or the Nasdaq Stock Market, (iii) declaration of a banking moratorium by New York or United States authorities, or (iv) an outbreak or escalation of hostilities between the United States and any foreign power or an outbreak or escalation of any other insurrection or armed conflict involving the United States or any other national or international calamity or emergency.

          (e) Financing. Parent shall have obtained financing sufficient to fund the cash to be paid as the Capital Merger Consideration, the Host Merger Consideration and the USA Merger Consideration hereunder on terms and conditions satisfactory to Parent in its sole discretion.

          (f) Opinions of Counsel. Parent, Bull Run, Capital Merger Sub, Host Merger Sub and USA Merger Sub shall have received the opinions of (i) Dinsmore & Shohl LLP, counsel to Host, substantially to the effect set forth on Exhibit F and (ii) David, Goodman & Madole, counsel to USA, substantially to the effect set forth on Exhibit G, in each case together with reliance letters addressed to such of Parent's financing sources as identified by Parent prior to the Closing and entitling such lenders to rely on such opinion to the same extent as if they were an addressee thereof.

          (g) Dissenting Shares. No more than seven percent of the outstanding shares of Capital Stock, Host Stock or USA Stock shall be Dissenting Shares, the holders of which have not, as of the Closing Date, effectively withdrawn with the consent of Capital, Host or USA, as the case may be, if required, or become ineligible for their dissenters' rights under Section 262 of the Delaware Code or Subtitle 13 of the Kentucky Code, as applicable.

          (h) Employment Agreements. Host and USA and certain of their respective employees, as applicable, shall have entered into the employment and non-competition agreements contemplated hereby and by that certain letter agreement among Parent, Bull Run, Host, and USA dated as of the date hereof.

          (i) Host and USA Options. On or prior to the Capital Effective Time, all Host Options and USA Options shall have been exercised, terminated or converted into an option to purchase Parent Common Stock, as contemplated by Section 1.6(d) or 1.7(d), as the case may be.

          (j) Termination of Host/USA Agreements. Each of the Host/USA Agreements shall have been terminated by Host or USA, as applicable, without any continuing liability to the Host Surviving Corporation or the USA Surviving Corporation.

          (k) Affiliates' Agreements. On or prior to the Closing Date, Bull Run and Parent shall have received the agreements and instruments referred to in Section 5.21.

                                  ARTICLE VIII

                       TERMINATION, AMENDMENT AND WAIVER

     8.1 Termination. This Agreement may be terminated and the Mergers abandoned at any time prior to the Capital Effective Time:

          (a) by mutual written consent of Parent, Bull Run, Capital, Host and USA;

          (b)  by any of Parent, Bull Run, Capital, Host or USA:

             (i) if the Mergers shall not have been consummated on or before September 30, 1999 (the "Final Date"), provided, however, that (A) if the condition set forth in Section 7.1(a) or 7.1(d) has not been satisfied or waived,

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

        or if the Host Stockholders Meeting has not been held, prior to September 30, 1999, either party may extend the Final Date by written notice to the others to such later date, but not after October 31, 1999, as may be specified by such extending party and (B) no party shall have the right to terminate this Agreement under this Section 8.1(b)(i) or extend the Final Date under this Section 8.1(b)(i) if such party's willful and material breach of this Agreement has been the cause of or resulted in the failure of any of the Mergers to occur on or before such Final Date; or

             (ii) if any Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Mergers and such order, decree, ruling or other action shall have become final and nonappealable;

          (c) if not then in material breach of this Agreement, by Parent and Bull Run if Capital, Host or USA shall have breached the requirements of
     Section 5.3 hereof;

          (d) by Parent and Bull Run if, (i) at the Host Stockholders Meeting, the Host Stockholder Approval shall not have been obtained or (ii) if the Capital Stockholder Approval or the USA Stockholder Approval shall not have been obtained by September 30, 1999; or

          (e) if the party seeking to terminate this Agreement is not then in material breach of this Agreement, (i) by Parent and Bull Run if any of Capital, Host or USA is in material breach of any representation, warranty, covenant or agreement herein contained and such breach shall not be cured within fifteen days of the date of notice of default served by Parent and Bull Run on Capital, Host and USA or (ii) by Capital, Host or USA if Parent or Bull Run is in material breach of any representation, warranty, covenant or agreement herein contained and such breach shall not be cured within fifteen days of the date notice of default is served by Capital, Host or USA on Parent and Bull Run.

     8.2 Effect of Termination. (a) If Parent, Bull Run, Capital, Host, or USA terminates this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and have no effect without any liability or obligation on the part of Parent, Bull Run, Capital, Host or USA or any of their respective directors, officers, employees, stockholders, incorporators or counsel, other than the last two sentences of Sections 5.1(a) and 5.1(b) (Confidentiality) and Sections 2.22 (Host/Brokers), 3.22 (Capital/Brokers), 4.9 (Parent and Bull Run/Brokers), 10.2 (Expenses) and this Section 8.2. Nothing contained in this
Section 8.2 shall relieve any party from any liability resulting from any willful, material breach of the representations, warranties, covenants or agreements set forth in this Agreement, fraud or any material breach of Section
5.3 hereof.

     (b) If Parent or Bull Run terminates this Agreement pursuant to Section 8.1(b)(i), Bull Run shall reimburse Host and USA for Host's and USA's out of pocket expenses (including, without limitation, attorneys' fees, accountants' fees and filing fees) relating to the transactions contemplated by this Agreement.

     8.3 Amendment. Subject to the applicable provisions of the Delaware Code, the Kentucky Code and the Georgia Business Corporation Code, at any time prior to the Capital Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of Parent, Bull Run, Capital, Host, USA, Capital Merger Sub, Host Merger Sub and USA Merger Sub; provided, however, that no amendment shall be made which reduces the consideration

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

payable in the Mergers or adversely affects the rights of Capital's, Host's or USA's stockholders hereunder without the requisite approval of their respective stockholders.

     8.4 Extension; Consent; Waiver. At any time prior to the Capital Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 8.3, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement or consent to any action requiring consent pursuant to this Agreement. Any agreement on the part of a party to any such extension, waiver or consent shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

     8.5 Non-Survival of Representations. Warranties and Covenants. None of the representations and warranties of Parent, Bull Run, Capital, Host and USA made in this Agreement or in any certificate delivered by either of them pursuant to this Agreement shall survive the Closing. Except for Article I (The Mergers), the last two sentences of Sections 5.1(a) and 5.1(b) (Confidentiality), Section 10.2 (Expenses) and this Section 8.5 and any covenant or agreement that expressly contemplates performance after the Closing, none of the covenants and agreements in this Agreement shall survive the Closing.

                                   ARTICLE IX

                                    NOTICES

     9.1 Notices. All notices and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered, telecopied or mailed, by certified mail, return receipt requested, first-class postage prepaid, to the parties at the following addresses:

        If to Host to:

             Host Communications, Inc.
             546 East Main Street
             Lexington, Kentucky 40508
             Attention: W. James Host
             Facsimile: (606) 226-4419

             with a copy to:

             Dinsmore & Shohl LLP
             Lexington Financial Center
             250 West Main Street
             Suite 2020
             Lexington, Kentucky 40507
             Attention: Joseph H. Terry, Esq.
             Facsimile: (606) 425-1099

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

        If to USA to:

             Universal Sports America, Inc.
             12221 Merit Drive
             Suite 1325
             Dallas, Texas 75251
             Attention: Charles L. Jarvie
             Facsimile: (972) 778-7715

             with a copy to:

             David, Goodman & Madole
             Two Lincoln Centre
             5420 LBJ Freeway
             Suite 1200
             Dallas, Texas 75240
             Attention: Bret A. Madole, Esq.
             Facsimile: (972) 404-0516

          If to Parent, Bull Run, Capital, Capital Merger Sub, Host Merger Sub or USA Merger Sub to:

             Bull Run Corporation
             4370 Peachtree Road, N.E.
             Atlanta, GA 30319

             with a copy to:

             Proskauer Rose LLP
             1585 Broadway
             New York, New York 10036
             Attention: Henry O. Smith III, Esq.
             Facsimile: (212) 969-2900

All notices and other communications required or permitted under this Agreement that are addressed as provided in this Article IX will, if delivered personally, be deemed given upon delivery, will, if delivered by telecopy, be deemed delivered when confirmed and will, if delivered by mail in the manner described above, be deemed given on the third business day after the day it is deposited in a regular depository of the United States mail. Any party from time to time may change its address for the purpose of notices to that party by giving a similar notice specifying a new address, but no such notice will be deemed to have been given until it is actually received by the party sought to be charged with the contents thereof.

                                   ARTICLE X

                                 MISCELLANEOUS

     10.1 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter of this Agreement, and this Agreement (including the schedules and exhibits hereto and other documents delivered in connection herewith) contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     10.2 Expenses. Subject to Section 8.2, whether or not the Mergers are consummated, each of the parties will pay its own costs and expenses incident to preparing for, entering into and carrying out this Agreement, including, without limitation, all costs and expenses incurred in connection with the filings and registrations with the Department of Justice and Federal Trade Commission pursuant to the HSR Act. In no event shall Parent, Bull Run, Capital, Host or USA pay any expenses incurred on behalf of any stockholder of Capital, Host or USA, which expenses shall be paid solely by the stockholder incurring such expenses.

     10.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     10.4 No Third Party Beneficiary. Except as otherwise expressly provided herein, the terms and provisions of this Agreement are intended solely for the benefit of the parties hereto, and their respective successors or assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other person.

     10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

     10.6 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void; provided, however, that Parent, Bull Run, Capital Merger Sub, Host Merger Sub and USA Merger Sub may make a collateral assignment of its rights under this Agreement to any institutional lender who provides funds to Parent or Bull Run for the transactions contemplated hereby. Capital, Host and USA agree to execute acknowledgments of such assignments and collateral assignments in such forms as Parent or Bull Run or their institutional lender(s) may from time to time reasonably request. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective successors and assigns.

     10.7  Headings; Certain Interpretive Matters.

     (a) The headings used in this Agreement have been inserted for convenience and do not constitute matter to be construed or interpreted in connection with this Agreement. Unless the context of this Agreement otherwise requires, (b) words of any gender are deemed to include each other gender; words using the singular or plural number also include the plural or singular number, respectively; (c) the terms "hereof," "herein," "hereby," "hereto," and derivative or similar words refer to this entire Agreement; (d) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; (e) all references to "dollars" or "$" refer to currency of the United States of America; (f) the term "person" shall include any natural person, corporation, limited liability company, general partnership, limited partnership, or other entity, enterprise, authority or business organization;
(g) the term "Affiliate" means "affiliate" as defined in Rule 405 promulgated under the Securities Act; and (h) the term "or" is not exclusive.

     (b) No provision of this Agreement will be interpreted in favor of, or against, either of the parties hereto by reason of the extent to which either such party or its counsel participated in the drafting thereof or by reason of the extent to which any such provision is inconsistent with any prior draft hereof or thereof.

     10.8 No Recourse Against Others. No past, present or future director, officer, employee, stockholder, incorporator or counsel, as such, of Parent, Bull Run, Capital, Capital Merger Sub, Host, Host Merger Sub, USA, USA Merger Sub, the Capital Surviving Corporation, the Host Surviving Corporation or the USA Surviving Corporation shall have any liability for any obligations of such parties under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

     10.9 Withholding Taxes. All payments due under this Agreement in connection with the Capital Merger, the Host Merger or the USA Merger shall be reduced by any applicable withholding Taxes. Each of the stockholders of Capital, Host and USA shall provide Parent and Bull Run at the time of the Capital Merger, the Host Merger and the USA Merger, to the extent applicable, both an affidavit which complies with Section 1445(b)(2) of the Code and the Treasury Regulations thereunder and a completed Form W-8 or W-9.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Parent, Bull Run, Capital, Host, USA, Capital Merger Sub, Host Merger Sub and USA Merger Sub effective as of the date first written above.

                                          BR HOLDING, INC.

                                          By: /s/   ROBERT S. PRATHER
                                             -----------------------------------
                                              Name: Robert S. Prather
                                              Title: President and Secretary

                                          BULL RUN CORPORATION

                                          By: /s/   ROBERT S. PRATHER
                                             -----------------------------------
                                              Name: Robert S. Prather
                                              Title: President

                                          CAPITAL SPORTS PROPERTIES, INC.

                                          By: /s/    RUSSEL W. HOWARD
                                             -----------------------------------
                                              Name: Russel W. Howard
                                              Title: President

                                          HOST COMMUNICATIONS, INC.

                                          By: /s/     W. JAMES HOST
                                             -----------------------------------
                                              Name: W. James Host
                                              Title: C.E.O.

                                          UNIVERSAL SPORTS AMERICA , INC.

                                          By: /s/    DOUGLAS L. JARVIE
                                              ----------------------------------
                                              Name: Douglas L. Jarvie
                                              Title: C.E.O. and President

                                          CAPITAL MERGER SUB, INC.

                                          By: /s/   ROBERT S. PRATHER
                                             -----------------------------------
                                              Name: Robert S. Prather
                                              Title: President and Secretary
                                          HOST MERGER SUB, INC.

                                          By: /s/   ROBERT S. PRATHER
                                             -----------------------------------
                                              Name: Robert S. Prather
                                              Title: President and Secretary

                                          USA MERGER SUB, INC.

                                          By: /s/   ROBERT S. PRATHER
                                             -----------------------------------
                                              Name: Robert S. Prather
                                              Title: President and Secretary

                                   EXHIBIT A

                                  DEFINITIONS

     "Acquisition Proposal" has the meaning set forth in Section 5.3(b).

     "Agreement" has the meaning set forth in the preamble.

     "Broadcast.com Net Proceeds" means the net proceeds from the sale (after all Taxes, commissions or other charges paid or payable with respect to such sale) of the shares of common stock of Broadcast.com Inc. owned by USA.

     "Bull Run" has the meaning set forth in the preamble.

     "Bull Run Common Stock" has the meaning set forth in Section 4.3(b).

     "Bull Run Financial Statements" has the meaning set forth in Section
4.4(a).

     "Bull Run Balance Sheet" and "Bull Run Balance Sheet Date" have the meanings set forth in Section 4.4(a).

     "Bull Run SEC Reports" has the meaning set forth in Section 4.5.

     "Capital" has the meaning set forth in the preamble.

     "Capital Common Stock Consideration" has the meaning set forth in Section 1.5(b).

     "Capital Effective Time" has the meaning set forth in Section 1.3(a).

     "Capital Ineligible Shares" has the meaning set forth in Section 1.5(b).

     "Capital Information Statement" has the meaning set forth in Section 5.15.

     "Capital Merger" has the meaning set forth in Section 1.1(a).

     "Capital Merger Sub" has the meaning set forth in the preamble.

     "Capital Stock" has the meaning set forth in Section 1.5(b).

     "Capital Stockholder Approval" has the meaning set forth in Section 4.2(a).

     "Capital Surviving Corporation" has the meaning set forth in Section
1.1(a).

     "Claim" means any written order, injunction, judgment, decree, ruling assessment or arbitration award.

     "Closing" and "Closing Date" have the meanings set forth in Section 1.2.

     "Closing Price" shall have the meaning set forth in Section 1.5(b).

     "Code" means the Internal Revenue Code of 1986, as amended, and the Treasury Regulations thereunder.

     "Contracts" means any written or oral contracts, commitments, agreements, leases, arrangements or understandings.

     "Conversion Share" has the meaning set forth in Section 1.7(c).

     "Delaware Code" has the meaning set forth in Section 1.3(a).

     "Dissenting Shares" has the meaning set forth in Section 1.9.

     "Environmental Law" means any applicable law, statute, code, rule, regulation or other legal requirement (including common law) relating to the environment, natural resources, or public and employee health and safety and includes, but is not limited to, the

Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. sec.sec. 9601, et seq., the Hazardous Materials Transportation Act, 49 U.S.C., sec.sec. 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. sec.sec. 6901, et seq., the Clean Water Act, 33 U.S.C. sec.sec. 1251 et seq., the Clean Air Act, 42 U.S.C. sec.sec. 7401, et seq., the Toxic Substances Control Act, 15 U.S.C. sec.sec. 2601, et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. sec.sec. 136, et seq., the Oil Pollution Act of 1990, 33 U.S.C. sec.sec. 2701, et seq., the Federal Safe Drinking Water Act, 42 U.S.C. sec.sec. 300F, et seq., and the Occupational Safety and Health Act, 29 U.S.C. sec.sec. 651, et seq., as such Laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes.

     "Environmental Permit" means any permit, approval, authorization, license, variance, registration or permission required under any Environmental Law.

     "ERISA" means the Employee Retirement Income and Security Act of 1974, as amended, and any regulations promulgated thereunder.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "Final Date" has the meaning set forth in Section 8.1(b).

     "GAAP" means generally accepted accounting principles consistently applied throughout the periods involved.

     "Governmental Entity" means any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

     "Hazardous Material" means any substance, material, or waste which is regulated, defined or treated by any Governmental Entity as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous substance," "restricted hazardous waste," "contaminant," "pollutant," "toxic waste," "toxic substance" or words of similar meaning or import under any provision of Environmental Law, including without limitation any petroleum, petroleum products (including crude oil and any portion thereof), asbestos, asbestos-containing materials, urea formaldehyde and polychlorinated biphenyls.

     "Host" has the meaning set forth in the preamble.

     "Host Cash Option Consideration" has the meaning set forth in Section
1.6(d).

     "Host Common Stock" has the meaning set forth in Section 1.6(b).

     "Host Common Stock Consideration" has the meaning set forth in Section 1.6(b).

     "Host Effective Time" has the meaning set forth in Section 1.3(b).

     "Host Employee Plans" has the meaning set forth in Section 2.18(a).

     "Host ERISA Affiliate" has the meaning set forth in Section 2.18(a).

     "Host Ineligible Shares" has the meaning set forth in Section 1.6(b).

     "Host Intellectual Property" has the meaning set forth in Section 2.14.

     "Host Interim Balance Sheet" and "Host Interim Balance Sheet Date" have the meanings set forth in Section 2.6.

     "Host Merger" has the meaning set forth in Section 1.1(b).

     "Host Merger Sub" has the meaning set forth in the preamble.

     "Host Options," "Host A Options" and "Host B Options" have the meanings set forth in Section 2.4.

     "Host Optionholder" has the meaning set forth in Section 1.6(d).

     "Host Permitted Liens" has the meaning set forth in Section 2.11.

     "Host Preferred Stock" has the meaning set forth in Section 1.6(c).

     "Host Proxy Statement" has the meaning set forth in Section 5.13.

     "Host Real Property" has the meaning set forth in Section 2.13(a).

     "Host Revolving Credit Facility" means the Amended and Restated Loan Agreement, dated June 25, 1998, by and among Host and Bank One, Kentucky, N.A. and the other lenders party thereto.

     "Host Stock" has the meaning set forth in Section 1.6(c).

     "Host Stockholder Approval" has the meaning set forth in Section 2.2(a).

     "Host Stockholders Meeting" has the meaning set forth in Section 5.14.

     "Host Surviving Corporation" has the meaning set forth in Section 1.1(b).

     "Host/USA Agreements" mean (i) the Shareholders' Agreement among the shareholders of USA and USA dated October 16, 1995, (ii) the Registration Rights Agreement among the shareholders of USA and USA dated October 16, 1995, (iii) the Registration Rights Agreement, dated December 15, 1992 between Capital and Host, (iv) the Shareholders Agreement, dated December 14, 1992 among Host, the shareholders of Host and Capital, (v) the Voting and Irrevocable Proxy Agreement dated December 15, 1992 among W. James Host and certain shareholders of Host named therein, (vi) the Shareholders Agreement dated December 31, 1996 between Host and Wayne J. Smith, (vii) the Put/Call Agreement dated as of November 14, 1997 between Host and Roy C. Hamlin, Jr. and (viii) the Put/Call Agreement dated as of December 31, 1996 between Host and Wayne J. Smith.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     "Intellectual Property" means patents, trademarks, trade names, service marks, Internet web sites, domain names, and copyrights, including registrations and applications for registration of any of them, and software.

     "Kentucky Code" has the meaning set forth in Section 1.3(b).

     "Letters of Transmittal" has the meaning set forth in Section 1.8(a).

     "Liabilities" mean, without limitation, any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether fixed or contingent, known or unknown, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured.

     "Liens" mean title defects or objections, mortgages, liens, claims, charges, pledges, or other encumbrances of any nature whatsoever, including without limitation licenses, leases, chattel or other mortgages, collateral security arrangements, pledges, title imperfections, defect or objection liens, security interest, conditional and installment sales agreements, charges, easements, encroachments or restrictions, of any kind and other title or interest retention arrangements, reservations or limitations of any nature.

     "Long-Term Facility" has the meaning set forth in Section 7.2(e).

     "Material Adverse Effect" means, with respect to any person, a material adverse effect (i) on the business, operations, liabilities, assets, results of operations, prospects, projections or financial condition of such person and its Subsidiaries, taken as a whole, or (ii) on the ability of such person to perform on a timely basis any material obligation under this Agreement or to consummate the transactions contemplated hereby.

     "Mergers" has the meaning set forth in Section 1.1(c).

     "New Host-Parent Options" have the meaning set forth in Section 1.6(d)(ii).

     "New USA-Parent Options" have the meaning set forth in Section 1.7(d)(ii).

     "Parent" has the meaning set forth in the preamble.

     "Parent Common Stock" has the meaning set forth in Section 4.3(a).

     "Parent Option Plan" has the meaning set forth in Section 5.7.

     "Parent Stockholder Approval" has the meaning set forth in Section 4.2(a).

     "Party" has the meaning set forth in Section 5.3(a).

     "Paying Agent" has the meaning set forth in Section 1.8(d).

     "Payment Fund" has the meaning set forth in Section 1.8(d).

     "Permits" means licenses, permits, authorizations, registrations, variances and approvals issued by any Governmental Entity.

     "Proxy Statement/Prospectus" has the meaning set forth in Section 5.11.

     "Registration Statement" has the meaning set forth in Section 5.11.

     "Release" means any release, spill, emission, leaking, pumping, pouring, dumping, emptying, injection, deposit, disposal, discharge, dispersal, leaching or migration on or into the indoor or outdoor environment or into or out of any property.

     "Reorganization" and "Reorganization Agreement" have the meanings set forth in the Recitals.

     "Representatives" has the meaning set forth in Section 5.3(a).

     "SEC" has the meaning set forth in Section 4.5.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Stockholders Agreement" has the meaning set forth in Section 7.1(h).

     "Subsidiary" of any person means any other entity of which 50% or more of the equity or ownership interests are beneficially owned, directly or indirectly, by the specified person.

     "Taxes" mean all taxes, charges, fees, levies, duties or other similar assessments, reassessments or liabilities, including without limitation (a) income, gross receipts, ad valorem, premium, excise, real property, personal property, sales, use, transfer withholding, employment, payroll, Medicare, and franchise taxes imposed by the United States of America, or by any state, local, or foreign government, or any subdivision, agency, or other similar person of the United States or any such government; (b) any interest, fines, penalties, assessments, or additions to taxes resulting from, attributable to, or incurred in connection with any Tax or any contest, dispute, or refund thereof; and (c) any joint, consolidated, combined, unitary or transferee liability in respect of taxes or any liability for taxes imposed by tax sharing, tax indemnity or similar agreement.

     "Tax Returns" mean any report, return, or statement required to be supplied to a taxing authority in connection with Taxes.

     "USA" has the meaning set forth in the preamble.

     "USA Cash Option Consideration" has the meaning set forth in Section
1.7(d).

     "USA Common Stock" has the meaning set forth in Section 1.7(b).

     "USA Common Stock Consideration" has the meaning set forth in Section
1.7(b).

     "USA Effective Time" has the meaning set forth in Section 1.3(c).

     "USA Employee Plans" has the meaning set forth in Section 3.18(a).

     "USA ERISA Affiliate" has the meaning set forth in Section 3.18.

     "USA Ineligible Shares" has the meaning set forth in Section 1.7(b).

     "USA Information Statement" has the meaning set forth in Section 5.16.

     "USA Intellectual Property" has the meaning set forth in Section 3.14.

     "USA Interim Balance Sheet" and "USA Interim Balance Sheet Date" have the meanings set forth in Section 3.6.

     "USA Merger" has the meaning set forth in Section 1.1(c).

     "USA Merger Sub" has the meaning set forth in the preamble.

     "USA Optionholder" has the meaning set forth in Section 1.7(d).

     "USA Options," "USA A Options" and "USA B Options" have the meanings set forth in Section 3.4.

     "USA Permitted Liens" has the meaning set forth in Section 3.11.

     "USA Preferred Stock" has the meaning set forth in Section 1.7(c).

     "USA Real Property" has the meaning set forth in Section 3.13.(a).

     "USA Stock" has the meaning set forth in Section 1.7(c).

     "USA Stockholder Approval" has the meaning set forth in Section 3.2(a).

     "USA Surviving Corporation" has the meaning set forth in Section 1.1(c).

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 14-2-851 of the Georgia Business Corporation Code of the State of Georgia grants each corporation organized thereunder the power to indemnify its officers and directors against liability for certain of their acts. Article VI of BR Holding's Articles of Incorporation and Article VI of BR Holding's By-laws provide that BR Holding shall, to the full extent permitted by law, indemnify all directors, officers, employees, or agents of BR Holding. Article IX of Bull Run's Articles of Incorporation provides that no director of BR Holding shall be liable to for breach of any duty as a director, except for: (i) any appropriation, in violation of such director's duties, of any business opportunity of BR Holding; (ii) acts or omissions involving intentional misconduct or a knowing violation of the law; (iii) unlawful distributions of BR Holding to its shareholders; or (iv) any transaction from which the director derives an improper personal benefit.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

     The following exhibits are filed herewith or incorporated herein by reference.


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 2.1       --  Restated Agreement and Plan of Merger, dated as of February
               15, 1999, by and among BR Holding, Inc., Bull Run
               Corporation, Capital Sports Properties, Inc., Host
               Communications, Inc., Universal Sports America, Inc.,
               Capital Merger Sub, Inc., Host Merger Sub, Inc. and USA
               Merger Sub, Inc. (incorporated by reference to Appendix B to the proxy statement/prospectus filed as part of this
               Registration Statement)
 2.2       --  Plan of Merger, by and among BR Holding, Inc., Bull Run
               Corporation and a wholly owned subsidiary of BR Holding,
               Inc. (incorporated by reference to Appendix A to the proxy statement/prospectus filed as part of this Registration
               Statement)
 3.1       --  Articles of Incorporation of BR Holding, Inc.
 3.2       --  Bylaws of BR Holding, Inc.
 5.1       --  Opinion of Alston & Bird LLP regarding legality of
               securities
 8.1       --  Opinion of Proskauer Rose LLP regarding tax matters
10.1       --  Amended and Restated 1994 Long-Term Incentive Plan
10.2       --  Bull Run Corporation Non-Employee Directors' 1994 Stock
               Option Plan (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 of Bull Run
               Corporation (Registration No. 33-81816))
10.3       --  Form of Stockholders Agreement, by and among Hilton H.
               Howell, Jr., Douglas L. Jarvie, Robinson-Prather
               Partnership, W. James Host and Charles L. Jarvie
10.4       --  Host Voting and Support Agreement, dated as of February 15,
               1999, by and among BR Holding, Inc., Bull Run Corporation,
               Host Merger Sub, Inc. and the stockholders of Host
               Communications, Inc. listed on Exhibits A and B to the Host
               Voting and Support Agreement

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.5       --  USA Voting and Support Agreement, dated as of February 15,
               1999, by and among BR Holding, Inc., Bull Run Corporation,
               USA Merger Sub, Inc. and the stockholders of Universal
               Sports America, Inc.
21.1       --  Subsidiaries of BR Holding, Inc.
23.1       --  Consent of Alston & Bird LLP with respect to the common stock being registered hereby (contained in Exhibit 5.1)
23.2       --  Consent of Ernst & Young LLP, independent auditors, with respect to the financial statements and schedule of Bull Run
               Corporation
23.3       --  Consent of Ernst & Young LLP, independent auditors, with respect to certain financial statements of Capital Sports
               Properties, Inc.
23.4       --  Consent of KPMG LLP, independent auditors, with respect to certain financial statements of Capital Sports Properties,
               Inc.
23.5       --  Consent of Ernst & Young LLP, independent auditors, with respect to certain financial statements of Host
               Communications, Inc.
23.6       --  Consent of KPMG LLP, independent auditors, with respect to certain financial statements of Host Communications, Inc.
23.7       --  Consent of Ernst & Young LLP, independent auditors, with respect to certain financial statements of Universal Sports
               America, Inc.
23.8       --  Consent of KPMG LLP, independent auditors, with respect to certain financial statements of Universal Sports America,
               Inc.
23.9       --  Consent of Ernst & Young LLP, independent auditors, with respect to the financial statements and schedule of Gray
               Communications Systems, Inc.
23.10      --  Consent of Arthur Andersen LLP, independent auditors, with respect to the financial statements of Rawlings Sporting
               Goods Company, Inc.
23.11      --  Consent of Proskauer Rose LLP with respect to certain tax matters (contained in Exhibit 8.1)
99.1       --  Form of Proxy to be used in connection with special meeting of stockholders of Bull Run Corporation


-------------------------

     (b) Financial Statement Schedules


     The following financial statement schedules are included as part of the Registration Statement (not as part of the proxy statement/prospectus):



     Schedule II -- "Valuation and Qualifying Accounts," (Bull Run Corporation) and Report of Independent Auditors thereon.



     Schedule II -- "Valuation and Qualifying Accounts" (Gray Communications Systems, Inc.) and Report of Independent Auditors thereon.


     All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefor have been omitted.

     (c) Reports, Opinions and Appraisals

     None.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        provided, however, that paragraphs (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of the Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (c) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that such a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on the 9th day of August, 1999.


                                          BR HOLDING, INC

                                          By:   /s/ ROBERT S. PRATHER, JR.
                                             -----------------------------------

                                                   Robert S. Prather, Jr.

                                                President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                   NAME                                TITLE                   DATE
                   ----                                -----                   ----

        /s/ ROBERT S. PRATHER, JR.          President and Chief           August 9, 1999
------------------------------------------    Executive Officer;
          Robert S. Prather, Jr.              Director (Principal
                                              Executive Officer)

           /s/ J. MACK ROBINSON             Chairman of the Board         August 9, 1999
------------------------------------------
             J. Mack Robinson

          /s/ GERALD N. AGRANOFF            Director                      August 9, 1999
------------------------------------------
            Gerald N. Agranoff

            /s/ JAMES W. BUSBY              Director                      August 9, 1999
------------------------------------------
              James W. Busby

        /s/ HILTON H. HOWELL, JR.           Director                      August 9, 1999
------------------------------------------
          Hilton H. Howell, Jr.

        /s/ FREDERICK J. ERICKSON           Vice President -- Finance     August 9, 1999
------------------------------------------    (Principal Financial and
          Frederick J. Erickson               Accounting Officer)

                         REPORT OF INDEPENDENT AUDITORS



     We have audited the consolidated financial statements of Bull Run Corporation as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated February 9, 1999 (except for Notes 4 and 7, for which the date is March 24,
1999). Our audits also included the financial statement schedule of Bull Run Corporation listed in Item 21(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          /s/ ERNST & YOUNG LLP



Atlanta, Georgia


February 9, 1999

                              BULL RUN CORPORATION



                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS



                                                   ADDITIONS
                                            ------------------------
                               BALANCE AT   CHARGED TO   CHARGED TO                    BALANCE AT
                               BEGINNING    COSTS AND       OTHER                        END OF
         DESCRIPTION           OF PERIOD     EXPENSES    ACCOUNTS(1)   DEDUCTIONS(2)     PERIOD
         -----------           ----------   ----------   -----------   -------------   ----------
YEAR ENDED DECEMBER 31, 1998
Allowance for doubtful
  accounts...................   $55,000      $22,000       $50,000        $45,000       $82,000
YEAR ENDED DECEMBER 31, 1997
Allowance for doubtful
  accounts...................   $45,000      $27,000       $     0        $17,000       $55,000
YEAR ENDED DECEMBER 31, 1996
Allowance for doubtful
  accounts...................   $50,000      $ 1,000       $     0        $ 6,000       $45,000


-------------------------


(1) Represents amounts recorded in connection with the CodeWriter acquisition.



(2) "Deductions" represent write-offs of amounts not considered collectible.

                         REPORT OF INDEPENDENT AUDITORS



     We have audited the consolidated financial statements of Gray Communications Systems, Inc. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated January 26, 1999. Our audits also included the financial statement schedule of Gray Communications Systems, Inc. listed in Item 21(b). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          /s/ ERNST & YOUNG LLP



Atlanta, Georgia


January 26, 1999

                       GRAY COMMUNICATIONS SYSTEMS, INC.



                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS



                                                    ADDITIONS
                                             ------------------------
                                BALANCE AT   CHARGED TO   CHARGED TO                    BALANCE AT
                                BEGINNING    COSTS AND       OTHER                        END OF
         DESCRIPTION            OF PERIOD     EXPENSES    ACCOUNTS(1)   DEDUCTIONS(2)     PERIOD
         -----------            ----------   ----------   -----------   -------------   ----------
YEAR ENDED DECEMBER 31, 1998
Allowance for doubtful
  accounts....................  $1,253,000    $831,000     $ 61,000       $933,000      $1,212,000
YEAR ENDED DECEMBER 31, 1997
Allowance for doubtful
  accounts....................  $1,450,000    $188,000     $ 31,000       $416,000      $1,253,000
YEAR ENDED DECEMBER 31, 1996
Allowance for doubtful
  accounts....................  $ 450,000     $894,000     $583,000       $477,000      $1,450,000


-------------------------


(1) Represents amounts recorded in connection with acquisitions.



(2) Deductions are write-offs of amounts not considered collectible.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 2.1       --  Restated Agreement and Plan of Merger, dated as of February
               15, 1999, by and among BR Holding, Inc., Bull Run
               Corporation, Capital Sports Properties, Inc., Host
               Communications, Inc., Universal Sports America, Inc.,
               Capital Merger Sub, Inc., Host Merger Sub, Inc. and USA
               Merger Sub, Inc. (incorporated by reference to Appendix B to the proxy statement/prospectus filed as part of this
               Registration Statement)
 2.2       --  Form of Agreement and Plan of Merger, by and among BR
               Holding, Inc., Bull Run Corporation and a wholly owned
               subsidiary of BR Holding, Inc. (incorporated by reference to
               Appendix A to the proxy statement/prospectus filed as part of this Registration Statement)
 3.1       --  Articles of Incorporation of BR Holding, Inc.
 3.2       --  Bylaws of BR Holding, Inc.
 5.1       --  Opinion of Alston & Bird LLP regarding legality of
               securities
 8.1       --  Opinion of Proskauer Rose LLP regarding tax matters
10.1       --  Amended and Restated 1994 Long-Term Incentive Plan
10.2       --  Bull Run Corporation Non-Employee Directors' 1994 Stock
               Option Plan (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-4 of Bull Run
               Corporation (Registration No. 33-81816))
10.3       --  Form of Stockholders Agreement, by and among Hilton H.
               Howell, Jr., Douglas L. Jarvie, Robinson-Prather
               Partnership, W. James Host and Charles L. Jarvie
10.4       --  Host Voting and Support Agreement, dated as of February 15,
               1999, by and among BR Holding, Inc., Bull Run Corporation,
               Host Merger Sub, Inc. and the stockholders of Host
               Communications, Inc. listed on Exhibits A and B to the Host
               Voting and Support Agreement
10.5       --  USA Voting and Support Agreement, dated as of February 15,
               1999, by and among BR Holding, Inc., Bull Run Corporation,
               USA Merger Sub, Inc. and the stockholders of Universal
               Sports America, Inc.
21.1       --  Subsidiaries of BR Holding, Inc.
23.1       --  Consent of Alston & Bird LLP with respect to the common stock being registered hereby (contained in Exhibit 5.1)
23.2       --  Consent of Ernst & Young LLP, independent auditors, with respect to the financial statements and schedule of Bull Run
               Corporation
23.3       --  Consent of Ernst & Young LLP, independent auditors, with respect to certain financial statements of Capital Sports
               Properties, Inc.
23.4       --  Consent of KPMG LLP, independent auditors, with respect to certain financial statements of Capital Sports Properties,
               Inc.
23.5       --  Consent of Ernst & Young LLP, independent auditors, with respect to certain financial statements of Host
               Communications, Inc.
23.6       --  Consent of KPMG LLP, independent auditors, with respect to certain financial statements of Host Communications, Inc.

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
23.7       --  Consent of Ernst & Young LLP, independent auditors, with respect to certain financial statements of Universal Sports
               America, Inc.
23.8       --  Consent of KPMG LLP, independent auditors, with respect to certain financial statements of Universal Sports America,
               Inc.
23.9       --  Consent of Ernst & Young LLP, independent auditors, with respect to the financial statements and schedule of Gray
               Communications Systems, Inc.
23.10      --  Consent of Arthur Andersen LLP, independent auditors, with respect to the financial statements of Rawlings Sporting
               Goods Company, Inc.
23.11      --  Consent of Proskauer Rose LLP with respect to certain tax matters (contained in Exhibit 8.1)
99.1       --  Form of Proxy to be used in connection with special meeting of stockholders of Bull Run Corporation